OJSC VolgaTelecom
Dom Svyazi, M.Gorky square,
Nizhny Novgorod city, 603000,
The Russian Federation
Phone: +7 (831) 437-50-00, 437-50-09
Fax: +7 (831) 30-67-68

07027426

№ 25-01/10-385

Date: 27.09.2007г.

RECEIVED
07 OCT 19 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

B

SUPPL

Re: Joint-Stock Company VolgaTelecom, Exemption № 82-4642

Dear Sirs,

In connection with exemption according to Rule 12g3-2 (b) from requirements of Securities Exchange Act on registration and reporting and according to further requirements by Rule 12g3-2 (b), Joint-Stock Company VolgaTelecom submits the following information on the Company's activities:

1. Communications about material facts affecting the Company's financial-economic activities (6 documents on 23 pages).
2. Communications on data that may materially affect the cost of the Company's securities (6 documents on 10 pages).
3. Communication on the procedure of accessing the information contained in quarterly report – for quarter 2 of 2007 (1 document on 1 page).
4. Quarterly report of the issuer of issuing securities for quarter 2 of 2007 (1 document on 434 pages).
5. The list of the Company's affiliated persons as of 30.06.2007 (1 document on 55 pages).
6. The changes introduced into the list of the Company's affiliated persons as of 25.06.2007, 19.07.2007, 01.08.2007, 14.08.2007, 05.09.2007, and 21.09.2007, (6 documents on 26 pages).
7. The Company's non-audited consolidated financial statements for 6 months of 2007 (1 document on 16 pages).
8. Certificate of the Company's net assets value for quarter 2 of 2007 (1 document on 1 page).
9. Accounting balance-sheet at 31.12.2006, 31.03.2007, 30.06.2007 (Form № 01) (3 documents on 11 pages).
10. Income statement for 2006, Q 1-2007, 1H 2007 (Form № 02) (3 documents on 6 pages).
11. Statement of Changes in Equity for 2006 (Form № 3) (1 document on 3 pages).
12. Cash Flow Statement for 2006 (Form № 4) (1 document on 2 pages).
13. Notes to accounting balance-sheet at 31.12.2006 (Form № 5) (1 document on 7 pages).
14. The copy of publication of the results of annual general meeting of shareholders of OJSC VolgaTelecom held on June 22, 2007 ("Rossiiskaya gazeta" newspaper № 141 (4404) of July 04, 2007).

JPMorgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for common stock.

Should you have any questions, please, call to Ms. Daniela Utane, the manager of VolgaTelecom ADR program in JPMorgan Bank. Her phone number is +44 207 777 2020 (London).

General Director [signature] S.V.Omelchenko

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Dw 10/19

Executed by Mrs. Mironova E.P.
Phone: +7-831 – 437-51-39

1283-2(b)

Российская газета от 04.07.07 г. № 141 (4404)

RECEIVED 2007 OCT 19 A 8:-3 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ВОЛГАТЕЛЕКОМ

Открытое акционерное общество «ВолгаТелеком»

Зарегистрировано 15.12.93 г. администрацией г. Н. Новгорода, регистрационный № 448
Почтовый адрес и место нахождения: 603000, г. Н. Новгород, пл. Горького, Дом связи
телефон (8-8312) 37-50-00, факс (8-8312) 30-67-68
сообщает об итогах общего годового собрания акционеров, состоявшегося 22 июня 2007 г.

1. Избран Совет директоров в составе 11 человек:

Кузнецов Сергей Иванович	Председатель Совета директоров Общества, Представитель ОАО «Связьинвест»
Желонкин Владимир Борисович	Заместитель Председателя Совета директоров Общества, Заместитель генерального директора ОАО «Связьинвест»
Андреев Владимир Александрович	Ректор ГОУВПО «Поволжская государственная академия телекоммуникаций и информатики»
Билибин Юрий Александрович	Советник Генерального директора ОАО «Связьинвест»
Гавриленко Анатолий Анатольевич	Генеральный директор ЗАО «Лидер»
Григорьева Алла Борисовна	Заместитель директора Департамента корпоративного управления и правового обеспечения ОАО «Связьинвест»
Дегтярев Валерий Викторович	Генеральный директор ЗАО «Профессиональные телекоммуникации»
Енин Евгений Петрович	Заместитель Генерального директора НП «Российский институт директоров»
Омельченко Сергей Валерьевич	Генеральный директор ОАО «ВолгаТелеком»
Савченко Виктор Дмитриевич	Исполнительный директор — Директор Департамента корпоративного управления и правового обеспечения ОАО «Связьинвест»
Федоров Олег Романович	Исполнительный директор Управления корпоративных финансов ООО «Дойче Банк»

2. Избрана Ревизионная комиссия в составе 5 человек:

Королева Ольга Григорьевна	Председатель Ревизионной комиссии, Главный бухгалтер ОАО «Связьинвест»
Аржанникова Людмила Александровна	Руководитель группы взаимодействия операторов Департамента стратегического развития ОАО «Связьинвест»
Конькова Елена Олеговна	главный специалист Управления внутреннего аудита ОАО «Связьинвест»
Феоктистова Наталия Вадимовна	Начальник Отдела по работе с зависимыми обществами Департамента корпоративного управления и правового обеспечения ОАО «Связьинвест»

Корпоративный секретарь ОАО «ВолгаТелеком» [signature] /Н.И. Покровская/

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

Черникова Тамара Алексеевна	Начальник отдела управления заемным капиталом департамента экономики и финансов ОАО «Связьинвест»

3. Принято решение распределить прибыль Общества по результатам отчетного 2006 года следующим образом:

на выплату дивидендов 633 401 556,68 рубля, в том числе:

• по привилегированным акциям 2,9928 рубля на одну акцию;

• по обыкновенным акциям 1,5776 рубля на одну акцию;

на увеличение собственного капитала Общества 1 820 186 159,05 рубля.

Дивиденды выплатить в денежной форме по привилегированным акциям — начиная с 15.07.2007 года до 01.11.2007 года; по обыкновенным акциям — начиная с 15.07.2007 года до 01.11.2007 года.

4. Внесены изменения в Устав, в Положение о Совете директоров и в Положение о порядке проведения общего собрания акционеров Общества.

5. Аудитором Общества на 2007 г. утверждена компания ООО «Эрнст энд Янг».

В соответствии с п. 1 статьи 92 Федерального закона «Об акционерных обществах» ОАО «ВолгаТелеком» доводит до сведения своих акционеров:

1. Ведение реестра Общества осуществляет Открытое акционерное общество «Объединенная регистрационная компания» (лицензия № 10-000-1-00314 от 30.03.2004 г., выдана Федеральной комиссией по рынку ценных бумаг России).

Место нахождения: 113095, г. Москва, ул. Пятницкая, дом 70.

Телефон, факс: (8-495) 933-42-21.

2. Дата закрытия реестра Общества на годовое общее собрание — 03.05.2007 г.

Бухгалтерский баланс ОАО «ВолгаТелеком» за 2006 год (утвержден общим годовым собранием **22.06.2007 г.**).

		На начало отчетного периода	На конец отчетного периода
	Актив		
1.	Внеоборотные активы	27 314 055	32 019 481
2.	Оборотные активы	4 491 948	4 187 460
	Баланс	**31 806 003**	**36 206 941**
	Пассив		
3.	Капитал и резервы	16 280 858	18 141 143
4.	Долгосрочные обязательства	9 163 493	11 205 684
5.	Краткосрочные обязательства	6 361 652	6 860 114
	Баланс	**31 806 003**	

Отчет о прибылях и убытках за 2006 год (утвержден общим годовым собранием 22.06.2007 г.).

		За отчетный период	За аналогичный период прошлого года
1.	Выручка от продажи товаров, продукции, работ, услуг	21 691 242	21 348 394
2.	Себестоимость продажи товаров, продукции, работ, услуг	(16 949 769)	(16 059 357)
3.	Прибыль от продаж	4 741 483	5 289 037
4.	Чистая прибыль	2 453 588	2 255 612

Соотношение стоимости чистых активов и размера уставного капитала составило 1120,67%.

Достоверность бухгалтерской отчетности ОАО «ВолгаТелеком» подтверждена аудиторской фирмой ООО «Эрнст энд Янг».

Председатель собрания,
Генеральный директор
ОАО «ВолгаТелеком» С.В. Омельченко

Секретарь собрания Н.И. Покровская

1283-2(b)

Open Joint Stock Company VolgaTelecom

Registered on 15.12.1993 by the Administration of Nizhny Novgorod city,
Registration № 448
Mail address and location:
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000
Phone: (8-8312) 37-50-00; Fax (8-8312)30-67-68

advises on the results of annual general meeting of shareholders held on June 22, 2007.

1. 11 persons were elected to the Board of directors:

Mr. Kuznetsov Sergey Ivanovich	**Chairman of the Company's Board of directors,** OJSC Svyazinvest representative
Mr. Zhelonkin Vladimir Borisovich	**Deputy to the chairman of the Company's Board of directors,** Deputy to the General Director of OJSC Svyazinvest
Mr. Andreev Vladimir Alexandrovich	Rector of State Educational Institution of Higher Professional Education "Povolzhsky state academy of telecommunications and IT"
Mr. Bilibin Yuri Alexandrovich	OJSC Svyazinvest General Director's adviser
Mr. Gavrilenko Anatolyi Anatolievich	CJSC "Leader" General Director
Mrs. Grigorieva Alla Borisovna	Deputy to the director of corporate governance and legal department of OJSC Svyazinvest
Mr. Degtyarev Valeryi Victorovich	OJSC "Professional telecommunications" General Director
Mr. Enin Evgenyi Petrovich	Deputy to the director of Non-commercial Partnership "Russian Institute of Directors"
Mr. Omelchenko Sergey Valerievich	OJSC VolgaTelecom General Director
Mr. Savchenko Victor Dmitrievich	Executive director – director of corporate governance and legal Department of OJSC Svyazinvest
Mr. Fedorov Oleg Romanovich	Executive director of corporate finance Department of LLC "Deutsche Bank"

2. 5 persons were elected to the Auditing committee:

Mrs. Koroleva Olga Grigorievna	**Chairman of the Auditing committee,** OJSC Svyazinvest chief accountant
Mrs. Arzhannikova Lyudmila Alexandrovna	Head of group operators' interaction of the Department of strategic development of OJSC Svyazinvest
Mrs. Konkova Elena Olegovna	Main specialist of the Department of internal audit of OJSC Svyazinvest
Mrs. Feoktistova Natalia Vadimovna	Head of sector of associated companies' relations of corporate governance and legal Department of OJSC Svyazinvest
Mrs. Chernikova Tamara Alexeevna	Head of sector of borrowed capital management of the Department of economics and finances of OJSC Svyazinvest

3. The resolution was passed to distribute the Company's profit based on the results of reporting 2006 year as follows:
   - dividends payment – RUR 633 401 556,68 including:
     - Preferred shares – RUR 2,9928 per a share;
     - Ordinary shares – RUR 1,5776 per a share;
   - Gains in the Company's equity – RUR 1 820 186 159,05.

Dividends are to be paid in cash on preferred shares starting since 15.07.2007 to 01.11.2007, on ordinary shares starting since 15.07.2007 to 01.11.2007.

4. Changes were introduced into the Charter, the Provision on the Company's Board of directors and the Provision on the procedure of holding a general meeting of stockholders of the Company.

5. LLC "Ernst&Young" was approved as the Company's auditor for 2007.

In accordance with item 1 of article 92 of Federal law "On joint-stock companies" OJSC VolgaTelecom advises to its stockholders:

1. The Company's register is kept by Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya" (license № 10-000-1-00314 of 30.03.2004 issued by Russia's Federal Financial Markets Service)

Location: Pyatnitskaya street, 70, Moscow, 113095

Phone, fax: (8-495) 933-42-21.

2. The Company's record date for the annual general meeting – 03.05.2007.

Accounting balance-sheet of OJSC VolgaTelecom for 2006 (approved by the annual general meeting on **22.06.2007**).

		As of the reporting period beginning	As of the reporting period end
	Assets		
1.	Non-current assets	27 314 055	32 019 481
2.	Current assets	4 491 948	4 187 460
	Balance	**31 806 003**	**36 206 941**
	Liabilities		
3.	Capital and provisions	16 280 858	18 141 143
4.	Long-term liabilities	9 163 493	11 205 684
5.	Short-term liabilities	6 361 652	6 860 114
	Balance	**31 806 003**	

Income statement for 2006 (approved by the annual general meeting on 22.06.2007).

		For the reporting period	For similar period of the past year
1.	Sales proceeds of commodities, products, works and services	21 691 242	21 348 394
2.	Prime cost of sales of commodities, products, works and services	(16 949 769)	(16 059 357)
3.	Sales profit	4 741 483	5 289 037
4	Net profit	2 453 588	2 255 612

The ratio of net asset value and the charter capital amount accounted for 1120,67%.

The reliability of OJSC VolgaTelecom accounting statement is confirmed by audit company LLC "Ernst & Young".

The chairman of the meeting,
OJSC VolgaTelecom General Director S.V. Omelchenko

The secretary of the meeting N.I. Pokrovskaya

12§3-2(b)

Calculation of OJSC VolgaTelecom net assets value at 30.06.2007

(RUR thousand)

Item description	Balance sheet line code	At the beginning of the reporting year	At the end of the reporting period
Assets			
Intangible asset	110	270	244
Property, plant and equipment	120	25342279	24626678
Capital investments	130	759115	2284847
Income-bearing lease investments	135	110621	87687
Long-term and short-term financial investments	140	2142353	2992993
Deferred tax assets	145	276655	248003
Other non-current assets	150	3388567	3484009
Inventories	210	629098	684160
Acquired values VAT	220	584096	434978
Accounts receivable	230,240	2741193	2877876
Other current assets	250,260,270	233049	139165
Total assets taken for calculation		36207296	37860640
Liabilities			
Non-current loan and credit liabilities	510	8965335	9772713
Deferred tax liabilities	515	1019123	1201523
Other non-current liabilities	520	1221085	903073
Current loan and credit liabilities	610	1441018	1064022
Accounts payable	620	4381198	4206572
Outstanding income payment to participants (founders)	630	23802	649678
Costs to be incurred provisions	650	659609	609097
Other current liabilities	660	118883	56748
Total liabilities taken for calculation		17830053	18463426
Net assets value		**18377243**	**19397214**

OJSC VolgaTelecom General Director — S.V.Omelchenko

Chief accountant — N.I.Popkov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

RECEIVED 2007 OCT 19 A 8:3

1283-2(b)

Communication on

the procedure of accessing the information contained in quarterly report.

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication's content
2.1. The name of the document containing the information the access to which is provided for: *Quarterly report for quarter 2 of 2007*
2.2. The date of publishing the text of the quarterly report at the web site in the Internet used by the issuer for information disclosure: ***August 14, 2007*** **http://www.vt.ru/?id=543**
2.3. The procedure of the issuer's providing the copies of the quarterly report to interested parties: ***The copy of the quarterly report is provided at the written request of an interested party to OJSC VolgaTelecom General Director Omelchenko S.V. to the address:*** ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.*** ***The procedure and the time period of providing the report's copy is defined by "Provision on disclosure of information by the issuers of issuing securities" approved by order № 06-117/пз-н of October 10, 2006 of Russia's Federal Financial Markets Service.*** ***The procedure of determining the amount of expenses to make the copy of the quarterly report and the bank details of the issuer's settlement account to pay such expenses are published by the issuer at the web site in the Internet at:*** **http://www.vt.ru/?id=8093**

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom corporate development	(signature)	D.B. Kostin
3.2. Date " 14 " August 2007		

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ВолгаТелеком

12§3-2(b)

Communication on material fact
"Data on accrued and/or paid revenues on the issuer's securities"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
- ordinary registered uncertified shares;
- preferred registered uncertified type A shares

2.2. State registration number of the securities issue (of additional issue), the date of state registration:
- № 1-01-00137-A of November 14, 2003 - ordinary registered uncertified shares;
- № 2-01-00137-A of November 14, 2003 - preferred registered uncertified shares

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***the Russian Federation's Federal Financial Markets Service***

2.4. The issuer's management body that passed the resolution on the payment (declaration) of dividends on the issuer's shares: ***annual general meeting of shareholders***

2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares:
June 22, 2007.

2.6. The date of making up and signature of the minutes of the meeting (session) of the issuer's authorized management body when the resolution was passed on payment (declaration) of dividends on the issuer's shares:
June 25, 2007; minutes № 7

2.7. Total amount of dividends accrued on the issuer's shares of certain category (type) and the size of dividend accrued on one share of certain category (type):
- ordinary shares – RUR 388 041 625,18; RUR 1,5776;
- preferred type A shares – RUR 245 359 931,50; RUR 2,9928.

2.8. The yield outpayment form on the issuer's securities: ***cash***

2.9. The date when the obligation to pay the yield on the issuer's securities (dividends on shares) should be performed, and in case if the obligation to pay the yield on securities should be performed by the issuer during a certain time (time period) - the end date of this period:
- ordinary shares – before November 1, 2007,
- preferred type A shares – before November 1, 2007.

2.10. Total amount of dividends paid on the issuer's shares of certain category (type): ***the dividends on the specified categories of shares were not paid as the due date of payment has not occurred yet.***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for corporate development of OJSC VolgaTelecom	(Signature)	D.B. Kostin
3.2. Date "25" June 2007		

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ВолгаТелеком

1283-2(b)

Communication on material fact
"Data on the resolutions of general meetings"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's national registration number	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**

2. The communication's content

2.1. Type of general meeting (annual, extraordinary): *annual*

2.2. The form of general meeting holding: *compresence*

2.3. The date and location of the general meeting holding: *June 22, 2007; Dom Svyazi, M.Gorky square, Nizhny Novgorod city,*

2.4. The general meeting's quorum:

As of 10:00 a.m. the shareholders and their authorized representatives possessing in the aggregate 171 417 643 votes were registered.

The quorum for passing the resolution on issues №№ 1-5, №№ 7-8 of the meeting's agenda is reached by participation of shareholders possessing in the aggregate more than 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.

The quorum for passing the resolution on issue № 6 (Election of the members of the Company's Auditing committee) is reached by participation of shareholders possessing in the aggregate more than 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company, and also the voting shares belonging to the members of the Board of directors or to persons holding offices in the Company's management bodies.

The quorum for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC VolgaTelecom in the form of compresence is reached.

2.5. Issues put for voting and the results of voting on them:

<u>Issue №1:</u> "Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2006 fiscal year."

1.1. Approve the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company for 2006 fiscal year.

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	166 339 312	96,86%
Against	1 333	Less than 0,01%
Abstain	2 968 632	1,73%

1.2. Distribute the Company's profit based on the results of the reporting 2006 year as follows:

- ***dividends payment – RUR 633 401 556,68 including:***
  - ***Preferred shares – RUR 2,9928 per a share;***
  - ***Ordinary shares – RUR 1,5776 per a share;***
- ***Gains in the Company's equity – RUR 1 820 186 159,05.***

Dividends are to be paid in cash on preferred shares starting since 15.07.2007 to 01.11.2007, on ordinary shares starting since 15.07.2007 to 01.11.2007.

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities

		participated in the general meeting on this issue,%
For	**166 468 120**	**96,93%**
Against	3 058	Less than 0,01%
Abstain	2 965 620	1,73%

Issue №2: "Introduction of changes to the Company's Charter".

1.	
1.1.	State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at general meeting of shareholders have the right to claim the Company's provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of natural persons included in this list are provided only with the consent of these persons."
1.2.	State item 10.1. of article 10 in the wording: "10.1. The Company has the right to pass the resolution (to declare) on the payment of dividends on placed shares by the results of the first quarter, half year, nine months of a fiscal year and (or) by the results of the fiscal year. The resolution on the payment (declaration) of dividends by the results of the first quarter, half year and nine months of a fiscal year may be passed during three months after the relevant period expiry. The source of dividends payment is the Company's after-tax profit (the Company's net profit). The Company's net profit is defined by the Company's accounting statement data. Dividends on preferred shares of specific types may be also paid at the cost of the Company's funds specially established earlier for these purposes. In case of the Company's reorganization in the form of take-over of other companies by it, the net profit of the Company is defined by summing up its net profit and the net profit (loss) of the affiliated companies calculated according to statutory regulations on bookkeeping in profit and loss statements of the affiliated companies as of the last reporting date (date of reorganization). The resolution on dividends payment, dividend size and the form of its outpayment on the shares of each category (type) is passed by the general meeting of shareholders. The size of dividends may not be more than it was recommended by the Company's Board of directors. The list of the persons/entities having the right to receive dividends is made up as of the date of drawing up of the list of persons/entities having the right to participate in the shareholders' general meeting, at which the resolution on the appropriate dividends payment is passed. For the purpose of making up the list of persons/entities having the right to receive dividends, nominee shareholder provides the data on the persons/entities in which interests it holds the shares."
1.3.	State item 10.3. of article 10 in the wording: "10.3. Annual dividends on ordinary shares are paid on or before December 31 of the fiscal year in which the resolution was passed on annual dividends payment, if a shorter term is not established by the annual shareholders' general meeting resolution. Dividends on ordinary shares by the results of the first quarter, half year, nine months of the fiscal year are paid not later than 60 days since the day of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution."
1.4.	State item 11.2 of article 11 in the wording: "11.2. The holder of the register of the Company's shareholders is a registrar who is carrying out the activity of maintenance of the registry of shareholders as its exclusive activity and has a license of the established form for carrying out this activity. The approval of the registrar of the Company and the provisions of agreement with it, and also the cancellation of the contract with the Company's registrar is carried out on the basis of the decision of the Board of directors of the Company."
1.5.	Add sub-item 13.1) to item 12.2. of article 12 as follows: "13.1) payment (declaration) of dividends by the results of the first quarter, half year, nine months of the fiscal year the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"
1.6.	State sub-item 13) of item 12.2 of article 12 in the wording: "13) Approval of annual statements, annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"
1.7.	State sub-item 18) of item 12.2. of article 12 in the wording: "18) Decision making on participation in financial and industrial groups, associations and other unions of business entities, passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"
1.8.	State item 12.5 of article 12 in the wording: "12.5. The Company is obliged to hold an annual general meeting of shareholders annually. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year expiry. The following issues should be resolved by annual general meeting of shareholders: - Election of the Company's Board of directors, - Election of the Company's Auditing committee, - Approval of the Company's auditor,

	- Approval of annual statements, annual accounting statements, including profit and loss statements (accounts of profits and losses) of the Company, and also distribution of profit, including payment (declaration) of dividends except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year, General meeting of shareholders may also resolve other issues within its competencies."
1.9.	State item 12.11. of article 12 in the wording: "12.11. The list of persons/entities entitled to participate in the general meeting of shareholders is made up on the basis of the data of the register of the Company's shareholders. The date of drawing up the list of persons/entities entitled to participate in annual general meeting of shareholders is set not earlier than the date of adopting the decision to hold annual general meeting of shareholders, but not more than 50 days and not less than 45 days prior to the date of the meeting's holding. The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 50 days and not less than 35 days prior to the date of its holding. The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders, the agenda of which contains the issue of election of the Board of directors of the Company is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 65 days prior to and not later than the date of communication on holding an extraordinary general meeting of shareholders."
1.10.	State item 12.12. of article 12 in the wording: "12.12. The communication on holding a general meeting of shareholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders general meeting is to be held within 40 days from the time of submission of the requirement about its holding (from the time of making the decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding. The communication about holding a general meeting of shareholders should be sent within established deadlines to each person/entity indicated in the list of persons/entities having the right to participate in the general meeting of shareholders by registered mail or handed to each of the said persons/entities with receipt acknowledgement and published in "Rossiiskaya gazeta" newspaper."
1.11.	State sub-item 11) of item 13.4 of article 13 in the wording: "11) The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of acquisition of the Company's shares with the view to pay them off, reports on shares retirement results, reports on the results of shareholders' submission of demands for redemption of shares belonging to them;"
1.12.	State sub-item 14) of item 13.4. of article 13 in the wording: "14) Recommendations on the distribution of profit, including on dividend size on the Company's shares and on the procedure of its payment, and losses of the Company by the fiscal year results;"
1.13.	State sub-item 26) of item 13.4. of article 13 in the wording: "26) Appointment of a single executive body (the General Director), definition of the term of his/her powers, and also an early termination of his/her powers and conclusion of labor contract with him/her;"
1.14.	Exclude sub-item 15 of item 14.4. of article 14.
1.15.	Exclude paragraph 3 of item 14.7. of article 14.
1.16.	State paragraph 2 of item 15.4. of article 15 in the wording: "The rights, duties, size of labor remuneration and responsibility of the General Director are defined by the contract concluded by him/her with the Company. The contract with the General Director is concluded for the term of his/her office defined by the Company's Board of directors."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**163 219 416**	**95,04%**
Against	1 351 416	0,79%
Abstain	5 218 398	3,04%

2.	State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at the general meeting of shareholders have the right to claim from the Company the provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of shareholders - natural persons included in this list are provided only with their consent."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**37 078 686**	**21,59%**

Against	127 198 036	74,07%
Abstain	5 213 074	3,04%

3.	State item 10.2. of article 10 in the wording: "10.2. Dividends on preferred type A shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution. The size of annual dividends on preferred shares is defined in item 8.2. of the present Charter."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**155 113 307**	**90,32%**
Against	8 938 245	5,20%
Abstain	5 442 334	3,17%

4.	State item 10.2. of article 10 in the wording: "10.2. Dividends on preferred shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders general meeting's resolution. Dividend size on preferred shares is established in item 8.2. of the present Charter."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**37 085 678**	**21,59%**
Against	127 193 979	74,06%
Abstain	5 210 999	3,03%

5.	State sub-item 19) of item 13.4 of article 13 in the wording: "19) Preliminary approval of a transaction or several interrelated transactions connected to purchase, disposal or option of disposal by the Company directly or indirectly of the property which cost makes from 1 up to 25 percent of the balance cost of the Company assets defined according to its accounting statement as of the last reporting date;"

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	138 413 849	80,60%
Against	25 831 758	15,04%
Abstain	5 226 930	3,04%

6.	Exclude sub-item 25) of item 13.4 of article 13.

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**154 887 299**	**90,19%**
Against	2 913 916	1,70%
Abstain	11 682 131	6,80%

7.	State sub-item 34) of item 13.4 of article 13 in the wording: "34) Decision-making on the Company's participation in other business entities (initial participation, termination of participation, change of participation share, nominal cost of participation share, change of shares quantity or the par value of shares belonging to the Company);"

Voting results:

	Number of votes	The share of the number of votes that

		belonged to persons/entities participated in the general meeting on this issue,%
For	**159 298 381**	**92,76%**
Against	2 384 643	1,39%
Abstain	7 798 649	4,54%

8.	State sub-item 36 of item 13.4 of article 13 in the wording: "36) introducing proposals (including nominees to management and control bodies) and decision making on issues referred to the competencies of participants of general meetings of business entities which sole participant having the right to vote at the participants general meeting is the Company;"

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**37 071 929**	**21,59%**
Against	127 194 495	74,06%
Abstain	5 218 304	3,04%

9.	Exclude sub-item 37) of item 13.4 of article 13.

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**155 352 734**	**90,46%**
Against	8 802 282	5,13%
Abstain	5 279 287	3,07%

10.	State sub-item 37) of item 13.4 of article 13 in the wording: "37) approval of the procedure of the Company's interaction with entities which shares and equity stakes belong to the Company, decision making in accordance with the said procedure."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**37 381 611**	**21,77%**
Against	126 851 091	73,86%
Abstain	5 216 067	3,04%

11. State sub-item 38 of item 13.4 of article 13 in the wording: "38) Definition of the Company's position (the Company's representatives), including the assignment to participate or not in voting on agenda issues, to vote on decision drafts "for", "against", "abstain", on the following agenda issues of shareholders (participants) general meetings of subsidiary and associated business companies (hereinafter - SAC) (except for the cases when the functions of SAC shareholders general meetings are exercised by the Company's Board of directors), and of SAC Board of directors sessions (except for the issue of approving the agenda of SAC general shareholders meeting, when the functions of SAC shareholders general meetings are exercised by the Company's Board of directors), including for the purposes of the Company's exercising control over the decisions made by the companies being subsidiary and associated in regard to SAC:

a) On defining the agenda of SAC shareholders (participants) general meeting;

b) On SAC reorganization, liquidation;

c) On defining quantitative composition of SAC Board of directors, nomination and election of its members and on early termination of their office;

d) On defining the number, the par value, the category (type) of declared shares of SAC and the rights granted by these shares;

e) On increasing SAC charter capital by means of increasing par value of shares or by means of additional shares floatation;

f) On floatation of SAC securities convertible into ordinary shares;

g) On splitting, consolidation of SAC shares;

h) On approving large transactions made by SAC;

i) On SAC participation in other entities (entering into operating company or new entity establishment)."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**37 015 565**	**21,55%**
Against	127 193 848	74,06%
Abstain	5 265 733	3,07%

12.	Add paragraph 5 to item 13.6. of article 13 as follows: "Decision on the issues specified in sub-items 19,26 of item 13.4. of the present Charter is made by the majority of three fourths of votes of the total number of elected members of the Company's Board of directors, except for the votes of retired members of the Company's Board of directors."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**36 850 025**	**21,46%**
Against	127 192 702	74,06%
Abstain	5 251 272	3,06%

Issue №3: "Introduction of changes to the Provision on the Company's Board of directors".

1.	
1.1.	State sub-item 3.1.1. of item 3.1. of article 3 in the wording: "3.1.1. To approach the Company with written requests for provision of the Company's information (documents) which is public, and other information recognized by the Company as insider information, in the procedure established by the Company's internal documents."
1.2.	State sub-item 3.1.2. of item 3.1. of article 3 in the wording: "3.1.2. to receive reimbursement of expenses connected to performance by him/her of functions of a member of the Company's Board of directors in the procedure established in the present Provision; Provided that there is no prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation, - to receive compensation for performance of his/her duties of a member of the Company's Board of directors in the procedure established in the present Provision or to exercise the functions of the Board of directors' member without remuneration;"
1.3.	State sub-item 3.2.13. of item 3.2. of article 3 in the wording: " 3.2.13. To inform the Company in writing on the establishment (lifting) of a prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation;"
1.4.	State sub-item 3.2.14. of item 3.2. of article 3 in the wording: " 3.2.14. In case of his/her intention to exercise the functions of the Board of directors' member without remuneration, to inform the Company about it in writing."
1.5.	State item 3.4. of article 3 in the wording: "3.4. The Company is obliged to provide access to the information (documents) stipulated in item 3.1.1 of the present Provision to the Board of directors' member at his/her written request. The required information and documents should be provided for familiarization to a member of the Board of directors within five days since the date of presentation of the relevant request, if the Company's internal documents defining the procedure of presentation of such information (documents) do not establish a different term, but not more than 30 days. The Company is obliged to present the copies of documents required for the Board of directors' member at his/her request."
1.6.	State item 6.3. of article 6 in the wording: "6.3. A session of the Board of directors is convoked by the chairman of the Board of directors following his/her own initiative, on demand of a member of the Board of directors, the Auditing committee, the auditor of the Company, a single or joint executive body of the Company, and also on demand of the shareholders (shareholder) owning in the aggregate at least 5 percent of the Company's voting shares. The agenda of convoked session is defined by the chairman of the Board of directors with due account for approved work plan of the Board of directors and received requests of persons (bodies) specified in paragraph one of the present item."
1.7.	State item 6.5. of article 6 in the wording: "6.5. The notice on convocation of a session of the Board of directors is sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding. The said period may be reduced in case of need for urgent solution of some issues provided that not a single member of the Board of directors objects to it. If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of sending the notice and the necessary materials should be reduced. The notice about the session holding is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype,

	telephone, electronic or other communication means).The notice about the session should contain the information provided in sub-items 6.4.3. - 6.4.8 of the present Provision, and also the address at which members of the Board of directors may submit their written opinion. On the initiative of bodies and persons entitled to require convocation of the Board of director's session, additional issues may be included into the agenda of the convoked session, provided that not a single member of the Board of directors objects to it. A proposal on including an additional issue into the agenda of the convoked session is to be presented in writing and is to contain the wording of such issue and also the information stipulated in sub-items 6.4.1, 6.4.2, 6.4.6 of the present Provision. Bodies and persons at which proposal the session was convoked (an issue was included into the session's agenda) have the right to withdraw their proposals in writing at any time prior to the time of summing up the results of voting on the proposed issues. If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time of which the Board of directors' members were notified, the session with the planned agenda may take place at another location and (or) at other time. All members of the Board of directors should be notified about the change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of the Board of directors' members to the session. The notice on the said changes is sent to the members of the Board of directors in any form that guarantees the receipt of the notice by a member of the Board of directors at the address of location of the Board of directors' member or at the address of his/her correspondence receipt. All the Board of directors' members should be notified of the change of the session's agenda in the procedure established for notice on holding a session. The first (organizational) session of the Board of directors is held without a preliminary dispatch of notices on the day of the shareholders general meeting at which the Board of directors is elected (in case when the resolution on the election of the members of the Board of directors, and also the results of voting on it have been announced at the general meeting of shareholders at which the voting took place)."
1.8.	State item 6.8. of article 6 in the wording: "6.8. When a session is held in the form of joint presence, the chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an agenda issue on which this opinion is submitted, prior to the beginning of voting. If the received written opinion (of the Board of directors' member absent at the session held in the form of joint presence, and also at absentee voting) contains a proposal of a draft decision differing from that suggested for voting originally, each member of the Board of directors is to report his/her opinion expressed by voting on such draft decision prior to the minutes drawing up."
1.9.	State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors the minutes are taken. The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of a joint presence (the deadline for receipt of written opinions in case of an absentee voting). The following is stated in the session's minutes: • Place and time of the session held in the form of joint presence, or, in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors; • The persons present at the session (in case of a session held in the form of joint presence); • The persons who have presented their written opinion on the agenda issues; • The agenda of the session; • The draft decisions on the agenda issues put to voting, and the results of voting on them; • Made decisions; • Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision). The minutes of the session of the Board of directors are signed by the person presiding over the session and by the Company's Corporate secretary. In case of taking into account the written opinion of a member of the Board of directors when defining the quorum and voting results on the agenda issues, the written opinions on the agenda issues received from the members of the Board of directors are attached as supplements to the minutes. The Company is obliged to keep the minutes of the sessions of the Board of directors at the location of its executive body in the procedure and during the terms established by federal executive authority responsible for the securities market. If such terms are not established, the Company is obliged to keep the minutes of the Board of directors' sessions permanently. The Company is obliged to provide the access to the minutes of the Board of directors' sessions to shareholders, and also to the Board of directors' members, to the Auditing committee, to the Company's auditor. A copy of the signed minutes is sent to the Board of directors' members during 3 business days since the date of signing in case of receipt of the relevant written request."
1.10.	State item 7.1. of article 7 in the wording: "7.1. The Company incurs charges related to the Board of directors' activity, and compensates all document supported costs connected to the performance of their functions, to the Board of directors' members. The Company's Board of directors member exercising his/her functions for remuneration is charged and paid a fee for exercising his/her functions, and also the increment to the remuneration, stipulated by item 7.7. of the present article."
1.11.	State item 7.2. of article 7 in the wording: "7.2. The remuneration to a member of the Board of directors consists of a quarterly and an annual remuneration."
1.12.	State item 7.3. of article 7 in the wording: "7.3. Quarterly remuneration to a member of the Board of directors is established in the amount of RUR 200 000.

	For the Chairman of the Board of directors the remuneration is established with a coefficient of 1,5. Quarterly remuneration to a member of the Board of directors is reduced by: 30% - if he/she participates in less than half of the sessions of the Board of directors held in the form of joint presence; 100% - if he/she participates in less than half of all held sessions of the Board of directors. If during a quarter in case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration), the remuneration is charged and paid pro rata to the time during which a member of the Board of directors has been exercising his/her functions for remuneration."
1.13.	State item 7.4. of article 7 in the wording: "7.4. The annual remuneration for the entire composition of the Company's Board of directors is established as the sum of deductions in accordance with requirement criteria (percentage): of the Company's EBITDA as per the data of IFRS accounting statement for the reporting year; of the amount of the Company's net profit, based on the results of the reporting year, allocated for dividends' payment. The annual remuneration of one member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of the present item divided by the number of persons elected to the Board of directors. In case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising functions by the Board of directors' member (for a fee/without remuneration) during the period from the Board of directors' election by annual shareholders general meeting till the next annual shareholders general meeting, the remuneration is charged and paid pro rata to the time during which a member of the Board of directors has been exercising his/her functions for remuneration. The annual remuneration of a member of the Board of directors calculated in accordance with paragraphs four and five of the present item is reduced by 50% in case of his/her participation in less than half of all sessions of the Board of directors held during his/ her term of powers."
1.14.	State item 7.5. of article 7 in the wording: "7.5. "Requirement criteria (percentage) of deductions for calculation of annual remuneration are defined by a resolution of annual general meeting of shareholders and are applied for determining the remuneration size of the persons exercising the functions of the Board of directors' members till the next annual shareholders' general meeting."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**164 145 193**	**95,58%**
Against	274 463	0,16%
Abstain	5 232 948	3,05%

2.	State sub-item 3.2.5. of item 3.2. of article 3 in the wording: "3.2.5. A member of the Board of directors is obliged to initiate the Board of directors' sessions for decision-making on urgent issues, and also has the right to introduce additional issues into the agenda of scheduled session;"

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**39 490 048**	**22,99%**
Against	124 679 659	72,60%
Abstain	5 215 897	3,04%

3.	State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken. The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of joint presence (the deadline for receipt of written opinions in case of an absentee voting). The following is stated in the session's minutes: • Place and time of the session held in the form of joint presence, or in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors; • The persons present at the session (in case of a session held in the form of joint presence); • The persons who have presented their written opinion on the agenda issues; • The agenda of the session; • The draft decisions on the agenda issues put to voting, and the results of voting on them; • Made decisions; • Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision);

	The minutes of the session of the Board of directors is signed by the person presiding over the session and by the Company's Corporate secretary. The copies of the signed Minutes are sent to all the members of the Board of directors during 3 days since the date of its signing."

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**29 448 844**	**17,15%**
Against	134 800 138	78,49%
Abstain	5 214 803	3,04%

Issue №4: "Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company".

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**163 935 627**	**95,46%**
Against	211 206	0,12%
Abstain	5 209 105	3,03%

Issue №5: "Election of the members of the Company's Board of directors".

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**1 873 310 989**	**99,16%**
Against all the candidates	27 159	Less than 0,01%
Abstain for all the candidates	2 184 391	0,12%

N	Candidate's surname, name and patronymic name	Number of votes
1	**Kuznetsov Sergey Ivanovich**	**188 317 777**
2	**Zhelonkin Vladimir Borisovich**	**174 562 946**
3	**Omelchenko Sergey Valerievich**	**169 885 912**
4	**Bilibin Yuri Alexandrovich**	**168 768 543**
5	**Gavrilenko Anatolyi Anatolievich**	**165 971 661**
6	**Fedorov Oleg Romanovich**	**163 940 774**
7	**Andreev Vladimir Alexandrovich**	**157 647 927**
8	**Grigorieva Alla Borisovna**	**155 946 029**
9	**Degtyarev Valeryi Victorovich**	**155 662 605**
10	**Savchenko Victor Dmitrievich**	**155 656 141**
11	**Enin Evgenyi Petrovich**	**153 213 536**
12	**Morozov Andrey Vladimirovich**	**27 344 944**
13	**Zaitsev Evgenyi Yurievich**	**27 076 725**
14	**Vinokurova Evgeniya Sergeevna**	**780 001**

15	Tsyganov Maxim Yurievich	756 868
16	Vasilieva Ekaterina Olegovna	721 656
17	Sokolenko Yuliana Yurievna	719 210
18	Odintsova Natalia Yurievna	678 525
19	Franke Hedricus Johannes	677 832
20	Zyuzin Oleg Borisovich	676 830
21	Kulikov Denis Victorovich	675 361
22	Kuznetsova Antonina Yurievna	659 917
23	Gorbunov Alexander Evgenievich	659 801
24	Stat'in Vladimir Anatolievich	659 661
25	Seregin Oleg Valentinovich	655 980
26	Tushunov Dmitry Yurievich	655 133

Issue №6: "Election of the members of the Company's Auditing committee".

Voting results:

N	Candidate's surname, name and patronymic name	For		Against		Abstain		Invalid	
		Number of votes	%	Number of votes	%	Number of votes	%	Number of votes	%
1	Koroleva Olga Grigorievna	139 310 533	81,12	575 759	0,34	27 984 325	16,30	1 772 874	1,03
2	Arzhannikova Lyudmila Alexandrovna	135 756 281	79,05	636 295	0,37	28 516 201	16,60	4 734 714	2,76
3	Feoktistova Natalia Vadimovna	129 697 142	75,52	248 146	0,14	36 231 722	21,10	3 466 481	2,02
4	Chernikova Tamara Alexeevna	129 585 513	75,46	918 299	0,53	36 259 288	21,11	2 880 391	1,68
5	Konkova Elena Olegovna	128 656 432	74,92	540 778	0,31	38 353 914	22,33	2 092 367	1,22
6	Shevchuk Alexander Victorovich	27 466 099	15,99	125 973 506	73,35	12 684 093	7,39	3 519 793	2,05
7	Polovnev Igor Georgievich	11 287 508	6,57	125 637 674	73,16	31 058 184	18,08	1 660 125	0,97
8	Lisenkov Victor Nikolaevich	6 968 522	4,06	125 618 662	73,15	35 256 946	20,53	1 799 361	1,05

Issue №7: "Approval of the Company's auditor for 2007".

Voting results:

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%

For	**164 184 053**	**95,60%**
Against	25 390	0,01%
Abstain	4 762 346	2,77%

Issue №8: **"Determination of annual remuneration to the members of the Company's Board of directors".**

	Number of votes	The share of the number of votes that belonged to persons/entities participated in the general meeting on this issue,%
For	**161 916 254**	**94,28%**
Against	1 760 822	1,03%
Abstain	5 411 292	3,15%

2.6. Wording of resolutions passed by general meeting:

On the **first** issue of the meeting's agenda the following resolution was passed:

1. **Approve the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company for 2006 fiscal year.**
2. **Distribute the Company's profit based on the results of the reporting 2006 year as follows:**
   - **dividends payment – RUR 633 401 556,68 including:**
     - **Preferred shares – RUR 2,9928 per a share;**
     - **Ordinary shares – RUR 1,5776 per a share;**
   - **Gains in the Company's equity – RUR 1 820 186 159,05.**

Dividends are to be paid in cash on preferred shares starting since 15.07.2007 to 01.11.2007, on ordinary shares starting since 15.07.2007 to 01.11.2007.

On the **second** issue of the meeting's agenda the following resolution was passed:

"Introduce changes to the Company's Charter:

State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at general meeting of shareholders have the right to claim the Company's provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of natural persons included in this list are provided only with the consent of these persons."

State item 10.1. of article 10 in the wording: "10.1. The Company has the right to pass the resolution (to declare) on the payment of dividends on placed shares by the results of the first quarter, half year, nine months of a fiscal year and (or) by the results of the fiscal year. The resolution on the payment (declaration) of dividends by the results of the first quarter, half year and nine months of a fiscal year may be passed during three months after the relevant period expiry.

The source of dividends payment is the Company's after-tax profit (the Company's net profit). The Company's net profit is defined by the Company's accounting statement data. Dividends on preferred shares of specific types may be also paid at the cost of the Company's funds specially established earlier for these purposes.

In case of the Company's reorganization in the form of take-over of other companies by it, the net profit of the Company is defined by summing up its net profit and the net profit (loss) of the affiliated companies calculated according to statutory regulations on bookkeeping in profit and loss statements of the affiliated companies as of the last reporting date (date of reorganization).

The resolution on dividends payment, dividend size and the form of its outpayment on the shares of each category (type) is passed by the general meeting of shareholders. The size of dividends may not be more than it was recommended by the Company's Board of directors.

The list of the persons/entities having the right to receive dividends is made up as of the date of drawing up of the list of persons/entities having the right to participate in the shareholders' general meeting, at which the resolution on the appropriate dividends payment is passed. For the purpose of making up the list of persons/entities having the right to receive dividends, nominee shareholder provides the data on the persons/entities in which interests it holds the shares."

State item 10.3. of article 10 in the wording: "10.3. Annual dividends on ordinary shares are paid on or before December 31 of the fiscal year in which the resolution was passed on annual dividends payment, if a shorter term is not established by the annual shareholders' general meeting resolution. Dividends on ordinary shares by the results of the first quarter, half year, nine months of the fiscal year are paid not later than 60

days since the day of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution".

State item 11.2 of article 11 in the wording: "11.2. The holder of the register of the Company's shareholders is a registrar carrying out the activity of maintenance of the registry of shareholders as its exclusive activity and has a license of the established form for carrying out this activity.

The approval of the registrar of the Company and the provisions of agreement with it, and also the cancellation of the contract with the Company's registrar is carried out on the basis of the decision of the Board of directors of the Company".

Add sub-item 13.1) to item 12.2. of article 12 as follows: "13.1) payment (declaration) of dividends by the results of the first quarter, half year, nine months of the fiscal year the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

State sub-item 13) of item 12.2 of article 12 in the wording: "13) Approval of annual statements, annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

State sub-item 18) of item 12.2. of article 12 in the wording: "18) Decision making on participation in financial and industrial groups, associations and other unions of business entities, passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

State item 12.5 of article 12 in the wording: "12.5. The Company is obliged to hold an annual general meeting of shareholders annually.

Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year expiry.

The following issues should be resolved by annual general meeting of shareholders:

- Election of the Company's Board of directors,
- Election of the Company's Auditing committee,
- Approval of the Company's auditor,
- Approval of annual statements, annual accounting statements, including profit and loss statements (accounts of profits and losses) of the Company, and also distribution of profit, including payment (declaration) of dividends except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year,

General meeting of shareholders may also resolve other issues within its competencies."

State item 12.11. of article 12 in the wording: "12.11. The list of persons/entities entitled to participate in the general meeting of shareholders is made up on the basis of the data of the register of the Company's shareholders.

The date of drawing up the list of persons/entities entitled to participate in annual general meeting of shareholders is set not earlier than the date of adopting the decision to hold annual general meeting of shareholders, but not more than 50 days and not less than 45 days prior to the date of the meeting's holding.

The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 50 days and not less than 35 days prior to the date of its holding.

The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders, the agenda of which contains the issue of election of the Board of directors of the Company is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 65 days prior to and not later than the date of communication on holding an extraordinary general meeting of shareholders."

State item 12.12. of article 12 in the wording: "12.12. The communication on holding a general meeting of shareholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders general meeting is to be held within 40 days from the time of submission of the requirement about its holding (from the time of making the decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

The communication about holding a general meeting of shareholders should be sent within established deadlines to each person/entity indicated in the list of persons/entities having the right to participate in the general meeting of shareholders by registered mail or handed to each of the said persons/entities with receipt acknowledgement and published in "Rossiiskaya gazeta" newspaper."

State sub-item 11) of item 13.4 of article 13 in the wording: "11) The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of acquisition of the Company's shares with the view to pay them off, reports on shares retirement results, reports on the results of shareholders'

submission of demands for redemption of shares belonging to them;"

State sub-item 14) of item 13.4. of article 13 in the wording: "14) Recommendations on the distribution of profit, including on dividend size on the Company's shares and on the procedure of its payment, and losses of the Company by the fiscal year results;"

State sub-item 26) of item 13.4. of article 13 in the wording: "26) Appointment of a single executive body (the General Director), definition of the term of his/her powers, and also an early termination of his/her powers and conclusion of labor contract with him/her;"

Exclude sub-item 15 of item 14.4. of article 14.

Exclude paragraph 3 of item 14.7. of article 14.

State paragraph 2 of item 15.4. of article 15 in the wording: "The rights, duties, size of labor remuneration and responsibility of the General Director are defined by the contract concluded by him/her with the Company. The contract with the General Director is concluded for the term of his/her office defined by the Company's Board of directors."

State item 10.2. of article 10 in the wording: "10.2. Dividends on preferred type A shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution.

The size of annual dividends on preferred shares is defined in item 8.2. of the present Charter."

State sub-item 19) of item 13.4 of article 13 in the wording: "19) Preliminary approval of a transaction or several interrelated transactions connected to purchase, disposal or option of disposal by the Company directly or indirectly of the property which cost makes from 1 up to 25 percent of the balance cost of the Company assets defined according to its accounting statement as of the last reporting date;"

Exclude sub-item 25) of item 13.4 of article 13.

State sub-item 34) of item 13.4 of article 13 in the wording: "34) Decision-making on the Company's participation in other business entities (initial participation, termination of participation, change of participation share, nominal cost of participation share, change of shares quantity or the par value of shares belonging to the Company);"

Exclude sub-item 37) of item 13.4 of article 13.

On the **third** issue of the meeting's agenda the following resolution was passed:

"Introduce changes to the Provision on the Company's Board of directors:

State sub-item 3.1.1. of item 3.1. of article 3 in the wording: "3.1.1. To approach the Company with written requests for provision of the Company's information (documents) which is public, and other information recognized by the Company as insider information, in the procedure established by the Company's internal documents."

State sub-item 3.1.2. of item 3.1. of article 3 in the wording: "3.1.2. to receive reimbursement of expenses connected to performance by him/her of functions of a member of the Company's Board of directors in the procedure established in the present Provision;

Provided that there is no prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation, - to receive compensation for performance of his/her duties of a member of the Company's Board of directors in the procedure established in the present Provision or to exercise the functions of the Board of directors' member without remuneration;"

State sub-item 3.2.13. of item 3.2. of article 3 in the wording: " 3.2.13. To inform the Company in writing on the establishment (lifting) of a prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation;"

State sub-item 3.2.14. of item 3.2. of article 3 in the wording: " 3.2.14. In case of his/her intention to exercise the functions of the Board of directors' member without remuneration, to inform the Company about it in writing."

State item 3.4. of article 3 in the wording: "3.4. The Company is obliged to provide access to the information (documents) stipulated in item 3.1.1 of the present Provision to the Board of directors' member at his/her written request.

The required information and documents should be provided for familiarization to a member of the Board of directors within five days since the date of presentation of the relevant request, if the Company's internal documents defining the procedure of presentation of such information (documents) do not establish a different term, but not more than 30 days.

The Company is obliged to present the copies of documents required for the Board of directors' member at his/her request."

State item 6.3. of article 6 in the wording: "6.3. A session of the Board of directors is convoked by the

chairman of the Board of directors following his/her own initiative, on demand of a member of the Board of directors, the Auditing committee, the auditor of the Company, a single or joint executive body of the Company, and also on demand of the shareholders (shareholder) owning in the aggregate at least 5 percent of the Company's voting shares.

The agenda of convoked session is defined by the chairman of the Board of directors with due account for approved work plan of the Board of directors and received requests of persons (bodies) specified in paragraph one of the present item."

State item 6.5. of article 6 in the wording: "6.5. The notice on convocation of a session of the Board of directors is sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding. The said period may be reduced in case of need for urgent solution of some issues provided that not a single member of the Board of directors objects to it. If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of sending the notice and the necessary materials should be reduced. The notice about the session holding is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communication means).The notice about the session should contain the information provided in sub-items 6.4.3. - 6.4.8 of the present Provision, and also the address at which members of the Board of directors may submit their written opinion. On the initiative of bodies and persons entitled to require convocation of the Board of director's session, additional issues may be included into the agenda of the convoked session, provided that not a single member of the Board of directors objects to it. A proposal on including an additional issue into the agenda of the convoked session is to be presented in writing and is to contain the wording of such issue and also the information stipulated in sub-items 6.4.1, 6.4.2, 6.4.6 of the present Provision. Bodies and persons at which proposal the session was convoked (an issue was included into the session's agenda) have the right to withdraw their proposals in writing at any time prior to the time of summing up the results of voting on the proposed issues. If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time of which the Board of directors' members were notified, the session with the planned agenda may take place at another location and (or) at other time. All members of the Board of directors should be notified about the change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of the Board of directors' members to the session. The notice on the said changes is sent to the members of the Board of directors in any form that guarantees the receipt of the notice by a member of the Board of directors at the address of location of the Board of directors' member or at the address of his/her correspondence receipt. All the Board of directors' members should be notified of the change of the session's agenda in the procedure established for notice on holding a session. The first (organizational) session of the Board of directors is held without a preliminary dispatch of notices on the day of the shareholders general meeting at which the Board of directors is elected (in case when the resolution on the election of the members of the Board of directors, and also the results of voting on it have been announced at the general meeting of shareholders at which the voting took place)."

State item 6.8. of article 6 in the wording: "6.8. When a session is held in the form of joint presence, the chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an agenda issue on which this opinion is submitted, prior to the beginning of voting. If the received written opinion (of the Board of directors' member absent at the session held in the form of joint presence, and also at absentee voting) contains a proposal of a draft decision differing from that suggested for voting originally, each member of the Board of directors is to report his/her opinion expressed by voting on such draft decision prior to the minutes drawing up."

State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors the minutes are taken.

The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of a joint presence (the deadline for receipt of written opinions in case of an absentee voting).

The following is stated in the session's minutes:

- Place and time of the session held in the form of joint presence, or, in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors;
- The persons present at the session (in case of a session held in the form of joint presence);
- The persons who have presented their written opinion on the agenda issues;
- The agenda of the session;
- The draft decisions on the agenda issues put to voting, and the results of voting on them;
- Made decisions;
- Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision).

The minutes of the session of the Board of directors are signed by the person presiding over the session

and by the Company's Corporate secretary.

In case of taking into account the written opinion of a member of the Board of directors when defining the quorum and voting results on the agenda issues, the written opinions on the agenda issues received from the members of the Board of directors are attached as supplements to the minutes.

The Company is obliged to keep the minutes of the sessions of the Board of directors at the location of its executive body in the procedure and during the terms established by federal executive authority responsible for the securities market. If such terms are not established, the Company is obliged to keep the minutes of the Board of directors' sessions permanently.

The Company is obliged to provide the access to the minutes of the Board of directors' sessions to shareholders, and also to the Board of directors' members, to the Auditing committee, to the Company's auditor.

A copy of the signed minutes is sent to the Board of directors' members during 3 business days since the date of signing in case of receipt of the relevant written request."

State item 7.1. of article 7 in the wording: "7.1. The Company incurs charges related to the Board of directors' activity, and compensates all document supported costs connected to the performance of their functions, to the Board of directors' members.

The Company's Board of directors member exercising his/her functions for remuneration is charged and paid a fee for exercising his/her functions, and also the increment to the remuneration, stipulated by item 7.7. of the present article."

State item 7.2. of article 7 in the wording: "7.2. The remuneration to a member of the Board of directors consists of a quarterly and an annual remuneration."

State item 7.3. of article 7 in the wording: "7.3. Quarterly remuneration to a member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is established with a coefficient of 1,5.

Quarterly remuneration to a member of the Board of directors is reduced by:

30% - if he/she participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - if he/she participates in less than half of all held sessions of the Board of directors.

If during a quarter in case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration), the remuneration is charged and paid pro rata to the time during which a member of the Board of directors has been exercising his/her functions for remuneration."

State item 7.4. of article 7 in the wording: "7.4. The annual remuneration for the entire composition of the Company's Board of directors is established as the sum of deductions in accordance with requirement criteria (percentage):

of the Company's EBITDA as per the data of IFRS accounting statement for the reporting year;

of the amount of the Company's net profit, based on the results of the reporting year, allocated for dividends' payment.

The annual remuneration of one member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of the present item divided by the number of persons elected to the Board of directors.

In case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising functions by the Board of directors' member (for a fee/without remuneration) during the period from the Board of directors' election by annual shareholders general meeting till the next annual shareholders general meeting, the remuneration is charged and paid pro rata to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

The annual remuneration of a member of the Board of directors calculated in accordance with paragraphs four and five of the present item is reduced by 50% in case of his/her participation in less than half of all sessions of the Board of directors held during his/ her term of powers".

State item 7.5. of article 7 in the wording: "7.5. "Requirement criteria (percentage) of deductions for calculation of annual remuneration are defined by a resolution of annual general meeting of shareholders and are applied for determining the remuneration size of the persons exercising the functions of the Board of directors' members till the next annual shareholders' general meeting."

On the **fourth** issue of the meeting's agenda the following resolution was passed:

"Introduce changes to the Provision on the procedure of holding a general meeting of stockholders of the Company:

State item 1.2. of article 1 in the wording: "1.2. Yearly the Company is obliged to hold the annual General meeting of stockholders.

The following issues are to be resolved at the annual general meeting of stockholders:
Election of the Company's Board of directors,
Election of the Company's Auditing committee,
Approval of the Company's auditor,
Approval of annual statements, annual accounting statements, including profit and loss statements (profits/loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company on the basis of the fiscal year results,
And also other issues referred to the competencies of the general meeting of stockholders may be resolved."
State item 4.1. of article 4 in the wording: "4.1. The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of submission of the demand about its holding (since the time of making the decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.
The communication on holding the general meeting of stockholders is made in the form stipulated by the current legislation of the Russian Federation and the Company's Charter in the procedure defined by the Company's Board of directors."

On the **fifth** issue of the meeting's agenda the following resolution was passed:

Elect the following persons the members of the Company's Board of directors:

1. **Kuznetsov Sergey Ivanovich**
2. **Zhelonkin Vladimir Borisovich**
3. **Omelchenko Sergey Valerievich**
4. **Bilibin Yuri Alexandrovich**
5. **Gavrilenko Anatolyi Anatolievich**
6. **Fedorov Oleg Romanovich**
7. **Andreev Vladimir Alexandrovich**
8. **Grigorieva Alla Borisovna**
9. **Degtyarev Valeryi Victorovich**
10. **Savchenko Victor Dmitrievich**
11. **Enin Evgenyi Petrovich**

On the **sixth** issue of the meeting's agenda the following resolution was passed:
Elect the following persons to the Company's Auditing committee:

1. **Koroleva Olga Grigorievna**
2. **Arzhannikova Lyudmila Alexandrovna**
3. **Feoktistova Natalia Vadimovna**
4. **Chernikova Tamara Alexeevna**
5. **Konkova Elena Olegovna**

On the **seventh** issue of the meeting's agenda the following resolution was passed:
"Approve LLC "Ernst & Young" as the Company's auditor for 2007."

On the **eighth** issue of the meeting's agenda the following resolution was passed:

Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- **0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;**
- **0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2007.**

2.7. Date of drawing up the minutes of general meeting:

June 25, 2007

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom corporate development	(Signature)	D.B. Kostin
3.2. Date " 25 " June 20 07	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

RECEIVED
OCT 19 A 8:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNICATION ON MATERIAL FACTS

"DATA ON ACCRUED AND PAID REVENUES ON THE ISSUER'S SECURITIES",

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO THE ISSUER'S SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
registered interest bearing paperless bonds, 6-Y series

2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration):
№ 4-38-00137-A, 25.10.2002.

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal Financial Markets Service.***

2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***

2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***July 17, 2002, minutes № 2.***

2.7. Total amount of interest and/or other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds – RUR 3 943,99;
the size of revenue per a bond – RUR 7,89.

2.8. The form of payment of revenues on the issuer's securities (cash, other property): ***cash in the Russian Federation currency***

2.9. The date when the obligation of payment of revenues on the issuer's securities (revenues (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***30.06.2007.***

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series):
RUR 3 943,99.

2.11. Content of the issuer's obligations:
- gaining access to telephone network if technical capability is available;
- receiving the bond's par value from the issuer when the bond is retired;
- getting cash revenue in the size of 0,1% per annum of the bond's par value when it is retired for the period from the date of the bonds placement by the issuer to the date of filing the application for the bond's retirement.
For monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***RUR 1 003 943,99.***

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for corporate development of OJSC VolgaTelecom	(signature)	D.B. Kostin
3.2. Date " 02 " July 20 07	LS	

1253-2(6)

COMMUNICATION ON MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID REVENUES ON THE ISSUER'S SECURITIES"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing paperless bonds, 7-Y series***

2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration):
№ 4-39-00137-A, 25.10.2002.

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal Financial Markets Service.***

2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***

2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***July 17, 2002, minutes № 2.***

2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds – RUR 4 050,00;
the size of revenue per a bond – RUR 8,10.

2.8. The form of payment of revenues on the issuer's securities (cash, other property): ***cash in the Russian Federation currency***

2.9. The date when the obligation of payment of revenues on the issuer's securities (revenues (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***30.09.2007.***

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): –

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for corporate development of OJSC VolgaTelecom	(Signature)	D.B. Kostin
3.2. Date " 02 " July 20 07		

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

Communication on material fact
"Data on the issuer's reorganization, its subsidiary and associated companies"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**

2. The communication's content

2.1. Form of reorganization (merger, takeover, split-up, split-up concurrently with merger or takeover, split-off, split-off concurrently with merger or takeover, transformation):
Reorganization in the form of transformation

2.2. The issuer's authorized management body (authorized management body of the issuer's subsidiary or associated company, authorized government body, court) which passed the resolution being the ground for reorganization, the date of resolution:
Extraordinary general meeting of shareholders of Closed Joint Stock Company Nizhegorodteleservice, July 5, 2007 (minutes №2)

2.3. The date of drawing up and the number of minutes of the meeting (session) of the issuer's authorized management body (authorized management body of the issuer's subsidiary or associated company) which passed the resolution being the ground for reorganization in case, if such body is collegial management body:
-

2.4. Full and abbreviated brand names (for non-commercial organizations – the name) of each reorganized entity, its location:
Closed Joint Stock Company Nizhegorodteleservice,
CJSC Nizhegorodteleservice,
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, RF

2.5. Full and abbreviated brand names (for non-commercial organizations – the name) of entity established as a result of reorganization, its location:
Limited Liability Company NIZHEGORODTELESERVICE,
LLC NIZHEGORODTELESERVICE,
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, RF

2.6. The issuer's share in authorized (reserve) capital (share fund) of business entity established as a result of reorganization at reorganization's date:
80%

2.7. The date of reorganization (date of state registration of legal entity established as a result of merger, split-up, split-off, transformation):
August 30, 2007

3. Signature		
3.1. Acting General Director of OJSC VolgaTelecom	(signature)	O.V. Ershov
3.2. Date " 05 " September 2007		

1283-2(b)

Communication on material fact
"Data on accrued and/or paid yield on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody (hereinafter – Bonds)

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 46 – 00137 – A, June 06, 2006.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***

2.4. The issuer's management body that adopted the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 29 of 28.04.2006).
The interest rate of the fourth coupon is set by OJSC VolgaTelecom General Director to be equal to the interest rate of the first coupon and amounts to 7,99% per annum (Order № 422 of September 12, 2006).

2.5. The date of adopting the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *September 12, 2006*

2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was adopted: *Order № 422 of September 12, 2006*

2.7. The content of the issuer's obligation, the obligation's size in money terms:
payment of BT-4 series Bonds coupon (interest) yield on the 4-th coupon to the amount of RUR 59 760 000

2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series):
the yield on the 4-th coupon of BT-4 series Bonds was paid
to the amount of RUR 59 760 000;
7,99% per annum (RUR 19,92)

2.9. The form of payment of yield on the issuer's securities (money resources, other property):
Money resources in the Russian Federation currency by non-cash payment

2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date:
September 11, 2007.

2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): ***Total coupon yield on BT-4 series Bonds to the amount of RUR 239 040 000***

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature		
3.1. OJSC VolgaTelecom General Director	(signature)	S.V. Omelchenko
3.2. Date " 11 " September 20 07	L.S.	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

12§3-2(б)

COMMUNICATION ABOUT
THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES
"DISCLOSURE BY THE JOINT-STOCK COMPANY OF SUMMARY (CONSOLIDATED) FINANCIAL (ACCOUNTING) STATEMENT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) OR US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)".

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. Type of the issuer's financial (accounting) statement (consolidated or of legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or with US Generally Accepted Accounting Principles (US GAAP), and also the reporting period for which the said financial (accounting) statement was prepared: ***Audited consolidated financial statement for the year ended December 31, 2006***

2.2. The date of sending (presentation) by the joint-stock company of financial (accounting) statement to the appropriate authority (organization) regulating the market of foreign securities, foreign trading organizer at securities market and/or to other organizations in accordance with foreign law for the purposes of its disclosure among general public: *28.06.2007.*

2.3. Standards of financial reporting applied for the issuer's financial (accounting) statement preparation: ***International Financial Reporting Standards (IFRS)***

2.4. Full brand name and location of audit entity in case when the relevant financial (accounting) statement was audited:

Limited Liability Company "Ernst & Young",
Building 1, Sadovnicheskaya naberezhnaya 77, Moscow, 115035, Russia

2.5. Data on audit activities license:

- License number: ***E002138***
- Date of license issue: ***30.09.2002***
- License validity term: ***5 years***
- Body that issued the license: ***Ministry of Finance of the Russian Federation***

2.6. Web site address in the Internet used by the issuer for the disclosure of the said financial (accounting) statement and summary part of the audit opinion:

http://www.vt.ru/?id=4020

3. Signature		
3.1. OJSC VolgaTelecom General Director	(signature)	S.V. Omelchenko
3.2. Date " 28 " June 20 07	L.S.	

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород ВОЛГАТЕЛЕКОМ

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT- STOCK COMPANY'S SECURITIES "LIQUIDATION OF BUSINESS ENTITY BEING SUBSIDIARY AND/OR ASSOCIATED WITH RESPECT TO THE JOINT-STOCK COMPANY"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=1692

2. The content of the communication

2.1. Full brand name of subsidiary or associated business entity:

Closed Joint Stock Company "Ericsson Svyaz"

2.2. Participation share of the joint-stock company in the charter capital of subsidiary or associated entity: *24%*

2.3. The share of subsidiary or associated business entity's common stock belonging to the joint-stock company: *24%*

2.4. Grounds for liquidation of subsidiary or associated business entity:

Making an entry into the Uniform State Register of Legal Entities on exclusion of the legal entity which has in fact discontinued its activity from the Uniform State Register of Legal Entities upon registration body's decision.

3. Signature		
3.1. Acting General Director of OJSC VolgaTelecom	(signature)	O.V.Ershov
3.2. Date " 19 " July 2007	LS	

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT- STOCK COMPANY'S SECURITIES
"ON EXPIRATION OF THE TERM OF OFFICE OF THE JOINT-STOCK COMPANY'S SINGLE EXECUTIVE BODY AND /OR COLLEGIAL EXECUTIVE BODY MEMBERS"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The content of the communication

2.1. Surname, name, patronymic name of appropriate person:
Omelchenko Sergey Valerievich
The post of the specified person:
The General Director of OJSC VolgaTelecom, the Chairman of the Management board
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.2. Surname, name, patronymic name of appropriate person:
Astakhova Svetlana Leonidovna
The post of the specified person:
Deputy to the General Director of the joint-stock company– personnel director of OJSC VolgaTelecom
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.3. Surname, name, patronymic name of appropriate person:
Dyakonov Mikhail Vasilievich
The post of the specified person:
Deputy to the General Director of OJSC VolgaTelecom for capital construction
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.4. Surname, name, patronymic name of appropriate person:
Ershov Oleg Vladimirovich
The post of the specified person:
Deputy to the General Director of the joint-stock company – commercial director of OJSC VolgaTelecom
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.5. Surname, name, patronymic name of appropriate person:
Ketkov Alexander Yulievich
The post of the specified person:
Deputy to the General Director of the joint-stock company – technical director of OJSC VolgaTelecom
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.6. Surname, name, patronymic name of appropriate person:
Kostin Denis Borisovich
The post of the specified person:
Deputy to the General Director of OJSC VolgaTelecom for corporate development
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.7. Surname, name, patronymic name of appropriate person:
Petrov Mikhail Victorovich
The post of the specified person:
General Director of CJSC NSS
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.8. Surname, name, patronymic name of appropriate person:
Popkov Nikolai Ivanovich
The post of the specified person:
OJSC VolgaTelecom chief accountant
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

2.9. Surname, name, patronymic name of appropriate person:
Ulyanov Vladimir Vasilievich
The post of the specified person:
Deputy to the General Director of the joint-stock company- director of security and secrecy order of OJSC VolgaTelecom
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
July 31, 2007

3. Signature		
3.1. OJSC VolgaTelecom General Director	(signature) LS	S.V. Omelchenko

12§3-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT- STOCK COMPANY'S SECURITIES
"DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL")

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The content of the communication

2.1. The date of holding the session of the joint-stock company's Board of directors when the appropriate decision was made:

01.08.2007

2.2. The date of drawing up and the number of the minutes of the joint-stock company's Board of directors session at which the appropriate decision was made:

01.08.2007, № 2

2.3. The content of the decision made by the joint-stock company's Board of directors on issue № 2 **"The Company's Management board formation"**:

1. To form the Company's Management board to the number of 10 persons, and namely:

- *Omelchenko Sergey Valerievich*
- *Astakhova Svetlana Leonidovna*
- *Dyakonov Mikhail Vasilievich*
- *Ershov Oleg Vladimirovich*
- *Ketkov Alexander Yulievich*
- *Kostin Denis Borisovich*
- *Petrov Mikhail Victorovich*
- *Popkov Nikolai Ivanovich*
- *Ulyanov Vladimir Vasilievich*
- *Shaginov Yuri Alexandrovich*

2. To define the term of office of the Management board members from 01.08. 2007 till 31.07.2008

2.4.1. Surname, name, patronymic name of appropriate person:

Omelchenko Sergey Valerievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.2. Surname, name, patronymic name of appropriate person:
Astakhova Svetlana Leonidovna
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:
has no share
The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:
has no stake
The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:
The companies did not issue options

2.4.3. Surname, name, patronymic name of appropriate person:
Dyakonov Mikhail Vasilievich
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:
has no share
The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:
has no stake
The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:
The companies did not issue options

2.4.4. Surname, name, patronymic name of appropriate person:
Ershov Oleg Vladimirovich
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:
has no share
The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:
has no stake
The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:
The companies did not issue options

2.4.5. Surname, name, patronymic name of appropriate person:
Ketkov Alexander Yulievich
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:
has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.6. Surname, name, patronymic name of appropriate person:

Kostin Denis Borisovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.7. Surname, name, patronymic name of appropriate person

Petrov Mikhail Victorovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.8. Surname, name, patronymic name of appropriate person:

Popkov Nikolai Ivanovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.9. Surname, name, patronymic name of appropriate person:

Ulyanov Vladimir Vasilievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.10. Surname, name, patronymic name of appropriate person:

Shaginov Yuri Alexandrovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint-stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights under the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

3. Signature		
3.1. Deputy to the General Director of OJSC VolgaTelecom for corporate development	(signature)	D.Kostin
3.2. Date " 01 " August 20 07	L.S.	

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ВолгаТелеком

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES
"CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. Full brand name of business entity in which the equity share in authorized (reserve) capital has changed:

Closed Joint Stock Company TeleRoss-Samara

2.2. Location of business entity:

Polevaya street 43, Samara city, 443001, Russia

2.3. The joint-stock company's equity share in the authorized (reserve) capital of the said entity prior to the change: ***10 %***

2.4. The share of ordinary stock of the said entity that belonged to the joint-stock company prior to the change: ***10 %***

2.5. The joint-stock company's equity share in the authorized (reserve) capital of the said entity after the change: ***0 %***

2.6. The share of ordinary stock of the said entity that belongs to the joint-stock company after the change: ***0 %***

2.7. The date since when the joint-stock company's equity share in the authorized capital of the said entity has changed: ***August 14, 2007***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom corporate development	(signature)	D.B. Kostin
3.2. Date " 14 " August 2007		

Открытое акционерное общество ВолгаТелеком * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

COMMUNICATION
ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES
"LIQUIDATION OF BUSINESS ENTITY BEING SUBSIDIARY AND/OR ASSOCIATED WITH RESPECT TO THE JOINT-STOCK COMPANY"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. Full brand name of subsidiary or associated business entity:
Closed Joint Stock Company Digital Telecommunications

2.2. Equity share of the joint-stock company in the authorized capital of subsidiary or associated company: ***100%***

2.3. The share of subsidiary or associated company's common stock belonging to the joint-stock company: ***100%***

2.4. Grounds for liquidation of subsidiary or associated business entity:
Making entry into Uniform State Register of Legal Entities about state registration of legal entity due to its liquidation

3. Signature

3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom corporate development	_______ (signature)	D.B. Kostin
3.2. Date " 14 " August 20 07	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
At	1-st half year of 2007	Date (year, month, day)	2007.06.30
Entity	OJSC VolgaTelecom	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activities	Electric communication	by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

Indicator's description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
I. Income and expenses of ordinary activities					
Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	12 249 362	10 170 313
including from sales: of telecommunications services			011	11 610 929	9 602 846
Prime cost of sold commodities, products, works and services		020	020	(9 141 394)	(7 549 085)
including: of telecommunications services			021	(8 771 995)	(7 168 606)
Sales profit (loss) (lines 010 -020)		050	**050**	3 107 968	2 621 228
II. OTHER INCOME AND EXPENSES					
Interest receivable		060	060	4 252	11 367
Interest due		070	070	(386 382)	(366 416)
Income from participation in other entities		080	080	57 607	42 513
Other income		090	090	306 806	366 865
Other expenses		100	100	(764 959)	(670 880)
Pretax earnings (loss before tax) (lines 050+060-070+080+090-100)		140	**140**	2 325 292	2 004 677
Income tax expense (lines -151+/-152+/-153) including:			**150**	(660 088)	(568 717)
deferred tax liabilities		142	151	(182 400)	(70 849)
deferred tax assets		141	152	(28 652)	11 540
Current tax on income		150	153	(449 036)	(509 408)
Additional payments of income tax for prior tax (reporting) periods		151	154		

Indicator's description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
Net profit (loss) of the reporting period (lines 140-150)		190	**190**	1 665 204	1 435 960
BY REFERENCE					
Income tax contingent expenses /income			201	(558 070)	(492 217)
Recurrent tax liabilities		200	202	(155 626)	(130 345)
Recurrent tax assets		200	203	53 608	53 845

Indicator's description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
Basic earnings (loss) per share			301	-	-
Diluted earnings (loss) per share			302	-	-

*** It is completed in annual accounting statement**

Breakdown of individual profits and loss

Indicator's description	Indicator's code	Line code	For the reporting period		For similar period of the past year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment		401	38 285	(416)	30 036	(4 865)
Past years profit (loss)		402	118 841	(126 290)	155 400	(79 731)
Reimbursement of damages caused by default or inadequate performance of obligations		403	2 660	(348)	1 181	(443)
Foreign exchange differences in foreign currency operations		404	12 420	(13 491)	5 694	(89)
Deductions to allowance		405	31 631	-	103 197	-
Debt amortization of payables and receivables		406	3 320	(235)	1 288	(1 116)

CEO (signature) Omelchenko Sergey Valerievich (signator) **Chief accountant** (signature) Popkov Nikolai Ivanovich (signator)

Открытое акционерное общество "ВолгаТелеком" ВолгаТелеком г.Нижний Новгород

1283-2(b)

BALANCE SHEET

RECEIVED
2007 OCT 19 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

			CODES
		Form № 01 by OKUD	0710001
At	June 30, 2007	Date (year, month, day)	2007.06.30
Entity	OJSC VolgaTelecom	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activities	Electric communication	By OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384
Address:	Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000		
		Date of approval	
		Date of dispatch (receipt)	30.07.2007.

ASSETS	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	270	244
Property, plant and equipment		120	120	25 342 279	24 626 678
Capital investments		130	130	759 115	2 284 847
Income-bearing lease investment		135	135	110 621	87 687
Long-term financial investments including:		140	140	2 142 353	2 992 993
investments into subsidiary companies			141	1 888 459	2 741 026
investments into associated companies			142	6 271	6 157
investment into other entities			143	67 274	67 263
other long-term financial investments			144	180 349	178 547
Deferred tax assets		145	145	276 655	248 003
Other non-current assets		150	150	3 388 567	3 484 009
Total for section I		190	190	32 019 860	33 724 461

ASSETS	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	210	629 098	684 160

including: raw materials, supplies and other similar values		211	211	469 239	535 281
work in progress expenses (distribution costs)		213	213	593	763
finished commodity and commodities for resale		214	214	47 156	46 078
Commodities shipped		215	215	330	330
prepaid expenses		216	216	111 780	101 708
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	220	584 096	434 978
Accounts receivable (payments are expected in more than 12 months after the reporting date)		230	**230**	8 587	5 985
including: buyers and customers		231	231	1 286	739
advances paid out			232	-	-
other debtors			233	7 301	5 246
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	2 732 606	2 871 891
including: buyers and customers		241	241	1 978 178	2 172 202
advances paid out			242	136 086	274 330
other debtors			243	618 342	425 359
Short-term financial investments		250	250	9 837	6 798
Cash		260	260	222 716	129 957
Other current assets		270	270	496	2 410
Total for section II		290	**290**	4 187 436	4 136 179
BALANCE (sum of lines 190+290)		300	**300**	36 207 296	37 860 640

LIABILITIES	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Authorized capital		410	410	1 639 765	1 639 765
Capital surplus		420	420	3 731 945	3 708 078
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained profits (uncovered loss) of past years		470	460	12 688 284	12 077 965
Retained profits (uncovered loss) of the reporting year		470	470	X	1 665 204

Total for section III		490	**490**	18 141 982	19 173 000
IV. NON-CURRENT LIABILITIES Credits and loans		510	**510**	8 965 335	9 772 713
including: credits			511	320 000	1 150 000
loans			512	8 645 335	8 622 713
Deferred tax liabilities		515	515	1 019 123	1 201 523
Other non-current liabilities		520	520	1 221 085	903 073
Total for section IV		590	**590**	11 205 543	11 877 309
V. CURRENT LIABILITIES Credits and loans		610	**610**	1 441 018	1 064 022
including: credits			611	1 318 926	961 241
loans			612	122 092	102 781
Accounts payable,		620	**620**	4 381 198	4 206 572
including: suppliers and contractors		621	621	3 535 097	2 884 674
advances received		625	622	334 560	274 800
wages payable		622	623	59 233	223 335
debt to government extrabudgetary funds		623	624	42 329	90 978
tax debt		624	625	133 853	194 352
other creditors		625	626	276 126	538 433
Debt to participants (founders) for income payments		630	630	23 802	649 678
Unearned revenue		640	640	235 261	224 214
Provision of costs to be incurred		650	650	659 609	609 097
Other current liabilities		660	660	118 883	56 748
Total for section V		690	**690**	6 859 771	6 810 331
BALANCE (sum of lines 490+590+690)		700	**700**	36 207 296	37 860 640

Reference on availability of valuables being accounted on off-balance-sheet accounts

Indicator's description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Leased property, plant and equipment		910	901	887 691	1 115 607
including under leasing		911	911	42 855	42 855
Inventory items received in custody		920	902	36 302	34 510
Commodities received for commission		930	903	12 674	10 672
Accounts receivable of insolvent debtors written-off as a loss		940	904	261 742	265 682

Cover funds for liabilities and payments received		950	905	11 500 459	11 503 604
Cover funds for liabilities and payments provided		960	906	5 692 516	6 759 530
Housing facilities depreciation		970	907	14 644	14 104
Depreciation of land improvement objects and other similar objects		980	908	1 861	1 909
Payments for communications services			909	150 467	161 514

Reference on net assets worth

Indicator's description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	18 377 243	19 397 214

CEO (signature) Omelchenko Sergey Valerievich (signator)

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
For	**Quarter 1 of 2007**	Date (year, month, day)	2007.03.31
Entity	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activities	**Electric communication**	by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**RUR thousand**	by OKEI	**384**

2007 OCT 19 A 8:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
I. Revenue and expenses of ordinary activities					
Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	6 021 422	5 033 138
including from sales: of telecommunication services			011	5 693 608	4 779 184
Prime cost of sold commodities, products, works and services		020	020	(4 449 242)	(3 644 715)
including: of telecom services			021	(4 252 392)	(3 476 346)
Sales profit (loss) (lines 010 -020)		050	**050**	1 572 180	1 388 423
II. OTHER REVENUE AND EXPENSES					
Interest receivable		060	060	1 813	8 463
Interest due		070	070	(188 880)	(190 423)
Income from participation in other entities		080	080	-	-
Other revenue		090	090	99 378	201 173
Other expenses		100	100	(356 043)	(285 202)
Pretax earnings (loss before tax) (lines 050+060-070+080+090-100)		140	**140**	1 128 448	1 122 434
Income tax expense (lines -151+/-152+/-153) including:			**150**	(310 074)	(302 525)
deferred tax liabilities		142	151	(125 796)	(29 624)
deferred tax assets		141	152	31 812	101 276
Current tax on income		150	153	(216 090)	(374 177)

Item description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
Net profit (loss) of the reporting period (lines 140-150)		190	**190**	818 374	819 909
BY REFERENCE Income tax contingent expenses /income			201	(270 828)	(269 384)
Recurrent tax liabilities		200	202	(55 117)	(42 379)
Recurrent tax assets		200	203	15 871	9 238

Item description	**Explanations**	**Indicator's code**	**Line code**	**For the reporting period**	**For similar period of the past year**
1	**1a**	**2**	**2a**	**3**	**4**
Basic earnings (loss) per share			301	-	-
Diluted earnings (loss) per share			302	-	-

*** It is completed in annual accounting statement**

Breakdown of single profits and losses

Item description	**Indicator's code**	**Line code**	**For the reporting period**		**For similar period of the past year**	
			Profit	**Loss**	**Profit**	**Loss**
1	**1a**	**2**	**3**	**4**	**5**	**6**
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment		401	18 208	(93)	11 172	(2 914)
Past years profit (loss)		402	31 570	(59 141)	16 948	(20 543)
Reimbursement of damages caused by default or inadequate performance of obligations		403	1 225	(129)	553	(103)
Foreign exchange differences in foreign currency operations		404	8 686	(10 803)	3 018	(40)
Deductions to allowance		405	-	(49 450)	112 903	
Debt amortization of payables and receivables		406	3 209	(32)	369	(210)

CEO (signature) Omelchenko Sergey Valerievich (signator)

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ВолгаТелеком

1283-2(b)

BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
At	March 31, 2007	Date (year, month, day)	2007.03.31
Entity	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5060901817**	TIN	5260901817
Activities	**Electric communication**	by OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**RUR thousand**	by OKEI	**384**
Address:	Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000		
		Date of approval	
		Date of dispatch (receipt)	26.04.2007г.

ASSET	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	270	257
Property, plant and equipment		120	120	25 342 279	24 913 845
Capital investments		130	130	759 115	981 550
Income-bearing lease investment		135	135	110 621	106 437
Long-term financial investments		140	**140**	2 142 353	2 140 898
including: investments into subsidiaries			141	1 888 459	1 888 440
investments into associated companies			142	6 271	6 157
investment into other entities			143	67 274	67 263
other long-term financial investments			144	180 349	179 038
Deferred tax assets		145	145	278 832	310 644
Other non-current assets		150	150	3 379 578	3 317 398
Total for section I		190	**190**	32 013 048	31 771 029

ASSET	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4

II. CURRENT ASSETS Inventories		210	**210**	629 098	579 158
including: raw materials, supplies and other similar values		211	211	469 239	427 056
work in progress expenses (distribution costs)		213	213	593	648
finished commodity and commodities for resale		214	214	47 156	49 028
commodities shipped		215	215	330	330
prepaid expenses		216	216	111 780	102 096
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	220	584 096	471 291
Accounts receivable (payments are expected in more than 12 months after the reporting date)		230	**230**	8 587	6 865
including: buyers and customers		231	231	1 286	1 004
advances paid out			232	-	-
other debtors			233	7 301	5 861
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	2 732 504	3 015 503
including: buyers and customers		241	241	1 978 178	2 351 803
advances paid out			242	135 984	212 917
other debtors			243	618 342	450 783
Short-term financial investments		250	250	9 837	6 871
Cash,		260	260	222 716	177 234
Other current assets		270	270	496	508
Total for section II		290	**290**	4 187 334	4 257 430
BALANCE (sum of lines 190+290)		300	**300**	36 200 382	36 028 459

LIABILITIES	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Charter capital		410	410	1 639 765	1 639 765
Capital surplus		420	420	3 731 945	3 721 604
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained profits (uncovered loss) of past years		470	460	12 681 370	12 691 711
Retained profits (uncovered loss) of the reporting year		470	470	-	818 374

Total for section III		490	**490**	18 135 068	18 953 442
IV. NON-CURRENT LIABILITIES					
Credits and loans		510	**510**	8 965 335	8 942 945
including:					
credits			511	320 000	320 000
loans			512	8 645 335	8 622 945
Deferred tax liabilities		515	515	1 019 123	1 144 919
Other non-current liabilities		520	520	1 221 085	1 054 403
Total for section IV		590	**590**	11 205 543	11 142 267
V. CURRENT LIABILITIES					
Credits and loans		610	**610**	1 441 018	849 326
including:					
credits			611	1 318 926	598 572
loans			612	122 092	250 754
Accounts payable,		620	**620**	4 381 198	4 032 798
including:					
suppliers and contractors		621	621	3 535 097	2 672 572
advances received		625	622	334 560	262 395
wages payable		622	623	59 233	255 469
debt to government extrabudgetary funds		623	624	42 329	105 019
tax debt		624	625	133 853	228 841
other creditors		625	626	276 126	508 502
Debt to participants (founders) for income payments		630	630	23 802	17 125
Unearned revenue		640	640	235 261	229 639
Provision of costs to be incurred		650	650	659 609	702 491
Other current liabilities		660	660	118 883	101 371
Total for section V		690	**690**	6 859 771	5 932 750
BALANCE (sum of lines 490+590+690)		700	**700**	36 200 382	36 028 459

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Leased property, plant and equipment		910	901	887 691	1 044 924
including under leasing		911	911	42 855	42 855
Inventory items received in custody		920	902	36 302	35 394
Commodities received for commission		930	903	12 674	11 998
Accounts receivable of insolvent debtors written-off as a loss		940	904	261 742	268 087
Cover funds for liabilities and payments received		950	905	11 500 459	11 500 636

Cover funds for liabilities and payments provided		960	906	5 692 516	5 994 720
Housing facilities depreciation		970	907	14 644	14 636
Depreciation of land improvement objects and other similar objects		980	908	1 861	1 885
Payments for communication services			909	150 467	174 242

Reference on net assets worth

Item description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	18 370 329	19 183 081

CEO (signature) Omelchenko Sergey Valerievich (signator)

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(6)

		SUPPLEMENTS TO BALANCE SHEET	CODES
		Form № 05 by OKUD	0710005
At	December 31, 2006	Date (year, month, day)	2006.12.31
Entity	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activities	Electric communication	by OKVED	64.20
Form of incorporation / ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

2007 OCT 19 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Intangible assets

Item description	Indicator's code	Line code	At the reporting year beginning	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	101	157	256	-	413
including: patent holder right for invention, design invention, useful model	011	102	-	-	-	-
possessor's rights on computer utility programs, databases	012	103	106	-	-	106
owner's rights on trademark and service mark, appellation of origin of commodities	014	104	29	48	-	77
other	015	105	22	208	-	230
Miscellaneous	040	106	-	-	-	-
Total		**110**	157	256	-	413

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting period end
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	117	143
including: *patent holder right for invention, design invention, useful model*		121	-	-
possessor's rights on computer utility programs, databases		122	107	107
owner's rights on trademark and service mark, appellation of origin of commodities		123	10	15
other		124	-	21

2. Property, plant and equipment

Item description	Indicator's code	Line code	At the reporting year beginning	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Buildings		201	3 696 431	160 486	(17 430)	3 839 487
Installations and transfer mechanisms		202	12 850 847	1 837 130	(150 658)	14 537 319
Machinery and equipment		203	18 169 625	3 239 207	(394 404)	21 014 428
Transport vehicles		204	467 201	46 590	(27 983)	485 808
Computing machinery and office appliances		205	1 817 335	520 526	(12 684)	2 325 177
Housing stock		206	45 497	14	(7 961)	37 550
Land plots and nature objects		207	5 975	4 067	(12)	10 030
Other types of property, plant and equipment		208	480 727	40 341	(11 586)	509 482
Total		**210**	37 533 638	5 848 361	(622 718)	42 759 281

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting year end
1	1a	2	3	4
Depreciation of property, plant and equipment - total	140	**220**	15 040 658	17 417 002
including: *buildings*		221	840 003	895 705
installations and transfer mechanisms		222	4 820 819	5 334 098
Machinery and equipment		223	7 946 886	9 319 078
Transport vehicles		224	335 814	358 521

Computing machinery and office appliances		225	825 871	1 194 583		
Other types of property, plant and equipment		226	271 265	315 017		
Item description	**Indicator's code**	**Line code**	**At the reporting year beginning**	**At the reporting year end**		
1	1a	2	3	4		
Property, plant and equipment let on lease from line 210 - total		**230**	183 882	317 245		
including: buildings		231	152 140	173 543		
installations and transfer mechanisms		232	8 224	8 471		
machinery and equipment		233	20 951	119 662		
transport vehicles		234	742	38		
other types of property, plant and equipment		235	1 825	15 531		
Property, plant and equipment put in dead storage from line 210		240	8 571	59 148		
BY REFERENCE	**Indicator's code**	**Line code**	**At the reporting year beginning**	**At the reporting year end**		
1	1a	2	3	4		
Result of reassessment of property, plant and equipment:		**250**	-	-		
of initial (replacement) cost	171	251	-	-		
of depreciation	172	252	-	-		
Property, plant and equipment took on lease – total		**260**	611 053	887 691		
including: buildings		261	356 879	603 487		
installations and transfer mechanisms		262	56 099	43 512		
machinery and equipment		263	149 348	192 985		
transport vehicles		264	1 095	2 391		
other types of property, plant and equipment		265	47 632	45 316		
Property being in operation and included into the structure of property, plant and equipment prior to registration of right of ownership		270	720 103	924 967		

3. Income-bearing lease investments

Item description	Indicator's code	Line code	At the reporting year beginning	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6

Property for lease		301	-	-	-	-
Property granted by hiring contract		302	-	-	-	-
Other		303	12 763	101 265	(463)	113 565
Total		**310**	12 763	101 265	(463)	113 565

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting year end
1	1a	2	3	4
Amortization of income-bearing lease investments		311	452	2 944

4. Expenses for R&D activities and technological works

Activities description	Indicator's code	Line code	At the reporting year beginning	Received	Written off	At the reporting year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the entity	310	**400**	-	-	-	-

BY REFERENCE	Indicator's code	Line code	At the reporting year beginning	At the reporting period end
1	1a	2	3	4
The amount of expenses for R&D and technological works in progress	320	401	-	-

BY REFERENCE	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	3	4
Amount of expenses classified as ordinary activities expenses		402	-	-
Amount of expenses for R&D and technological works that did not produce positive results and classified as other expenses		403	-	-

5. Financial investments

Item description	Indicator's code	Line code	Long-term		Short-term	
			At the reporting year beginning	At the reporting period end	At the reporting year beginning	At the reporting period end
1	1a	2	3	4	5	6
Contributions to charter (reserve) capitals of other entities - total	510	501	1 307 209	1 962 003	-	-
including: subsidiary and associated business companies	511	502	1 285 508	1 894 730	-	-
Government, municipal and outside entities bonds	515	503	-	-	-	-
Bills of exchange	520	504	1 889	1 889	-	-
Loans granted	525	505	-	1 000	2 925	3 925
Deposits	530	506	-	-	-	-
Other	535	507	-	176 817	1 837	5 912
Total	540	**510**	1 309 098	2 141 709	4 762	9 837
From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other entities - total	550	511	2 137	5 437	-	-
including: subsidiary and associated business companies	551	512	-	-	-	-
Government, municipal and outside entities bonds	555	513	-	-	-	-
Bills of exchange	560	514	1 889	1 889	-	-
Other	565	515	-	-	-	-
Total	570	**520**	4 026	7 326	-	-
BY REFERENCE For financial investments having fair market value, the change of cost as a result of valuation adjustment	580	521	1 333	3 300	-	-

6. Ordinary activities expenses (element wise costs)

Item description	Indicator's code	Line code	For the reporting year	For the past year
1	1a	2	3	4
Material expenses	710	601	(3 758 990)	(4 410 706)
Wage costs	720	602	(6 114 867)	(5 675 096)
Benefits-related deductions	730	603	(1 459 642)	(1 300 820)

Amortization	740	604	(2 862 016)	(2 550 115)		
Other expenses	750	605	(2 754 244)	(2 122 620)		
Element wise costs total	760	**610**	(16 949759)	(16 059 357)		
Change of balances (increment [+], reduction [-]): of work in progress	765	621	425	88		
of prepaid expenses	766	622	6 412	5 910		

7. Guarantee

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting period end	
1	1a	2	3	4	
Guarantees received - total		**710**	7 065 160	11 500 459	
Including: banks' guarantees		711	-	-	
guaranties of third parties		712	7 061 182	11 495 339	
bills of exchange		713	-	-	
pledged property		**714**	3 978	5 120	
including: property, plant and equipment		715	3 978	5 120	
securities and other financial investments		716	-	-	
other property		717	-	-	
miscellaneous		718	-	-	
Guarantees granted - total		**720**	5 984 126	5 692 516	
including: guaranties of third parties		721	2 241 045	2 587 070	
bills of exchange		722	-	-	
pledged property		**723**	3 743 081	3 104 920	
including: property, plant and equipment		724	3 743 081	3 104 920	
securities and other financial investments		725	-	-	
other property		726	-	-	
miscellaneous		727	-	526	

8. Government assistance

Item description	Indicator's code	Line code	For the reporting year	For similar period of the past year	
1	1a	2	3	4	
Budgeting funds received in the reporting year - total	910	**810**	395	3 902	
including: Funds for capital expenses financing		811	395	2 300	
Funds for current expenses financing		812	-	1 602	

Item description	Indicator's code	Line code	At the reporting year beginning	Received for the reporting period	Returned for the reporting period	At the reporting period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	14 406	-	(12 186)	2 220
Funds for capital expenses financing		821	14 406	-	(12 186)	2 220
Funds for current expenses financing		822	-	-	-	-

CEO (signature) Omelchenko Sergey Valerievich (signator)

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

Открытое акционерное общество "ВолгаТелеком" * г.Нижний Новгород *
ВолгаТелеком

1253-2(b)

CASH FLOW STATEMENT				CODES
			Form № 04 by OKUD	0710004
For	2006		Date (year, month, day)	2006.12.31
Entity	OJSC "VolgaTelecom"		by OKPO	01142788
Taxpayer Identification Number	5260901817		TIN	5260901817
Activities	Electric communication		by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private		by OKOPF/OKFS	47/16
Measure unit:	RUR thousand		by OKEI	384

Item description	Indicator's code	Line code	For the reporting year	For similar period of the past year
1	1a	2	3	4
CASH BALANCE AT THE REPORTING YEAR BEGINNING		**010**	1 134 960	344 723
OPERATING PERFORMANCE Cash inflow from operating performance		**020**	26 931 906	24 745 482
cash received from buyers, customers		021	21 738 099	23 412 003
cash received as agent		022	4 605 143	854 930
other revenue		023	588 664	478 549
Cash allocated for:		**030**	(20 821 760)	(18 976 966)
payment of acquired commodities, works, services, raw materials and other current assets	150	031	(6 120 576)	(5 793 599)
remuneration of labor	160	032	(5 449 482)	(5 074 603)
interest payment	170	033	(757 737)	(959 040)
taxes and dues settlements	180	034	(6 017 230)	(5 226 693)
settlements for agency contracts		035	(1 496 103)	(767 515)
other expenses		036	(980 632)	(1 155 516)
Net cash from operating performance		**040**	6 110 146	5 768 516
INVESTMENT ACTIVITY Investment activities cash received		**050**	83 674	134 078
receipts from sale of property, plant and equipment and other non-currents assets	210	051	29 094	39 008
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	4 885	54 776
dividends received, income from equity participation	230	053	43 655	33 458
interest received	240	054	434	980
receipts from redemption of loans granted to other entities	250	055	1 000	3 000
other income from investment activity		056	4 606	2 856

Cash allocated for:		**060**	(6 458 306)	(6 144 315)
acquisition and creation of property, plant and equipment and other non-current assets	290	061	(5 638 459)	(6 058 562)
acquisition of shares, equity participations and equity stakes	280	062	(680 824)	(68 630)
acquisition of debt securities and other financial investments	300	063	(136 019)	(10 000)
granting loans to other entities	310	064	(3 000)	-
other investment activity expenses		065	(4)	(7 123)
Net cash from investment activity	**340**	**070**	(6 374 632)	(6 010 237)
FINANCIAL ACTIVITY **Financial activity cash received**		**080**	7 867 299	11 374 791
borrowed loans and credits		081	7 857 363	11 355 583
other income from financial activity		082	9 936	19 208
Cash allocated for:		**090**	(8 515 057)	(10 342 833)
redemption of loans and credits (ex interest)		091	(7 065 619)	(8 905 599)
repayment of financial lease liabilities		092	(677 770)	(949 685)
dividends payment	170	093	(525 679)	(486 389)
other financial activity expenses		094	(245 989)	(1 160)
Net cash from financial activity		**100**	(647 758)	1 031 958
Net increase (reduction) of cash		**110**	(912 244)	790 237
CASH BALANCE AT THE REPORTING PERIOD END		**120**	222 716	1 134 960
The value of impact of foreign currency rate change with respect to ruble		130	-	-

CEO (signature) Omelchenko Se[illegible] Valer[illegible] (signator)

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

1283-2(b)

RECEIVED
2007 OCT 19 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

		STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY				CODES
					Form № 03 by OKUD	**0710003**
For		**2006**			Date (year, month, day)	2006.12.31
Entity	**OJSC "VolgaTelecom"**				by OKPO	**01142788**
Taxpayer Identification Number		**5260901817**			TIN	5260901817
Activities	Electric communication				by OKVED	64.20
Form of incorporation / ownership form		Open Joint Stock Company / private			by OKOPF/OKFS	**47/16**
Measure unit:		**RUR thousand**			by OKEI	**384**

1. Change in shareholders' equity

Item description	Indicator's code	Line code	Charter capital	Capital surplus	Surplus	Retained profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance at December 31, 2004		100	1 639 765	3 980 430	81 988	8 890 265	14 592 448
Year 2005 Changes in accounting policy		101	-	-	-	(12 114)	(12 114)
Result of property, plant and equipment revaluation		102	-	-	-	-	-
Miscellaneous		103	-	-	-	-	-
Balance at January 1, 2005		104	1 639 765	3 980 430	81 988	8 878 151	14 580 334
Change in shareholders' equity items:		200	-	(158 235)	-	1 716 808	1 558 573
Result of foreign currency translation		201	-	-	-	-	-
Net profit (loss) of the reporting year		202	-	-	-	2 261 360	2 261 360
Dividends		203	-	-	-	(544 552)	(544 552)
Allocations to required reserves		204	-	-	-	-	-
Additional issue of shares at the cost of own resources		205	-	-	-	-	-
Increment in par value of shares		206	-	-	-	-	-
Change in shareholders' equity at retirement of property, plant and equipment		207	-	-	-	-	-
Miscellaneous		208	-	(158 235)	-	-	(158 235)
Increment in shareholders' equity value due to:		210	-	-	-	158 235	158 235
additional issue of shares at the cost of stockholders' resources		211	-	-	-	-	-
reorganization of legal entity		212	-	-	-	-	-
miscellaneous		213	-	-	-	158 235	158 235
Reduction of shareholders' equity value due to:		220	-	(9 248)	-	(1 288)	(10 536)
reduction of the shares quantity		221	-	-	-	-	-
reduction of the shares par value		222	-	-	-	-	-
reorganization of legal entity		223	-	-	-	-	-
miscellaneous		224	-	(9 248)	-	(1 288)	(10 536)

Balance at December 31, 2005		300	1 639 765	3 812 947	81 988	10 751 906	16 286 606
Year 2006 Changes in accounting policy		301	-	-	-	(5 748)	(5 748)
Result of property, plant and equipment revaluation		302	-	-	-	-	-
Miscellaneous		303	-	-	-	-	-
Balance at January 1, 2006	**100**	304	1 639 765	3 812 947	81 988	10 746 158	16 280 858
Change of shareholders' equity items:		400	-	(81 002)	-	1 864 796	1 783 794
Result of foreign currency translation		401	-	-	-	-	-
Net profit (loss) of the reporting year		402	-	-	-	2 453 588	2 453 588
Dividends		403	-	-	-	(588 792)	(588 792)
Allocations to required reserves	110	404	-	-	-	-	-
Additional issue of shares at the cost of own resources	121	405	-	-	-	-	-
Increment in par value of shares	122	406	-	-	-	-	-
Change in shareholders' equity at retirement of property, plant and equipment		407	-	-	-	-	-
Miscellaneous		408	-	(81 002)	-	-	(81 002)
Increment in shareholders' equity value due to:		410	-	-	-	78 044	78 044
additional issue of shares at the cost of stockholders' resources	121	411	-	-	-	-	-
reorganization of legal entity	123	412	-	-	-	-	-
miscellaneous		413	-	-	-	78 044	78 044
Reduction of shareholders' equity value due to:		420	-	-	-	(1 553)	(1 553)
reduction of the shares quantity	132	421	-	-	-	-	-
reduction of the shares par value	131	422	-	-	-	-	-
reorganization of legal entity	133	423	-	-	-	-	-
miscellaneous		424	-	-	-	(1 553)	(1 553)
Balance at December 31, 2006	**140**	500	1 639 765	3 731 945	81 988	12 687 445	18 141 143

2. Provisions

Item description	Indicator's code	Line code	Balance at the year beginning	Received	Spent /recovered	Balance at the year end
1	1a	2	3	4	5	6
Provisions established as per legislation: Required reserve data of year 2005		601	81 988	-	-	81 988
data of year 2006		602	81 988	-	-	81 988
Provisions established as per articles of association: Corporalization fund of the Company's employees data of year 2005		603	-	-	-	-
data of year 2006		604	-	-	-	-

Allowance: Provisions for doubtful debts data of year 2005	605	1 269 430	152 221	(218 178)	1 203 473	
data of year 2006	606	1 203 473	206 226	(582 373)	827 326	
Provisions for depreciation of financial investments data of year 2005	607	601	-	(385)	216	
data of year 2006	608	216	-	(10)	206	
Provisions for reduction in value of tangible assets data of year 2005	609	-	-	-	-	
data of year 2006	610	-	-	-	-	
Provisions of costs to be incurred data of year 2005	611	199 806	452 121	(344 128)	307 799	
data of year 2006	612	307 799	2 232 616	(1 880 806)	659 609	
Provisions for contingent liabilities: data of year 2005	613	-	11 620	-	11 620	
data of year 2006	614	11 620	117 795	(10 532)	118 883	

CEO (signature) Omelchenko Sergey Valerievich (signator)

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

1283-2(b)

INCOME STATEMENT

		CODES
	Form № 02 by OKUD	0710002
For	2006	Date (year, month, day)	2006.12.31
Entity	OJSC "VolgaTelecom" by OKPO	01142788
Taxpayer Identification Number	5260901817 TIN	5260901817
Activities	Electric communication by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private by OKOPF/OKFS	47/16
Measure unit:	RUR thousand by OKEI	384

Item description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
I. Income and expenses of ordinary activities Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments)	7.1	010	010	21 691 242	21 348 394
including from sales: of telecommunication services			011	20 366 969	20 787 642
Prime cost of sold commodities, products, works and services	7.2	020	020	(16 949 759)	(16 059 357)
including: of telecommunication services			021	(16 137 856)	(15 610 538)
Sales profit (loss) (lines 010 -020)		050	**050**	4 741 483	5 289 037
II. OTHER INCOME AND EXPENSES Interest receivable		060	060	13 253	14 839
Interest due		070	070	(735 967)	(829 016)
Income from participation in other entities		080	080	47 074	34 720
Other income	7.3	090	090	900 393	424 675
Other expenses	7.3	100	100	(1 432 031)	(1 510 238)
Pretax earnings (loss before tax) (lines 050+060-070+080+090-100)		140	**140**	3 534 205	3 424 017
Income tax expense (lines -151+/-152+/-153) including:	7.4		**150**	(1 080 617)	(1 168 405)
deferred tax liabilities		142	151	(307 103)	(133 551)
deferred tax assets		141	152	76 002	(100 279)
Current tax on income		150	153	(1 003 930)	(935 466)
Additional payments of income tax for prior tax periods		151	154	154 414	891

Net profit (loss) of the reporting period (lines 140-150)	7.5	190	**190**	2 453 588	2 255 612	
BY REFERENCE Income tax contingent expenses /income			201	(848 209)	(823 144)	
Recurrent tax liabilities		200	202	(335 838)	(376 171)	
Recurrent tax assets		200	203	103 430	30 910	

Item description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
Basic earnings (loss) per share	7.6		301	0,00898	0,00827
Diluted earnings (loss) per share			302	-	-

*** It is completed in annual accounting statement**

Breakdown of individual profits and losses

Item description	Indicator's code	Line code	For the reporting period		For similar period of the past year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment		401	66 558	(14 089)	28 615	(10 992)
Past years profit (loss)		402	177 776	(107 939)	42 451	(166 557)
Reimbursement of damages caused by default or inadequate performance of obligations		403	26 872	(688)	7 210	(1 263)
Foreign exchange differences in foreign currency operations		404	310	(677)	9 612	(3 174)
Deductions to allowance		405	542 037	(206 226)	160 645	(152 221)
Debt amortization of payables and receivables		406	99 786	(6 726)	36 321	(12 001)

CEO (signature) Omelchenko Sergey Valerevich (signator)

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

BALANCE SHEET				CODES
			Form № 01 by OKUD	0710001
At	December 31, 2006		Date (year, month, day)	2006.12.31
Entity	OJSC "VolgaTelecom"		by OKPO	01142788
Taxpayer Identification Number	5260901817		TIN	5260901817
Activities	Electric communication		by OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private		by OKOPF/OKFS	47/16
Measure unit:	RUR thousand		by OKEI	384
Address:	Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000			
				Date of approval
			Date of dispatch (receipt)	30.03.2007

ASSETS	Explanations	Index code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	40	270
Property, plant and equipment	6.1	120	120	22 492 980	25 342 279
Capital investments	6.2	130	130	795 576	759 115
Income-bearing lease investment		135	135	12 311	110 621
Long-term financial investments	6.3	140	**140**	1 309 098	2 141 709
including: investments into subsidiaries			141	1 273 033	1 888 459
investments into associated companies			142	12 475	6 271
investment into other entities			143	21 701	67 274
other long-term financial investments			144	1 889	179 705
Deferred tax assets	6.4	145	145	200 918	276 920
Other non-current assets	6.5	150	150	2 503 132	3 388 567
Total for section I		190	**190**	27 314 055	32 019 481
II. CURRENT ASSETS Inventories		210	**210**	623 615	629 098
including: raw materials, supplies and other similar values	6.6	211	211	451 877	463 508
work in progress expenses (distribution costs)		213	213	168	593
finished commodity and commodities for resale		214	214	47 647	47 156
Commodities shipped		215	215	-	330

prepaid expenses		216	216	123 923	117 511
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	220	959 066	584 096
Accounts receivable (payments are expected in more than 12 months after the reporting date)		230	**230**	13 836	8 587
including: buyers and customers	6.7	231	231	2 319	1 286
advances paid out			232	-	-
other debtors			233	11 517	7 301
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	1 754 936	2 732 630
including: buyers and customers	6.8	241	241	1 450 998	1 978 204
advances paid out			242	103 176	136 085
other debtors	6.9		243	200 762	618 341
Short-term financial investments	6.3	250	250	4 762	9 837
Cash		260	260	1 134 960	222 716
Other current assets		270	270	773	496
Total for section II		290	**290**	4 491 948	4 187 460
BALANCE (sum of lines 190+290)		300	**300**	31 806 003	36 206 941
LIABILITIES	**Explanations**	**Indicator's code**	**Line code**	**At the reporting period beginning**	**At the reporting period end**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND PROVISIONS Charter capital	6.10	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 812 947	3 731 945
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained profits (uncovered loss) of past years		470	460	10 746 158	10 233 857
Retained profits (uncovered loss) of the reporting year		470	470	-	2 453 588
Total for section III		490	**490**	16 280 858	18 141 143
IV. NON-CURRENT LIABILITIES Credits and loans	6.13	510	**510**	7 340 869	8 965 335
including: credits			511	1 925 150	320 000
loans			512	5 415 719	8 645 335
Deferred tax liabilities	6.14	515	515	712 558	1 019 123
Other non-current liabilities	6.15	520	520	1 110 066	1 221 226
Total for section IV		590	**590**	9 163 493	11 205 684
V. CURRENT LIABILITIES Credits and loans	6.13	610	**610**	2 289 598	1 441 018
including: credits			611	1 004 024	1 318 926
loans			612	1 285 574	122 092
Accounts payable,		620	**620**	3 513 237	4 381 541
including: suppliers and contractors	6.16	621	621	2 059 629	3 535 440

advances received	6.16	625	622	317 657	331 553
wages payable		622	623	67 842	59 233
debt to government extrabudgetary funds		623	624	35 437	42 329
tax debt		624	625	399 845	133 853
other creditors	6.16	625	626	632 827	279 133
Debt to participants (founders) for income payments		630	630	22 844	23 802
Unearned revenue	6.17	640	640	216 554	235 261
Provision of costs to be incurred	6.18	650	650	307 799	659 609
Other current liabilities		660	660	11 620	118 883
Total for section V		690	**690**	6 361 652	6 860 114
BALANCE (sum of lines 490+590+690)		700	**700**	31 806 003	36 206 941

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Leased property, plant and equipment		910	901	611 053	387 691
including under leasing		911	911	66 106	42 855
Inventory items received in custody		920	902	4 399	36 302
Commodities received for commission		930	903	3 748	12 674
Accounts receivable of insolvent debtors written-off as a loss		940	904	249 430	261 742
Cover funds for liabilities and payments received		950	905	7 065 160	11 500 459
Cover funds for liabilities and payments provided		960	906	5 984 126	5 692 516
Housing facilities depreciation		970	907	16 840	14 644
Depreciation of land improvement objects and other similar objects		980	908	2 849	1 861
Payments for communication services			909	214 199	150 467

Reference on net assets worth

Item description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	16 497 412	18 376 404

CEO (signature) Omelchenko Sergey Valerievich (signator)

Chief accountant (signature) Popkov Nikolai Ivanovich (signator)

Открытое акционерное общество "ВолгаТелеком" г. Нижний

1283-2(b)

OJSC VolgaTelecom

Non-audited Consolidated Financial Statements

For 6 months ended June 30, 2007

OJSC VolgaTelecom

Non-audited Consolidated Financial Statements

For 6 months ended June 30, 2007

Contents

OJSC VolgaTelecom
Non-audited Consolidated Balance Sheet
As of June 30, 2007 and 2006
(RUR thousand)

	At June 30, 2007	At December 31, 2006
ASSETS		
Non-current assets		
Property, plant and equipment	31 936 878	31 332 348
Intangible assets and goodwill	4 633 474	4 454 189
Investments in associates	138 025	129 103
Long-term investments	28 781	28 226
Long-term accounts receivable and other financial assets	14 002	35 062
Long-term advances given	813 270	517 655
Deferred income tax asset	12 154	16 476
Total non-current assets	37 576 584	36 513 059
Current assets		
Inventories	555 936	535 925
Accounts receivable	2 225 161	1 872 300
Current income tax asset	152 764	343 276
Other current assets	1 202 964	1 099 296
Cash and cash equivalents	465 246	461 417
Total current assets	4 602 071	4 312 214
Total assets	42 178 655	40 825 273
EQUITY AND LIABILITIES		
Share capital	3 853 690	3 853 690
Unrealized gain on available-for-sale investments	6 002	5 434
Capital surplus, retained earnings and other provisions	16 177 146	15 810 202
Total equity attributable to equity holders of the parent	20 036 838	19 669 326
Minority interest	231 477	473 302
Total equity	20 268 315	20 142 628
Non-current liabilities		
Long-term borrowings	10 449 983	9 497 836
Long-term finance lease obligations	458 606	596 516
Pension Liabilities	1 276 879	1 287 295
Deferred revenue	305 717	316 030
Deferred income tax liability	1 571 004	1 444 233
Total non-current liabilities	14 062 189	13 141 910
Current liabilities		
Accounts payable and accrued expenses	3 995 654	3 970 717
Payables to Rostelecom	324 690	96 307
Income tax payable	10 004	-
Other taxes payable	411 225	321 999
Dividends payable	750 791	64 672
Short-term borrowings	1 181 841	1 582 707
Current portion of long-term borrowings	656 759	707 181
Current portion of long-term finance lease obligations	517 187	797 152
Total current liabilities	7 848 151	7 540 735
Total liabilities	21 910 340	20 682 645
TOTAL EQUITY AND LIABILITIES	42 178 655	40 825 273

General Director__________ Omelchenko S.V. Chief accountant __________ Popkov N.I.

The accompanying notes form an integral part of these consolidated financial statements.

OJSC VolgaTelecom
Non-audited Consolidated Statement of Operations
For 6 months of 2007 and 2006
(RUR thousand)

	6 months of 2007	6 months of 2006
Revenues	14 450 400	11 539 167
Wages, salaries, other benefits and payroll taxes	(4 072 155)	(3 980 953)
Depreciation and amortization	(2 630 478)	(2 055 643)
Materials, repairs and maintenance, utilities	(1 196 979)	(1 192 405)
Taxes other than income tax	(339 628)	(305 252)
Interconnection charges	(1 822 039)	(479 178)
Recovery (provision) for impairment of receivables	47 080	98 910
Gain/(loss) on disposal of property, plant, and equipment	63 953	(56 469)
Other operating expenses, net	(1 658 428)	(1 107 825)
Operating profit	2 841 726	2 460 352
Share of result of associates, net	8 922	2 496
Interest expense, net	(525 314)	(341 885)
Gain/(loss) on sale of subsidiaries, associates and other investments	13 061	1 055
Foreign exchange gain, net	13 963	23 831
Profit before income tax	2 352 358	2 145 849
Income tax expense	(740 208)	(630 067)
Profit (loss) for the reporting period	1 612 150	1 515 782
Profit (loss) attributable to equity holders of the parent	1 588 171	1 482 174
Profit (loss) attributable to minority interests	23 979	33 608
Profit (loss) for the reporting period	1 612 150	1 515 782

General Director__________ Omelchenko S.V. Chief accountant _________ Popkov N.I.

The accompanying notes form an integral part of these consolidated financial statements.

1. General Information

Authorization of Accounts

The non-audited consolidated financial statements of OJSC VolgaTelecom (hereinafter "the Company") and its subsidiaries (jointly - "the Group") were drawn up for 6 months of 2007.

Basis of non-audited consolidated financial statement preparation

OJSC VolgaTelecom IFRS statements for 6 months of year 2007 are presented in balance sheet, statement of operations and also notes to the financial statements. These statements do not contain all IFRS required disclosures; however, its volume is sufficient to have the idea of financial standing and the results of the Company's activities for 6 months of year 2007.

These statements are non-audited consolidated financial statements of OJSC VolgaTelecom. The procedures of audit, review or other similar procedures will not be applied to the statements. At the same time taking into account OJSC VolgaTelecom experience in presenting IFRS statements, the Company believes that the users of the financial statements may rely on them.

These financial statements are drawn up on the basis of the data of accounting and accounting statement maintained and drawn up in accordance with the system of regulation of accounting records as established by the Russian Federation legislation, by additional adjustment and rearrangement of accounting data required for reflection of financial standing and results of operations in accordance with IFRS requirements.

When preparing these non-audited consolidated financial statements OJSC VolgaTelecom carried out smaller volume of procedures than could have been carried out when preparing annual consolidated financial statements. In this connection OJSC VolgaTelecom made assumptions, including - fair value of assets and liabilities of acquired subsidiaries and associates, the cost of obligations for retirement benefit plan, deferred revenue, provisions for impairment of property, plant and equipment, for obsolescence of inventory and for impairment of receivables. Actual values of financial statements for the year ended December 31, 2007 may differ from the values of these financial statements due to the adjustment of information about the assumptions made by the Company and occurrence of other new information.

The content of notes to non-audited consolidated financial statements of OJSC VolgaTelecom does not disclose the entire completeness of the information, the disclosure of which is required to meet IFRS. The content of notes to annual consolidated financial statements of OJSC VolgaTelecom may disclose the information in larger volume than it is disclosed in these non-audited consolidated financial statements of OJSC VolgaTelecom.

(RUR thousand)

2. Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC VolgaTelecom and its subsidiaries, whose main activity is provision of cellular and other telecommunications services. The subsidiaries are listed below:

Subsidiary	Main activity	Ownership, %		Voting shares, %	
		6 months of 2007	2006	6 months of 2007	2006
ZAO Nizhegorodskaya Sotovaya Svyaz (NSS)	Cellular services (GSM-900)	**100**	100	**100**	100
ZAO Tsifrovye Telecommunicatsii	Local telephony services	**100**	100	**100**	100
LLC VyatkaSvyazService	Paging services	-	100	–	–
ZAO Transsvyaz	Local telephony services	**100**	100	**100**	100
OJSC OMRIX	Local telephony services	**74**	74	**74**	74
ZAO Ulyanovsk-GSM	Cellular services (GSM-900)	**60**	60	**60**	60
ZAO Orenburg GSM	Cellular services (GSM-900)	**51**	51	**51**	51
OJSC TATINCOM-T	Cellular services (GSM-900)	**100**	50+1 share	**100**	50+1 share
ZAO Narodnyi Telephone Saratov	Cellular services (CDMA)	**50+1 share**	50+1 share	**50+1 share**	50+1share
ZAO Nizhegorodskyi radiotelephone	Local telephony services	**50**	50	**50**	50
ZAO Chery-Page	Paging services	-	50	-	50
ZAO RTCOM	Cellular services	**100**	100	**100**	100
LLC Nizhegorodskyi Teleservice	Telecommunications services	**100**	100	-	-
ZAO Nizhegorodteleservice	Establishment and operation of integration system	**100**	100	**100**	100
ZAO Penza Mobile	Cellular services	**100**	100	**100**	100
ZAO Chuvashia Mobile	Cellular services	**100**	100	**100**	100
ZAO Saratov Mobile	Cellular services	**100**	100	**100**	100

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company, unless otherwise stated.

On April 13, 2007 the Company acquired additional 33,43% stake in OJSC TATINCOM-T (2 285 783 shares) for 519 764 from OJSC Uralsvyazinform and on April 20, 2007 the Company acquired additional 16,57% stake in OJSC TATINCOM-T (1 133 052 shares) for 327 224 (US$12 700 000) from ZAO "IFC "Solid" (increased its share to 100%).

On April 19, 2007 the Company sold its 100% stake in LLC VyatkaSvyazService for 15 000. In January 2007 in accordance with the decision of the Board of Directors dated 09.08.2005 the Company wrote off the investments into ZAO Chery-Page in the amount of 114 through loss due to the subsidiary's liquidation.

(RUR thousand)

3. Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost in accordance with the exemption provided in IFRS 1.

The Company applied the exemption provided in IFRS 1 allowing for the organization to evaluate property, plant and equipment as of the date of transition to IFRS at fair value and to use this fair value as the actual value of property, plant and equipment.

Management assumes that carrying value of all property, plant and equipment of the Company is approximately comparable with their fair value, however the Company concluded contract № 09-07/2007 dated 06.07.07 with independent appraiser LLC "Spectr Consulting" to confirm this fair value and accordingly the carrying value of property, plant and equipment may be adjusted.

Depreciation is calculated on property, plant and equipment on a straight-line basis. Depreciation period approximately equal to assets estimated useful lives is as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunications equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

To disclose the indicators of consolidated financial statements for 6 months of 2007 property, plant and equipment are categorized as follows:

- Buildings and Constructions;
- Switches and transmission devices;
- Construction in progress and equipment for installation;
- Other property, plant and equipment, which include computers, vehicles and other equipment.

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other property, plant and equipment	Total
Cost					
At December 31, 2006	16 307 587	19 072 957	1 810 817	5 942 026	43 133 387
Additions	-	-	3 170 727	-	3 170 727
Additions due to acquisition of subsidiaries	-	-	-	-	-
Disposals	(38 563)	(127 833)	(129 125)	(62 611)	(358 132)
Disposals due to sale of subsidiaries	-	(12 187)	-	-	(12 187)
Commissioned	331 619	820 119	(1 290 691)	138 953	-
At June 30, 2007	**16 600 643**	**19 753 056**	**3 561 728**	**6 018 368**	**45 933 794**
Accumulated Depreciation					
At December 31, 2006	(2 647 628)	(6 370 697)	-	(2 782 714)	(11 801 039)
Charge for the period	(538 347)	(1 298 755)	-	(499 888)	(2 336 990)
Charge due to acquisition of subsidiaries	-	-	-	-	-
Disposals	20 354	64 488	-	56 271	141 113
Disposals due to sale of subsidiaries	(3 165 621)	(7 604 964)	-	(3 226 331)	(13 996 916)
Book value as of December 31, 2006	**13 659 959**	**12 702 260**	**1 810 817**	**3 159 311**	**31 332 348**
Book value as of June 30, 2007	**13 435 023**	**12 148 091**	**3 561 728**	**2 792 037**	**31 936 878**

(RUR thousand)

4. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2006	870 260	238 026	3 355 447	514 699	4 978 432
Additions		3 960	413 171		417 131
Additions due to acquisition of subsidiaries					
Disposals		(10 343)	(22 872)	(68)	(33 283)
Disposals due to sale of subsidiaries					
At June 30, 2007	870 260	231 643	3 745 746	514 631	5 362 280
Accumulated amortization					
At December 31, 2006	-	(71 600)	(394 361)	(58 282)	(524 243)
Charge for the year		(12 525)	(165 593)	(26 478)	(204 596)
Charge due to acquisition of subsidiaries	-	-	-	-	-
Disposals	-	-	-	33	33
Disposals due to sale of subsidiaries	-	-	-	-	-
At June 30, 2007	-	(84 125)	(559 954)	(84 727)	(728 806)
Book value as of December 31, 2006	870 260	166 426	2 961 086	456 417	4 454 189
Book value as of June 30, 2007	870 260	147 518	3 185 792	429 904	4 633 474

Carrying amount of goodwill was distributed between cash-generating subsidiaries as follows:

	Carrying amount of goodwill	
Subsidiary	6 months of 2007	2006
OJSC TATINCOM-T	323 811	323 811
ZAO RTCOM	33 075	33 075
LLC Nizhegorodskyi teleservice	8 833	8 833
ZAO Penza Mobile	119 226	119 226
ZAO Chuvashia Mobile	222 536	222 536
ZAO Saratov Mobile	161 493	161 493
Other subsidiaries	1286	1286
Total	870 260	870 260

As of June 30, 2007 no impairment of goodwill was identified by the Company.

(RUR thousand)

5. Investments in Associates

Investments in associates at June 30, 2007 and 2006 comprised the following:

Associate	Activity	2007 Voting shares, %	2007 Carrying value	2006 Voting shares, %	2006 Carrying value
ZAO Samara Telecom	Local telephony services	**28%**	**117 450**	28%	109 073
ZAO "ACB C-Bank"	Banking services	**42%**	**20 575**	42%	20 030
TOTAL			**138 025**		129 103

All the above companies are Russian legal entities registered in accordance with Russian Federation legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of June 30, 2007 and 2006:

	6 months of 2007	2006
Investments in associates at January 1	**129 103**	119 980
Share of income net of income tax, and of dividends received	**8 922**	109 023
Reclassifications of financial investments	-	(99 900)
Sale of associates	-	-
Depreciation of financial investments recognized in current year	-	-
Investments in associates at June 30	**138 025**	129 103

The carrying values of investments in associates presented in these consolidated financial statements is equivalent to the Company's share in the net assets of the associates.

The following table illustrates summarized financial information of the associates:

Associate	Voting shares, %	Assets	Liabilities	Revenues	Net income loss
2007					
ZAO Samara Telecom	**28%**	**492 238**	**(69 756)**	**156 642**	**30 136**
ZAO "ACB C-Bank"	**42%**	**316 345**	**(267 040)**	**8 646**	**1 767**
2006					
ZAO Samara Telecom	28%	462 964	(70 617)	259 529	43 695
ZAO "ACB C-Bank"	42%	250 293	(202 755)	10 949	1 581

(RUR thousand)

6. Long-term investments, net

Company	6 months of 2007 Ownership interest	6 months of 2007 Fair value	2006 Ownership interest	2006 Fair value
Long-term investments				
OJSC "Svyazintech"	13%	14 880	13%	14 88
ZAO RusleasingPoint	7,3%	12 293	7,3%	12 29
OJSC "AlfaBank" promissory notes	-	2 583	-	2 58
OJSC "Svyaz-bank"	0,05%	3 987	0,05%	3 98
OJSC "Sberbank RF"	0,0003%	6 004	0,0003%	5 43
ZAO TeleRoss-Samara	10,0%	990	10,0%	99
ZAO Reg-time	17,0%	570	17,0%	57
OJSC NTK "Zvezda"	1,668%	47 682	1,668%	47 68
Other		2 299		2 31
Impairment provision		(62 507)		(62 50
Total investment available-for-sale		28 781		28

The Company's management believes that the carrying amounts of these investments approximate their fair values.

7. Long-term Accounts Receivable and Other Assets

As of June 30, 2007 and December 31, 2006 long-term accounts receivable and other assets comprised the following:

	6 months of 2007	2006
Long-term accounts receivable	3 106	4 450
Long-term loans given	10 896	12 391
Long-term VAT recoverable	-	18 221
Total	14 002	35 062

8. Long-Term Advances Given

As of June 30, 2007 and December 31, 2006 long-term advances given to suppliers of equipment comprised the following:

	6 months of 2007	2006
Advances given for capital construction	800 112	366 240
Acquisition and implementation of Oracle E-Business Suite software	13 158	106 877
Acquisition and implementation of Amdocs Billing Suite software	-	44 538
Total	813 270	517 655

(RUR thousand)

9. Inventories

Inventories at June 30, 2007 and December 31, 2006 comprised the following:

	6 months of 2007	2006
Cable, materials and spare parts for telecommunications equipment	228 230	206 477
Construction materials, fuels and instruments	76 005	66 290
Finished goods and goods for resale	58 945	60 175
Other inventories	192 756	203 325
Provision for inventory obsolescence	-	(342)
Total	555 936	535 925

In 2007 gain from recovery of Inventory obsolescence provision amounted to 342 (2006 – gain in amount 2 532) is included as "Other operating revenue (expenses)".

10. Accounts receivable

Accounts receivable at June 30, 2007 and December 31, 2006 comprised the following:

	6 months of 2007	2006
Trade receivables – telecommunication services	2 999 948	2 708 442
Provision for impairment of receivables	(774 787)	(836 142)
Total	2 225 161	1 872 300

Accounts receivable for telecommunication services detailed by major customer groups are as follows:

	6 months of 2007	2006
Residential customers	1 154 332	930 029
Corporate customers	1 313 591	1 185 864
Government customers	202 264	116 513
Tariff compensation from the state budget	329 761	476 036
Total	2 999 948	2 708 442

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made. In several cases the Company levied fines for delay in payment and reimbursed debt through court of arbitration decisions.

As of June 30, 2007 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 11% of total accounts receivable (2006 - 18%).

(RUR thousand)

10. Accounts receivable (continued)

The following summarizes the changes in the provision for impairment of trade and other receivables:

	6 months of 2007	2006
Balance at January 1	836 142	1 225 044
Provision for the year	(47 080)	(320 540)
Trade receivables write-off	(14 275)	(71 419)
Provision of subsidiaries acquired	-	3 057
Balance at June 30	774 787	836 142

The net gain on recovery of provision for impairment for 2007 in the amount of 47 080 (2006 – gain in amount of 320 540) was recognized in line Provision for impairment of receivables in the Consolidated Statement of Operations.

11. Other Current Assets

As of June 30, 2007 and December 31, 2006 other current assets comprised the following:

	6 months of 2007	2006
VAT receivable	384 125	443 008
Accounts receivable for non-core activities	170 367	163 685
Deferred expenses	121 675	139 263
Prepayments and advance payments	311 234	160 619
Other prepaid taxes	14 715	21 486
Settlements with personnel	15 700	11 805
Short-term loans given	1 486	955
Other current assets	183 662	158 475
Total	1 202 964	1 099 296

12. Cash and Cash Equivalents

As of June 30, 2007 and December 31, 2006 cash and cash equivalents comprised the following:

	6 months of 2007	2006
Cash at bank and on hand	334 842	461 417
Short-term deposits	130 404	-
Total	465 246	461 417

Short-term deposits vary in time period for 6 months depending on current demand for cash and produce interest yield at effective interest rates. Effective interest rate varies from 0,5% to 8% per annum.

13. Share capital

The total number of outstanding shares comprises:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2005	327 953	1 639 765	3 853 690
Preferred shares	81 983	409 917	963 366
Ordinary shares	245 970	1 229 848	2 890 324
As at December 31, 2006	327 953	1 639 765	3 853 690
Preferred shares	81 983	409 917	963 366
Ordinary shares	245 970	1 229 848	2 890 324
As at June 30, 2007	327 953	1 639 765	3 853 690

All shares have a par value of RUR 5 per a share. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003.
The ordinary shareholders are entitled to one vote per a share.

14. Borrowings

As of June 30, 2007 and December 31, 2006 short-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	6 months of 2007	2006
Short-term loans and borrowings				
Bank loans:				
Bank loans (RUR)	8+Euribor, 9-25%	2007-2008	1 111 701	1 493 960
Bank loans (US$)	3,25+Euribor , 5%	2007	99	-
Bank loans (Euro)	3,25+Euribor 6,5%	2007	1 720	18 283
Total bank loans			1 113 520	1 512 243
Accrued interest on bonds (RUR)	8,5-8,641%	2007	62 895	55 969
Vendor financing:				
Vendor financing (RUR)	3,9-12.24%	2007	11	283
Vendor financing (US$)	10.2%	2007	73	104
Vendor financing (Euro)			-	-
Vendor financing (Japanese yen)			-	-
Total vendor financing			84	387
Promissory notes (US$)	8,59%	2007	5 342	14 108
Total short-term loans and borrowings			1 181 841	1 582 707

(RUR thousand)

As of June 30, 2007 and December 31, 2006 long-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	6 months of 2007	2006
Long-term borrowings				
Bank loans:				
Bank loans (RUR)	0,5-12,24%	2008-2011	1 407 406	637 972
Bank loans (US$)	Libor+3,25%5 -9,06%	2008-2009	357 082	142 372
Bank loans (Euro)	Libor+3,25%6 ,5%	2008-2011	219 892	200 003
Total bank loans			1 984 380	980 347
Bonds (RUR)	8,5-8,64%	2008-2013	8 240 214	8 262 264
Vendor financing:				
Vendor financing (RUR)	3,9-12,24%	2009	55 811	95 129
Vendor financing (US$)	3 months' Libor, 5-9,23%	2008-2009	391 778	307 774
Vendor financing (Euro)	6,37%	2008	78 739	165 933
Total vendor financing			526 328	568 836
Promissory notes (US$)	8,59%	2008-2009	355 821	393 570
Less: Current portion of long-term loans and borrowings			(656 759)	(707 181)
Total long-term loans and borrowings			10 449 983	9 497 836

As of June 30, 2007 and 2006 the Company's borrowings are denominated in the following currencies:

	6 months of 2007	2006
Russian rubles	11 239 200	10 953 255
Euro	300 351	384 219
US$	749 032	450 250
Total	12 288 583	11 787 724

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

15. Accounts payable and accrued liabilities

As of June 30, 2007 and December 31, 2006 the Company's accounts payable and other current liabilities comprised the following:

	6 months of 2007	2006
Trade accounts payable for capital construction	1 321 858	1 393 812
Advances received from subscribers	423 783	473 331
Accounts payable for core activity	1 071 154	1 008 794
Salaries and wages	911 540	819 400
Other accounts payable	267 319	275 380
Total	3 995 654	3 970 717

(RUR thousand)

16. Taxes Payable

As of June 30, 2007 and December 31, 2006 taxes payable comprised the following:

	6 months of 2007	2006
Value-added tax	104 095	119 886
Property tax	151 104	131 828
Personal income tax	51 724	14 363
Unified social tax	95 416	47 594
Other taxes	8 886	8 328
Total	411 225	321 999

17. Revenues

Revenue types	6 months of 2007	6 months of 2006
Local telephony calls	5 530 079	5 212 912
Intra-region telephony calls	2 319 371	1 338 310
Cellular services	1 966 670	1 659 719
Connection and traffic transit services	2 245 999	1 598 937
Radio and TV broadcasting	298 899	278 067
Rent of telephone channels	300 693	323 976
Data transfer and telematic services	1 470 831	991 636
Other telecommunications services	136 117	13 129
Other revenues	181 741	122 481
Total	14 450 400	11 539 167

(RUR thousand)

18. Other Operating Expenses

	6 months of 2007	6 months of 2006
Lease of premises	**(230 735)**	(147 965)
Agency fees	**(218 614)**	(142 645)
Fire and other security services	**(161 227)**	(134 366)
Universal service fund payments	**(133 184)**	(66 659)
Non-commercial partnership expenses	**(110 858)**	(70 506)
Advertising expenses	**(123 832)**	(101 769)
Audit and consulting fees	**(85 991)**	(94 055)
Prime cost of sold goods	**(133 066)**	(61 848)
Insurance	**(35 395)**	(33 694)
Business travel expenses and representation costs	**(48 695)**	(42 068)
Charitable contributions	**(58 294)**	(53 095)
Education expenses	**(32 470)**	(30 039)
Tax fines and penalties	**(274)**	(953)
Transportation services	**(12 895)**	(13 871)
Postal services	**(9 336)**	(18 667)
Other expenses	**(263 562)**	(95 625)
Total	**(1 658 428)**	(1 107 825)

Other expenses include expenses related to fines and penalties, social expenditure, billing and cash collection services and other operating expenses.

19. Interest Expense, net

	6 months of 2007	6 months of 2006
Interest income	**7 934**	15 236
Interest expense on loans	**(418 899)**	(249 395)
Interest expense accrued on finance leases	**(114 349)**	(107 726)
Total	**(525 314)**	(341 885)

1283-2(b)

RECEIVED
2007 OCT 19 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company VolgaTelecom,

As of: September 21, 2007.

The issuer's code: 00137-A

General Director
S.V.Omelchenko

Changes that occurred in the list of affiliated persons.

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*11.04.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or a place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Affiliated person's equity share in the authorized capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"	*Internatsionalnaya street 74, Barnaul town, 656049*	*The person belongs to the group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
Polivkin Fedor Pavlovich	*Barnaul town*		*31.03.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---
---	---	---	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
2.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*19.04.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "IK "Svyaz"	*Lenin street 60, Syktyvkar town, Komi Republic*	*The person belongs to the group of persons to which the joint-stock company belongs*	*01.10.2004*	---	---
Agalakov Alexander Yurievich	*Syktyvkar town*		*31.03.2007*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---
---	---	---	---	---	--

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
3.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*20.04.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "TO Aktsept"	*Kommunarov street 235, Krasnodar city, 350020*	*The person belongs to the group of persons to which the joint-stock company belongs*	*30.09.2004*	---	---
Lukashev Dmitry Gennadievich	*Krasnodar city*		*31.03.2007*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	—	—	---	---	---
---	—	—	---	---	---

2. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company TRC "Photon"	*Zheleznodorozhnaya street 30, Krasnodar city, 350001*	*The person belongs to the group of persons to which the joint-stock company belongs*	*01.10.2004*	---	---
Bogachev Alexander Nikolaevich	*Krasnodar city*		*31.03.2007*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	—	---	---	---
---	—	—	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
4.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*04.06.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telephone company – Ural"	*Tekhnicheskaya street 18 6, Yekaterinburg city, 620090*	*The person belongs to the group of persons to which the joint-stock company belongs*	*31.03.2005*	---	---
Trefilov Sergey Leonidovich	*Ekaterinburg city*		*31.03.2007*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	—	—	---	---	---
---	---	---	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
5.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	02.04.2007	21.09.2007

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Nikulin Anatolyi Ivanovich	*Novosibirsk city*	*The person belongs to the group of persons to which the joint-stock company belongs*	05.03.2005	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	—	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
6.	*The person is affiliated due to joining the group of persons to which the Company belongs*	02.04.2007	21.09.2007

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Isaev Alexander Ivanovich	*Novosibirsk city*	*The person belongs to the group of persons to which the joint-stock company belongs*	02.04.2007	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
7.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	12.04.2007	21.09.2007

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Nikolaev Nikolai Vasilievich	*Yakutsk town*	*The person belongs to the group of persons to which the joint-stock company belongs*	31.03.2007	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
8.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*12.04.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
—	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Voloshin Konstantin Gennadievich	*Yakutsk town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*12.04.2007*	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
9.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*27.04.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Sokolchik Alexander Georgievich	*Krasnodar city*	*The person belongs to the group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
—	---	---	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
10.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*27.04.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
–	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Kurochkin Valeryi Petrovich	*Krasnodar city*	*The person belongs to the group of persons to which the joint-stock company belongs*	*27.04.2007*	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
11.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*10.05.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Petrov Vladimir Alexandrovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
12.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*10.05.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Sushilin Georgyi Mikhailovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*10.05.2007*	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
13.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*12.05.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Polosukhin Nikolai Alexandrovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
14.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*12.05.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
----	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Drynkin Gennady Sergeevich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*29.06.2007*	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
15.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*25.05.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Alexeev Anton Alexeevich	*Saint-Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*28.09.2006*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
—	---	---	--	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
16.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*25.05.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Kolpakov Anton Yurievich	*Vladivostok city*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.05.2007*	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
17.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*08.06.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Martirosyan Vaagn Artavazdovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*18.06.2005*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Pridantsev Sergey Vladimirovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.01.2006*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
18.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*08.06.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Kozelskyi Vyacheslav Evgenievich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*08.06.2007*	---	---

2. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Martirosyan Vaagn Artavazdovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*08.06.2007*	---	---

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
19.	*Change of location of the Company's affiliated person*	*30.06.2007*	*21.09.2007*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Giprosvyaz-Siberia"	*Gorky street 53, Novosibirsk city, 630099*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.01.2004*	---	---

Content of data on affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Giprosvyaz-Siberia"	*Vystavochnaya street, 15/3 Novosibirsk city, 630078*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.01.2004*	---	---

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company VolgaTelecom,

As of September 5, 2007.

The issuer's code: 00137-A

Acting General Director
Ershov O.V.

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород
ВолгаТелеком

Changes that occurred in the list of affiliated persons.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*Reorganization of the Company's affiliated person in the form of transformation with the change of form of incorporation*	*30.08.2007*	*05.09.2007*

Content of data about affiliated person prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint stock company	The share of ordinary stock of the joint stock company that belongs to affiliated person
2	3	4	5	6	7
Closed Joint Stock Company Nizhegorodteleservice	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, RF*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity*	*26.02.1997*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company NIZHEGORODTELESERVICE	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, RF*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity*	*26.02.1997*	---	---

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company VolgaTelecom

As of: August 14, 2007.

The issuer's code: 00137-A

Deputy to the General Director of the joint-stock company for corporate development
Kostin D.B.

Changes that occurred in the list of affiliated persons.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*The person ceased to be the Company's affiliated person due to its liquidation.*	*10.08.2007*	*14.08.2007*

Content of data about affiliated person prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Closed Joint Stock Company Digital Telecommunications	*Shumilov street 20, Cheboksary town, 428031*	*The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
2.	*The person ceased to be the Company's affiliated person due to termination of participation in the group of persons*	*10.08.2007*	*14.08.2007*

Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Gorshenin Vladimir Vladimirovich	*Cheboksary town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*16.01.2002*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

12§3-2(b)

RECEIVED
2007 OCT 19 A 8:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company VolgaTelecom,

As of: August 01, 2007

The issuer's code: 00137-A

Deputy to the General Director of the joint-stock company for corporate development
D. Kostin

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Changes occurred in the list of affiliated persons/entities.

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Termination of powers of the Company's Management board members, formation of a new composition of Management board by virtue of the Board of directors' decision.*	*01.08.2007*	*01.08.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an affiliated entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person /an entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Share of participation of affiliated person/entity in the charter capital of the joint-stock company	The share of the joint-stock company's ordinary stock belonging to affiliated person/entity
2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*01.08.2007*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*01.08.2007*	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	Nizhny Novgorod city	The person is a member of the joint-stock company's collegial executive body	01.08.2007	—	—

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Ershov Oleg Vladimirovich	Nizhny Novgorod city	The person is a member of the joint-stock company's collegial executive body	31.07.2006	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ershov Oleg Vladimirovich	Nizhny Novgorod city	The person is a member of the joint-stock company's collegial executive body	01.08.2007	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Ketkov Alexander Yulievich	Nizhny Novgorod city	The person is a member of the joint-stock company's collegial executive body	31.07.2006	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ketkov Alexander Yulievich	Nizhny Novgorod city	The person is a member of the joint-stock company's collegial executive body	01.08.2007	---	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kostin Denis Borisovich	Moscow city	The person is a member of the joint-stock company's collegial executive body	30.03.2007	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kostin Denis Borisovich	Moscow city	The person is a member of the joint-stock company's collegial executive body	01.08.2007	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4			

Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*01.08.2007*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the joint-stock company's collegial executive body*	*01.08.2007*	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Ulyanov Vladimir Vasilievich	*Viksa town of Nizhny Novgorod oblast*	*The person is a member of the joint-stock company's collegial executive body*	*22.12.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ulyanov Vladimir Vasilievich	*Viksa town of Nizhny Novgorod oblast*	*The person is a member of the joint-stock company's collegial executive body*	*01.08.2007*	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Shaginov Yuri Alexandrovich	*Leningrad oblast*	*The person is a member of the joint-stock company's collegial executive body*	*01.08.2007*	---	---

1283-2(b)

RECEIVED
2007 OCT 19 A 8:-4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

as of: July 19, 2007.

The issuer's code: 00137-A

Acting General Director
O.V.Ershov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Changes occurred in the list of affiliated persons/entities.

No	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be the Company's affiliated entity due to its exclusion from the Uniform State Register of Legal Entities*	*11.08.2006*	*19.07.2007*

Content of data about affiliated person/entity prior to the change:

Full brand name of an affiliated entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person /an entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person/entity in the charter capital of the joint- stock company	The share of the joint-stock company's ordinary stock belonging to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Ericsson Svyaz"	*37 Gagarin prospect, Nizhny Novgorod city, 603009*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*25.05.1998*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

1283-2(b)

RECEIVED
2007 OCT 19 A 8:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company VolgaTelecom,

As of: June 25, 2007.

The issuer's code: 00137-A

Deputy to the General Director of the joint-stock company for corporate development
Kostin D.B.

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Termination of authorities of the members of the Company's Board of directors, election of the new composition of the Board of directors based on the resolution of general meeting of shareholders.*	22.06.2007	25.06.2007

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Andreev Vladimir Alexandrovich	*Samara city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Andreev Vladimir Alexandrovich	*Samara city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Bulancha Sergey Anatolievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bilibin Yuri Alexandrovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Gavrilenko Anatolyi Anatolievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	*0,00061%*	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	*0,00061%*	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Enin Evgenyi Petrovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Enin Evgenyi Petrovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Zhelonkin Vladimir Borisovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Morozov Andrey Vladimirovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

11. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

12. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Savchenko Victor Dmitrievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Savchenko Victor Dmitrievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

13. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

14. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Chernogorodskyi Sergey Valerievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

1283-2(b)

THE LIST OF AFFILIATED PERSONS AND ENTITIES
OF OPEN JOINT STOCK COMPANY
VOLGATELECOM

The issuer's code: 0 0 1 3 7 – A

As of 30 06 2007

The issuer's location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with the Russian Federation legislation on securities

The address of the web site in the Internet: http://www.vt.ru

Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom corporate development	(signature) LS	D.B. Kostin
Date "04" July 2007		

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. Affiliated persons and entities as of 30 06 2007

№	Full brand name (name of non-profit organization) of an affiliated entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the authorized capital of the joint-stock company,%	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity ,%
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Nizhny Novgorod city***	***The person exercises the authority of the single executive body of the joint-stock company***	***27.04.2007***	---	---
			The person is a member of the collegiate executive body of the joint-stock company	***31.07.2006***		
			The person is a member of the Board of directors (supervisory council) of the joint-stock company	***22.06.2007***		
			The person belongs to the group of entities to which the joint-stock company	***27.04.2007***		

			belongs			
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** ***The person belongs to the group of entities to which the joint-stock company belongs***	***22.06.2007*** ***2002***	---	---
3.	***Bilibin Yuri Alexandrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
4.	***Gavrilenko Anatolyi Anatolievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***		
5.	***Grigorieva Alla Borisovna***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	***0,00061%***	---
6.	***Degtyarev Valeryi Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
7.	***Enin Evgenyi Petrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
8.	***Zhelonkin Vladimir Borisovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***		
9.	***Kuznetsov Sergey Ivanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
10.	***Savchenko Victor Dmitrievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the***	***22.06.2007***	---	---

			joint-stock company			
11.	***Fedorov Oleg Romanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
12.	***Astakhova Svetlana Leonidovna***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
13.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
14.	***Ershov Oleg Vladimirovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
15.	***Ketkov Alexander Yulievich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
16.	***Kostin Denis Borisovich***	***Moscow***	***The person is a member of the collegiate executive body of the joint-stock company***	***30.03.2007***	---	---
17.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
18.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
19.	***Ulyanov Vladimir Vasilievich***	***Nizhny Novgorod oblast, Vyksa town***	***The person is a member of the collegiate executive body of the joint-stock company***	***22.12.2006***	---	---
20.	***Open Joint Stock Company "Investment communication company"***	***Building 2, Pluyshchikha street 55, Moscow***	***The entity is entitled to dispose of more than 20% of the Company's voting shares***	***10.10.1995***	***38,003539%***	***50,670388%***

			The entity belongs to the same group of entities to which the joint-stock company belongs			
21.	***Closed Joint Stock Company "Commercial bank "C – Bank"***	***Lenin street 6, Izhevsk city, 426057***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	***0,001439%***	***0,001919%***
22.	***Closed Joint Stock Company "Narodnyi telephone Saratov"***	***Kiselev street 40, Saratov city, 410600***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
23.	***Closed Joint Stock Company "Nizhegorodskaya sotovaya svyaz"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***30.03.1995***	---	---
24.	***Closed Joint Stock Company "Nizhegorodskyi radiophone"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***26.08.1999***	---	---
25.	***Closed Joint Stock Company "Nizhegorodteleservice"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments,***	***26.02.1997***	---	---

			shares) making up the authorized (reserve) capital of this entity			
26.	***Closed Joint Stock Company "Orenburg – GSM"***	***Volodarsky street 11, Orenburg city, 460000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
27.	***Closed Joint Stock Company "Penza Mobile"***	***Kuprin street 1/3, Penza city, 440606, RF***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
28.	***Closed Joint Stock Company "Samara – Telecom"***	***Polevaya street 43, Samara city, 443001***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
29.	***Closed Joint Stock Company "Saratov – Mobile"***	***Kiselev street 40, Saratov city, 410012, RF***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
30.	***Closed Joint Stock Company "Transsviyaz"***	***Chaadaev street 2, Nizhny Novgorod city, 603035***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***03.06.1997***	---	---

31.	***Closed Joint Stock Company "Ulyanovsk – GSM"***	***Goncharov street 52, Ulyanovsk city, 432063***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
32.	***Closed Joint Stock Company "Chuvashia Mobile"***	***K.Ivanov street 83, Cheboksary town, 428018, Chuvash Republic, RF***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
33.	***Limited Liability Company "Agrofirm "REANTA"***	***Chavaina boulevard 11 a, Ioshkar Ola town, 424000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
34.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***Tereshkova street 10, Orenburg city, 460018***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Open Joint Stock Company "TATINCOM – T"***	***Lomzhinskaya street 20 A, Kazan city, The Republic of Tatarstan, 420140***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity***	***13.10.2003***	---	---
36.	***Closed Joint Stock Company "Ericsson svyaz"***	***Gagarin avenue 37, Nizhny Novgorod city, 603009***	***The joint-stock company is entitled to dispose of more than 20% of the total***	***25.05.1998***	---	---

			number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity			
37.	*Closed Joint Stock Company "Digital telecommunications"*	*Shumilov street 20, Cheboksary town, 428031*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity*	*01.12.2002*	---	---
38.	*Closed Joint Stock Company "RTCOM"*	*Kosarev street 15, Saransk town, 430031*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the authorized capital of this entity*	*09.03.2005*	---	---
39.	*Limited Liability Company "Nizhegorodskyi Teleservice"*	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity*	*13.07.2005*	---	---
40.	*Limited Liability Company "Volga-Finance"*	*Lesnaya street 8, Nizhny Novgorod city, 603053*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.08.2005*	---	---
41.	*State educational institution the Volga State Academy of Telecommunications and IT of Samara city*	*Samara city*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*22.06.2004*	---	---
42.	*Open Joint Stock Company of DLD&ILD "Rostelecom"*	*Dostoevsky street 15, Saint Petersburg, 191002, RF*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
43.	*Open Joint Stock Company "Central Telecommunication*	*Proletarskaya street 23, Khimki town, Moscow's*	*The entity belongs to the group of entities to which*	*10.10.1995*	---	---

	Company"	*oblast, 141400*	*the joint-stock company belongs*			
44.	*Open Joint Stock Company "North - Western Telecom"*	*Gorokhovaya street 14/26, St.Petersburg, 191186*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
45.	*Open Joint Stock Company "Southern Telecommunication Company"*	*Karasunskaya street 66, Krasnodar city, 350000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
46.	*Open Joint Stock Company "Uralsvyazinform"*	*Moskovskaya street 11, Yekaterinburg city, Russia, 620014*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
47.	*Open Joint Stock Company "SibirTelecom"*	*M.Gorky street 53, Novosibirsk city, 630099*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
48.	*Open Joint Stock Company "Dalnevostochnaya Communication Company" ("Dalsvyaz")*	*Svetlanskaya street 57, Vladivostok city, 690950*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
49.	*Open Joint Stock Company of communications and IT of the Republic of Dagestan*	*Rasul Gamzatov avenue 3, Makhachkala town, 367000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
50.	*Closed Joint Stock Company "Mobile telecommunications"*	*Building 2, Pluyshchikha street 55, Moscow, RF, 119121*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.09.1998*	---	---
51.	*Open Joint Stock Company "Central Telegraph"*	*Tverskaya street 7, Moscow, RF, 125375*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
52.	*Open Joint Stock Company "Giprosvyaz"*	*3-rd Khoroshevskaya street 11, Moscow, 123298*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
53.	*Limited Liability Company Private security business "Rostelecom-bezopasnost"*	*Building 2, Deguninskaya street 2, Moscow, 127486*	*The entity belongs to the group of entities to which the joint-stock company*	*29.07.2002*	---	---

			belongs			
54.	***Closed Joint Stock Company "Startcom"***	***2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow, 117909***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***20.08.1998***	---	---
55.	***Closed joint Stock Company "FK-Svyaz"***	***Volgogradskyi avenue 14, Moscow, 109316***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***15.07.1998***	***0,000974%***	***0,001299%***
56.	***Open Joint Stock Company "Kostromskaya gorodskaya telephone network"***	***Gagarin street 6, Kostroma town, 156026***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	***0,000305%***	***0,000407%***
57.	***Open Joint Stock Company "Moskovskaya gorodskaya telephone network"***	***Building 3, Petrovskyi boulevard 12, Moscow, 103051***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
58.	***Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"***	***Pavel Korchagin street 2, Moscow, 129278***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
59.	***Subsidiary closed joint stock company "Armavirskyi plant of communications"***	***Urupskaya street 1-a, Armavir town, Krasnodar Territory, 352903***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.03.1999***	---	---
60.	***Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"***	***Internatsionalnaya street 74, Barnaul town, 656049***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
61.	***Closed Joint Stock Company "Altel"***	***Lenin avenue 54 B, Barnaul town, 656099***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
62.	***Closed Joint Stock Company "Baikalvestcom"***	***2-nd Zheleznodorozhnaya street 68, Irkutsk city, 664005***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
63.	***Closed Joint Stock Company "Vestelcom"***	***Sushchevskyi val street 26, Moscow, 127018***	***The entity belongs to the group of entities to which the joint-stock company***	***10.10.2002***	---	---

			belongs			
64.	***Closed Joint Stock Company "Vladimir – Teleservice"***	***Gorokhovaya street 20, Vladimir city, 600017***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
65.	***Closed Joint Stock Company "Globalstar Space telecommunications"***	***Building 2, Dubovaya Roshcha street 25, Moscow, 147427,***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***20.09.1996***	---	---
66.	***Closed Joint Stock Company "Yeniseitelecom"***	***Kachinskaya street 20, Krasnoyarsk city, 660020***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
67.	***Limited Liability Company "Novgorod Datacom"***	***Industrialnaya street 22, Pankovka, Velikiy Novgorod town, 173526***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***15.06.2005***	---	---
68.	***Limited Liability Company "Permtelecom"***	***Podlesnaya street 45, Perm city, 614000***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
69.	***Closed Joint Stock Company "Rostelegraph"***	***Tverskaya street 7, Moscow, 103375***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
70.	***Closed Joint Stock Company "RTK-Center"***	***Kalanchevskaya street 15 a, Moscow, 107078***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***14.05.1997***	---	---
71.	***Open Joint Stock Company "NGTS-Page"***	***Vystavochnaya street 15/3, Novosibirsk city, 630078***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	---
72.	***Open Joint Stock Company "Regional information networks"***	***Trudovaya street 1, Novosibirsk city, 630099***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	---
73.	***Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov***	***October Revolution avenue 10/12, Stavropol city, 355035***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---

74.	*Closed Joint Stock Company "Telecom" of Ryazan oblast*	*Svobody street 36, Ryazan town, 390006*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
75.	*Closed Joint Stock Company "AMT"*	*Room 235, B.Morskaya street 24, Saint-Petersburg, 191186*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.12.2001*	---	---
76.	*Limited Liability Company "Bona"*	*Troitskyi avenue 45, Arkhangelsk town, 163061*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
77.	*Limited Liability Company "Vladimirskyi payphone"*	*Stroiteley avenue 32 a, Vladimir town, 620014*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
78.	*Limited Liability Company "MobilCom"*	*Mira street 17, Vladimir town, 600017*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
79.	*Closed Joint Stock Company "Teleport Ivanovo"*	*Tashkentskaya street 90, Ivanovo town, 153032*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*27.06.2005*	---	---
80.	*Limited Liability Company "Telecom-Stroi"*	*3-rd Balinskaya 9A, Ivanovo town, 153521*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
81.	*Limited Liability Company "Telecom-Terminal"*	*Lenin avenue 13, Ivanovo town, 153000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
82.	*Limited Liability Company "Ural Inform TV"*	*Krupskaya street 2, Perm city, 614060*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
83.	*Limited Liability Company "Factorial-99"*	*Bratskyi pereulok 47, Rostov-on-Don city, 344082*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*06.11.1997*	---	---
84.	*Non-commercial partnership*	*Building 2, Pluyshchikha*	*The entity belongs to the*			

	"Center of investigation of telecommunications development problems"	*street 55, Moscow, 119121*	*group of entities to which the joint-stock company belongs*	*2002*	---	---
85.	*Limited Liability Company "Artelecom-service"*	*Priorov proezd 4, Arkhangelsk town , 163071*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
86.	*Limited Liability Company "Svyaz-Service-Irga"*	*Esenin street 21, Ryazan town, RF, 390046*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
87.	*Limited Liability Company Private security business "Zashchita"*	*Sovetskaya street 47/1, Volgograd city, 400005*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.2002*	---	---
88.	*Limited Liability Company "Intmashservice"*	*Golubinskaya street 8, Volgograd city, 400131*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*23.04.1997*	---	---
89.	*Closed Joint Stock Company "Tsentel"*	*Tverskaya street 7, Moscow, 125375*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.03.1998*	---	---
90.	*Closed Joint Stock Company "Open communications"*	*Tverskaya street 7, Moscow, 125375*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*07.08.2000*	---	---
91.	*Closed Joint Stock Company "Incom"*	*Building 3, Zubovskyi boulevard 27/26, Moscow, 121021*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
92.	*Closed Joint Stock Company "Moscow's center of new technologies and telecommunications"*	*Arbat street 46, Moscow, 121002*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*09.10.2002*	---	---
93.	*Limited Liability Company "Holiday hotel "Malakhit"*	*Shcherbak street 15, Yalta town, Autonomous republic of Crimea, Ukraine, 334200*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
94.	*Limited Liability Company "South-Giprosvyaz"*	*Gagarin street 67, Krasnodar city, 350062*	*The entity belongs to the group of entities to which*	*24.12.2002*	---	---

			the joint-stock company belongs			
95.	*Limited Liability Company "SvyazProektService"*	*3-rd Khoroshevskaya street 11, Moscow, 123298*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*19.04.1999*	---	---
96.	*Limited Liability Company "Giprosvyaz-Consulting"*	*3-rd Khoroshevskaya street 11, Moscow, 123298*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.1999*	---	---
97.	*Closed Joint Stock Company "CenterTelecom Service"*	*Room 101, Proletarskaya street 23, Khimki town, Moscow oblast, 141400*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.04.2003*	---	---
98.	*Open Joint Stock Company "Russian telecommunications network"*	*Maroseika street 2/15, Moscow, 101000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*02.03.2004*	---	---
99.	*Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"*	*Sukhe-Bator street 7, Ulan-Ude town, 670000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2004*	---	---
100.	*Open Joint Stock Company "Health complex "Orbita"*	*Village Olginka, Tuapse district, Krasnodar territory, 352840*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*18.12.2000*	---	---
101.	*Limited Liability Company "RSU-Telecom"*	*Letter Б, building 2, Stachek boulevard 18, Saint-Petersburg, 198095*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.11.2003*	---	---
102.	*Limited Liability Company "RPK Svyazist"*	*Settlement Petrovskoe, Priozernyi district, Lenindgadskaya oblast*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.11.2003*	---	---
103.	*Closed Joint Stock Company "IK "Svyaz"*	*Lenin street 60, Syktyvkar town, Komi Republic*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.10.2004*	---	---
104.	*Limited Liability Company "Giprosvyaz-Siberia"*	*Gorky street 53, Novosibirsk city, 630099*	*The entity belongs to the group of entities to which the joint-stock company*	*26.01.2004*	---	---

			belongs			
105.	***Limited Liability Company "STC-Finance"***	***Karasunskaya street 66, Krasnodar city, 350000***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***19.03.2003***	---	---
106.	***Closed Joint Stock Company "Chita NET"***	***Tchaikovsky street 22, Chita town, 672090***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***25.08.2004***	---	---
107.	***Limited Liability Company "TO Aktsept"***	***Kommunarov street 235, Krasnodar city, 350020***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2004***	---	---
108.	***Limited Liability Company "Twer-Telecom"***	***Novotorzhskaya street 24, Twer town, 170000***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.12.2004***	---	---
109.	***Limited Liability Company "NWT-Finance"***	***Office 422, Bolshaya Morskaya street 26, Saint-Petersburg, 191186***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.10.2004***	---	---
110.	***Closed Joint Stock Company TRC "Photon"***	***Zheleznodorozhnaya street 30, Krasnodar city, 350001***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
111.	***Closed Joint Stock Company "Telephone company – Ural"***	***Tekhnicheskaya street 18 6, Yekaterinburg city, 620090***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.03.2005***	---	---
112.	***Limited Liability Company "Giprosvyaz – North-West"***	***Konstantinovskyi avenue 11 a, Saint Petersburg, 197110***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.02.2005***	---	---
113.	***Limited Liability Company "Wireless information technologies"***	***Lenin street 220, Yuzhno-Sakhalinsk town***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
114.	***Closed Joint Stock Company "Integrator. Ru"***	***Svetlanskaya street 57, Vladivostok city, 690950***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---

115.	*Open Joint Stock Company "Information technologies of communications" ("Svyazintek")*	*Building 2, Pluyshchikha street 55, Moscow, 119121*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---
116.	*Open Joint Stock Company "National payphone network"*	*Building 22, Pluyshchikha street 55, Moscow, 119121*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2005*	---	---
117.	*Closed Joint Stock Company "Sakhalinugol-Telecom"*	*Karl Marx street 32, Yuzhno-Sakhalinsk town, 693000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2005*	---	---
118.	*Closed Joint Stock Company "ATC"*	*Novotorzhskaya street 22 a, Twer town, 170000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2005*	---	---
119.	*Closed Joint Stock Company "Yugsvyazstroi"*	*Aivazovsky street 110/1, Krasnodar city, 350040*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.01.2001*	---	---
120.	*Open Joint Stock Company "A-svyaz"*	*Shevchenko street 7, Blagoveshchensk town, 675000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*23.06.2006*	---	---
121.	*Closed Joint Stock Company "ATC-32"*	*Mira street 94, Irkutsk city, 664002*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*27.06.2006*	---	---
122.	*Closed Joint Stock Company "Zebra Telecom"*	*Building 3, Trubnaya street 24, Moscow, 103051*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*14.06.2006*	---	---
123.	*Closed Joint Stock Company "Globus-Telecom"*	*Obraztsov street 38, Moscow, 127018*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*04.04.2006*	---	---
124.	*Limited Liability Company "Telecomcenter"*	*Building 4, Dmitrovskoe shosse 33, Moscow, 127550*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.04.2006*	---	---
125.	*Limited Liability Company*	*Internatsionalnaya street 160, Syktyvkar town, Komi*	*The entity belongs to the group of entities to which*			

	"Parma-Inform"	*Republic, Russia, 167982*	*the joint-stock company belongs*	*19.09.2006*	---	---
126.	*Closed Joint Stock Company "Saint-Petersburg information Company" ("SPiC")*	*Saint-Petersburg, Russia*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*05.12.2006*	---	---
127.	*Closed Joint Stock Company "ATC-41"*	*Building 1, Pionerskaya street 11"A", Bratsk town, Irkutsk oblast, 665708*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*18.12.2006*	---	---
128.	*Closed Joint Stock Company "Petersburg Transit Telecom"*	*Saint-Petersburg, Russia*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*22.01.2007*	---	---
129.	*Open Joint Stock Company "Sakhatelecom"*	*Kurashov street 22, Yakutsk town, 677000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.01.2007*	---	---
130.	*Fariseev Valeryi Mikhailovich*	*Izhevsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*20.04.2007*	*0,000049%*	---
131.	*Bogatkin Alexander Vladimirovich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*14.06.2007*	---	---
132.	*Petrov Mikhail Victorovich*	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*21.11.2005*	---	---
133.	*Shuleshov Nikolai Mikhailovich*	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*30.06.2006*	*0,002603%*	*0,000421%*
134.	*Zakharov Sergey Anatolievich*	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*01.10.2003*	---	---
135.	*Pyzhov Alexander Anatolievich*	*Orenburg city*	*The person belongs to the group of entities to which the joint-stock company*	*31.07.2006*	---	---

			belongs			
136.	***Metelkin Sergey Nikolaevich***	***Nizhny Novgorod city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***07.11.2006***	---	---
137.	***Mezin Dmitry Alexeevich***	***Nizhny Novgorod city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***16.10.2006***	---	---
138.	***Nelyubov Dmitry Valentinovich***	***Saratov city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***07.11.2006***	---	---
139.	***Sumin Yuri Afanasievich***	***Nizhny Novgorod city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***27.06.2007***	***0,000961%***	***0,001220%***
140.	***Ivanov Dmitry Vladimirovich***	***Saratov city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***06.06.2007***	---	---
141.	***Dubinin Vladimir Ilyich***	***Cheboksary town***	***The person belongs to the group of entities to which the joint-stock company belongs***	***12.06.2007***	***0,000861%***	***0,000065%***
142.	***Momotenko Nikolai Petrovich***	***Orenburg city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***01.03.2006***	---	---
143.	***Minnikhanov Kamil Mukhamedovich***	***Kazan city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***21.02.2005***	---	---
144.	***Gorshenin Vladimir Vladimirovich***	***Cheboksary town***	***The person belongs to the group of entities to which the joint-stock company belongs***	***16.01.2002***	---	---
145.	***Morozov Anatolyi Vladimirovich***	***Saransk town***	***The person belongs to the group of entities to which the joint-stock company belongs***	***27.06.2007***	---	---

146.	***Erokhin Dmitry Evgenievich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***03.11.2003***	---	---
147.	***Akulich Vladimir Alexandrovich***	***Saint-Petersburg***	***The person belongs to the group of entities to which the joint-stock company belongs***	***23.08.2006***	---	--
148.	***Pridantsev Sergey Vladimirovich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***25.01.2006***	---	---
149.	***Andreev Alexander Vladimirovich***	***Krasnodar city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***21.06.2002***	---	---
150.	***Ufimkin Anatolyi Yakovlevich***	***Ekaterinburg city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***29.01.2007***	---	---
151.	***Nikulin Anatolyi Ivanovich***	***Novosibirsk city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***05.03.2005***	---	---
152.	***Alexeev Anton Alexeevich***	***Saint-Petersburg***	***The person belongs to the group of entities to which the joint-stock company belongs***	***28.09.2006***	---	---
153.	***Sysoev Alexander Abramovich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***27.06.2006***	---	---
154.	***Gamzatov Gamzat Bilalovich***	***Makhachkala town***	***The person belongs to the group of entities to which the joint-stock company belongs***	***02.08.2006***	---	---
155.	***Martirosyan Vaagn Artavazdovich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***18.06.2005***	---	---
156.	***Polishchuk Vladimir***	***Moscow***	***The person belongs to the group of entities to which***	***31.03.2007***	---	---

	Petrovich		*the joint-stock company belongs*			
157.	*Krasnoborod'ko Mikhail Ivanovich*	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
158.	*Nikolaev Nikolai Vasilievich*	*Yakutsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
159.	*Popov Evgenyi Yurievich*	*Yuzhno-Sakhalinsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
160.	*Skrylnikov Alexey Mikhailovich*	*Vladivostok city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
161.	*Lupyr Alexander Vasilievich*	*Yuzhno-Sakhalinsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
162.	*Efimov Vladimir Pavlovich*	*Blagoveshchensk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
163.	*Afanasiev Anatolyi Ivanovich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
164.	*Shedenkov Oleg Stanislavovich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
165.	*Ostapchuk Alexey Vitalievich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
166.	*Petrov Andrey Leonidovich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

167.	*Drynkin Gennady Sergeevich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
168.	*Rykolenko Olga Efimovna*	*Yalta town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
169.	*Kaledin Victor Mikhailovich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
170.	*Matrenin Vasilyi Fedorovich*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
171.	*Bulgakova Marina Vladilenovna*	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
172.	*Kuchko Alexander Yurievich*	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
173.	*Sokolov Vladimir Alexandrovich*	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
174.	*Sopov Igor Sergeevich*	*Velikiy Novgorod town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
175.	*Vinogradov Yuri Nikolaevich*	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
176.	*Bukin Sergey Grigorievich*	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
177.	*Statkevich Sergey*	*Saint-Petersburg*	*The person belongs to the group of entities to which*	*31.03.2007*	---	---

	Vladimirovich		the joint-stock company belongs			
178.	Rozhkov Edward Anatolievich	Syktyvkar town	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
179.	Shcherbakov Sergey Vladimirovich	Saint-Petersburg	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
180.	Vavilin Alexander Alexandrovich	Arkhangelsk town	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
181.	Agalakov Alexander Yurievich	Syktyvkar town	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
182.	Naboka Alexander Ivanovich	Barnaul town	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
183.	Shapovalov Vladimir Nikolaevich	Irkutsk city	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
184.	Ivanov Sergey Mikhailovich	Krasnoyarsk city	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
185.	Levin Dmitry Nikolaevich	Novosibirsk city	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---
186.	Antropov Vladimir Nikolaevich	Chita town	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007		
187.	Maiba Vladimir Vasilievich	Irkutsk city	The person belongs to the group of entities to which the joint-stock company belongs	31.03.2007	---	---

188.	*Aganin Alexey Alexeevich*	*Bratsk town*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
189.	*Izotov Alexey Victorovich*	*Ulan-Ude town*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
190.	*Litvishko Sergey Alexeevich*	*Novosibirsk city*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
191.	*Polivkin Fedor Pavlovich*	*Barnaul town*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
192.	*Trefilov Sergey Leonidovich*	*Ekaterinburg city*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
193.	*Zelenkov Vladimir Anatolievich*	*Perm city*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
194.	*Tsvet Galina Vladimirovna*	*Perm city*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
195.	*Terentiev Kirill Sergeevich*	*Moscow*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
196.	*Lantukh Vladislav Vladimirovich*	*Moscow*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
197.	*Petrov Vladimir Alexandrovich*	*Moscow*	***The person belongs to the group of entities to which the joint-stock company belongs***	*31.03.2007*	---	---
198.	*Byrdin Dmitry*	*Twer town*	***The person belongs to the group of entities to which***	*31.03.2007*	---	---

	Alexandrovich		*the joint-stock company belongs*			
199.	*Kopytin Alexander Anatolievich*	*Ivanovo town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
200.	*Andreev Andrey Gennadievich*	*Vladimir town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
201.	*Shepelev Oleg Ivanovich*	*Ivanovo town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
202.	*Papulin Andrey Borisovich*	*Ivanovo town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
203.	*Kopachenko Leonid Nikolaevich*	*Vladimir town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
204.	*Kostenko Vitalyi Stepanovich*	*Twer town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
205.	*Lepikhov Yuri Nikolaevich*	*Khimki town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
206.	*Boitsev Alexander Victorovich*	*Ryazan town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
207.	*Yurkin Vladimir Ivanovich*	*Vladimir town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---
208.	*Ushakov Valeryi Alexandrovich*	*Ryazan town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

209.	***Kus'kov Vasilyi Grigorievich***	***Armavir town***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
210.	***Evtushenko Konstantin Vladimirovich***	***Krasnodar city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
211.	***Zemtsev Alexander Vladimirovich***	***Stavropol town***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
212.	***Lukashev Dmitry Gennadievich***	***Krasnodar city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
213.	***Bogachev Alexander Nikolaevich***	***Krasnodar city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
214.	***Krukhmalev Andrey Vladimirovich***	***Rostov-on-Don city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
215.	***Rodin Egor Egorovich***	***Krasnodar city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
216.	***Klitochenko Igor Vladimirovich***	***Volgograd city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
217.	***Sokolchik Alexander Georgievich***	***Krasnodar city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
218.	***Polosukhin Nikolai Alexandrovich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
219.	***Salyukov Vladimir***	***Krasnodar city***	***The person belongs to the group of entities to which***	***31.03.2007***	---	---

	Vasilievich		***the joint-stock company belongs***			
220.	***Stolyarov Victor Vasilievich***	***Novosibirsk city***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
221.	***Prilipko Victor Ivanovich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
222.	***Razumovskyi Lev Grigorievich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
223.	***Lyubchenko Oleg Stepanovich***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---
224.	***Kurashova Valentina Victorovna***	***Moscow***	***The person belongs to the group of entities to which the joint-stock company belongs***	***31.03.2007***	---	---

II. Changes that occurred in the list of affiliated persons/entities for the period

from 01 04 2007 to 30 06 2007

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity is an affiliated entity due joining the group of entities to which the Company belongs*	*24.08.2005*	*13.04.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the authorized capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Limited Liability Company "Volga-Finance"	*Lesnaya street 8, Nizhny Novgorod city, 603053*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.08.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The change of the Company's equity share in the authorized capital of the affiliated entity*	*13.04.2007*	*16.04.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, 420140*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized capital of this entity*	*13.10.2003*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, 420140*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized capital of this entity*	*13.10.2003*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*Appointment of the Company's General Director on the basis of the decision made by the Board of directors*	*20.04.2007*	*20.04.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person exercises the authority of the single executive body of the joint-stock company* *The person is a member of the collegiate executive body of the joint-stock company* *The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.04.2005* *31.07.2006* *26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person exercises the authority of the single executive body of the joint-stock company* *The person is a member of the collegiate executive body of the joint-stock company*	*27.04.2007* *31.07.2006*	---	---

		The person is a member of the Board of directors (supervisory council) of the joint-stock company	*26.06.2006*		

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The entity ceased to be the Company's affiliated entity due to the Company's cessation of membership*	*19.04.2007*	*20.04.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*Drelevsky street 43/1, Kirov city, Russia, 610000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*The change of the Company's equity share in the authorized capital of the affiliated entity*	*20.04.2007*	*23.04.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, 420140, RF*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized capital of this entity*	*13.10.2003*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, 420140, RF*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized capital of this entity*	*13.10.2003*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
6.	*The entity is the Company's affiliate as it belongs to the group of entities to which the Company belongs*	*22.06.2004*	*04.05.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
—	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
State educational institution the Volga State Academy of Telecommunications and IT of Samara city	*Samara city*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*22.06.2004*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
7.	*Termination of authorities of the members of the Company's Board of directors, election of the new composition of the Board of directors based on the resolution of general meeting of shareholders.*	*22.06.2007*	*25.06.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the authorized capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Andreev Vladimir Alexandrovich	*Samara city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Andreev Vladimir Alexandrovich	*Samara city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Bulancha Sergey Anatolievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bilibin Yuri Alexandrovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Gavrilenko Anatolyi Anatolievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	*0,00061%*	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	*0,00061%*	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Enin Evgenyi Petrovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-*	*26.06.2006*	---	---

		stock company			

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Enin Evgenyi Petrovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Zhelonkin Vladimir Borisovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Morozov Andrey Vladimirovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

11. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

12. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Savchenko Victor Dmitrievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Savchenko Victor Dmitrievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

13. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*22.06.2007*	---	---

14. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Chernogorodskyi Sergey Valerievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
8.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*12.02.2007*	*30.06.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "SteC GSM"	*Sovietskyi avenue 61, Kemerovo city, 650099*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
9.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*22.03.2007*	*30.06.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telecomcity"	*Delegatskaya street 5, Moscow, 103091*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*03.06.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
10.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*31.03.2007*	*30.06.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Region-set"	*Dobrolyubov street 12, Novosibirsk city, 630009*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
11.	*The entity is an affiliate due to joining the group of entities to which the Company belongs*	*22.01.2007*	*30.06.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Petersburg Transit Telecom"	*Saint Petersburg, Russia*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*22.01.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
12.	*The entity is an affiliate due to joining the group of entities to which the Company belongs*	*25.01.2007*	*30.06.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "Sakhatelecom"	*Kurashov street 22, Yakutsk town, 677000*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.01.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
13.	*Change of location of affiliated entity*	*31.03.2007*	*30.06.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Telecom-Stroi"	*2-nd Minskyi pereulok 6, Ivanovo town, 153017*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Telecom-Stroi"	*3-rd Balinskaya street 9A, Ivanovo town, 153521*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
14.	*Putting on the Company's affiliated persons/entities list due to the update of the information by the entity entitled to dispose of more than 50% of the Company's voting shares*	*31.03.2007*	*30.06.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Erokhin Dmitry Evgenievich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*03.11.2003*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Akulich Vladimir Alexandrovich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*23.08.2006*	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Pridantsev Sergey Vladimirovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*25.01.2006*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*27.04.2007*	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Andreev Alexander	*Krasnodar city*	*The person belongs to the group of entities to*		---	---

Vladimirovich		*which the joint-stock company belongs*	*21.06.2002*		

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ufimkin Anatolyi Yakovlevich	*Ekaterinburg city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*29.01.2007*	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Nikulin Anatolyi Ivanovich	*Novosibirsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*05.03.2005*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Alexeev Anton Alexeevich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*28.09.2006*	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Sysoev Alexander Abramovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*27.06.2006*	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Gamzatov Gamzat Bilalovich	*Makhachkala town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*02.08.2006*	---	---

11. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Martirosyan Vaagn Artavazdovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*18.06.2005*	---	---

12. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bogatkin Alexander Vladimirovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*14.06.2007*	---	---

13. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*22.11.2005*	---	---

14. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Pyzhov Alexander Anatolievich	*Orenburg city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.07.2006*	---	---

15. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ivanov Dmitry Vladimirovich	*Saratov city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*06.06.2007*	---	---

16. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Gorshenin Vladimir Vladimirovich	*Cheboksary town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*16.01.2002*	---	---

17. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Momotenko Nikolai Petrovich	*Orenburg city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*01.03.2006*	---	---

18. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Morozov Anatolyi Vladimirovich	*Saransk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*27.06.2007*	---	---

19. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Zakharov Sergey Anatolievich	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*01.10.2003*	---	---

20. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Sumin Yuri Afanasievich	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*27.11.2007*	*0,000961%*	*0,001220%*

21. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Nelyubov Dmitry Valentinovich	*Saratov city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*07.11.2006*	---	---

22. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Metelkin Sergey Nikolaevich	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*07.11.2006*	---	---

23. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Dubinin Vladimir Ilyich	*Cheboksary town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*12.06.2007*	*0,000861%*	*0,000065%*

24. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Polishchuk Vladimir Petrovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

25. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Krasnoborod'ko Mikhail Ivanovich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

26. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Nikolaev Nikolai Vasilievich	*Yakutsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

27. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Popov Evgenyi Yurievich	*Yuzhno-Sakhalinsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

28. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Skrylnikov Alexey Mikhailovich	*Vladivostok city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

29. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Lupyr Alexander Vasilievich	*Yuzhno-Sakhalinsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

30. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Efimov Vladimir Pavlovich	*Blagoveshchensk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

31. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Afanasiev Anatolyi Ivanovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

32. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Shedenkov Oleg Stanislavovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

33. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ostapchuk Alexey Vitalievich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

34. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Andrey Leonidovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

35. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Drynkin Gennady Sergeevich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

36. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Rykolenko Olga Efimovna	*Yalta town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

37. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kaledin Victor Mikhailovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

38. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Matrenin Vasilyi Fedorovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

39. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7

---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bulgakova Marina Vladilenovna	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

40. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kuchko Alexander Yurievich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

41. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Sokolov Vladimir Alexandrovich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

42. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Sopov Igor Sergeevich	*Velikiy Novgorod town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

43. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Vinogradov Yuri Nikolaevich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

44. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bukin Sergey Grigorievich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

45. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Statkevich Sergey Vladimirovich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

46. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Rozhkov Edward Anatolievich	*Syktyvkar town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

47. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Shcherbakov Sergey Vladimirovich	*Saint-Petersburg*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

48. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Vavilin Alexander Alexandrovich	*Arkhangelsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

49. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Agalakov Alexander Yurievich	*Syktyvkar town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

50. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Naboka Alexander Ivanovich	*Barnaul town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

51. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Shapovalov Vladimir Nikolaevich	*Irkutsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

52. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ivanov Sergey Mikhailovich	*Krasnoyarsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

53. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Levin Dmitry Nikolaevich	*Novosibirsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

54. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Antropov Vladimir Nikolaevich	*Chita town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*		

55. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Maiba Vladimir Vasilievich	*Irkutsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

56. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Aganin Alexey Alexeevich	*Bratsk town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

57. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Izotov Alexey Victorovich	*Ulan-Ude town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

58. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Litvishko Sergey	*Novosibirsk city*	*The person belongs to the group of entities to*		---	---

Alexeevich		*which the joint-stock company belongs*	*31.03.2007*		

59. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Polivkin Fedor Pavlovich	*Barnaul town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

60. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Trefilov Sergey Leonidovich	*Ekaterinburg city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

61. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Zelenkov Vladimir Anatolievich	*Perm city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

62. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Tsvet Galina Vladimirovna	*Perm city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

63. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Terentiev Kirill Sergeevich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

64. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Lantukh Vladislav Vladimirovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

65. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Vladimir Alexandrovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

66. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Byrdin Dmitry Alexandrovich	*Twer town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

67. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kopytin Alexander Anatolievich	*Ivanovo town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

68. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Andreev Andrey Gennadievich	*Vladimir town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

69. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Shepelev Oleg Ivanovich	*Ivanovo town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

70. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Papulin Andrey Borisovich	*Ivanovo town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

71. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kopachenko Leonid Nikolaevich	*Vladimir town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

72. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kostenko Vitalyi Stepanovich	*Twer town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

73. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7

---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Lepikhov Yuri Nikolaevich	*Khimki town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

74. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Boitsev Alexander Victorovich	*Ryazan town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

75. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Yurkin Vladimir Ivanovich	*Vladimir town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

76. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ushakov Valeryi Alexandrovich	*Ryazan town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

77. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kus'kov Vasilyi Grigorievich	*Armavir town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

78. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Evtushenko Konstantin Vladimirovich	*Krasnodar city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

79. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Zemtsev Alexander Vladimirovich	*Stavropol town*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

80. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Lukashev Dmitry Gennadievich	*Krasnodar city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

81. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bogachev Alexander Nikolaevich	*Krasnodar city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

82. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Krukhmalev Andrey Vladimirovich	*Rostov-on-Don city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

83. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Rodin Egor Egorovich	*Krasnodar city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

84. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Klitochenko Igor Vladimirovich	*Volgograd city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

85. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Sokolchik Alexander Georgievich	*Krasnodar city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

86. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Polosukhin Nikolai Alexandrovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

87. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Salyukov Vladimir	*Krasnodar city*	*The person belongs to the group of entities to*		---	---

Vasilievich		*which the joint-stock company belongs*	*31.03.2007*		

88. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Stolyarov Victor Vasilievich	*Novosibirsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

89. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Prilipko Victor Ivanovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

90. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Razumovskyi Lev Grigorievich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

91. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Lyubchenko Oleg Stepanovich	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

92. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Kurashova Valentina Victorovna	*Moscow*	*The person belongs to the group of entities to which the joint-stock company belongs*	*31.03.2007*	---	---

93. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Fariseev Valeryi Mikhailovich	*Izhevsk city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*20.04.2007*	*0,000049%*	---

94. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Shuleshov Nikolai Mikhailovich	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*30.06.2006*	*0,002603%*	*0,000421%*

95. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Mezin Dmitry Alexeevich	*Nizhny Novgorod city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*16.10.2006*	---	---

96. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Minnikhanov Kamil Mukhamedovich	*Kazan city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*21.02.2005*	---	---

97. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Andreev Vladimir Alexandrovich	*Samara city*	*The person belongs to the group of entities to which the joint-stock company belongs*	*2002*	---	---

1283-2(b)

RECEIVED
2007 OCT 19 A 8:-1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

QUATERLY REPORT

Open Joint Stock Company VolgaTelecom

The issuer's code: | 0 | 0 | 1 | 3 | 7 | - | A |

For quarter II of 2007

The issuer's location: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.

The information contained in this quarterly report is subject to disclosure in accordance with the Russian Federation legislation on securities

General Director	signature	/S.V. Omelchenko / Name
Date August 13, 2007.		
Deputy to chief accountant	signature	/ N.P. Voronkova / Name
Date August 13, 2007.		

Contact person: Expert of 1-st category
Mrs. Mironova Elena Petrovna

Phone: (8312) 37 51 39
Fax: (8312) 30 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=543

Table of contents

IV. Data on the issuer's financial and economic activities

V. Detailed data on persons - members of the issuer's management bodies,

the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

VII. The issuer's accounting statement and other financial information

Introduction

The issuer's full and abbreviated brand name:

The issuer's full brand name:

Открытое акционерное общество "ВолгаТелеком"

The issuer's full brand name in English:

Open Joint Stock Company VolgaTelecom

The issuer's abbreviated brand name: ***ОАО "ВолгаТелеком"***

The issuer's abbreviated brand name in English: ***OJSC VolgaTelecom***

The issuer's location:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation

The issuer's contact telephone numbers and e-mail address:

Phone: *+7 **(831) 437 50 09; 437 50 00***

Fax: *+7 **(831) 430 67 68***

E-mail: **gd@vt.ru**

The address of the web site in the Internet where the full text of the issuer's quarterly report is posted:

http://www.vt.ru/?id=312

The grounds of the issuer's obligation to disclose the information in the form of quarterly report:

- ***the issuer is a joint stock company established as a result of privatization of state enterprise, and in accordance with privatization plan approved as established by law which plan as of the date of its approval was the prospectus of emission of the issuer's shares as the privatization plan provided for the capability of the issuer's shares carve-out to more than 500 purchasers;***
- ***the issuer has securities in circulation – the bonds for which the prospectus of securities was registered.***

"The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activities and the results of the issuer's activities, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activities in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report"

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons forming the issuer's management bodies structure

1.1.1. The issuer's collegial management body: **Board of directors**
Personal structure of the issuer's Board of directors:
Chairman: ***Kuznetsov Sergey Ivanovich***
Year of birth: ***1953***

Members of the Board of directors:
Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Bilibin Yuri Alexandrovich
Year of birth: ***1971***
Gavrilenko Anatolyi Anatolievich
Year of birth: ***1972***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Enin Evgenyi Petrovich
Year of birth: ***1958***
Zhelonkin Vladimir Borisovich
Year of birth: ***1967***
Omelchenko Sergey Valerievich
Year of birth: ***1963***
Savchenko Victor Dmitrievich
Year of birth: ***1960***
Fedorov Oleg Romanovich
Year of birth: ***1968***

1.1.2. The issuer's collegial executive body: **Management board**
Personal structure of the issuer's Management board:
Chairman of the Management board: ***Omelchenko Sergey Valerievich***
Year of birth: ***1963***

Members of the Management board:
Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Ershov Oleg Vladimirovich
Year of birth: ***1977***
Ketkov Alexander Yulievich
Year of birth: ***1972***
Kostin Denis Borisovich

Year of birth: ***1969***
Petrov Mikhail Victorovich
Year of birth: ***1973***
Popkov Nikolai Ivanovich
Year of birth: ***1973***
Ulyanov Vladimir Vasilievich
Year of birth: ***1951***

1.1.3. The issuer's single executive body: **General Director**

The person holding the post of the issuer's single executive body:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its GL accounts:

The list of accounts of OJSC VolgaTelecom General directorate

№	Account number	TIN	Bank	BIC	Corresponding account №	The bank's department where the account is established. Location.	Currency	Account category
General directorate								
1	40702810142020002011	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Expense
2	40702810442020001796	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Receipts
3	40702810642020400003	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Expense
4	40702978342020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	EUR	Current, currency
5	40702978142020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	EUR	Transit, currency
6	40702840742020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	USD	Current, currency
7	40702840542020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	USD	Transit, currency
8	40702840800010369714	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	USD	Current, currency

9	40702810200010369713	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	RUR	Expense
10	40702840100010369715	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	USD	Transit, currency
11	40702810800000001352	7744001497	Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (CJSC)	42202764	30101810700000000764	Branch of Joint Stock Bank "Gazprombank" (CJSC) in Nizhny Novgorod city, Piskunov street 3/5, 603005	RUR	Expense
12	40702840224000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	USD	Current, currency
13	40702978824000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	EUR	Current, currency
14	40702840324000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	USD	Transit, currency
15	40702978924000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	EUR	Transit, currency
16	40702810924000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	RUR	Receipts
17	40702810800000001038	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company), (OJSC JSCB "Svyaz-Bank")	44525848	30101810900000000848	OJSC JSCB "Svyaz-Bank" Tverskaya street 7, Moscow, 125375	RUR	Receipts-expense
18	40702810200320000097	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005	RUR	Receipts-expense
19	40702810100320100097	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005	RUR	Expense

1.3. Data on the issuer's auditor (auditors)

Information about the auditor (auditors) carrying out (carried out) independent audit of the issuer's bookkeeping and financial (accounting) statement comprising quarterly report on the basis of the contract concluded with the auditor (s), and also about the auditor (auditors) approved (selected) for the audit of the issuer's annual financial (accounting) statement based on the results of current or accomplished fiscal year:

Full brand name:
Limited Liability Company Ernst & Young
Abbreviated brand name: ***Ernst & Young LLC***
Location: ***Building 1, Sadovnicheskaya Naberezhnaya 77, Moscow, 115035, the Russian Federation***
TIN:*7717025097*
Phone: ***(495) 705-97-00*** Fax: ***(495) 755-97-01***
E-mail: moscow@ru.ey.com
Data on the auditor's license:
License number: ***№ E002138 approved by Ministry of Finance order № 223 of September 30, 2002.***
Date of issue: ***30.09.2002***
Validity term: ***till 30.09.2007***
The authority that issued the license: ***Russian Federation Ministry of Finance***

Data on the auditor's affiliation to boards, associations or to other trade associations (organizations):
Ernst & Young LLC participates in the activities of Advisory council for foreign investments in Russia operating under the chairmanship of Ernst & Young LLC and the Chairman of the Russian Federation Government.

Ernst & Young LLC also cooperates with Russian Union of Industrialists and Entrepreneurs, Association of Russian banks, International center for taxes and investments, Moscow International Business Association, European Business Association, American Chamber of Commerce and Business council for corporate governance at Europe emerging markets under the auspices of World Economic Forum, and also interacts with Russian legislative authorities and ministries on the issues related to business.

Ernst & Young LLC officers take active part in the activities of the above listed organizations. It means that the Company's experts not only have the idea of political and economic factors affecting the business of our customers, but also of the course of problems solution and persons defining this process.

Ernst & Young LLC experts are the members of the following committees:

Russian Union of Industrialists and Entrepreneurs:

Working group for taxation and currency exchange regulation; Working group for judicial reform; Working group for the problems of small and medium business development; Committee for corporate governance; Working group for gas industry reform; Working group for the problems of financial and securities market; Working group for power industry reform.

American Chamber of Commerce:

Committees: for capital markets and financial services; customs and transport; power industry; financial markets; labor relations; IT and communication; investments; leasing; property; security; taxation.

European Business Association:

Committees: of automakers; for corporate governance issues; for customs; for labor relations; for IT; for power industry; for property; for taxation.

Union of German Economy:

Committee for foreign trade; Committee for taxes and financial reporting.

Non-commercial partnership "Institute of professional accountants of Russia":

Executive council; Committee for international relations of the Institute of professional accountants of Russia.

Ernst & Young LLC is a member of this organization – minutes № 11/-05 of November 23, 2005.

Ernst & Young LLC is also a longstanding member of Association of Russian banks.

- Fiscal year for which the auditor conducted independent check of bookkeeping and financial (accounting) statement of the issuer:

RAS accounting statement for 2006, financial statements for 2006 as per international standards..

The factors that may affect the independence of the auditor from the issuer:

There are no such factors.

The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

Availability of the auditor's equity shares (the auditor's officials) in the issuer's authorized capital: ***none.***

Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***

Availability of close business relations and also of kindred relations: ***none.***

Data on the issuer's officials being simultaneously the auditor's officials: ***There are no such persons.***

The procedure of the issuer's auditor selection.

Availability of tender procedure related to the auditor selection:

Starting since 2006 fiscal year the procedure of the auditor selection is regulated by "Provision on the procedure of holding tender of selecting an auditor for mandatory check of accounting bookkeeping and drawing up of financial (accounting) statement of OJSC VolgaTelecom. In 2003 - 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by the shareholders' meeting:

The auditor's candidacy is preliminary approved by the Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of shareholders. The auditor is elected by voting at the annual general meeting of shareholders.

Information about the activities carried out by the auditor within special audit engagements:

In regard to accounting statement for year 2006 there were no activities within special audit engagements.

The procedure of assessment of the auditor's fee size:

The size of the fee for the auditor's services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees' category and time spent by the employees to render these services.

The actual fee paid to the auditor for 2003 is RUR 12 569 567.
The actual fee paid to the auditor for 2004 is RUR 11 838 894.
The actual fee paid to the auditor for 2005 is RUR 23 263 243.

The actual fee paid to the auditor for 2006 is RUR 28 801 900.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor:
There are no deferred and delayed payments for the services rendered by the auditor.

1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer in the reporting quarter:
During the reporting quarter the issuer did not involve the appraiser
- to determine the market price of securities being placed and of placed securities in circulation;
- to render other services of evaluation related to securities issue.

Data on the appraiser involved in reassessment of fixed assets of the issuer or the issuer's real property assets for the last 5 accomplished fiscal years and during the reporting quarter:
During the last 5 accomplished fiscal years and the reporting quarter the issuer did not involve the appraiser in reassessment of fixed assets or real property assets.

1.5. Data on the issuer's advisers

Financial adviser at securities market which renders the appropriate services to the issuer on the basis of contract and also other persons rendering consulting services related to securities issue to the issuer, and which signed quarterly report and/or registered offering memorandum of securities being in circulation:

During the reporting quarter the issuer did not involve such advisers.

Data on other advisers the disclosure of which, by the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:
During the reporting quarter the issuer did not involve such advisers.

1.6. Data on other persons who signed this quarterly report

The person holding the office of deputy to chief accountant and who has signed the quarterly report:
Voronkova Nadezhda Petrovna
Year of birth: ***1960***
There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activities

Indicators characterizing the Issuer's financial standing:

Indicator's description	Accounting treatment	Q 2-2006	Q 2-2007
The issuer's net assets value, RUR thousand	In accordance with the procedure established by Russia's Ministry of Finance and/or federal body of executive authority for securities market for joint-stock companies	17 396 489	19 397 214
Ratio of raised funds amount to capital and reserves, %	(Long-term liabilities as of the reporting period end + Current liabilities as of the reporting period end) / (Capital and reserves as of the reporting period end) x 100	86,3%	97,5%
Ratio of current liabilities amount to capital and reserves, %	(Current liabilities as of the reporting period end) / (Capital and reserves as of the reporting period end) x 100	35,7%	35,5%
Cover of payments for debts service, %	(Net profit of the reporting period + Amortization deductions of the reporting period) / (Liabilities that were due to redemption during the reporting period + interest due to payment in the reporting period) x 100	44,6%	46,6%
Overdue debt level, %	(Overdue debt as of the reporting period end) / (Long-term liabilities as of the reporting period end + Current liabilities as of the reporting period end) x 100%	1,7%	0%
Accounts receivable turn-over, times	(Proceeds from sale of commodities, products, works and services net of VAT, excise and similar taxes and compulsory payments) /	3,7	4,3 times

	(Accounts receivable as of the reporting period end – Debt of participants (promoters) as regards contributions to authorized capital as of the reporting period end)		
Share of dividends in profit, %	(Dividends on ordinary shares based on the results of the accomplished fiscal year) / (Net profit based on the results of the accomplished fiscal year – Dividends on preferred shares based on the results of the accomplished fiscal year) x 100	17,8%	27,3%
Labor efficiency, RUR/man	(Proceeds) / (Staff on the payroll)	229 392	327 926
Depredation and amortization to proceeds amount, %	(Amortization expenses) / (Proceeds) x 100	13,9%	13,8%

The accounting treatment recommended by Russia's FFMS was used to calculate the referenced indicators.

The growth of net assets value is the basic initial indicator of the enterprise financial standing stability. For the 1-st half year of 2007 the issuer's net assets value grew by 11,5% or RUR 2 001 million vs. similar period of the past year.

The indicators of the ratio of raised funds amount to capital and reserves and the ratio of current liabilities to capital and reserves are the indicators of the issuer's financial leverage. The greater these indicators are, the greater is the issuer's financial leverage from external counterparties, the lower are indicators the lower is the Company's leverage. In 1-st half year of 2007 the issuer's financial leverage from external counterparties has slightly grown.

A positive indicator is the growth of share of long-term raised funds which may have a positive effect on the Company's financial stability.

As of 30.06.2007 the share of raised funds in the issuer's capital and reserves was 97,5%, which is by 11,2% more vs. the similar period of the past year.

The share of current liabilities in the issuer's capital and reserves during 6 months of 2007 also reduced by 0,2% vs. similar period of the past year and amounted to 35,5%.

The issuer has an acceptable debt load and is relatively independent from creditors.

The behavior of labor efficiency indicator (increase by 43% vs. similar period of the past year) testifies to the fact that the issuer's activity efficiency has improved.

Basing on the results of evaluation of the issuer's financial standing for the periods under analysis OJSC VolgaTelecom is the company with reasonable financial standing. Upon the whole the issuer's solvency and financial stability are at acceptable level despite negative behavior of some of the indicators.

The issuer has fair chances to for further development. The implementation of scheduled investment projects will help OJSC VolgaTelecom to achieve more efficient operation.

2.2. The issuer's market capitalization

Information about the issuer's market capitalization as of the end date the last accomplished reporting period:

OJSC VolgaTelecom total market capitalization:

End date of the last accomplished reporting period	Total capitalization, US$	Total capitalization, RUR
30.06.2007	*1 602 219 134*	*41 363 209 616*

As of the end date of the reporting period the issuer's shares are allowed for circulation by two trading organizers at securities market:

- *Open Joint Stock Company "Stock Exchange "Russian Trading System" (OJSC "RTS");*
- *Closed Joint Stock Company "Stock Exchange MICEX" (CJSC "SE MICEX").*

OJSC "RTS" - trading organizer was selected for calculation of market price of a share for 2007, the issuer's shares have been circulating in OJSC "RTS" trading system since November 2004.

Methods of determining the issuer's market capitalization:

Year 2007

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by market price of a share of this category (type). The market price is determined in accordance with "The procedure of calculation of market price of issuing securities and investment shares and investment funds allowed for circulation via trading organizers" approved by Russia's FCSM Regulation № 03-52/nc of 24.12.2003 (registered with the Ministry of justice of the Russian Federation on 23.01.2004, registration № 5480) and is disclosed by the trading organizer at securities market.

Market price of issuing securities allowed for circulation via a trading organizer is calculated in the following way:

In case if during a selling day on the date of calculation of market price of a security there were made ten and more transactions via the trading organizer, then the market price is calculated as weighted average price (rate) of one security under the transactions made during the selling day via the trading organizer.

In case if during a selling day on the date of calculation of market price of a security there were made less than ten transactions via the trading organizer (including the case when there were no transactions), then the market price is calculated as weighted average price (rate) of one security for the last ten transactions made during the last 90 selling days via the trading organizer.

In case if during the last 90 selling days via the trading organizer there were made less than ten transactions on one security, then the market price is not calculated.

In case if on the date of the trading organizer's determination of security's market price the market price is not calculated, then the latest in time market price calculated by the trading organizer and established during 90 selling days is recognized to be the market price.

Ordinary registered shares:

End date of the last accomplished reporting period	US$/RUR rate*, RUR	Market price, 03-52/пс, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
30.06.2007	*25,8162*	*135,96693*	*245 969 590*	*1 295 455 180*	*33 443 730 026*

* *Official US$/RUR rate established by the Russian Federation Central Bank as of the end date of the reporting period.*

Preferred registered shares:

End date of the last accomplished reporting period	US$/RUR rate*, RUR	Market price, 03-52/пс, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
30.06.2007	*25,8162*	*96,59857*	*81 983 404*	*306 763 954*	*7 919 479 590*

* *Official US$/RUR rate established by the Russian Federation Central Bank as of the end date of the reporting period.*

Note:

To prepare the data as of June 30, 2007 only the information about market transactions concluded at OJSC RTS stock exchange was used.

2.3. The issuer's liabilities

2.3.1. Accounts payable

Total amount of accounts payable and total amount of overdue accounts payable of the issuer are provided as of 01.07.2007:

Indicator's description	Q 2-2006	Q 2-2007
Total amount of accounts payable, RUR thousand*	*14 626 161*	*18 463 426*
Total amount of overdue accounts payable, RUR thousand	*259 537*	*0*

* *The funds are reflected from lines 590 "Total for section Long-term liabilities" and 690 "Total for section Current liabilities" minus line 640 " Unearned revenue" of the accounting balance-sheet.*

The issuer's credit policy is intended at the increase of share of long-term liabilities in the total amount of the Company's accounts payable.

The advantages of long-term crediting:

- ***Debt load is distributed for a longer period;***
- ***Insignificant spread between the cost of short-term borrowings and long-term borrowings with other advantages;***
- ***Wider capabilities to manage the debt portfolio in order to increase the debts' liquidity and to minimize the costs to raise borrowed funds;***
- ***Conducting the operations with own debt securities allows for flexible management of arrears.***

The issuer has no overdue accounts payable as of 30.06.2007.

The structure of OJSC VolgaTelecom accounts payable with indication of obligation performance date for quarter 2 of 2007:

As of 30.06.2007

Accounts payable description	Payment occurrence date	
	Less than a year	More than a year
Trade payables, RUR thousand	*2 884 674*	
Including overdue trade payables, RUR thousand		X
Accounts payable to the Company's personnel, RUR thousand	*223 335*	
Including overdue accounts payable, RUR thousand		X
Accounts payable to budget and government extrabudgetary funds, RUR thousand	*285 330*	
Including overdue accounts payable, RUR thousand		X
Credits, RUR thousand	*961 241*	*1 150 000*
Including overdue, RUR thousand		X
Loans, total, RUR thousand	*102 781*	*8 622 713*
Including overdue, RUR thousand		X
Including bonded loans, RUR thousand	-	
Including overdue bonded loans, RUR thousand		
Other accounts payable, RUR thousand *	*2 128 756*	*2 104 596*
Including overdue, RUR thousand		
Total, RUR thousand	*6 586 117*	*11 877 309*
Including overdue total, RUR thousand	-	X

* *exclusive of unearned revenue.*

There are no creditors whose share in the issuer's total amount of accounts payable is at least 10% as of 30.06.2007.

2.3.2. The issuer's credit history

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's assets book value, as of 01.07.2007 and for the last 5 accomplished fiscal years:

Liability description	Creditor's (debt holder's) name	The amount of principal debt, RUR/foreign currency	Term of credit (loan)/ debt schedule	Availability of delay in obligation performance as regards the payment of principal debt amount and/or fixed interest, delay duration, days
2002				
In 2002 the specified credit agreements and (or) loan contracts were not concluded.				
2003				

Bonded loan	Legal entities and natural persons	**RUR 1 000 000 000**	**21.02.2003/ 21.02.2006**	**There is no delay, the loan was repaid.**
2004				
Credit line	RF Savings bank	**RUR 1 480 000 000**	**09.06.2004/ 09.06.2009**	**There is no delay, the credit was repaid. ***
2005				
BT-2 series bonded loan	Legal entities and natural persons	**RUR 3 000 000 000**	**06.12.2005/ 30.11.2010 (Offer 05.12.2008)**	**There is no delay.**
BT-3 series bonded loan	Legal entities and natural persons	**RUR 2 300 000 000**	**06.12.2005/ 30.11.2010**	**There is no delay.**
2006				
BT-4 series bonded loan	Legal entities and natural persons	**RUR 3 000 000 000**	**12.09.2006/ 03.09.2013 (Offer 10.09.2009)**	**There is no delay.**
6 months of 2007				
In quarter 2 of 2007 the specified credit agreements and (or) loan contracts were not concluded.				

** The credit was repaid in full ahead of schedule in quarter IV of 2005 in order to reduce the costs for debt portfolio servicing and to substitute the credits for funds raised by BT-2 series bonds floatation.*

1. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-44-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 3 000 000 000, which amounts to 9,43% of the issuer's assets book value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

2. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-45-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***2 300 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 2 300 000 000, which amounts to 7,23% of the issuer's assets book value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

3. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-46-00137-A of 06.06.2006.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***19.10.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 3 000 000 000, which amounts to 8,87% of the issuer's assets book value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

Obligation's description	Principal debt amount, RUR thousand	Maturity date		Interest rate, %	Repayment dates	
		Schedule	Actually		Schedule	Actually
Bonded loan (BT-2 series)	*3 000 000*	*30.11.2010*	*Maturity date has not occurred.*	*8,2%*	*06.06.2006*	*06.06.2006*
					05.12.2006	*05.12.2006*
					05.06.2007	*05.06.2007*
					04.12.2007	*Repayment dates have not occurred.*
					03.06.2008	
					02.12.2008	
				It is defined by the issuer.	*02.06.2009*	
					01.12.2009	
					01.06.2010	
					30.11.2010	
Bonded loan (BT-3 series)	*2 300 000*	*30.11.2010*	*Maturity date has not occurred.*	*8,5%*	*06.06.2006*	*06.06.2006*
					05.12.2006	*05.12.2006*
					05.06.2007	*05.06.2007*
					04.12.2007	*Repayment dates have not occurred.*
					03.06.2008	
					02.12.2008	
					02.06.2009	
					01.12.2009	
					01.06.2010	
					30.11.2010	

Obligation's description	Principal debt amount, RUR thousand	Maturity date		Interest rate, %	Repayment dates	
		Schedule	Actually		Schedule	Actually
Bonded loan (BT-4 series)	*3 000 000*	*03.09.2013*	*Maturity date has not occurred.*	*7,99%*	*12.12.2006*	*12.12.2006*
					13.03.2007	*13.03.2007*
					12.06.2007	*13.06.2007(*)*
					11.09.2007	*Repayment dates have not occurred.*
					11.12.2007	
					11.03.2008	
					10.06.2008	

					09.09.2008	
					09.12.2008	
					10.03.2009	
					09.06.2009	
					08.09.2009	
					08.12.2009	
					09.03.2010	
					08.06.2010	
					07.09.2010	
					07.12.2010	
					08.03.2011	
					07.06.2011	
				It is defined by the issuer.	*06.09.2011*	
					06.12.2011	
					06.03.2012	
					05.06.2012	
					04.09.2012	
					04.12.2012	
					05.03.2013	
					04.06.2013	
					03.09.2013	

* *According to item 9.3 of the Decision on securities issue, if the date of the Bonds' coupon yield falls on a day-off irrespective whether it is a state holiday or a day-off for settlement operations, then the due amount is paid on the first business day following the day-off. June 12, 2007 is non-business day, so the coupon yield was paid on June 13, 2007.*

2.3.3. The issuer's liabilities from the guarantee provided to third parties

Total amount of the issuer's liabilities from the issuer's provided guarantee and the total amount of liabilities of third parties for which the issuer provided guarantee to the third parties, including in the form of pledge or surety:

	Q 2-2007
Total amount of the Issuer's liabilities from the guarantee provided by it, RUR thousand:	*6 759 530*
including in the form of pledge, RUR thousand: in the form of surety, RUR thousand:	*4 230 119* *2 529 411*
Total amount of liabilities of third parties for which the Issuer provided guarantee to the third parties, RUR thousand:	*2 529 411*
including in the form of pledge, RUR thousand: in the form of surety, RUR thousand:	- *2 529 411*

The information on each of the issuer's liabilities from the guarantee provided in the reporting quarter to third parties, including in the form of pledge or surety, amounting to at least 5% of the issuer's assets book value for the reporting quarter:

The issuer did not have such liabilities in quarter 2 of 2007.

2.3.4. The issuer's other liabilities

There are no issuer's agreements, including time transactions, not shown in its accounting balance-sheet which may materially affect the issuer's financial standing, its liquidity, sources of finance and terms of their utilization, results of activities and expenses.

2.4. The purposes of the issue and the trends of usage of resources obtained from the issuing securities placement

Information about the issues carried out in the form of public offering or private offering under which the company received funds in the reporting quarter:

In the reporting quarter the issuer did not issue securities.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

2.5.1. Industry risks

The impact of potential deterioration of situation in the issuer's industry on its activities and performance of securities obligations. The most important potential changes in the industry, and also the issuer's assumed actions in this case:

Deterioration of the issuer's position in the industry may be caused by the reasons of general economic nature:

- *potential reduction of solvent demand of the residential sector for communication services related to deterioration of financial-economic standing of the region's population and upon the whole in the Russian Federation;*
- *potential general drop of production in Russian economy and deterioration of financial standing of commercial undertakings of the region;*
- *potential deterioration of state of the Russian Federation and the region's budgets implementation, which would contribute to the reduction of financing of budgetary organizations and the growth of their debt for communication services;*
- *potential deterioration of investment environment in the country and in the region;*
- *economical risks typical for the Russian Federation upon the whole, including the availability of probability of changes in legislation which may result in the reduction of the issuer's profit or tightening of taxation procedure as regards the yield on the issuer's securities;*
- *potential change of the country's line of policy;*

and by the reasons related to:

- *malfunctions of networks and systems which may negatively affect the Company's activities and its financial performances. OJSC VolgaTelecom is continuously improving its strategy to overcome the consequences of the events of such kind;*
- *the increase in the equipment cost, electric power and other utility services (products) required for the Company's operation; this may result in the increase in the products (services) prime cost and have effect on the Company's efficiency indicators.*

In addition, the issuer's standing in the market is complicated by the following factors:

- *dependence on Russia's Federal Service for Tariffs in establishing regulated tariffs and*

also ambiguity of tariff reform nature and timeline;

- *change of interaction pattern with OJSC Rostelecom in 2006.*

In 2006 within the framework of realization of the Government's arrangements of reorganization of telecom industry (liberalization of long-distance communication market) the issuer when rendering DLD and ILD services to customers passed to new pattern of interaction with OJSC Rostelecom; the relations with it are governed by network interconnection contract and the contract of the issuer's services for value to OJSC Rostelecom.

- *change of interaction pattern with connected operators in 2006.*

In accordance with regulations effective since January 1, 2006, the procedure of settlements with connected operators has substantially changed.

Prior to January 1, 2006 the settlements for connection and traffic transit services as related to local telephony services were unilateral; as related to ILD, DLD and intra-region telephony, connected operators received a part of revenue from rendering the said services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the settlements for connection and traffic transit services when rendering all kinds of telephony services are of mutual nature and consist of the following kinds of payments: payment for arrangement of connection point, fee for using the connection point, payment for each minute of transited traffic.

Thus, along with arising additional revenue from connection and traffic transit services the Company incurs additional expenses related to the payments to operators for arrangement of connection points, using the connection points and traffic transit via the operator's network.

In addition, connection and traffic transit services have become the services the prices for which are regulated by the government. Correspondingly, the procedure of their formation, including defining the size of profit taken into account in such prices, is defined by the appropriate regulatory authority (Order №51 of 19.06.2006 of Federal Service for Supervisory control in communications area).

Status of essential operator:

According to orders of Federal Service for Supervisory control in telecommunications area № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company is included into the Register of operators occupying essential position in PSTN.

Telecommunications operator occupying essential position in PSTN is obliged to render services of connection and traffic transit services to any carrier approaching the operator; herewith none of the carriers may be prioritized. The refusal of telecommunications operator occupying essential position in PSTN to conclude the contract of electric communication networks connection is not allowed, except for the cases when connection of electric communication networks and their interaction contradict terms and conditions of licenses issued to the carriers or the regulations defining the construction and functioning of unified electric communication network of the Russian Federation.

The prices for rendered services of connection and traffic transit are to be established to be equal for all carriers, except for the cases, when the law and other legal acts allow for granting privileges to certain categories of users.

Tariffs for telecommunication services:

In accordance with the Russian Federation Government regulation № 627 of 19.10.2005 the prices for connection and traffic transit services rendered by operators occupying essential position in PSTN are subject to government regulation. These prices are regulated by Rossvyaznadzor as agreed upon with Russia's Federal Service for Tariffs.

Federal Service for Tariffs approved accounting treatment of economically justified expenses and standard profit (Order № 189-c/1 of September 5, 2006).

OJSC VolgaTelecom approved the tariffs for connection and traffic transit services since 01.07.2006.

Since February 1, 2007 Russia's Federal Service for Tariffs approved compensation bonus in the amount of RUR 0,44 per minute (Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006) applicable to the price for the services of local and zone initiation of call at establishment of DLD and ILD calls. This compensation bonus allows for the operators to cover the losses occurring when rendering regulated local calls services. It should be noted that since 01.01.2008 it is scheduled to abolish the compensation bonus for call initiation (Government regulation № 637 of 24.10.06).

In accordance with the Russian Federation Government Regulation № 637 of 24.10.2005 the Company approved mandatory tariff schedules for residential subscribers with Russia's Federal Service for Tariffs: tariff schedules with time rate system of payment; with subscriber's fee system of payment for unlimited number of calls if time charging system is available; with combined system of payment and with subscriber's fee system of payment if there is no time charging system; these tariff schedules came into force since February 1, 2007.

Tariff schedules were set on the basis of speaking activity of the Company's subscribers, i.e. of the volume of service consumption.

Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006 sets the following ceiling tariffs for local and intra-region communication services:
- provision of access – from RUR 5000 to RUR 9000 depending on the regional subsidiary and subscriber's category (resident or legal entity);
- provision of a line for permanent use – RUR 120 or RUR 125 for residents depending on the regional subsidiary and RUR 140 for entities;
- provision of local phone call – RUR 0,22 per minute of the call (RUR 0,23 in Nizhny Novgorod subsidiary).

2.5.2. Country and regional risks

The risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activities provided that the issuer's core activities in this country (region) bring 10 and more percent of revenue for the last accomplished reporting period preceding the end date of the last reporting quarter:

Government regulation of telecom industry brings in to the Company's activities risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activities and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

- *Interference of the government regulatory bodies into the issuer's activities. The Company is strengthening objectively its positions in the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the company occupying leading positions in the Volga region communications segment would attract more attention to its activities from the part of the state regulatory authorities.*
- *Reduction by regional authorities of financing of programs of telephonization of their regions.*

The major factors of political risks occurrence are:
- *Imperfection of legislative base governing economic relations;*
- *Insufficient efficiency of judicial system;*
- *Periodical change of authorities in the Russian Federation subjects;*

- ***Change of government policy in relation to telecommunications industry development (elections to RF State Duma in 2007, and elections of the President in 2008);***
- ***Lobbying of interests of foreign capital in RF telecom industry by changing the legislative base.***

In the first place the change of management in the Volga Federal district, the rise to power of opposition is referred to regional political risks.

The other risk factors that may affect the issuer's activities are:

- ***Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;***
- ***Change of accounting records current legislation.***

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activities:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the issuer is registered as a taxpayer and carries out its core activities is estimated as insignificant in order to consider these risks as circumstances capable to affect substantially the issuer's activities.

To minimize the risks of terrorist acts the issuer jointly with security agencies took additional measures for security assurance at the enterprise.

In case of occurrence of potential military conflicts, imposing of the state of emergency and strikes, the issuer, most probably, will be subordinate to security and military agencies as the issuer provides for vital and important state function.

The risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activities, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Hypothetical actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activities:

In the event of negative impact of country and regional changes on the issuer's activities, the issuer is planning to put into effect the following general measures intended to maintain the revenue performance of the Company:

- ***to optimize the costs;***
- ***to revise the investment program;***
- ***to take enhanced measures to raise the turnover of accounts receivable.***

In case of negative impact of the changes of the situation in the country and in the region on the issuer's activities, the issuer will perform its bonds obligations for account of operations income, and when necessary will borrow short-term loans of commercial banks for these purposes.

Upon the whole, in medium-term perspective the issuer believes that the possibility of considerable negative impact of country and regional risks on its activities and performance of its obligations to be remote.

2.5.3. Financial risks

Description of the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the issuer's activities relative to hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect:

Negative changes of monetary management in the country, of currency rate and the increase in interest rates under the funds raised by the issuer, and also considerable growth of inflation rates may result in the growth of the issuer's costs, and hence, negatively affect the issuer's financial performances. In addition, it is impossible to close out completely the changes in the structure and professional level of the issuer's managers which may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect.

The level of interest rates unfavorable for the issuer is the level higher than 11,1% per annum.

Currency risks:

Essential changes of currency rates may increase the costs, reduce contingency reserve provisions and/or reduce the issuer's capabilities of debt servicing. During several years gradual drop of RUR/US$ rate have been observed, however since 2003 the position of ruble to US dollar has been strengthening. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate. But even in case of drastic drop of currencies rate to minimize the negative impact the issuer has the capability to reduce the share of obligations in foreign currency by orienting itself to the vendors the settlements with which are made in the Russian Federation currency.

A certain part of the issuer's debt obligations is denominated in foreign currency (in US$, Euro and Japanese yen). Devaluation of ruble to US$ and Euro may negatively affect the issuer's efficiency (rate of return, earning power ratio) due to the increase of expenses in terms of rubles.

Significant devaluation of ruble is capable to complicate for the issuer the performance of obligations as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the issuer regulates the share of foreign currency obligations in the structure of its credit portfolio.

On the other hand a number of tariffs for the services provided by the issuer is also adjusted to US$ rate (including the services of Internet access, IP-telephony, some of data transfer services) which to some extent reduces currency risks faced by the issuer when carrying out its activities. As consequence, moderate devaluation of RUR to US$ will not materially affect the issuer's capabilities to perform its debt obligations.

That is why it is possible to state that the issuer's exposure to risks related to the change of foreign currency exchange rate is minimal, as the share of the issuer's obligations in foreign currency is insignificant.

Hypothetical actions of the issuer in the event of negative impact of the change of currency rate and of interest rate on the issuer's activities:

In case of considerable devaluation of ruble the issuer is planning to put into effect the following arrangements:
- to conduct tough policy intended to the reduction of costs denominated in foreign currency, and also wherever possible to change terms and conditions of contracts with vendors;
- to revise the investment program;
- to take measures to improve the turnover of current assets, in the first place for account of reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation values, and also hypothetical actions of the issuer to reduce the said risk:

The inflation in Russia according to official figures at 2003 end was 12%, at 2004 end – 11,7%, at 2005 end – 10,9%, and at 2006 end – 9%. As per the data of Russia's Ministry of Economic Development in 2007 the inflation is expected to be at 6,5-8% level.

As regards the issuer's activities financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of price increases may result both in the reduction of communication services consumption, and in the growth of the issuer's costs (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of the drop of profit margin indicators.

Therefore in case of substantial excess of actual inflation values over the FR Government forecasts, and namely – if the inflation rates increase, the issuer is planning to take measures limiting the costs growth, the reduction of accounts receivable and the reduction of its average period.

The above-mentioned risks form the liquidity risk, i.e. the probability of incurring loss due to cash deficit at required time, and as consequence the issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the issuer's goodwill, etc.

The issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire VolgaTelecom, and also for its regional subsidiaries. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

The issuer is incurring deficit of own floating capital due to the growth of the Company's investment program. In 2003 - 2006 OJSC VolgaTelecom financed the deficit of floating capital for account of short-term loans with Russian banks and for account of issue of bonded loans in Russia's market. In case of sharp reduction in liquidity in the markets of debt instruments and in the RF banking system the issuer's borrowing of short-tern contract loans with Russian banks to cover the deficit of floating capital may result in the growth of interest rates under the raised funds, and as consequence to considerable growth of the cost of debt obligations servicing. In addition, sharp reduction in liquidity of Russia's markets may result in difficulties when obtaining the financing to cover the deficit of the issuer's floating capital.

The indicators of the issuer's financial reporting that are most exposed to the change as a result of impact of the said financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the issuer's opinion the basic indicators of the issuer's financial reporting – profit and accounts payable – are most exposed to the impact of above listed risks. The impact of financial risks on the level of proceeds is minimal. The issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered services would grow and the Company's profit would reduce which may be partially compensated by the tariffs increase and by reduction of amounts of borrowed funds.

2.5.4. Legal risks

The issuer is equally exposed to legal risks as other organizations in the Russian Federation. The issuer carries out its activities as communication operator and does not export commodities, works or services, so the legal risks related to the issuer's activities are described only for domestic market.

Risks related to the change of currency exchange regulation:

At present the issuer considers the risks related to the possibility of change of foreign currency law to be minimal. In connection with conduction of policy of currency exchange regulation liberalization the risks related to the change of foreign currency law are reducing.

Risks related to the change of tax legislation:

Russian tax legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in the Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be charged. Field tax inspection may cover the period not exceeding three calendar years directly preceding the year when the resolution was adopted to make the inspection.

In the management opinion as of June 30, 2007 the relevant provisions of legislation are interpreted by it upon the whole correctly and the probability of preserving the status in which the issuer is from the point of view of complying with the requirements of tax legislation is high. At the same time there is high probability that in some issues of interpretation of legislation requirements and charging of corresponding tax obligations the Company's management took the stance which subsequently may be considered by government fiscal authorities as the stance not having sufficient grounds. The issuer intends to protect its stance in these issues. The reporting as of June 30, 2007 does not have the adjustments which may be needed due to these uncertainties and the stance taken by the issuer.

The issuer's management believes that the issuer's tax liabilities for the reporting and previous tax periods were charged properly and completely reflected in the issuer's accounting statements. However, basing on the results of tax inspections of other companies of OJSC Svyazinvest group conducted recently, the issuer's management assumes the availability of the risk that tax authorities may lay to the issuer substantial tax claims in regard to the issues allowing for capability of ambiguous interpretation of tax legislation, and in particular on the issue of determining proceeds under the contracts of network interconnection. The issuer's management believes that the issuer has the arguments sufficient for successful contestation of potential claims in the court. However, at present the perspective of court proceeding in regard to tax claims is rather uncertain due to the lack of established court practice on these tax issues.

Risks related to the change of customs regulations and customs duties:

As most of the equipment acquired for communication services provision is imported or assembled from foreign make component parts, the change of customs control regulations and customs duties may bear for the issuer certain risks related to appreciation of acquired fixed assets.

Risks related to the change of requirements for the issuer's core activities licensing or the licensing of rights to utilize the objects the circulation of which is limited (natural resources including):

Licensed activities in communication services area is governed by:

- Federal Law "On communication" of 07.07.2003.

- RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions" which established the list of communication services subject to licensing and also the listing of license provisions for carrying out the activities.

- Ministry of IT and Communications orders № 31 "On approval of recommendations on the content of plan and economic feasibility of communication networks development which will be used for communication services provision" and № 32 "Requirements to the content of description of communication networks and communication facilities which will be used for communication services provision".

The said regulatory documents establish the requirements to the principles of communication networks organization, to RF spectrum resource utilization, to the start and end dates of services provision, to the territory of its operation and also to the procedure of connection to other networks and traffic transit.

Due to the fact that the validity term of licenses related to communication services provision was extended for a new period, the risks related to the change of requirements to core activities licensing are assessed as minimal.

Risks related to changes of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact its activities results and also the results of current legal proceedings in which the issuer is involved:

Substantial risks of change of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact the issuer's activities results and also the results of current legal proceedings are unlikely, as the current disputes do not materially affect the issuer's core activities, and as regards the disputes of licensing issues the issuer is not involved into them because there are no such disputes.

2.5.5. Risks related to the issuer's operation

Risks related to current legal proceedings in which the issuer is a party litigant:

The issuer is a defendant in a number of arbitration proceedings. The risk of unfavorable judgment for current proceedings is insignificant. In addition, the results of current disputes of the issuer with third parties will not be able to affect the issuer's core activities and its financial-economic standing as the volume of claims to the issuer under current disputes in relation to its total turnover is insignificant.

Risks related to the lack of capability to extend the validity terms of issuer's licenses for the execution of specific activity or for utilization of objects the circulation of which is limited (natural resources including):

A substantial reason related to the impossibility to extend the validity term of license for communication services provision for the purposes of on-air broadcasting is inopportunity of extending the validity term of license for mass media broadcasting by the owners of TV and radio broadcasting channels (for example, FGUE "VGTRK", Radio "Mayak" and Radio "Radio Rossii"), its notarized copy is a mandatory condition when filing the documents for the extension of validity term of license for communication services (item 4, Clause 30 of Federal Law № 126 "On communication").

By virtue of the Russian Federation President's Decree of 12.03.2007 № 320 "On Federal service of supervision in the area of mass communication, communications and cultural heritage protection" the Russian Federation Government adopted regulation of 06.06.2007 № 354 "On the approval of Regulations on Federal service of supervision in the area of mass communication, communications and cultural heritage protection". Due to the transfer of licensing functions to a new structure and the date of its operation start is not defined yet, there occur the risks related to the extension of validity term of licenses expiring in the near three months.

Risks related to potential liability of the issuer for the debts of third parties, including of the issuer's subsidiary companies:

The risks of occurrence of the issuer's potential liability for the debts of third parties, including of the issuer's subsidiary companies, are insignificant, as the issuer complies with the requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including subsidiary companies of the issuer, and also due to insignificant volume of furnished collateral.

Occurrence of loss of end-users whose share in the turnover is at least 10% of the total proceeds of sales of the issuer's products (works and services):

The issuer does not have the customers whose share in the turnover is at least 10% of the total proceeds of communication services sales.

2.5.6. Bank exposure

The issuer is not a credit institution.

III. Detailed information about the issuer

3.1. History of establishment and development of the issuer

3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand names:
Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company VolgaTelecom
ОАО "ВолгаТелеком"
OJSC VolgaTelecom

The issuer carries out its activities under the trade mark (service mark):
The number of the certificate of registration of the trade mark (service mark): ***231259***
Date of issue: ***15.12.2002.***
The body that issued the certificate: ***Russian agency for patents and trade marks***
Validity term: ***till 31.05.2012.***
OJSC VolgaTelecom is the possessor of right in relation to the following commodities (services): 38 (telecommunications) – telephony, telegraph communication, ILD, communication via the Internet, data transfer, communication channels for lease.
Color combination: blue, Eton blue, sky-blue and white.

Data on changes in the issuer's name and form of incorporation during the time of the issuer's existence:

1. Full brand name: ***State enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***SECIT "Rossvyazinform"***
Form of incorporation: ***state enterprise of communications and IT***
Introduced on: ***01.04.1991.***
The grounds for the name introduction: ***set up of the enterprise on the basis of the Order of the Ministry of communications***

2. Full brand name: ***Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***JSCOT "Svyazinform" of Nizhny Novgorod oblast***
Form of incorporation: ***Joint Stock Company of Open Type***
Introduced on: ***15.12.1993.***
The grounds for the name introduction: ***The name was introduced as a result of reorganization of state enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of the Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises, voluntary affiliation of state enterprises into joint stock companies" and the regulation of the Government of the Russian Federation dated of December 22, 1992 № 1003 "On privatization of communications enterprises".***

3. Full brand name: ***Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***OJSC "Nizhegorodsvyazinform"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***12.08.1996.***
The grounds for the name introduction: ***The name was introduced to reconcile it with the RF Civil Code and the Federal law "On joint stock companies".***

4. Full brand name: ***Open Joint Stock Company VolgaTelecom***
Abbreviated brand name: ***OJSC VolgaTelecom***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***28.06.2002***
The grounds for the name introduction: ***The name was introduced in accordance with the resolution of general meeting of shareholders of 28.06.2002, minutes № 10.***

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***
The issuer's state registration date: ***15.12.1993***
The name of the state registration body: ***Committee for management and control of city's property and land resources of the Administration of the city of Nizhny Novgorod.***

Certificate of making an entry into Uniform State Register of Legal Entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
The name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod.

3.1.3. Data on establishment and development of the issuer

In 1993 as a result of privatization of state enterprise of communications and IT "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 13 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activities. General objective of the Company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Affiliation to the area of service production determines the Company's major objective, which is to get additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the Company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started actively to upgrade communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 000 numbers per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's securities market. In 1997 the Company issued Level-I ADRs traded at present at the following exchanges:

Exchange	CUSIP (WKN)	ADR ticker	ISIN
OTC USA	928660109	VLGAY (VLGAY.PK)	-
Frankfurt Stock Exchange (FSE)	910415	NZH (NZHGy.F)	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Trading site of Germany (Xetra)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator in telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing local, DLD & ILD telephony services. The Company ranked the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 communications enterprises of the Volga region, there was established Open Joint Stock Company VolgaTelecom – communication enterprise of the Volga region.

The resolution on reorganization by way of incorporating to OJSC VolgaTelecom was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the incorporated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC VolgaTelecom adopted the decision on increasing the Company's authorized capital. Additional issue of shares was placed within the limits of authorized shares by converting the shares of incorporated communication operators of the Volga region into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Uniform State Register of Legal Entities; their property, assets, personnel were transferred to the appropriate regional subsidiaries of OJSC VolgaTelecom. The shares and bonds of these companies were converted into OJSC VolgaTelecom shares and bonds.

The incorporated company's network covers the territory of 665 000 square kilometers and provides communication services to more than 21 million people.

OJSC VolgaTelecom has the licenses to provide the services of local, intra-region telephony, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company provides the services of fixed line telephony, Internet and data transfer network, mobile communication, cable and digital TV, etc.

In 2005 the Company started to implement the project of the network upgrading and the expansion of the range of services provided on its base. It is NGN which was selected as the basic technology for OJSC VolgaTelecom network upgrading. In 2007 it is assumed to expand the network of NGN subscriber access in 5 regional subsidiaries of OJSC VolgaTelecom – Kirov, Penza, Samara, Udmurtia and Chuvash Republics. Soon, owing to new NGN-based equipment OJSC VolgaTelecom will be able to offer high-tech communication services, such as Triple Play (transmission of audio and video content, multi-media services via a single network) to its subscribers.

In May 2006 OJSC VolgaTelecom designed and introduced on the market of the Volga Federal district (11 regions) new brand "J" (TM) under which the Company provides ADSL-based wideband access services. Special content-services were also established for the subscribers:

- *J-net – social service, it enables the subscribers to download, store and exchange their own multi-media content (photo and video), to keep web log, to discuss and evaluate posted materials, to look for like-minded persons and friends, to communicate with*

them in subject groups or in the system of personal messages;

- *J-zone – the portal of popular multi-users' games;*
- *J-info – personal information portal of "J" user;*
- *J-play – portal of free of charge popular flash-games.*

As per IKS-Consulting, OJSC VolgaTelecom is among the largest Russian operators in the market of Internet access over dedicated line and at 2006 end is ranked the third. As of the last year end the number of subscribers connected to the Internet on the basis of ADSL technology exceeded 120 000.

The objective of the issuer's establishment:

To get profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the issuer's existence is not limited.

The issuer's mission:

To ensure the provision of wide range of telecom services to the customers of the Volga Federal district who enhance business efficiency.

3.1.4. Contact information

The issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

The issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

Location of the issuer's permanent executive body:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000

Phone: ***(831) 437 50 09, 437 50 00***

Fax: ***(831) 430 67 68***

E-mail: ***gd@vt.ru***

The address of the web-site in the Internet where the information on the issuer and securities issued by it is available: **http://www.vt.ru**

Location of the issuer's special department of shareholders and investors relations:

Department of securities

Dom Svyazi, M.Gorky square, Nizhny Novgorod city

Phone: ***(831) 430 06 68, 437 50 67***

Fax: ***(831) 437 51 40***

E-mail: ***d.sokolov@vt.ru***

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number: ***5260901817***

3.1.6. The issuer's regional subsidiaries and representation offices

Name: ***Kirov subsidiary***

PA validity term: ***through 30.12.2008***

Name: ***Nizhny Novgorod subsidiary***

PA validity term: ***through 30.12.2008***

Name: ***Orenburg subsidiary***
PA validity term: ***through 19.02.2008***

Name: ***Penza subsidiary***
PA validity term: ***through 01.07.2007***

Name: ***Samara subsidiary***
PA validity term: ***through 01.07.2007***

Name: ***Saratov subsidiary***
PA validity term: ***through 17.10.2007***

Name: ***Ulyanovsk subsidiary***
PA validity term: ***through 10.04.2008***

Name: ***subsidiary in the Republic of Mariy-El***
PA validity term: ***through 28.09.2007***

Name: ***subsidiary in the Republic of Mordovia***
PA validity term: ***through 01.07.2007***

Name: ***subsidiary in the Republic of Udmurtia***
PA validity term: ***through 30.12.2007***

Name: ***subsidiary in Chuvash Republic***
PA validity term: ***through 01.07.2007***

3.2. The issuer's core economic activities

3.2.1. The issuer's industry classification

64.20 - Activities in communications area

The codes of main industry's trends of the issuer's activities in accordance with OKVED:

OKVED activity codes	The name of the activity in accordance with OKVED code
64.20.11	*Activities in telephony*
64.20.12	*Activities in recording communication*
64.20.21	*Activities in transmission (broadcasting) and distribution of TV programs*
64.20.22	*Activities in transmission (broadcasting) and distribution of sound radio programs*
64.20.3	*Other activities in communications*

3.2.2. The issuer's core economic activities

Information about core economic activities (activities, products (works and services types) which ensured at least 10% of the issuer's proceeds (revenue) for the reporting period:

The core activities i.e. prevailing and having priority importance for the issuer economic activities are the provision of electric communications services in the Volga Federal district within the limits of licensed territory for communications services.

The changes of the amount of the issuer's proceeds (revenue) from the core economic activities by 10 and more percent vs. the previous year reporting period and the reasons of such changes:

The services ensuring at least 10% of the issuer's proceeds amount in quarter 2 of 2007 were:
- intra-region communication services (within the limits of ABC zone of one subject of the Federation);
- local telephony services;
- connection and traffic transit services;
- Internet access services.
Sales performances of these services are provided in the table below.

Major types of products (works and services) which ensured more than 10% of sales volume:

Indicator's description	Q 2-2007
Proceeds amount from intra-region communication services sales, RUR thousand	*1 196 459*
Share of total proceeds amount, %	*19,2*
Proceeds amount from local telephony services sales, RUR thousand	*2 818 531,7*
Share of total proceeds amount, %	*45,3*
Proceeds amount from connection and traffic transit services sales, RUR thousand	*880 151*
Share of total proceeds amount, %	*14,1*
Proceeds amount from Internet access services sales, RUR thousand	*648 884*
Share of total proceeds amount, %	*10,4*

The growth rate of communications services revenue for quarter 2 of 2007 vs. quarter 2 of 2006 amounted to 123,4%.

The growth of revenue in quarter 2 of 2007 vs. similar period of the past year was materially affected by the introduction since 01.07.2006 of new procedure of payment for outgoing calls from fixed phone sets to cellular phones and settlements with connected operators, and also aggressive promotion of new services with high added value.

Lately, the development of the following services was prioritized: Internet services, ISDN networks, IP-telephony, intelligent networks, videoconferencing, etc. The share of new technologies-based services in proceeds is constantly growing and at quarter 2-2007 end it amounts to 12,4%. In quarter 2 of 2007 RUR 771,3 million of revenue were generated by new technologies-based services (growth rate vs. quarter 2 of 2006 is 150,4%).

Seasonal nature of the issuer's core economic activities:

Communications services are not referred to seasonal activities.

The issuers whose securities are allowed for circulation by trading organizers in securities market additionally describe overall structure of the issuer's prime cost:

Overall structure of the issuer's prime cost for quarter 2 of 2007 for the specified items is referenced in per cent of the total prime cost:

Costs item description	Q 2-2007
Raw materials and supplies, %	5,64
Acquired component parts, semi-finished products, %	0,00
Works and services of production nature executed by outside entities, %	6,49
Fuel, %	1,30
Electric power, %	2,21
Wage costs, %	31,80
Interest on credits, %	0,00
Rental fee, %	1,37
Benefits-related deductions, %	7,33
Property, plant and equipment depreciation, %	18,03
Taxes included into prime cost of products, %	0,15
Other costs, %	25,68
Amortization of intangible assets, %	0,00
Remuneration for rationalization proposal, %	0,00
Compulsory insurance payments, %	0,04
Entertainment allowance, %	0,01
Other, %	25,63
Total: expenses for production and sales of products (works and services) (prime cost), %	100,00
Proceeds from sales of products (works and services), % to prime cost	132,73

Essential new types of products (works and services) offered by the issuer in the market of its core activities (to the effect that it matches public information about such types of products (works and services):

Lately, the development of the following services was prioritized: Internet access services, ISDN networks, intelligent networks, videoconferencing, etc. The share of new technologies-based services in proceeds is constantly growing and at quarter 2 of 2007-end it amounts to 12,3% (in 2006 – 10,6%).

Standards (rules) in accordance with which the accounting statement was prepared and the calculations shown in this item were made:

1. Accountancy decree "Accounting policy of organization" (ПБУ 1/98), approved by RF Ministry of Finance Order N 60н of 09.12.1998;

2. Accountancy decree "Accounting of agreements (contracts) for capital construction" (ПБУ 2/94), approved by RF Ministry of Finance Order N 167 of 20.12.1994;

3. Accountancy decree "Accounting of assets and liabilities the cost of which is denominated in foreign currency" (ПБУ 3/2006), approved by RF Ministry of Finance Order N 154н of 27.11.2006;

4. Accountancy decree "Accounting statement of organization" (ПБУ 4/99), approved by RF Ministry of Finance Order N 43н of 06.07.1999;

5. Accountancy decree "Accounting of inventories" (ПБУ 5/01), approved by RF Ministry of Finance Order N 44н of 09.06.2001;

6. Accountancy decree "Accounting of property, plant and equipment" (ПБУ 6/01), approved by RF Ministry of Finance Order N 26н of 30.03.2001;

7. Accountancy decree "Events occurring after the balance sheet date" (ПБУ 7/98), approved by RF Ministry of Finance Order N 56н of 25.11.1998;

8. Accountancy decree "Contingency" (ПБУ 8/01), approved by RF Ministry of Finance Order N 96н of 28.11.2001;

9. Accountancy decree "Organization's income" (ПБУ 9/99), approved by RF Ministry of Finance Order N 32н of 06.05.1999;

10. Accountancy decree "Organization's expenses" (ПБУ 10/99), approved by RF Ministry of Finance Order N 33н of 06.05.1999;

11. Accountancy decree "Information about affiliated persons" (ПБУ 11/2000), approved by RF Ministry of Finance Order N 5н of 13.01.2000;

12. Accountancy decree "Segment information" (ПБУ 12/2000), approved by RF Ministry of Finance Order N 11н of 27.01.2000;

13. Accountancy decree "Accounting of government assistance" (ПБУ 13/2000), approved by RF Ministry of Finance Order N 92н of 16.10.2000;

14. Accountancy decree "Accounting of intangible assets" (ПБУ 14/2000), approved by RF Ministry of Finance Order N 91н of 16.10.2000;

15. Accountancy decree "Accounting of loans and credits and of costs for their servicing" (ПБУ 15/01), approved by RF Ministry of Finance Order N 60н of 02.08.2001;

16. Accountancy decree "Information about discontinuing operation" (ПБУ 16/02), approved by RF Ministry of Finance Order N 66н of 02.07.2002;

17. Accountancy decree "Accounting of expenses for R&D and engineering works" (ПБУ 17/02), approved by RF Ministry of Finance Order N 115н of 19.11.2002;

18. Accountancy decree "Accounting of income tax expenses" (ПБУ 18/02), approved by RF Ministry of Finance Order N 114н of 19.11.2002;

19. Accountancy decree "Accounting of financial investments" (ПБУ 19/02), approved by RF Ministry of Finance Order N 126н of 10.12.2002;

20. Accountancy decree "Information about participation in joint activity" (ПБУ 20/03), approved by RF Ministry of Finance Order N 105н of 24.11.2003.

3.2.3. The issuer's raw products (materials) and vendors.

The issuer's vendors, their share being at least 10 percent of all supplies of materials and commodities (raw materials) for the reporting period:

Table №1

Year	Product description	Region, name and address of product vendors			Procurement volume (RUR, thousand)	% in total volume of supplies
		Region	Name of product vendors	Address of product vendors		
1	2	3	4	5	6	7
2007	Work clothes	The Volga	CJSC "Khimoptorg"	Mekhanizatorov street 3, Berezovaya Poima, Nizhny Novgorod city, 603055	4 477,0	1,395
2007	Wood poles	The Volga	OJSC "Svyazstroi-4"	1-st Promyshlennaya street 23, Saransk town, Mordovia Republic, 440034	15 618,1	4,866
2007	Fiber-optic cable	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	31 409,7	9,787
2007	Cable with metal cores	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	178 314,1	55,561
2007	Instrumentation equipment	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	14 685,7	4,576
2007	Electric power supply devices	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	10 818,8	3,371
2007	Items for communication links	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	37 563,2	11,704
2007	Diesel power plants	Central	LLC "Tekhno-Comm"	Building 1, Academician Anokhin street 38, Moscow, 119602	4 031,4	1,256
2007	Wet batteries (racks including)	Central	LLC "Tekhno-Comm"	Building 1, Academician Anokhin street 38, Moscow, 119602	3 934,9	1,226
2007	Cars	The Volga	LLC "Avtorai"	Moskovskoe shosse 17-a, Ulyanovsk city, 432026	2 748,6	0,856
2007	Cars	The Volga	LLC "ATD Vega"	Moskovskoe shosse 72, Ulyanovsk city, 432026	2 665,0	0,830
2007	Cars	The Volga	LLC "L-Premium"	Moskovskoe shosse 86-a, Nizhny Novgorod city, 603028	2 586,2	0,806
2007	Cars	The Volga	LLC "Luidor-Service"	Moskovskoe shosse 94-a, Nizhny Novgorod city, 603028	1 644,3	0,512
2007	Cars	The Volga	LLC "Motom"	Ryabikov street 21-6, Ulyanovsk city, 432045	1 009,7	0,315
2007	Cars	The Volga	LLC "TSS NN"	Vedenyapin street 21, Nizhny Novgorod city, 603016	1 127,0	0,351
2007	Cars	The Volga	LLC "UAZavtocenter"	Mashinostroiteley street 118-a, Ioshkar Ola town, 424007	1 689,5	0,526
2007	Office appliances	Central	CJSC "VERICEL Projects"	Building 2, Kominterna street 7, Moscow, 129327	5 602,7	1,746
2007	Office appliances	The Volga	LLC "Company OnLine"	I.Romanov street 2, Nizhny Novgorod city, 603002	1 010,3	0,315
	TOTAL				**320 936,1**	**100,0**

Including the vendors whose share is at least 10% of all supplies of materials and products (raw products) under contracts of logistics

support contracts of OJSC VolgaTelecom

2007	Cables	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	272 791,5	85,0

Information about price changes by more than 10% for key materials and products (raw materials) during the relevant reporting period vs. the relevant reporting period of the past fiscal year:

Table №2

Price changes by more than 10% for key materials and products (raw materials) during the relevant reporting periods

№	Product description	Measure unit	Q II-2006		Q II-2007		Price change, %
			Price, exclusive of VAT, RUR	Price, inclusive of VAT, RUR	Price, exclusive of VAT, RUR	Price, inclusive of VAT, RUR	
	Communications cable with metal cores, conventional						
1	Telephone cable ЗКПБм 1*4*1,2	km	55 655,80	65 673,84	67 331,32	79 450,96	**21,0**
2	Telephone cable ЗКПм 1*4*1,2	km	34 023,00	40 147,14	40 942,48	48 312,13	**20,3**
3	Telephone cable КСПЗП 2*4*0,9	km	31 588,90	37 274,90	37 853,51	44 667,15	**19,8**
4	Telephone cable П-274М	km	2 311,00	2 726,98	2 634,56	3 108,78	**14,0**
5	Telephone cable ТПВ 50*2*0,5	km	66 799,70	78 823,65	91 036,78	107 423,40	**36,3**
6	Telephone cable ТППэп 500*2*0,64	km	980 024,10	1 156 428,44	1 084 194,88	1 279 349,96	**10,6**
7	Telephone cable ТППэп 900*2*0,4	km	768 626,20	906 978,92	929 300,04	1 096 574,04	**20,9**
	Fiber-optic communications cable						
1	Fiber-optic cable ДАО-032К08-06-2,7/0,6-К:026А/006Н	km	51 720,00	61 029,60	66 457,73	78 420,12	**28,5**
2	Fiber-optic cable ДПС-012А06-04-10,0/0,8	km	36 444,28	43 004,25	44 097,58	52 035,14	**21,0**
3	Fiber-optic cable ОКБ-0,22-12П	km	36 444,28	43 004,25	44 097,58	52 035,14	**21,0**
4	Fiber-optic cable ОКБ-0,22-20П	km	49 082,58	57 917,44	53 990,84	63 709,19	**10,0**
5	Fiber-optic cable ОКБ-0,22-24П	km	54 648,39	64 485,10	60 113,23	70 933,61	**10,0**
6	Fiber-optic cable ОКБ-0,22-4П	km	24 667,50	29 107,65	36 508,00	43 079,44	**48,0**
7	Fiber-optic cable ОКБ-0,22-8П	km	32 085,00	37 860,30	38 822,85	45 810,96	**21,0**
8	Fiber-optic cable ОКЛ-0,22-4П	km	22 925,34	27 051,90	27 051,90	31 921,24	**18,0**
9	Fiber-optic cable ОПС-008А08-7,0/1,0	km	27 393,39	32 324,20	34 028,50	40 153,63	**24,2**
10	Fiber-optic cable ОПС-012А12-7,0/1,0	km	33 803,10	39 887,66	37 183,41	43 876,42	**10,0**

	Items for communication links						
1	VM Scotch tape ® vinyl-mastic resin tape, 38 mm x 6 m	Coil	196,42	231,78	237,53	280,29	**20,93**
2	VM Scotch tape ® vinyl-mastic resin tape, 101 mm x 3 m	Coil	363,91	429,41	414,64	489,28	**13,94**
3	4407-A lockup compound, packing 94 g	Packet	139,69	164,84	162,95	192,29	**16,65**
4	4407-B lockup compound, packing 209 g	Packet	204,08	240,82	232,52	274,37	**13,93**
5	4407-C lockup compound, packing 420 g	Packet	305,60	360,61	348,37	411,07	**13,99**
6	4407-D lockup compound, packing 675 g	Packet	441,51	520,99	503,11	593,66	**13,95**
7	25T GND strip,, 12.7 mm x 7.5 m	Piece	1 125,29	1 327,84	1 477,34	1 743,26	**31,29**
8	4411-B sealant for bases, packing 190 g	Packet	332,87	392,78	379,31	447,59	**13,95**
9	4411-D sealant for bases, packing 500 g	Packet	607,21	716,51	692,08	816,65	**13,98**
10	4411-A sealant for bases, packing 96 g	Packet	282,32	333,14	321,80	379,73	**13,99**
11	Scotchlok® 4462 screen connector, more than 100 pairs	Piece	28,53	33,66	32,59	38,46	**14,25**
12	2900R Scotch® mastic resin tape, 38 mm x 1.5 m	Coil	243,93	287,84	280,72	331,25	**15,08**
13	Scotchlok ® 4460-D screen connector, up to 100 pairs	Piece	28,53	33,66	32,59	38,46	**14,25**
14	MS2™ 4005-DPM/TR linking connector for 25 pairs, core - 0.32 - 0.7 mm	Piece	63,76	75,24	72,58	85,64	**13,82**
15	MS2™ 4008-D/TR paralleling connector for 25 pairs, core - 0.32 - 0.7 mm	Piece	29,36	34,65	33,41	39,43	**13,79**
16	2531 Assembly kit Fibrlok™ (without shear)	Set	30 818,97	36 366,38	35 067,01	41 379,07	**13,78**
17	2530 Assembly kit Fibrlok™ (with shear)	Set	73 084,99	86 240,28	83 380,34	98 388,80	**14,09**
18	2501 Assembly instrument Fibrlok™	Piece	1 962,87	2 316,19	2 233,54	2 635,58	**13,79**
19	4415 Kit for cable cleaning (10 cloths and wipers)	Set	437,11	515,79	498,18	587,85	**13,97**
20	4416 Kit for channels sealing (for 4 channels)	Set	1 942,67	2 292,35	2 277,89	2 687,91	**17,26**
21	UDW2 Scotchlok® double connector, core 0.9 – 1.3 mm	Piece	28,32	33,41	33,18	39,15	**17,18**
22	88T Scotch® vinyl tape, 38 mm x 13 m	Coil	104,03	122,76	128,77	151,95	**23,78**
23	88T Scotch® vinyl tape, 19 mm x 18 m	Coil	72,78	85,88	89,54	105,65	**23,02**
24	88T Scotch® vinyl tape, 19 mm x 10.8 m	Coil	41,53	49,01	55,04	64,94	**32,53**
25	88T Scotch® vinyl tape, 25 mm x 10.8 m	Coil	50,34	59,40	66,36	78,31	**31,83**
26	8882-A sealing gel, packing 90 mL	Packet	134,45	158,65	153,37	180,98	**14,07**
27	8882-C sealing gel, packing 385 mL	Packet	282,32	333,14	321,80	379,73	**13,99**
28	8882-D sealing gel, packing 659 mL	Packet	400,19	472,23	456,27	538,40	**14,01**
29	8882-E sealing gel, packing 292 mL	Packet	216,46	255,42	246,76	291,18	**14,00**
30	UB2A Scotchlok® connector, paralleling, core 0.4 - 0.9 mm	Thousand pieces	1,85	2,19	2,11	2,49	**13,65**
31	UR2 Scotchlok® Y-connector, core 0.4 - 0.9 mm	Thousand pieces	1,49	1,75	1,84	2,18	**24,03**
32	MS2™ 4000-D/TR connector for 25 pairs, core 0.32 - 0.7 mm	Piece	28,32	33,41	34,23	40,40	**20,90**
33	MS2™ 4075-S capsule with filler material (for connectors of 4000 or 4008 types)	Piece	48,03	56,68	65,31	77,06	**35,97**
34	MS2™ 4077-B capsule with filler material (for joining connectors 4000 and 4005)	Piece	53,28	62,87	72,68	85,76	**36,43**

35	STD-W:M coding tapes, color, in dispenser	Piece	342,51	404,17	382,69	451,57	**11,73**
36	2178-LS sealing rubber gasket	Piece	1 092,57	1 289,23	1 208,73	1 426,30	**10,63**
37	STD-O:9 coding tapes, numerical tagging, in dispenser	Piece	289,03	341,06	322,96	381,09	**11,74**
38	2529 Fibrlok™ II universal, optical connector	Piece	211,84	249,98	234,37	276,56	**10,63**
39	MS2™ 9700-10G/TR connector for 10 pairs, core 0.4 - 0.9 mm, with filler material	Piece	40,06	47,27	46,87	55,31	**17,01**
40	UY-2 Scotchlok® connector, core 0.4 - 0.9 mm, (1000 pieces in a box)	Piece	0,90	1,06	1,02	1,21	**13,98**
41	MS2™ 9700-10/TR connector for 10 pairs, core 0.4 - 0.9 mm	Piece	30,62	36,14	35,06	41,37	**14,48**
42	MS2™ 9705-10/TR linking connector for 10 pairs, core 0.4 - 0.9 mm	Piece	89,98	106,18	102,70	121,19	**14,14**
43	MS2™ 9708-10/TR paralleling connector for 10 pairs, core 0.4 - 0.9 mm	Piece	35,66	42,08	40,81	48,15	**14,44**
44	MS2™ 9777-S capsule with filler material (for connectors of 9700 or 9708 types)	Piece	33,56	39,60	38,34	45,24	**14,25**
45	STG2 C2 K10 plinth with open contacts for section LSA PLUS (C252821A)	Piece	112,21	132,41	127,90	150,92	**13,98**
46	MBCCK 200/300 universal, compression coupling for 200-300 pairs	Piece	2 522,40	2 976,44	2 902,49	3 424,94	**15,07**
47	MBCCK 300/500 universal, compression coupling for 300-500 pairs	Piece	2 786,68	3 288,29	3 237,62	3 820,39	**16,18**
48	BCCK 10 compression, box coupling for 10 pairs	Piece	479,48	565,79	563,24	664,63	**17,47**
49	BCCK 20/30 compression box coupling for 20/30 pairs	Piece	700,97	827,15	806,57	951,75	**15,06**
50	BCCK 50 compression box coupling for 50 pairs	Piece	784,87	926,15	903,07	1 065,62	**15,06**
51	BCCK 100 compression box coupling for 100 pairs with Armorcast™	Piece	1 201,00	1 417,19	1 381,98	1 630,74	**15,07**
52	MBCCK 20 compression splice box for 20 pairs	Piece	796,40	939,76	916,62	1 081,61	**15,09**
53	MBCCK 30/50 compression splice box for 30/50 pairs	Piece	838,56	989,51	1 037,45	1 224,20	**23,72**
54	MBCCK 100 compression splice box for 100 pairs with Armorcast™	Piece	1 333,14	1 573,11	1 534,06	1 810,19	**15,07**
55	BCCK 100 compression box coupling for 100 pairs	Piece	1 035,51	1 221,91	1 191,47	1 405,93	**15,06**
56	Cleaning cloths	Piece	38,59	45,54	43,82	51,71	**13,54**
57	Armorcast™ structural material, 1.5 m x 97 mm, and a pair of gloves	Coil	180,66	213,18	212,52	250,77	**17,63**
58	2524 optical cassette for Fibrlok	Piece	570,30	672,95	982,26	1 159,06	**72,24**
59	2900R Scotch® mastic resin tape, 38 mm x 1.5 m	Coil	241,22	284,64	280,72	331,25	**16,37**
60	4413-S Scotchcast™ cleaning fluid for 200 pairs	Set	354,05	417,78	446,36	526,71	**26,07**
61	4413-L Scotchcast™ cleaning fluid for 600 pairs	Set	472,98	558,11	622,27	734,28	**31,57**
62	Warning sign	Piece	342,77	404,47	798,00	941,64	**132,81**
63	5 litre cylinder for gas-fired burner	Piece	603,20	711,78	940,80	1 110,14	**55,97**
64	БКТО 2/100 with open skirtboards	Piece	1 835,06	2 165,37	2 114,06	2 494,59	**15,20**
65	БКТО 2/200 with open skirtboards	Piece	3 201,01	3 777,19	3 754,10	4 429,84	**17,28**
66	Boxes БКТ 100x2	Piece	584,64	689,88	924,00	1 090,32	**58,05**
67	Boxes БКТ 10x2	Piece	110,03	129,84	192,50	227,15	**74,95**
68	Boxes БКТ 20x2	Piece	170,52	201,21	253,00	298,54	**48,37**
69	Boxes БКТ 30x2	Piece	243,60	287,45	320,10	377,72	**31,40**
70	Boxes БКТ 50x2	Piece	316,68	373,68	442,20	521,80	**39,64**

71	Sealant Vilad (300 g)	Packet	197,44	232,98	246,40	290,75	**24,80**
72	Sealant Vilad-31 (90 g)	Packet	68,64	81,00	119,00	140,42	**73,36**
74	Protective zinc-coated duct 60 x 1000	Piece	37,47	44,21	87,32	103,04	**133,06**
75	Insulator РФО-16	Piece	10,30	12,15	18,20	21,48	**76,76**
76	Insulator ТФ-12	Piece	10,30	12,15	20,02	23,62	**94,43**
77	Insulator ТФ-16	Piece	11,53	13,61	20,46	24,14	**77,42**
78	Cable bay	Set	1 910,52	2 254,41	2 674,73	3 156,18	**40,00**
79	Hot melt adhesive КР-1	kg	252,42	297,85	357,50	421,85	**41,63**
80	Climbing irons КМ-1	Pair	1 092,58	1 289,25	1 752,67	2 068,16	**60,42**
81	Climbing irons КМ-2	Pair	1 166,95	1 377,00	2 077,46	2 451,40	**78,02**
82	Bracket ККЧ-2	Piece	70,53	83,22	78,65	92,81	**11,52**
83	Bracket ККЧ-3	Piece	100,77	118,91	117,37	138,50	**16,47**
84	Bracket ККЧ-4	Piece	178,47	210,59	214,50	253,11	**20,19**
85	Metal box КРТУ-10	Piece	146,16	172,47	183,58	216,62	**25,60**
86	Universal box УК-2Р	Piece	10,30	12,15	21,44	25,30	**108,23**
87	Hook КН-12	Piece	15,75	18,59	29,92	35,31	**89,92**
88	Hook КН-16	Piece	23,02	27,16	39,27	46,34	**70,60**
89	Universal manhole ЛУ	Pair	1 372,83	1 619,94	3 256,64	3 842,83	**137,22**
90	Tongue ЛП-4/5 for wire pulling	Piece	384,41	453,60	535,70	632,13	**39,36**
91	PE tape 40 mm	Coil	59,16	69,81	79,20	93,46	**33,87**
92	Telephone hatch ЛТ	Piece	1 628,78	1 921,95	2 116,00	2 496,88	**29,91**
93	Telephone hatch ТТ	Piece	2 712,49	3 200,74	3 682,00	4 344,76	**35,74**
94	Metal sleeve gaskets for asbestos pipes	Piece	9,72	11,47	12,43	14,67	**27,90**
95	Bitumen mastic МБ-70/60	kg	10,30	12,15	19,69	23,23	**91,23**
96	Socket 2 МПР-5/6	Piece	160,38	189,25	233,74	275,81	**45,74**
97	Socket 2МРП-0,5	Piece	19,20	22,65	42,99	50,73	**123,92**
98	Socket 2МРП-1	Piece	27,84	32,85	57,32	67,64	**105,89**
99	Socket 2МРП-2	Piece	70,47	83,15	99,67	117,61	**41,44**
100	Socket 3МПР-5/6	Piece	151,88	179,21	233,74	275,81	**53,90**
101	Socket 3МРП-0,5	Piece	27,63	32,61	42,99	50,73	**55,57**
102	Socket 3МРП-1	Piece	34,54	40,75	57,32	67,64	**65,97**
103	Socket 3МРП-1 with ТУТ	Set	213,55	251,99	248,82	293,61	**16,52**
104	Socket 3МРП-2/4	Piece	94,77	111,83	136,36	160,90	**43,88**
105	Socket 4МПР-0,5	Piece	64,75	76,40	85,95	101,43	**32,76**
106	Socket 4МПР-10/12	Piece	525,80	620,44	811,01	956,99	**54,24**
107	Socket МПП-0,5	Piece	14,42	17,01	28,64	33,80	**98,71**
108	Socket МПП-1	Piece	19,45	22,95	42,99	50,73	**121,03**

109	Socket МПП-10/12	Piece	363,26	428,65	518,30	611,59	**42,68**
110	Socket МПП-2	Piece	26,25	30,97	87,60	103,37	**233,78**
111	Socket МПП-2/4	Piece	75,08	88,60	107,12	126,40	**42,67**
112	Socket МПП-5/6	Piece	111,24	131,27	165,56	195,36	**48,83**
113	Communications cables metal hanger П-11	Piece	3,44	4,06	4,46	5,26	**29,48**
114	Communications cables metal hanger П-14	Piece	4,07	4,81	5,50	6,49	**35,04**
115	Communications cables metal hanger П-16	Piece	4,87	5,75	6,86	8,10	**40,98**
116	Communications cables metal hanger П-20	Piece	6,00	7,08	7,77	9,17	**29,56**
117	Lineman strap ПП-1Г	Piece	464,49	548,10	693,00	817,74	**49,20**
118	Mounting frame	Piece	3 459,66	4 082,40	4 664,00	5 503,52	**34,81**
119	Glass tape ЛЭСБ 02 x45 mm	Running meter	1,48	1,75	1,65	1,95	**11,56**
120	Transformer ТАМУ - 10С 240/30	Piece	461,70	544,81	753,50	889,13	**63,20**
121	Transformer ТАМУ - 25С 240/30	Piece	486,00	573,48	821,70	969,61	**69,07**
122	Tube ТУТ 100/50	m	86,32	101,85	136,00	160,48	**57,56**
123	Tube ТУТ 12/6	m	8,88	10,48	13,90	16,40	**56,55**
124	Tube ТУТ 16/8	m	12,34	14,56	19,40	22,89	**57,23**
125	Tube ТУТ 20/10	m	15,96	18,83	25,00	29,50	**56,68**
126	Tube ТУТ 24/12	m	21,35	25,19	33,50	39,53	**56,90**
127	Tube ТУТ 30/15	m	21,40	25,25	41,40	48,85	**93,46**
128	Tube ТУТ 35/15	m	25,52	30,11	43,40	51,21	**70,10**
129	Tube ТУТ 40/20	m	36,05	42,54	61,10	72,10	**69,47**
130	Tube ТУТ 50/20	m	43,58	51,42	69,00	81,42	**58,35**
131	Tube ТУТ 6/3	m	4,48	5,29	7,65	9,03	**70,80**
132	Tube ТУТ 60/30	m	49,01	57,83	83,50	98,53	**70,37**
133	Tube ТУТ 70/35	m	58,85	69,44	95,20	112,34	**61,78**
134	Tube ТУТ 8/4	m	5,81	6,86	9,08	10,71	**56,29**
135	Tube ТУТ 80/40	m	71,21	84,03	121,00	142,78	**69,92**
136	Device УКС-10 with carbon protector and fuse	Piece	659,55	778,27	1 153,60	1 361,25	**74,91**
137	Device УКС-20 with carbon protector and fuse	Piece	925,68	1 092,30	1 730,40	2 041,87	**86,93**
138	Cable grip, small ЧКМ-18/38	Piece	1 164,96	1 374,65	1 489,60	1 757,73	**27,87**
139	Cable grip, medium ЧКС-50/63	Piece	1 375,74	1 623,38	2 545,45	3 003,63	**85,02**
140	Cabinet ШР-1200М	Piece	11 245,28	13 269,43	12 874,40	15 191,79	**14,49**
141	Cabinet ШР-600М	Piece	8 110,42	9 570,29	9 434,93	11 133,22	**16,33**
142	Cabinet ШРП-150	Piece	2 614,93	3 085,61	3 108,00	3 667,44	**18,86**
143	Cabinet ШРП-300	Piece	4 553,61	5 373,27	5 915,00	6 979,70	**29,90**
144	Box ЯКГ-10/2	Piece	1 597,73	1 885,32	1 890,00	2 230,20	**18,29**
145	Box ЯКГ-20/2	Piece	2 093,64	2 470,50	2 520,00	2 973,60	**20,36**

	Telegraph iron wire						
1	Zinc-coated telegraph wire for overhead lines, GOST 1668-73, d-3,0 mm	Ton	21 591,2	25 477,56	24 829,7	29 298,99	**15,00**
2	Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-4,0 mm	Ton	20 070,0	23 682,58	23 080,5	27 234,99	**15,00**
3	Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-5,0 mm	Ton	20 070,0	23 682,58	23 460,0	27 682,80	**16,89**
4	Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-6,0 mm	Ton	20 070,0	23 682,58	22 332,7	26 352,55	**11,27**
5	Zinc-coated telegraph wire for overhead lines, GOST 15892-70, d-1,4 mm	Ton	26 201,8	30 918,15	30 132,1	35 555,87	**15,00**
6	Carbon steel rolled wire, Specs. ТУ 5282-94, d-6,5 mm	Ton	13 740,7	16 214,00	20 436,1	24 114,62	**48,73**
	Impregnated wood poles						
1	Impregnated pole L=6,5 m	Piece	840,00	991,20	1 000,00	1 180,00	**19,05**
2	Impregnated pole L=8,5 m	Piece	1 260,00	1 486,80	1 389,83	1 640,00	**10,30**
	Instrumentation						
1	Metal detector BM – 901	Piece	7 554	8 913,72	8 836,50	10 427,07	**17,0**
2	Route defect detector Poisk-210Д-2 (2)	Piece	33 070	39 022,60	41 352,08	48 795,45	**25,0**
3	Marker finder 3M Dynatel 2206	Piece	65 515	77 307,70	72 344,38	85 366,37	**10,4**
4	Cable finder 3M Dynatel 2273 E5 T3	Piece	143 685	169 548,30	165 993,46	195 872,28	**15,5**
5	Cable device ИРК-ПРО ALPHA	Piece	45 499	53 688,82	50 415,29	59 490,04	**10,8**
6	Crosstalk meter ИПЗ-АЛ	Piece	17 850	21063,00	21 096,63	24 894,02	**18,2**
7	Operative attenuation and crosstalk meter ADSL Delta-ПРО 3.31 (to 2 MHz) + Delta oscillator (to 2 MHz)	Piece	53 681	63 343,58	63 655,67	75 113,69	**18,6**
8	Attenuation and error monitoring meter Delta-ПРО-3.30	Piece	34 090	40 226,20	41 665,53	49 165,33	**22,2**
9	x DSL line analyzer An Com A7/333100/301	Piece	153 746	181 420,28	184 939,04	218 228,07	**20,3**
10	Sw/hw measuring complex An Com : An Com TDA5/37100/0007	Piece	128 520	151 653,60	167 641,42	197 816,88	**30,4**
11	Sw/hw measuring complex + PC P4-28(775)/512D3/120f/256GF5500/DVD±/F3Dom(29719) article EXTREM01	Piece	178 540	221 297,20	249 926,36	294 913,10	**33,3**
12	Subscriber's cable analyzer (DSL) ALT-2000 (ALT-05; ALT-09; ALT-TDR; ALT-12)	Piece	224 916	265 400,88	292 555,42	345 215,40	**30,1**
13	Subscriber's cable analyzer (DSL) (cables for connection to link)	Piece	232 686	274 569,48	286 637,02	338 231,68	**23,2**
14	Lightning protector tester (with the loop for testing 10 lightning protectors and with grounding loop)	Piece	32 765	38 662,70	55 224,70	65 165,15	**68,5**
15	Portable distribution frame device ПКП-60	Piece	26 980	31 836,40	31 200,38	36 816,45	**15,6**
16	Cable device REIS – 205/4	Piece	85 470	100 854,60	106 832,60	126 062,47	**25,0**
17	Reflection meter Reis – 105P	Piece	55 799	65 842,82	64 047,50	75 576,05	**14,8**
18	Pulse reflection meter РИ-10М 1	Piece	50 954	60 125,72	60 417,00	71 292,06	**18,6**
19	Pulse reflection meter РИ-20М	Piece	54 296	64 069,28	70 375,20	83 042,74	**29,6**
20	Reflection meter Р5-10/1	Piece	52 429	61 866,22	59 652,54	70 390,00	**13,8**
21	Link error monitoring device Ukol-15	Piece	22 641	26 716,38	27 564,40	32 525,99	**21,7**
22	Analysis of channels and interfaces E1 MAX-E1	Piece	39 900	47 082,00	52 081,92	61 456,67	**30,5**

23	Analysis of channels and interfaces E1 MAX-E2	Piece	39 900	47 082,00	52 081,92	61 456,67	**30,5**
24	E1 BERcut E1 analyzer (with jitter and bit pattern)	Piece	65 009	76 710,62	74 655,00	88 092,90	**14,8**
25	E1 BERcut E1 analyzer (with jitter and bit pattern +SLA)	Piece	93 652	110509,36	107 447,77	126 788,37	**14,7**
26	Optical reflection meter FTB-100 45 dB (cables and connectors)	Piece	424 450	500 851,00	532 853,30	628 766,89	**25,5**
27	Automatic welding unit SUMITOMO TYPE 37 (complete outfit)	Piece	411 075	485 068,50	520 545,20	614 243,34	**26,6**
28	Megohm meter ЭС0202/2Г	Piece	4 810	5 675,80	5 437,00	6 415,66	**13,0**
29	Electrical feed circuit tester MZC-303E	Piece	30 879	36 437,22	36 990,00	43 648,20	**19,8**
30	Phase-zero loop closing current meter Щ41160 (loop L-N)	Piece	12 159	14 347,62	17 253,00	20 358,54	**41,9**
31	Basic oscilloscope GDS 820 S	Piece	37 178	43 870,04	43 192,32	50 966,94	**16,2**
32	Frequency gauge Ч3-63	Piece	25 321	29 878,78	46 886,40	55 325,95	**85,2**
33	Signal injector (for settlements with subscribers) ГКС	Piece	5 000	5 900,00	6 932,20	8 180,00	**38,6**
34	Automated measuring complex PRIZMA	Piece	281 800	332 524,00	352 418,80	415 854,18	**25,1**
35	Portable digital anemometer ТКА-ПКА (model 50)	Piece	13 000	15 340,00	16 650,98	19 648,16	**28,1**

Share of import in supplies of materials and commodities for the last accomplished fiscal year and also for the reporting period:

There is no share of import in supplies of materials and commodities.

3.2.4. The issuer's products (works, services) sales markets

Major markets where the issuer is operating:

OJSC VolgaTelecom services are sold on the entire territory of the Volga Federal district of the Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

Major sales markets are Nizhny Novgorod and Samara oblasts:


Sales markets in Q 2-2007
25%
20%
15%
10%
5%
0%
7,3%
4,8%
4,8%
20,1%
11,1%
5,6%
15,4%
12,0%
7,3%
6,1%
5,7%
Kirov oblast
Republic of Mariy-El
Mordovia Republic
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
Udmurt Republic
Ulyanovsk oblast
Chuvash Republic

OJSC VolgaTelecom major markets from segments point of view are the following:

- ***Local and intra-region telephony market.***
- ***Internet and data transfer services market.***
- ***Cellular communication services market.***
- ***Connection and traffic transit services market (operator's market)***

The major end-user groups of communication services rendered by OJSC VolgaTelecom are the following:

- ***Household***
- ***Self-financing entities (large, medium and small)***
- ***State-financed organizations***

Indicator's description	2003	2004	2005	2006	Q 1-2007	Q 2-2007
Household revenue share, %	*57,2*	*56,5*	*57,0*	*54,9*	*55,8*	*55,2*
Self-financing entities revenue share, %	*34,7*	*35,6*	*35,1*	*37,1*	*36,3*	*36,8*
State-financed organizations revenue share,%	*8,1*	*7,9*	*7,9*	*8,0*	*7,9*	*8,0*

Potential factors that may negatively affect the issuer's sales of its products (works and services) and hypothetical actions of the issuer to reduce this impact:

The major negative factors which may affect OJSC VolgaTelecom services sales are the following:

- *change of legislation in communications industry;*
- *improvement of competition in telecommunications market, in the segments of high-yielding corporate clients and property developers, and also expected sharpening of competition in the area of new technologies and services.*

The Company's management conducts regular monitoring and control of change of key indicators characterizing the efficiency of the Company's activities in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the impact of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activities additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished period and the analysis of the Company's activities conditions change, the forecasts of economical development and marketing strategy are adjusted.

3.2.5. Data on the issuer's licenses

Data on the issuer's licenses are provided in item 3.2.9 setting additional requirements to the issuers whose core activities are communication services provision:

№№	LICENSE DESCRIPTION	LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM	THE NAME OF THE BODY THAT ISSUED THE LICENSE
1	Provision of local and intra-region telephony services	**№ 23245** of 04.10.2002 (before 04.10.2012)	RF Ministry of Communications and IT
2	Provision of local, DLD and ILD telephony services (by using the network of call offices, payphone network)	**№ 24345** of 28.11.2002 (before 28.11.2007)	RF Ministry of Communications and IT
3	Communications channels lease out	**№ 23246** of 12.09.2002 (before 12.09.2007) (new license **№ 49930** was obtained as prolongation of validity term of the existing license)	RF Ministry of Communications and IT
4	Provision of telematic services	**№ 23240** of 01.08.2002 (before 01.08.2007);	RF Ministry of Communications and IT
5	Data transfer communications services for the purposes of voice information transmission	**№ 48866** of 09.03.2007 (before 09.03.2012)	Federal Supervision Service in communications industry
6	Provision of telegraphy services	**№ 23243** of 14.11.2002 (before 14.11.2007)	RF Ministry of Communications and IT
7	Provision of data transfer services	**№ 23241** of 01.08.2002 (before 01.08.2007); (new license **№ 49931** was obtained as prolongation of validity term of the existing license)	RF Ministry of Communications and IT
8	Provision of services of sound programs broadcasting over wire broadcasting network	**№ 23721** of 12.09.2002 (before 12.09.2007)	RF Ministry of Communications and IT
9	Provision of cellular radio telephone communications services in the frequency range: NMT- 450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Mariy-El) IMT-MC 450 (Samara oblast)	 **№ 39201** of 01.02.2006 (before 01.02.2009) **№ 23244** of 28.11.2002 (before 17.03.2010) **№ 27602** of 18.08.2003 (before 18.08.2013)	RF Ministry of Communications and IT
10	Provision of mobile radio telephone	**№ 36742** of 28.11.2005 (before	Federal Supervision

	communications services	28.11.2010)	Service in communications industry
11	Provision of TV programs broadcasting services via cable TV network	1). **№ 46638** of 19.10.2007 (before 19.01.2012), Saratov city of Saratov oblast;	RF Ministry of Communications and IT
		2). **№ 41564** of 23.05.2006 (before 23.05.2011) issued to prolong the validity term of license № 26974), Nizhny Novgorod city	Federal Supervision Service in communications industry
		3). **№ 41563** of 18.08.2006 (before 18.08.2011) issued to prolong the validity term of license №27620) Samara city, Syzran town, Tolyatti town of Samara oblast;	Federal Supervision Service in communications industry
		4). **№ 44589** of 30.12.2006 (before 31.12.2011); Kirov city	Federal Supervision Service in communications industry
		5). **№ 38571** of 14.03.2006 (before 14.03.2011), Orenburg city	Federal Supervision Service in communications industry
		6). **№ 32182** of 27.06.2005 (before 27.06.2010) , the Republic of Mariy-El (Ioshkar Ola town, Sernur town)	Federal Supervision Service in communications industry
		7). **№ 32183** of 08.06.2005 (before 08.06.2010), Cheboksary town	Federal Supervision Service in communications industry
		8). **№ 31760** of 26.05.2005 (before 26.05.2010), the Republic of Mariy-El (Kozmodemiyansk town, settlement Medvedevo)	Federal Supervision Service in communications industry
		9). **№ 37277** of 12.12.2005 (before 12.12.2010), Neftegorsk town	Federal Supervision Service in communications industry
		10). **№ 42567** of 12.07.2006 (before 12.07.2011), Otradnyi town	Federal Supervision Service in communications industry
		11). **№ 43243** of 28.07.2006 (before 28.07.2011), settlement Orshanka, N.Toriyal in the Republic of Mariy-El	Federal Supervision Service in communications industry
		12). **№ 47903** of 09.02.2007 (before 09.02.2012), Izhevsk city	Federal Supervision Service in communications industry
		13). **№ 49536** of 09.03.2007 (before 09 03.2012), Arzamas, Vyksa, Krasnye Baki, Lukoyanov, Perevoz, Sergach, Sechenovo of Nizhny Novgorod oblast	Federal Supervision Service in communications industry
		14). **№ 49535** of 09.03.2007 (before 09.03.2012), Penza city	Federal Supervision Service in communications industry
		15). **№ 49537** of 09.03.2007 (before 09.03.2012), Saransk town, Ulyanovsk city	Federal Supervision Service in communications industry
12	Provision of services of on-air broadcasting of sound programs	**№ 39210** of 15.03.2006 (before 05.01.2010), Nizhny Novgorod oblast;	Federal Supervision Service in communications industry
		№ 31759 of 26.05.2005 (before 11.05.2010), Vyatskie Polyany, Kirov oblast	Federal Supervision Service in communications industry

13	Communications services for the purposes of on-air broadcasting	№ **31291** of 24.03.2005 before 05.04.2008, settlements in Kirov oblast	Federal Supervision Service in communications industry
14	Communications services for the purposes of on-air broadcasting (DVB-T standard)	№ **37341** of 12.12.2005 before 12.12.2010, Mordovia Republic	Federal Supervision Service in communications industry
15	Communications services for the purposes of on-air broadcasting	№ **31262** of 05.04.2005 before 05.04.2010, settlements in the Republic of Mariy-El	Federal Supervision Service in communications industry
16	Communications services for the purposes of on-air broadcasting	№ **32184** of 19.05.2005 before 19.05.2008, settlements in Mordovia Republic	Federal Supervision Service in communications industry
17	Communications services for the purposes of on-air broadcasting	№ **33078** of 15.07.2005 before 15.07.2010, Kilemary, the Republic of Mariy-El	Federal Supervision Service in communications industry
18	Communications services for the purposes of on-air broadcasting	№ **42003** of 19.06.2006 before 19.06.2011	Federal Supervision Service in communications industry
19	Communications services for the purposes of on-air broadcasting	№ **43244** of 28.07.2006 before 22.12.2010	Federal Supervision Service in communications industry
20	Communications services for the purposes of on-air broadcasting	№ **45179** of 24.10.2006 before 21.06.2011, settlements in Orenburg oblast	Federal Supervision Service in communications industry
21	Communications services for the purposes of on-air broadcasting	№ **49775** of 16.04.2007 before 22.12.2010, settlements in Orenburg oblast	Federal Supervision Service in communications industry
22	Communications services for the purposes of on-air broadcasting	№ **45180** of 24.10.2006 before 21.06.2011, settlements in Samara oblast	Federal Supervision Service in communications industry

23	Communications services for the purposes of on-air broadcasting	**№ 44494** of 21.09.2006 before 21.06.2011, Saratov oblast	Federal Supervision Service in communications industry
		№ 49538 of 09.03.2007 (before 09.03.2012) issued to prolong license № 23264 of 31.10.2002 (before 20.05.2007), Saransk town, Mordovia Republic	Federal Supervision Service in communications industry
		№ 38572 of 14.03.2006 (before 14.03.2009), settlements in Samara oblast	Federal Supervision Service in communications industry
		№ 36191 of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ 36164 of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ 47902 of 09.02.2007 (before 21.06.2011), Gladchikha, Kuzovatovo of Ulyanovsk oblast	Federal Supervision Service in communications industry
		№ 47901 of 09.02.2007 (before 21.06.2011), Levany, Nyr, Kirov oblast	Federal Supervision Service in communications industry
		№ 47904 of 09.02.2007 (before 21.06.2011), Surskoe, Inza, Radishchevo, Pavlovka	Federal Supervision Service in communications industry
		№ 49372 of 09.03.2007 (before 09.03.2012) Syzran, Khvorostyanka, Neftegorsk, Isakly, Kinel-Cherkassy of Samara oblast	Federal Supervision Service in communications industry
		№ 48479 of 05.03.2007 (before 05.03.2012), Rtishchevo, Atkarsk of Saratov oblast	Federal Supervision Service in communications industry
		№ 48478 of 05.03.2007 (before 05.03.2012), settlement Sovkhoznyi in Chuvash Republic	Federal Supervision Service in communications industry
		№ 48476 of 05.03.2007 (before 05.03.2012), 12 settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ 48477 of 05.03.2007 (before 05.03.2012), Orenburg city	Federal Supervision Service in communications industry
		№ 49342 of 09.03.2007 (before 09.03.2012), 10 settlements of Penza oblast	Federal Supervision Service in communications industry
24	Mobile radio communications services in PSTN	**№ 33679** of 28.07.2005 before 28.07.2008, the Republic of Mariy-El	RF Ministry of Communications and IT
25	Repair of measuring equipment	**№ 000383-P** of 21.01.2005 before 21.01.2010	Federal agency of technical regulation and metrology
26	For carrying out medical activities	**№ Г 793689 М 147** of 03.04.2003 (before 03.04.2008)	Nizhny Novgorod registration chamber
		№ 1421-П of 27.12.2002 (before 27.12.2007)	Ministry of Public Health of Udmurtia Republic
27	Activities of construction of buildings and structures of I and II criticality ratings in accordance with the state standard	**ГС-4-52-02-26-0-5260901817-002029-2** of 09.01.2003 (before 09.01.2008); **ГС-4-52-02-22-0-5260901817-001771-1** of 03.10.2002 (before 03.10.2007); **Д 324172** of 14.06.2002 (before 14.06.2007);	RF state committee for construction and housing and municipal complex

		ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (before 19.09.2007)	
28	Activities for fire prevention and extinguishing	**№ 1/01031** of 21.05.2003 (before 21.05.2008)	Main department of State fire fighting service
29	The right of use of subsurface resources	**ИЖВ № 00700** before 29.01.2021	Department of natural resources and environment protection of Russia's Ministry of Natural Resources for Udmurtia Republic
30	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of OJSC VolgaTelecom Saratov subsidiary	**СРТ № 00864** before 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Saratov oblast
31	The right to use subsurface resources to produce subsurface water by OJSC VolgaTelecom	**СМР №00968** before 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Samara oblast
32	The right to use subsurface resources to provide water for health complex	**СМР 01135** of 16.01.2006 before 06.09.2026	Territorial agency for use of subsurface resources for Samara oblast
33	The right to use subsurface resources to produce subsurface water for economic and drinking needs of children's health campus "Orbita"	**ЧЕБ №01295** before10.04.2013	Ministry of Natural Resources of Chuvash Republic
34	The right to use subsurface resources to produce subsurface water for economic and drinking needs	**ИШК №01818** before 25.02.2010	Area fund of information of natural resources and environment protection of Russia's Ministry of Natural Resources for the Republic of Mariy-El
35	Production of subsurface water to provide for technological needs of recreation camp "Vetchak"	**НЖГ № 00964** before 30.08.2010	Regional agency for subsurface resources use in the Volga Federal district
36	Production of subsurface water to provide for economic-drinking needs of "Impulse" complex	**ОМР 00679** before 06.09.2026	Samara's area fund of geological information
37	For carrying out the activities of hazardous waste handling	**М04/0011/Л** of 31.05.2004 (before 31.05.2009)	Ministry of Natural Resources of the Russian Federation
38	Technical maintenance of gas circuits (maintenance, repair and rehabilitation of gas pipelines, constructions and other objects required for operation of gas circuits)	**№ 43-ДГ-006918** (С) of 29.07.2003 before 29.07.2008	Russia's Gostekhnadzor
39	Installation, repair and servicing operations of fire fighting means ensuring fire security of buildings and constructions	**№ 2/01817** of 21.05.2003 (before 21.05.2008)	Russia's EMERCOM State department of State fire fighting service
40	For carrying out surveying and mapping activities, including: **1) 8.1.2.0.0** topographic mapping of general purpose and (or) its substantiation (correction) at scale 1:500 - 1:10 000, carried out at the plots of the area up to **1** square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; **2) 8.2.2.0.0**. topographic survey of underground and overground constructions (utilities) at 1:500 - 1:5000 scale, carried out at the plots	**ВВГ-01374К** of May 16, 2006 (before 16.05.2011)	Federal agency of surveying and mapping Ministry of Transport of the Russian Federation

	of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; For carrying out survey operations, including: **1) 5.2.0.0.0.** building and development of horizontal and altimetric survey networks during engineering surveys, construction and operation of buildings and structures, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities; **2) 5.4.0.0.0.** position finding of geodetic points and posts on the earth's surface by using geodetic satellite receivers (stand-alone position finding devices) when carrying out engineering surveys, construction and operation of buildings and constructions, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities	**ВВГ-01373Г** of May 16, 2006 (before May 16, 2011)	Federal agency of surveying and mapping Ministry of Transport of the Russian Federation
41	Engineering maintenance of ciphering equipment	**№ Б 325753** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
42	Provision of services in information encryption area	**Б 325754** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
43	Distribution of encryption (ciphering) equipment	**Б 325752** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
44	Educational activities	**№ 1501** of October 13, 2006 before 13.10.2009, Saransk town of Mordovia Republic	Ministry of Education of Mordovia Republic
45	Transportation of passengers by automobile transport	**№ АСС 52 000640** of 15.10.2002 (before 14.10.2007)	Licensing chamber
46	Transportation of passengers by truck transport	**№ ГСС 52 000639** of 15.10.2002 (before 14.10.2007)	Licensing chamber
	For radio broadcasting:		
47	Mass medium "Volna"	Series PB **№ 10333** of 30.06.2006 (before 03.07.2010)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
48	Mass medium "Pulse of Nizhny"	Series PB **№ 11370** of 13.02.2007 (before 12.11.2011) issued to extend the validity term of license № 7218 of 24.04.2003 (before 12.11.2006)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
49	Mass medium "Retro-Aliyans"	Series PB **№ 10316** of 29.06.2006 (before 16.02.2011)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
50	Mass medium "Radio "Russkyi lad"	Series PB **№ 7980** of 18.12.2003 (before 18.12.2008)	RF Ministry on press, TV and radio broadcasting, and mass media
51	Mass medium "Radio "Russkyi lad"	Series PB **№ 8552** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and

			cultural heritage protection
52	Mass medium "Radio "Russkyi lad"	Series PB **№ 8553** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
53	Mass medium "Radio "Russkyi lad"	Series PB **№ 8554** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
54	Mass medium "Radio "Russkyi lad"	Series PB **№ 8555** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
55	Mass medium "Radio "Russkyi lad"	Series PB **№ 9802** of 23.01.2006 (before 23.01.2011)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
56	Mass medium "Radio "Russkyi lad"	Series PB **№ 8820** of 06.04.2005 before 06.04.2010	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
57	Mass medium "TV-2000"	Series TB **№ 9454** of 02.11.2005 (before 01.11.2010)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
58	Mass medium "Radio on VolgaTelecom wave"	Series PB **№ 8567** of 24.11.2004 (before 05.07.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
59	Mass medium "Radio on VolgaTelecom wave"	Series PB **№ 8565** of 24.11.2004 (before 04.03.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
60	Mass medium "BTK-Inform"	Series TB **№ 11020** of 16.01.2007 (before 15.01.2012)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
61	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	**ЛФ/07-615-52** of 31.03.1999 (before 30.03.2004) On 29.07.2005 the documents were filed to re-execute the license	Federal Agency for Government Communications and Information
62	Activities and provision of services in the area of state secrets protection	**№ 154** of 29.01.2003 before 29.01.08. **№ 524** of 09.12.2002 before 09.12.07. **№ 194** of 17.06.2003 before 17.06.08. **№ 192** of 01.11.2003 before 01.11.08. **№ 665** of 19.04.2006 before 09.12.2007.	Area departments of Federal Security Service

63	Operations with the use of data making state secret	**№ 523** of 09.12.2002 before 09.12.07. **№ 523/1** of 19.12.2002 before 09.12.07. **№ 523/2** of 19.12.2002 before 09.12.07. **№ 523/3** of 19.12.2002 before 09.12.07. **№ 523/4** of 19.12.2002 before 09.12.07. **№ 523/5** of 19.12.2002 before 09.12.07. **№ 126** of 09.04.2003 before 10.04.08. **№ 126/1** of 09.04.2003 before 10.04.08. **№126/2** of 09.04.2003 before 10.04.08. **№ 193** of 17.06.2003 before 17.06.08. **№ 152** of 17.03.2003 before 17.03.08. **№152/1** of 17.03.2003 before 17.03.08. **№ 153** of 29.01.2003 before 29.01.08 **№ 153/4** of 29.01.2003 before 29.01.08. **№ 153/3** of 29.01.2003 before 29.01.08. **№ 153/2** of 29.01.2003 before 29.01.08. **№ 153/1** of 29.01.2003 before 29.01.08. **ЛЗ/180** of 09.12.2002 before 9.12.2010. **ЛЗ/180-01** of 09.12.2002 before 9.12.2010. **№ 775** of 15.02.2005 before 16.02.2010. **№ 775/1** of 15.02.2006 before 16.02.2010. **№ 775/2** of 15.02.2006 before 16.02.2010. **№ ЛЗ/180** of 09.12.2002 before 09.12.2010. **№ ЛЗ/180-01** of 09.12.2002 before 09.12.2010. **№ 842** of 25.08.2005 before 16.02.2010. **№ 843** of 25.08.2005 before 16.02.2010. **№461** of 24 07.2006 before 24.07.2009.	Area departments of Federal Security Service

Issuer's forecast as regards the probability of licenses extension:

Subject to compliance with necessary requirements and conditions in the course of services provision the validity term of most of the licenses will be extended. The conditions and the capability of licenses validity terms extension are connected with the licensee's operation without gross violations which is found out by regular checks of GosSvyazNadzor bodies. The issuer estimates the capability of basic licenses extension as quite high. The dates of the issuer's obligations to create the subscribers' base were performed in accordance with the licenses conditions.

1. For communications services licenses.

Upon the validity term expiry the licenses may be extended if all items of the license conditions are conformed, which is confirmed by the verification report of the territorial department of Rossvyaznadzor, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the licensor's attention – Federal Agency of supervisory control in communications industry. Due to the fact that the Law "On communication" as redrafted became effective, in order to get the license for providing

communications services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting.

The issuer's forecast as regards the probability of license extension: ***positive***

2. (for items 45-62 of the Table provided in this item) Broadcasting licenses are extended on the basis of the verification report of DSSCI (department of state supervision over communications and IT) confirming the compliance with the license conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by Federal service of supervision in the area of mass communications and cultural heritage protection.

The issuer's forecast as regards the probability of license extension: ***positive***

3. The licenses for the activities listed in items 21 – 44 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's attention.

3.2.6. The issuer's joint activity

Information about the issuer's joint activity for the reporting period:

For the reporting period the issuer did not carry out joint activity with other entities, the issuer did not conclude ordinary partnership deeds.

3.2.7. Additional requirements to the issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents

3.2.7.1. To joint stock investment funds.
The issuer is not a joint stock investment fund.

3.2.7.2. To insurance undertakings.
The issuer is not an insurance undertaking.

3.2.7.3. To credit institutions.
The issuer is not a credit institution.

3.2.7.4. To mortgage agents.
The issuer is not a mortgage agent.

3.2.8. Additional requirements to the issuers the core activities of which is mining operations

The issuer does not mine mineral resources.

There are no subsidiary (associated) companies of the issuer which are engaged in mining operations.

3.2.9. Additional requirements to the issuers the core activities of which is communications services provision

a) Communications services provision licenses

Basic provisions of licenses

1) Provisions of carrying out the activities in accordance with license № 23245.

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of local and intra-region telephony of public communication network, and also telephony services by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee when rendering local telephony services must provide a subscriber with the access to telematic services and to the services of intra-region, DLD & ILD telephony, and also to data transfer communications services, excluding the services of data transfer for the purposes of voice information transmission.

DLD & ILD telephony services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with operators of long distance and international communications of PSTN of the Russian Federation.

The licensee when rendering intra-region telephony services must provide a subscriber with the access to telematic services and to data transfer communications services, excluding the services of data transfer for the purposes of voice information transmission.

Provision of local and intra-region communications services, as per this license, by using microwave radio systems is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry's regulatory documents.

It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated as per the established procedure by the state radio frequency service with the Russian Federation Ministry of IT and Communications.

The license validity term: **before 04.10.2012**

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
In accordance with item 22 of the license provisions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.
In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.

The dates of performance of the said obligations: ***there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.***

The level of the issuer's performance of the said obligations: ***in accordance with scheduled check of supervisory bodies the license's provisions are currently complied with.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

2) Provisions of carrying out the activities in accordance with license № 24345.

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of local, DLD & ILD telephony of PSTN at the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast by using the network of call offices and payphone network being created by the licensee.

The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

The licensee has the right to use communications channels and physical circuits of communications network of other operators for value received in accordance with the Civil Code.

The license validity term: ***before 28.11.2007***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The level of the issuer's performance of the said obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

3) Provisions of carrying out the activities in accordance with license № 23241

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of data transfer of public communication network on the territory of the Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Data transfer services are provided by using the licensee's data transfer network.

The licensee has the right to connect the data transfer equipment to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communications channels and physical circuits of PSTN.

The licensee's data transfer equipment connection to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

The license validity term: ***before 01.08.2007***
Conditions and the capability of the license validity term extension:

Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
In accordance with license provisions for the activities in communications services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license requirements.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

4) Provisions of carrying out the activities in accordance with license № 23721

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of sound programs broadcasting via the wire broadcasting network on the territory of the following Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee's network is intended for broadcasting of sound programs of All-Russia and state regional companies.

Broadcasting of other programs is possible when the license for TV-radio broadcasting and appropriate contract with licensee-broadcaster are available.

The license validity term: ***before 12.09.2007***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the said obligations: ***There are no such obligations.***
The level of the issuer's performance of the specified obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

5) Provisions of carrying out the activities in accordance with license № 23244

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of PSTN by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Mariy-El.

Cellular communication services are provided by using the licensee's communications network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network-900 (PCN-900);

PCN-900, being created by the licensee, is connected to the Russian Federation PSTN at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

The license validity term: ***before 17.03.2010***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscriber gets the access to the service after its registration in the network's base.

The dates of performance of the said obligations: ***It is created simultaneously since the time of contracts conclusion with the subscriber.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

6) Provisions of carrying out the activities in accordance with license № 36742

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radio telephone communication of PSTN on the territory of cities and towns: Penza, Kamenka of Penza oblast; Saratov, Balashov of Saratov oblast; Kirov of Kirov oblast.

The licensee's communications network is created by using radio telephone communication equipment operating in the frequency range of 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

The licensee when providing communications services is obliged to observe the rules of communications networks connection and of their interaction as approved by the RF Government when connecting mobile radio telephone communication network of the licensee to PSTN, when connecting other communications networks to mobile radio telephone communication network of the licensee, when keeping the record of traffic and its transit in mobile radio telephone communication

network of the licensee and when keeping the record of traffic and its transit from (to) communications networks of other operators.

The license validity term: ***before 28.11.2008***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

7) Provisions of carrying out the activities in accordance with license № 23246

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide to users and subscribers technical capability of information transmission over channels and communication paths in analog and digital transmission systems of cable, overhead, microwave, satellite communication lines for transmission of communication signal within the boarders of one RF subject on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Provision of channels, communication paths and physical circuits to customers is allowed for arranging communications networks if their owners have appropriate licenses of the Russian Federation Ministry of IT and Communications (the Russian Federation Ministry of Communications, the Russian Federation State committee of Communications and IT, the Russian Federation State committee of Telecommunications), and also for arranging subscriber lines in order to get access to different communications networks in accordance with the rules of their construction and for internal production networks not providing communications services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for arranging subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.

The license validity term: ***before 12.09.2007***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

8) Provisions of carrying out the activities in accordance with license № 23243

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide telegraphy services (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Telegraphy services are provided by using the licensee's technical facilities. The installed capacity of switching and transmission telegraph facilities belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraphy services on the licensed territory.

The license validity term: ***before 14.11.2007***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Provisions of carrying out the activities in accordance with license № 23240

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide telematic services of PSTN (e-mail services, information resources access services, facsimile messages services,

information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

The license validity term: ***before 01.08.2007***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Provisions of carrying out the activities in accordance with license № 39201

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of cellular radio telephone communication of PSTN in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communications network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network 450.

The license validity term: ***before 01.02.2009***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***due to the adoption of RF Government Regulation №87 of 18.02.2005 "Standard requirements to communication operators' activities" the requirements to network installed capacity are not stipulated, so the performance of this item does not result in the operator's responsibility.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

11) Provisions of carrying out the activities in accordance with license № 27602

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of digital cellular radio telephone communication of PSTN in the frequency range of 450 MHz on the basis of IMT-MC 450 technology at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communications network, which is a part of IMT-MC 450-based Federal cellular network of the Russian Federation.

The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies of 453,00...457,4 MHz/463,0...467,4MHz.

The license validity term: ***before 18.08.2013***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

12) Provisions of carrying out the activities in accordance with licenses №№ 46638, 41564, 41563, 44589, 38571,32182, 32183, 31760, 37277, 42567, 43243, 47903, 49536, 49535, 49537

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs over cable TV networks on the territories of – Saratov city of Saratov oblast; Nizhny Novgorod city of Nizhny Novgorod oblast; Syzran town, Tolyatti town, Samara city, Neftegorsk town, Otradnyi town of Samara oblast; Kirov city of Kirov oblast; Orenburg city of Orenburg oblast; Ioshkar Ola town, Sernur town, Kozmodemiyansk town, settlement Orshanka, settlement Novyi Toriyal of the Republic of Mariy-El; Cheboksary town of Chuvash Republic.

The customers should be provided with the broadcasting of All-Russia TV-radio broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

The license validity term: ***before 19.01.2012, 23.05.2011, 18.08.2011, 31.12.2011, 14.03.2011, 27.06.2010, 08.06.2010, 26.05.2010, 12.12.2010, 12.07.2011, 28.07.2011, 09.02.2012, 09.03.2012, 09.03.2012 and 09.03.2012 accordingly.***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

13) Provisions of carrying out the activities in accordance with licenses №№ 39210, 31759, 31291, 37341, 31262, 32184, 33078, 42003, 43244, 45179, 49775, 45180, 44494, 49538, 38572, 36191, 36164, 47902, 47901, 47904, 49372, 48479, 48478, 48476, 48477, 49342.

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs at the territories of settlements of Saratov, Nizhny Novgorod, Samara, Kirov, Orenburg, Penza, Ulyanovsk oblasts, the Republic of Mariy-El, Chuvashia and Mordovia Republics.

The licensee should provide the customers with the communications services meeting the quality and technical standards.

The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communications in the Russian Federation.

The license validity term: ***before 05.01.2010, 11.05.2010, 05.04.2008, 12.12.2010, 05.04.2010, 19.05.2008, 15.07.2010, 19.06.2011, 22.12.2010, 21.06.2011, 22.12.2010, 21.06.2011, 21.06.2011,***

09.03.2012, 14.03.2009, 31.10.2008, 31.10.2008, 21.06.2011, 21.06.2011, 21.06.2011, 09.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 05.03.2012 and 09.03.2012 accordingly.

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

14) Provisions of carrying out the activities in accordance with license № 33679

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radio communication in PSTN at the territory of the Republic of Mariy-El.

Maximum number of the licensee's network subscribers – there are no such obligations.

The network is established by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communications and IT.

The category of the communications network - PSTN.

The license validity term: ***before 28.07.2008***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

15) Provisions of carrying out the activities in accordance with license № 48866

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide data transfer services for the purposes of voice information transmission at the territories of the following Republics and oblasts: the Republic of Mariy-El, Udmurtia Republic, Mordovia Republic, Chuvashia Republic, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast and Nizhny Novgorod oblast.

The services are provided by using technical facilities of the licensee's data transfer network.

The license validity term: ***before 09.03.2012***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements and of regulations governing these activities which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

Frequencies:

Permission for utilization of OJSC VolgaTelecom communications electronics

Territory	*Permission for utilization of radio frequency spectrum*	*Validity term*	*Miscellaneous*
Saratov city, Base Station (BS)-4	№ 05-025108 of 11.03.2006	Before 10.03.2016	330MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	Before 08.12.2007	330MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	Before 08.12.2007	330MHz
Saratov city	№ 05-025111 of 11.03.2006	Before 10.03.2016	330MHz
Settlement Pervomaiskyi, village Stepnyanka	№05-001045Д of 19.10.2005	Before 18.10.2015	330MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS-8, Syzran town BS-9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	Before 08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Tolyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	Before 08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	Before 08.12.2007	330MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	Before 08.12.2007	330MHz
"Serdobsk town – village Meshcherskoe"	№ 58-1368 of 14.08.2003	Before 14.08.2006	330MHz
Penza city	№ 06-003411Д of 08.08.2006	Before 07.08.2016	330MHz
Serdobsk town	№ 06-003408Д of 09.08.2006	Before 08.08.2016	330MHz
Penza city	№06-003407Д of 08.08.2006	Before 07.08.2016	330MHz
Penza city	№ 06-003410Д of 09.08.2006	Before 08.08.2016	330MHz
Gorodishche town	№ 58-1331 of 11.08.2003	Before 11.08.2006	330MHz
Village Lopatino	№ 06-003409Д of 09.08.2006	Before 08.08.2016	330MHz
Settlement Lunino	№ 1027985 of 22.08.2003	Before 11.09.2008	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	Before 02.12.2007	330MHz
Village Novyi Mir – settlement Ravenstvo	№ 05-001020Д of 19.10.2005	Before 19.10.2015	330MHz
Village Novyi Mir – village Melenino	№ 05-001433Д of 19.10.2005	Before 18.10.2015	330MHz

Village Shestakovka – village Kurtashka Village Tashla - village Borodinsk	№ 05-001044Д of 19.10.2005	Before 18.10.2015	330MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	Before 02.12.2007г	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	Before 02.12.2007г	330MHz
Kirov city	№ 07-000448Д of 11.01.2007	Before 10.01.2017	307,5125/343,5125 MHz 307,5375/343,5375 MHz 307,7375/343,7375 MHz 307,7625/343,7625 MHz
Kirov city	№ 07-000449Д of 11.01.2007	Before 10.01.2017	307,8375/343,8375 MHz 307,8875/343,8875 MHz 307,9125/343,9125 MHz 307,9375/343,9375 MHz
Ioshkar Ola town	№ 081-05-02/26314 of 02.06.2003	Before 10.01.2008	156-160MHz
Ioshkar Ola town BS-1,2,3,4	№ 07-005348 of 10.04.2007	Before 09.04.2017	890-915MHz
Mariy-El BS-148, 145, 147, 146, 151, 152, 157, 158, 153, 155, 161, 162,	№ 07-003212 of 16.05.2007	Before 15.05.2017	890-915MHz
Mariy-El	№ 05-023410 of 29.12.2005	Before 28.12.2015	1805,-1880/1710-1785MHz
Ioshkar Ola town, settlement Sotnur, settlement Alexeevskoe, settlement Izi-Kugunur, settlement Bolshoi Shoriyal, settlement Shor-Un'zha, settlement Russkie Shoi, settlement Studenka, settlement Kirino, settlement Mariets, settlement Ismentsy	№ 06-016569 of 22.12.2006	Before 21.12.2016	1805,-1880/1710-1785MHz
Volzhsk town, Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	Before 16.04.2008	935-960MHz

The Republic of Mariy-El	№ 04-005409 of 31.12.2004	Before 31.12.2014	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-000873 of 14.03.2006	Before 13.03.2016	890-915MHz 935-960MHz
The Republic of Mariy-El (17 BS)	№ 06-014544 of 19.12.2006	Before 18.12.2016	890-915MHz 935-960MHz
The Republic of Mariy-El (BS-7, 13, 10, 12, 17, 18, 28, 29, 30, 32, 33, 34, 35, 54, 38, 39, 40, 41, 42, 43, 45, 46, 47, 48, 49, 50, 51, 52, 6, 5, 8, 21, 22, 14, 19, 20, 16, 23, 37, 53)	№ 07-002991 of 23.05.2007	Before 22.05.2017	890-915MHz 935-960MHz
Samara oblast Village Kinel-Cherkassy	№ 05-006377 of 23.03.2005	Before 23.03.2015	417,5-419,5/395,0-397,0MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	Before 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast BS-Samara 5	№ 06-002263 of 14.04.2006	Before 13.04.2016	463,-467,4/453,0-457,4MHz
Samara oblast: BS-9, BS-11, BS-12, BS-13, BS-15, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25,BS-26, BS-27, BS-28, BS-29, BS-30, BS-31, BS-32, BS-33,BS-34, BS-35, BS-36, BS-37, BS-38, BS-39, BS-40, BS-41, BS-42, BS-43, BS-44, BS-45, BS-46, BS-47, BS-48, BS-49, BS-50, BS-51, BS-52	№ 05-024420 of 30.12.2005	Before 29.12.2015	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast: BS-1, BS-3, BS-4, BS-7, BS-8, BS-9, BS-10, BS-11, BS-13, BS-16, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25, BS-28, BS-32, BS-38,	№ 06-008910 of 10.07.2006	Before 01.02.2009	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS Samara 23, BS Samara 24, BS Samara 25, BS Serg1, BS Oblast 20, BS Oblast 21, BS Oblast 22/	№ 07-001137 of 30.01.2007	Before 29.01.2017	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS-2153, BS-2254, BS-955, BS-1056, BS-1157, BS-1258, BS-1459, BS-160, BS-1961	№ 06-010959 of 18.09.2006	Before 18.08.2013	463,0-467,4MHz/453,0-457,4MHz
The Republic of Mariy-El	№ 1024077 of 16.12.2003	Before 12.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 03-12026 of 24.12.2003	Before 20.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 05-006333 of 23.03.2005	Before 23.03.2015	890-915MHz

			935-960MHz
The Republic of Mariy-El	№ 05-018360 of 25.10.2005	Before 24.10.2015	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-003505 of 18.04.2006	Before 17.04.2016	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 04-001064 of 12.10.2004	Before 11.10.2014	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El	№ 05-023792 of 30.12.2005	Before 29.12.2015	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El	№ 06-016568 of 19.12.2006	Before 18.12.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS-1026, BS-1025, BS-1027, BS-1031, BS-1032, BS-1024, BS-1033, BS-1028, BS-1029, BS-1030	№ 06-007642 of 18.07.2006	Before 17.07.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS-1038, BS-1030, BS-1034, BS-1039, BS-1036, BS-1037, BS-1040			
The Republic of Mariy-El Ioshkar Ola town BS-02, settlement Sovietskyi BS-03, settlement Mary-Turek BS-04, Kozmodemiyansk town BS-05, Settlement Morki BS-07, Volzhsk town BS-06, settlement Novyi Torial BS-09, settlement Gonyak BS-08, Settlement Kilemary BS-10, Settlement Kokshaisk BS-11, settlement Orshanka BS-12	№ 05-006657 of 24.03.2005	Before 23.03.2015	146,0-174,0MHz
Ioshkar Ola town BS-02 Kozmodemiyansk town BS-05	№ 05-012768 of 07.06.2005	Before 06.06.2010	146-174MHz
Village B.Nagatkino Tsylninskyi district	№ 05-009259 of 06.05.2005	Before 05.05.2015	330MHz
Village Mogutovo – village Rzhavets	№ 05-001048Д of 19.10.2005	Before 18.10.2015	330MHz
Village Yangiz – Marievka – settlement Severnyi	№ 05-001050Д of 19.10.2005	Before 18.10.2015	330MHz

Village Bikkulovo – village Kamenka	№ 05-001047Д of 19.10.2005	Before 18.10.2015	330MHz
Village Matveevka – village Staroashirovo – village Emelianovka – village V.Novokutlumbetievo	№ 05-001051Д of 19.10.2005	Before 18.10.2015	330MHz
Village Novocherkassk – village Krasnogor, village Chernyi Otrog – village Ablyazovo, settlement Saraktash – village Siyal-Tugai	№ 05-001042Д of 19.10.2005	Before 18.10.2015	330MHz
Village Kurmanaevka – village Petrovka, village Kostino village Volzhskyi, village Pokrovka – village Ivanovka, village Kutushi – village Mikhailovka	№ 05-001043Д of 19.10.2005	Before 18.10.2015	330MHz
Village Gorkovskoe – village Zakumachnoe Village Dobrovolskoe – village Chilekta	№ 05-001393Д of 19.10.2005	Before 18.10.2015	330MHz
Village Novosultangulovo – village Kurbanai, Village Asekeevo – village Yakovlevka	№ 05-001037Д of 19.10.2005	Before 18.10.2015	330MHz
Alexandrovka	№ 05-021089 of 29.12.2005 № 06-020463 of 12.02.2007	Before 28.12.2015 Before 22.12.2010	7 TV channel
Alexandrovka (Grach)	№ 05-021071 of 29.12.2005	Before 28.12.2015	3 TV channel
Aidyrlya	№ 05-021221 of 29.12.2005	Before 28.12.2015	29 TV channel
Asekeevo (Novosultangulovo)	№ 05-021045 of 26.12.2005	Before 25.12.2015	34 TV channel
Alexeevka (Tsylninskyi district) Alexeevka (Tsylninskyi district) Alexeevka (Buguruslan district)	№ 05-023236 of 26.12.2005 № 05-021188 of 26.12.2005 № 05-021057 of 29.12.2005	Before 25.12.2015 Before 25.12.2015 Before 28.12.2015	5 TV channel 10 TV channel 28 TV channel
Alexeevka (Alexeevskyi district)	№05-017236 of 03.08.2005	Before 02.08.2010	10 TV channel
Aksakovo	№ 05-021206 of 29.12.2005	Before 28.12.2015	10 TV channel
Abdulino	№ 05-021065 of 29.12.2005	Before 28.12.2015	6 TV channel
Blagodarnoe	№ 05-021251 of 29.12.2005	Before 28.12.2015	12 TV channel
Borodinskoe	№ 05-021066 of 29.12.2005	Before 28.12.2015	3 TV channel
Buzuluk	№ 05-023228 of 26.12.2005	Before 25.12.2015	4 TV channel
Buzuluk	№ 05-023243 of 26.12.2005	Before 25.12.2015	70,82MHz
Buguruslan	№05-021222 of 29.12.2005	Before 28.12.2015	49 TV channel
Balandino	№ 05-021250 of 28.12.2005	Before 27.12.2015	3 TV channel
Bestuzhevka	№ 05-021024 of 26.12.2005	Before 25.12.2015	2 TV channel
Brient	№ 05-017626 of 28.12.2005	Before 27.12.2015	8 TV channel

Burtinskyi	№ 05-021246 of 26.12.2005	Before 25.12.2015	29 TV channel
Veselyi	№ 05-021220 of 29.12.2005	Before 28.12.2015	21 TV channel
Vasilievka	№ 05-021054 of 26.12.2005 № 05-023235 of 26.12.2005	Before 25.12.2015	35 TV channel 23 TV channel
Verkhnebuzulukskyi	№ 05-021056 of 28.12.2005 № 05-021078 of 26.12.2005	Before 27.12.2015 Before 25.12.2015	3 TV channel 8 TV channel
Vozdvizhenka	№ 05-021068 of 26.12.2005	Before 25.12.2015	2 TV channel
Vyazovoe	№ 05-021199 of 29.12.2005	Before 28.12.2015	9 TV channel
Gamaleevka	№ 05-021026 of 26.12.2005	Before 25.12.2015	2 TV channel
Gerasimovka	№ 05-021064 of 26.12.2005	Before 25.12.2015	7 TV channel
Gerasimovka	№ 05-017234 of 03.08.2005	Before 02.08.2010	10 TV channel
Georgievka	№ 05-021063 of 29.12.2005	Before 28.12.2015	3 TV channel
Grachevka	№ 05-021073 of 26.12.2005	Before 25.12.2015	21 TV channel
Dobrinka	№ 05-021190 of 29.12.2005	Before 28.12.2015	8 TV channel
Dmitrovskyi	№ 05-021261 of 29.12.2005	Before 28.12.2015	35 TV channel
Emelyanovka	№ 05-021211 of 29.12.2005	Before 28.12.2015	36 TV channel
Emelyanovka	№ 06-018093 of 28.12.2006	Before 22.12.2010	29 TV channel
Efimovka	№ 05-021067 of 26.12.2005	Before 25.12.2015	3 TV channel
Efimovka	№ 06-020467 of 31.01.2007	Before 22.12.2010	7 TV channel
Ilek	№ 05-021077 of 29.12.2005 № 05-021208 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV channel 27 TV channel
Ivanovka	№ 05-021203 of 29.12.2005	Before 28.12.2015	9 TV channel
Zarechnoe	№ 05-021038 of 26.12.2005 № 05-024714 of 18.02.2006	Before 26.12.2015 Before 17.02.2015	2 TV channel 9 TV channel
Zapadnyi	№ 05-021260 of 26.12.2005	Before 25.12.2015	12 TV channel
Zelenyi dol	№ 05-021215 of 29.12.2005	Before 28.12.2015	6 TV channel
Zagorie	№ 05-023216 of 26.12.2005	Before 25.12.2015	2 TV channel
Zhirnov	№ 05-021255 of 26.12.2005	Before 25.12.2015	10 TV channel
Komissarovo	№ 05-021088 of 29.12.2005 № 05-021062 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	8 TV channel 6 TV channel
Kalikino	№ 05-017233 of 03.08.2005	Before 02.08.2010	6 TV channel
Koptyazhevo	№ 05-021029 of 26.12.2005	Before 25.12.2015	6 TV channel
Koptyazhevo	№ 04-003377 of 08.04.2005	Before 07.04.2015	3 TV channel
Kinzelka	№ 05-023190 of 29.12.2005	Before 28.12.2015	2 TV channel

Krestovka	№ 04-003929 of 08.04.2005	Before 07.04.2015	2 TV channel
Kinzelka	№ 04-001075 of 04.11.2004	Before 03.11.2014	7 TV channel
Koskul	№ 05-021243 of 29.12.2005	Before 28.12.2015	9 TV channel
Koskul	№ 05-021244 of 26.12.2005	Before 25.12.2015	11 TV channel
Kvarkeno	№ 05-021216 of 28.12.2005	Before 27.12.2015	31 TV channel
Kyzyl-Mechet	№ 05-021197 of 29.12.2005 № 05-023238 of 26.12.2005	Before 25.12.2015	9 TV channel 5 TV channel
Kozlovka	№ 05-021204 of 29.12.2005	Before 28.12.2015	9 TV channel
Kulsharipovo	№ 04-004640 of 08.04.2005	Before 07.04.2015	3 TV channel
Kulagino	№ 05-021209 of 29.12.2005 № 05-021245 of 29.12.2005	Before 28.12.2015	9 TV channel 12 TV channel
Kovylyaevka (Totskyi district) Kovylyaevka	№ 05-021212 of 29.12.2005 № 05-021017 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	8 TV channel 2 TV channel
Korovino	№ 05-021270 of 03.12.2005	Before 02.12.2010	4 TV channel
Kamennoimangulovo	№ 05-021205 of 29.12.2005 № 05-021061 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	9 TV channel 7 TV channel
Kutluevo	№ 05-021213 of 29.12.2005	Before 28.12.2015	6 TV channel
Kuvandyk	№ 05-021730 of 29.12.2005	Before 28.12.2015	5 TV channel
Kusem	№ 05-023182 of 26.12.2005	Before 25.12.2015	5 TV channel
Kurtashka	№ 05-024715 of 18.02.2006	Before 17.02.2016	3 TV channel
Kulchum	№ 05-023222 of 26.12.2005	Before 25.12.2015	4 TV channel
Linevka	№ 05-021080 of 26.12.2005	Before 25.12.2015	6 TV channel
Luybimovka	№ 05-021072 of 26.12.2005	Before 25.12.2015	3 TV channel
Mordovskyi Buguruslan	№ 05-023211 of 29.12.2005 № 05-023206 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	8 TV channel 6 TV channel
Martynovka	№ 05-017242 of 03.08.2005	Before 02.08.2010	9 TV channel
Maiskoe	№ 07-001578 of 16.02.2007	Before 22.12.2010	9 TV channel
Mikhailovka - 2	№ 05-023208 of 28.12.2005	Before 27.12.2015	2 TV channel
Mikhailovka -1	№ 05-021294 of 26.12.2005	Before 25.12.2015	4 TV channel
Malmyzh	№ 05-007129 of 06.05.2005	Before 05.05.2010	1 TV channel
Mustaevo	№ 05-023220 of 29.12.2005 № 05-021214 of 28.12.2005	Before 27.12.2015	2 TV channel 12 TV channel
Malaya Remizena	№ 05-023218 of 26.12.2005 № 05-021047 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	4 TV channel 7 TV channel

Matveevka	№ 05-021202 of 29.12.2005 № 05-023185 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	12 TV channel 7 TV channel
Mezhdurechie	№ 05-021224 of 28.12.2005	Before 27.12.2015	2 TV channel
Mezhdurechie	№ 05-021465 of 26.12.2005	Before 25.12.2015	4 TV channel
Mochegai	№ 05-023240 of 26.12.2005	Before 25.12.2015	5 TV channel
Mochegai	№ 05-017238 of 03.08.2005	Before 02.08.2010	10 TV channel
Martynovka	№ 05-023234 of 26.12.2005	Before 25.12.2015	4 TV channel
Miroshkino (Tashlinskyi district)	№ 05-021207 of 29.12.2005	Before 28.12.2015	9 TV channel
Miroshkino (Pervomaiskyi district)	№ 05-021042 of 29.12.2005	Before 28.12.2015	7 TV channel
Miroshkino (Pervomaiskyi district)	№ 05-021682 of 29.12.2005	Before 28.12.2015	4 TV channel
Nazarovka	№ 05-021075 of 29.12.2005	Before 28.12.2015	8 TV channel
Novobelogorka	№ 05-017429 of 28.12.2005	Before 27.12.2015	9 TV channel
Novovasilievka	№ 05-021086 of 29.12.2005	Before 28.12.2015	8 TV channel
Novosergeevka	№ 05-023221 of 26.12.2005 № 05-021049 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	32 TV channel 3 TV channel
Novokamenka	№ 05-021242 of 29.12.2005	Before 28.12.2015	36 TV channel
Novokamenka	№ 07-001579 of 16.02.2007	Before 22.12.2010	6 TV channel
Noikono	№ 05-023213 of 29.12.2005	Before 28.12.2015	3 TV channel
Novouzely	№ 05-023183 of 29.12.2005 № 05-021210 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV channel 7 TV channel
Nesterovka	№ 05-023192 of 29.12.2005	Before 28.12.2015	2 TV channel
Novoyulaska	№ 05-023197 of 29.12.2005	Before 28.12.2015	11 TV channel
Novoyulaska	№ 06-020470 of 31.01.2007	Before 22.12.2010	2 TV channel
Novopavlushkino	№ 06-009102 of 26.09.2006	Before 25.09.2016	11 TV channel
Novospasskoe	№ 03-01970 of 09.10.2003 № 05-023209 of 29.12.2005	Before 01.08.2005 Before 28.12.2015	4 TV channel 8 TV channel
Nesterovka	№ 05-021733 of 29.12.2005	Before 28.12.2015	4 TV channel
Nizhnekristalka	№ 05-021593 of 29.12.2005	Before 28.12.2015	4 TV channel
Novonikolskoe	№ 05-023210 of 29.12.2005	Before 28.12.2015	7 TV channel
Novoiletsk	№ 05-023201 of 28.12.2005	Before 27.12.2015	7 TV channel
Novomarievka	№ 05-021218 of 29.12.2005	Before 28.12.2015	7 TV channel
Nevezhkino	№ 05-021048 of 29.12.2005	Before 28.12.2015	7 TV channel
Nevezhkino	№ 05-021186 of 26.12.2005	Before 25.12.2015	9 TV channel
Novomusino	№ 05-021182 of 26.12.2005	Before 25.12.2015	9 TV channel

Novonikolskoe	№ 05-021194 of 26.12.2005	Before 25.12.2015	9 TV channel
Novonikolskoe	№ 07-001584 of 16.02.2007	Before 22.12.2010	6 TV channel
Nizhnekristalka	№ 05-021193 of 29.12.2005	Before 28.12.2015	9 TV channel
N. Gumbet	№ 05-021053 of 26.12.2005	Before 25.12.2015	27 TV channel
Nikolskoe	№ 05-021033 of 26.12.2005 № 05-021037 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	23 TV channel 37 TV channel
Razdolnoe	№ 05-017541 of 28.12.2005	Before 27.12.2015	11 TV channel
Revolutsionnyi	№ 05-021035 of 26.12.2005	Before 25.12.2015	29 TV channel
Revolutsionnyi	№ 04-004828 of 06.05.2005	Before 05.05.2010	6 TV channel
village Russkyi Kandyz	№ 05-023207 of 29.12.2005	Before 28.12.2015	23 TV channel
village Russkyi Kandyz	№ 05-023186 of 29.12.2005	Before 28.12.2015	25 TV channel
Romanovka	№ 04-003090 of 23.05.2005	Before 22.05.2015	9 TV channel
Romanovka (Sorochinskyi district)	№ 05-017627 of 28.12.2005	Before 27.12.2015	7 TV channel
Rodinskyi	№ 05-017239 of 03.08.2005	Before 02.08.2010	9 TV channel
Russkaya bokla	№ 05-023223 of 26.12.2005 № 05-023229 of 26.12.2005	Before 25.12.2015	5 TV channel 10 TV channel
Ryabinnyi	№ 05-023237 of 26.12.2005	Before 25.12.2015	5 TV channel
Rannee (Tashlinskyi' district)	№ 05-021201 of 26.12.2005	Before 25.12.2015	10 TV channel
Rybkino	№ 05-021041 of 26.12.2005	Before 25.12.2015	2 TV channel
Rzhavka	№ 05-021070 of 26.12.2005 № 05-023226 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	3 TV channel 5 TV channel
Romashkino	№ 05-021040 of 26.12.2005	Before 25.12.2015	7 TV channel
Sainovka	№04-003071 of 23.05.2005	Before 23.05.2015	7 TV channel
Sagarchin	№ 06-020469 of 31.01.2007	Before 22.12.2010	7 TV channel
Saifutdinovo	№ 04-003023 of 23.05.2005	Before 22.05.2015	7 TV channel
Samarkino	№ 05-021059 of 26.12.2005	Before 25.12.2015	3 TV channel
Svetlyi	№ 05-021076 of 29.12.2005	Before 28.12.2015	6 TV channel
Slobodka	№ 04-003003 of 23.05.2005	Before 22.05.2015	8 TV channel
village Sukhorechka	№ 05-023212 of 26.12.2005	Before 25.12.2015	12 TV channel
Sovetskoe of Buguruslan district	№ 05-021032 of 26.12.2005 № 05-023224 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	6 TV channel 4 TV channel
Sovetskoe of Pervomaiskyi district	№ 05-023227 of 26.12.2005 № 05-021031 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	4 TV channel 6 TV channel
Staroe Tyurino	№ 05-021028 of 26.12.2005	Before 25.12.2015	10 TV channel

Stepanovka	№ 05-023239 of 29.12.2005 № 05-021227 of 28.12.2005	Before 29.12.2005 Before 27.12.2015	5 TV channel 2 TV channel
Staromukmenevo	№ 05-021226 of 28.12.2005	Before 27.12.2015	2 TV channel
Starokulsharipovo	№ 04-002979 of 23.05.2005	Before 22.05.2015	8 TV channel
Staroyashkino	№ 05-021249 of 29.12.2005	Before 28.12.2015	3 TV channel
Studenoe	№ 05-021230 of 28.12.2005	Before 27.12.2015	10 TV channel
Stepnoi	№ 05-021185 of 29.12.2005	Before 28.12.2015	9 TV channel
Slonovka	№ 05-021229 of 29.12.2005	Before 28.12.2015	10 TV channel
Slonovka	№ 04-003086 of 23.05.2005	Before 22.05.2015	12 TV channel
Sverdlovskyi	№ 05-023230 of 26.12.2005 № 05-021225 of 28.12.2005	Before 25.12.2015 Before 27.12.2015	4 TV channel 2 TV channel
Sofievka	№ 05-023225 of 26.12.2005 № 05-021285 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	40 TV channel 5 TV channel
Oktayabrskoe	№ 05-021195 of 26.12.2005	Before 25.12.2015	10 TV channel
Ozernyi	№ 05-021189 of 26.12.2005	Before 25.12.2015	10 TV channel
Ozernyi	№ 05-012351 of 26.12.2005	Before 25.12.2015	2 TV channel
Orenburg	№ 03-06753 of 12.11.2003 № 06-002634 of 14.04.2006	Before 01.08.2005 Before 13.04.2016	24 TV channel 31 TV channel
Orenburg	№ 05-018535 of 30.12.2005	Before 29.12.2015	9 TV channel
Orsk	№ 05-021034 of 26.12.2005	Before 25.12.2015	3 TV channel
Orsk	№ 06-005199 of 18.07.2006	Before 17.07.2016	24 TV channel
Obilnyi	№ 05-021196 of 29.12.2005	Before 28.12.2015	9 TV channel
Saransk town	№ 11-05-20/21269 of 05.05.2003	Before 20.05.2008	2 TV channel
Tamdysai	№ 05-017031 of 28.12.2005	Before 27.12.2015	8 TV channel
Troitskoe	№ 05-021055 of 26.12.2005 № 05-021046 of 26.12.2005 № 05-021259 of 29.12.2005	Before 25.12.2015 Before 25.12.2015 Before 28.12.2015	8 TV channel 3 TV channel 6 TV channel
Troitskoe	№ 06-020476 of 31.01.2007	Before 22.12.2010	5 TV channel
Tolkaevka	№ 05-021060 of 26.12.2005	Before 25.12.2015	29 TV channel
Tobolskyi	№ 05-021043 of 29.12.2005	Before 28.12.2015	6 TV channel
Tobolskyi	№ 05-010423 of 26.12.2005	Before 25.12.2015	1 TV channel
Timashevo	№ 05-021079 of 26.12.2005	Before 25.12.2015	9 TV channel
Podlesnoe	№ 05-021106 of 28.12.2005 № 05-021192 of 29.12.2005	Before 27.12.2015 Before 28.12.2015	6 TV channel 9 TV channel

Pilyugino	№ 05-021074 of 26.12.2005	Before 25.12.2015	26 TV channel
Pashkino	№ 05-021184 of 29.12.2005	Before 28.12.2015	9 TV channel
Petrovka	№ 05-021012 of 26.12.2005	Before 25.12.2015	2 TV channel
Polibino	№ 05-021228 of 28.12.2005	Before 27.12.2015	6 TV channel
Pokrovka	№ 07-001583 of 16.02.2007	Before 22.12.2010	8 TV channel
Pervokrasnoe	№ 05-023233 of 29.12.2005 № 05-021099 of 28.12.2005	Before 28.12.2015 Before 27.12.2015	4 TV channel 7 TV channel
Preobrazhenka	№ 05-023232 of 29.12.2005 № 05-021200 of 29.12.2005 № 05-021183 of 28.12.2005	Before 28.12.2015 Before 28.12.2015 Before 27.12.2015	4 TV channel 11 TV channel 9 TV channel
Privolnyi	№ 05-021044 of 26.12.2005	Before 25.12.2015	10 TV channel
Pridolinnyi	№ 05-021027 of 26.12.2005	Before 25.12.2015	1 TV channel
Priyutnoe	№ 07-001582 of 16.02.2007	Before 22.12.2010	7 TV channel
Pobeda	№ 05-023219 of 26.12.2005 № 05-021085 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	4 TV channel 7 TV channel
Pavlovo-Antonovka	№ 05-021187 of 29.12.2005 № 05-021180 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	11 TV channel 8 TV channel
Pervomaiskyi	№ 05-021253 of 28.12.2005 № 05-023184 of 29.12.2005	Before 27.12.2015 Before 28.12.2015	8 TV channel 5 TV channel
Pervomaisk	№ 05-021252 of 26.12.2005	Before 25.12.2015	12 TV channel
Pronkino (Sorochinskyi district)	№ 05-021092 of 29.12.2005	Before 28.12.2015	7 TV channel
Putayatino	№ 05-021256 of 29.12.2005 № 05-021223 of 28.12.2005	Before 28.12.2015 Before 27.12.2015	12 TV channel 1 TV channel
Uteevo	№ 05-021052 of 26.12.2005 № 05-023195 of 26.12.2005	Before 25.12.2015	7 TV channel 5 TV channel
Settlement Uralskyi	№ 05-023205 of 29.12.2005	Before 28.12.2015	7 TV channel
Uspenka	№ 05-021030 of 26.12.2005 № 05-023198 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	8 TV channel 4 TV channel
Chernyshevka (Vyazovoe)	№ 06-020468 of 31.01.2007	Before 22.12.2010	2 TV channel
Khortista	№ 05-021247 of 29.12.2005 № 05-021051 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV channel 2 TV channel
Fedorovka	№ 05-021050 of 29.12.2005 № 05-021039 of 26.12.2005	Before 28.12.2015 Before 25.12.2015r	2 TV channel 12 TV channel
Shirokoe (Tashlinskyi district)	№ 05-023187 of 26.12.2005	Before 25.12.2015	5 TV channel

	№ 05-021198 of 29.12.2005	Before 28.12.2015	9 TV channel
Shestakovka	№ 05-021217 of 28.12.2005 № 05-021081 of 26.12.2005	Before 27.12.2015 Before 25.12.2015	11 TV channel 3 TV channel
Energetik	№ 05-021254 of 29.12.2005	Before 28.12.2005	22 TV channel
Yasnyi	№ 05-021036 of 26.12.2005	Before 25.12.2015	12 TV channel
Yafarovo	№ 05-021023 of 26.12.2005	Before 25.12.2015	7 TV channel
Yagodnoe	№ 05-021022 of 26.12.2005 № 05-021684 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	8 TV channel 5 TV channel
Yaman	№ 05-021058 of 26.12.2005	Before 25.12.2015	6 TV channel
Yasnogorskyi	№ 05-021219 of 28.12.2005	Before 27.12.2015	37 TV channel
Yakovlevka	№ 05-021248 of 29.12.2005 № 05-023196 of 26.12.2005	Before 25.12..2015	6 TV channel 4 TV channel
Yashkino	№ 05-021025 of 26.12.2005 № 05-021191 of 26.12.2005	Before 25.12.2015	11 TV channel 9 TV channel
Insar	№ 06-006890 of 13.06.2006	Before 12.06.2011	37 TV channel
Insar	№ 06-006889 of 13.06.2006	Before 12.06.2011	39 TV channel
Dubenki	№ 06-006891 of 13.06.2006	Before 12.06.2011	37 TV channel
Dubenki	№ 06-006892 of 13.06.2006	Before 12.06.2011	31 TV channel
Chamzinka	№ 06-006904 of 13.06.2006	Before 12.06.2011	31 TV channel
Chamzinka	№ 06-006903 of 13.06.2006	Before 12.06.2011	37 TV channel
Zubova-Polyana	№ 06-006896 of 13.06.2006	Before 12.06.2011	39 TV channel
Zubova-Polyana	№ 06-006897 of 13.06.2006	Before 12.06.2011	37 TV channel
Atyashevo	№ 06-006888 of 13.06.2006	Before 12.06.2011	31 TV channel
Atyashevo	№ 06-006893 of 13.06.2006	Before 12.06.2011	37 TV channel
Ardatov	№ 06-010257 of 26.07.2006	Before 25.07.2011	31 TV channel
Ardatov	№ 06-010250 of 26.07.2006	Before 25.07.2011	37 TV channel
Ichalki	№ 06-006886 of 06.06.2006	Before 05.06.2011	37 TV channel
Ichalki	№ 06-006887 of 13.06.2006	Before 12.06.2011	31 TV channel
Lyambir	№ 06-010259 of 26.07.2006	Before 25.07.2011	39 TV channel
Lyambir	№ 06-010265 of 26.07.2006	Before 25.07.2011	37 TV channel
B.Bereznyaki	№ 06-006902 of 13.06.2006	Before 12.06.2011	31 TV channel
B.Bereznyaki	№ 06-006901 of 13.06.2006	Before 12.06.2011	37 TV channel
B.Ignatievo	№ 06-010256 of 26.07.2006	Before 25.07.2011	31 TV channel
B.Ignatievo	№ 06-010261 of 26.07.2006	Before 25.07.2011	37 TV channel

Ruzaevka	№ 06-010249 of 26.07.2006	Before 25.07.2011	37 TV channel
Ruzaevka	№ 06-010251 of 26.07.2006	Before 25.07.2011	39 TV channel
Torbeevo	№ 06-006899 of 13.06.2006	Before 12.06.2011	39 TV channel
Torbeevo	№ 06-006898 of 13.06.2006	Before 12.06.2010	37 TV channel
Tengushevo	№ 06-006885 of 06.06.2006	Before 05.06.2011	39 TV channel
Tengushevo	№ 06-006884 of 06.06.2006	Before 05.06.2011	37 TV channel
Temnikov	№ 06-010252 of 26.07.2006	Before 25.07.2011	37 TV channel
Temnikov	№ 06-010254 of 26.07.2006	Before 25.07.2011	39 TV channel
Krasnoslobodsk	№ 06-006894 of 13.06.2006	Before 12.06.2011	39 TV channel
Krasnoslobodsk	№ 06-006895 of 13.06.2006	Before 12.06.2011	37 TV channel
Kovylkino	№ 06-006900 of 13.06.2006	Before 12.06.2011	39 TV channel
Kovylkino	№ 06-006905 of 13.06.2006	Before 12.06.2011	37 TV channel
Tolyatti town	№ 06-006570 of 30.06.2006	Before 14.03.2009	2500-2700MHz
Tolyatti town	№ 06-009202 of 28.08.2006	Before 27.08.2016	2500-2700 MHz
Syzran town	№ 06-006569 of 30.06.2006	Before 14.03.2009	2500-2700 MHz
Arkadak	№ 07-000774 of 19.02.2007	Before 18.02.2017	68,63 MHz
Ekaterinovka	№ 07-000775 of 19.02.2007	Before 18.02.2017	68,48 MHz
Borskoe	№ 06-020454 of 14.02.2007	Before 13.02.2017	73,04 MHz
Grachevka	№ 05-023244 of 26.12.2005	Before 25.12.2015	72,62 MHz
Ruzaevka town	№ 04-002448 of 23.05.2005	Before 22.05.2015	67,46 MHz
Sovietsk town	№ 05-007125 of 06.05.2005	Before 05.05.2010	67,07 MHz
Volzhsk town	№ 06-000539 of 14.03.2006	Before 13.03.2016	70,7 MHz
Yurino	№ 06-012563 of 20.11.2006.	Before 19.11.2016	72,62 MHz
Shelanger	№ 06-012564 of 20.11.2006	Before 19.11.2016	69,62 MHz
Yavas town	№ 04-002414 of 23.05.2005	Before 22.05.2015	67,67 MHz
Uni town	№ 05-007018 of 06.05.2005	Before 05.05.2010	67,91 MHz
Settlement Nyr	№ 05-007119 of 22.09.2005	Before 04.12.2010	70,55 MHz
Sanchursk town	№ 05-007142 of 06.05.2005	Before 05.05.2010	73,28 MHz
Krasnoslobodsk town	№ 04-002449 of 23.05.2005	Before 22.05.2015	67,31 MHz
Umet town	№ 04-002440 of 23.05.2005	Before 22.05.2015	68,33 MHz
Settlement Romodanovo	№ 04-002461 of 23.05.2005	Before 22.05.2015	71,12 MHz
Lyambir	№ 04-002405 of 23.05.2005	Before 22.05.2015	68,96 MHz
Chamzinka	№ 04-002474 of 23.05.2005	Before 22.05.2015	68,75 MHz

Torbeevo	№ 04-002421 of 23.05.2005	Before 22.05.2015	68,69 MHz
Shaigovo	№ 04-002428 of 23.05.2005	Before 22.05.2015	69,65 MHz
B.Ignatovo	№ 04-002094 of 23.05.2005	Before 22.05.2015	67,34 MHz
Kovylkino	№ 04-002488 of 23.05.2005	Before 22.05.2015	69,14 MHz
B.Bereznyaki	№ 04-002078 of 23.05.2005	Before 22.05.2015	68,42 MHz
Dubenki	№ 04-002089 of 23.05.2005	Before 22.05.2015	67,28 MHz
Elniki	№ 04-002086 of 23.05.2005	Before 22.05.2015	68,78 MHz
Insar	№ 04-002090 of 23.05.2005	Before 22.05.2015	71,03 MHz
Atyurievo	№ 04-002079 of 23.05.2005	Before 22.05.2015	69,77 MHz
Kadoshkino	№ 04-002091 of 23.05.2005	Before 22.05.2015	69,41 MHz
Vechkusy	№04-002083 of 23.05.2005	Before 22.05.2015	66,95MHz
Atyashevo	№ 04-002080 of 23.05.2005	Before 22.05.2015	68,51MHz
Ardatov	№ 04-002917 of 23.05.2005	Before 22.05.2015	72,68MHz
Temnikov	№ 04-002410 of 23.05.2005	Before 22.05.2015	68,99MHz
Temnikov	№ 04-002473 of 23.05.2005	Before 22.05.2015	66,53MHz
Neftegorsk town	№ 05-006673 of 06.05.2005	Before 05.05.2010	68,9MHz
Elkhovka	№ 06-020449 of 19.02.2007	Before 18.02.2017	70,76MHz
Chapaevsk	№ 06-020453 of 19.02.2007	Before 18.02.2017	68,99 MHz
Vyatskie Polyany town	№ 05-007124 of 06.05.2005	Before 08.09.2010	66,35MHz
Vyatskie Polyany town	№ 05-025602 of 14.03.2006	Before 13.03.2016	67,91MHz
Buguruslan town	№ 05-023245 of 26.12.2005	Before 25.12.2015	102,8MHz
Sorochinsk	№ 06-020350 of 12.02.2007	Before 11.02.2017	102,0MHz
Pervomaiskyi	№ 06-020352 of 12.02.2007	Before 11.02.2017	103,0MHz
Kvarkeno	№ 06-020353 of 12.02.2007	Before 11.02.2017	103,1MHz
Saraktash	№ 06-020351 of 14.02.2007	Before 13.02.2017	103,3MHz
Abdulino	№ 06-020354 of 14.02.2007	Before 13.02.2017	105,1MHz
Orenburg city	№ 05-015612 of 09.06.2005	Before 08.06.2015	1053кГц
Mary-Turek	№ 06-018075 of 19.12.2006	Before 18.12.2016	68,60 MHz
Novyi Toriyal	№ 05-021107 of 28.12.2005	Before 28.12.2015	67,16MHz
Kilemary	№ 06-001444 of 10.04.2006	Before 09.04.2016	67,61MHz
Morki	№ 06-006963 of 01.06.2006	Before 31.05.2016	70,82 MHz
Paranga	№ 06-006970 of 01.06.2006	Before 31.05.2016	69,11 MHz
Sheklyanur	№ 06-006971 of 01.06.2006	Before 31.05.2016	73,49 MHz

Kozmodemyansk	№ 06-006965 of 01.06.2006	Before 31.05.2016	69,68 MHz
Sernur	№ 06-006968 of 01.06.2006	Before 31.05.2016	69,65 MHz
Sovietskyi	№ 06-006967 of 01.06.2006	Before 31.05.2016	73,91 MHz
Orshanka	№ 06-006966 of 01.06.2006	Before 31.05.2016	70,76 MHz
Kuzhener	№ 06-006964 of 01.06.2006	Before 31.05.2016	72,35 MHz
Arzamas	№ 06-003058 of 19.05.2006	Before 18.05.2016	67,37 MHz
Ardatov	№ 06-004600 of 06.07.2006	Before 05.07.2016	70,67 MHz
Balakhna	№ 06-003066 of 19.05.2006	Before 18.05.2016	69,78 MHz
Bogorodsk	№ 06-004601 of 06.07.2006	Before 05.07.2016	70,79MHz
Bolshoe Boldino	№ 06-004599 of 06.07.2006	Before 05.07.2016	71,03MHz
Bolshoe Murashkino	№ 05-019645 of 30.12.2003	Before 29.12.2015	70,34MHz
Bikkulovo	№ 04-003928 of 23.05.2005	Before 22.05.2015	102,1MHz
Buturlino	№ 06-004598 of 06.07.2006	Before 05.07.2016	70,91MHz
Vad	№ 06-004597 of 06.07.2006	Before 05.07.2016	66,17MHz
Varnavino	№ 06-004596 of 06.07.2006	Before 05.07.2016	67,31MHz
Vacha	№ 06-004594 of 06.07.2006	Before 05.07.2016	66,65MHz
Vetluga	№ 05-019646 of 30.12.2005	Before 29.12.2015	70,91MHz
Voznesenskoe	№ 06-004595 of 06.07.2006	Before 05.07.2016	68,72MHz
Vorotynets	№ 06-004593 of 06.07.2006	Before 05.07.2016	66,74MHz
Voskresenskoe	№ 06-004592 of 06.07.2006	Before 05.07.2016	73,58MHz
Vyksa	№ 05-019644 of 30.12.2005	Before 29.12.2015	68,93MHz
Gagino	№ 06-004591 of 06.07.2006	Before 05.07.2016	73,97MHz
Gorodets	№ 06-004590 of 06.07.2006	Before 05.07.2016	70,94MHz
Diveevo	№ 06-004588 of 06.07.2006	Before 05.07.2016	69,8MHz
Dalnee Konstantinovo	№ 06-004589 of 06.07.2006	Before 05.07.2016	73,58MHz
Krasnye Baki	№ 07-010987 of 18.06.2007	Before 17.06.2017	66,86MHz
Knayaginino	№ 06-004587 of 06.07.2006	Before 05.07.2016	73,85MHz
Kstovo	№ 06-004585 of 06.07.2006	Before 05.07.2016	73,97MHz
Kulebaki	№ 06-004584 of 06.07.2006	Before 05.07.2016	72,17MHz
Lukoayanov	№ 06-004583 of 06.07.2006	Before 05.07.2016	68,87MHz
Lyskovo	№ 06-004582 of 06.07.2006	Before 05.07.2016	70,43MHz
Navashino	№ 06-004581 of 06.07.2006	Before 05.07.2016	67,25MHz
Nizhny Novgorod	№ 06-003065 of 19.05.2006	Before 18.05.2016	102,4MHz

Novosergievka	№ 04-003927 of 23.05.2005	Before 22.05.2015	103,9MHz
Novosmolino	№ 06-006335 of 10.07.2006	Before 09.07.2016	70,58 MHz
Pavlovo	№ 06-004580 of 06.07.2006	Before 05.07.2016	69,8MHz
Pervomaisk	№ 06-004602 of 06.07.2006	Before 05.07.2016	67,51MHz
Perevoz	№ 06-004603 of 06.07.2006	Before 05.07.2016	73,16MHz
Pilna	№ 06-003300 of 19.05.2006	Before 18.05.2016	73,1MHz
Pochinki	№ 04-002425 of 12.04.2005	Before 11.04.2010	68,48MHz
Semenov	№ 06-003057 of 19.05.2006	Before 18.05.2016	67,43MHz
Sergach	№ 06-003060 of 19.05.2006	Before 18.05.2016	72,02MHz
Sechenovo	№ 06-003301 of 19.05.2006	Before 18.05.2016	68,72MHz
Sokolskoe	№ 06-003299 of 19.05.2006	Before 18.05.2016	66,92MHz
Sosnovskoe	№ 06-003302 of 19.05.2006	Before 18.05.2016	70,37MHz
Spasskoe	№ 06-003303 of 19.05.2006	Before 18.05.2016	70,73MHz
Tashla	№ 04-004642 of 23.05.2005	Before 22.05.2015	102,6MHz
Tonkino	№ 06-003070 of 18.05.2006	Before 17.05.2016	67,22MHz
Shakhuniaya	№ 06-003304 of 18.05.2006	Before 17.05.2016	68,54MHz
Shatki	№ 06-003059 of 19.05.2006	Before 18.05.2016	67,85MHz
Sharanga	№ 06-003069 of 19.05.2006	Before 18.05.2016	66,44MHz
Chkalovsk	№ 05-019639 of 30.12.2005	Before 29.12.2015	69,83MHz
Uren	№ 06-003061 of 19.05.2006	Before 18.05.2016	68,84MHz
Urazovka	№ 06-003071 of 19.05.2006	Before 18.05.2016	70,1MHz
Tonshaevo	№ 06-003067 of 19.05.2006	Before 18.05.2016	70,43MHz
Kuzovatovo	№ 07-009794 of 14.06.2007	Before 13.06.2017	67,85MHz
Pavlovka	№ 07-009799 of 14.06.2007	Before 13.06.2017	69,47MHz
Gladchikha	№ 07-009798 of 14.06.2007	Before 13.06.2017	73,49MHz
Radishchevo	№ 07-009796 of 14.06.2007	Before 13.06.2017	69,59MHz
Surskoe	№ 07-009795 of 14.06.2007	Before 13.06.2017	73,58MHz
Inza	№ 07-009800 of 14.06.2007	Before 13.06.2008	73,43MHz
Settlement Maina – settlement Ignatovka	№ 05-018307 of 27.12.2005	Before 26.12.2015	10,7-11,7GHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	Before 14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	Before 20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche	№ 15-19-18/1618 of 17.01.2003	Before 14.01.2008	10,7-11,7GHz

MWR – 4529			
Sovetsk town –settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	Before 31.03.2008	10,7-11,7GHz
Settlement Orichi – settlement Adyshevo MWR -1750	№ 15-19-18/15846 of 31.03.2003	Before 31.03.2008	10,7-11,7GHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	Before 14.01.2008	7-8GHz
Settlement Darovskoi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	Before 04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	Before 04.01.2008	7-8GHz
Buzuluk – settlement Pervomaiskyi	№ 04-004073 of 08.06.2005	Before 07.06.2015	7-8GHz
Settlement Rudnichnyi – settlement Sozimskyi	№ 06-017867 of 26.01.2007	Before 25.01.2017	7-8GHz
Kirs town – settlement Rudnichnyi	№ 06-017868 of 26.01.2007	Before 25.01.2017	7-8GHz
Settlement Sakmara – village Nikolskoe	№ 04-004078 of 08.06.2005	Before 07.06.2015	10,7-11,7GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Malmyzh town – village Sludka – Vyatskie Polyany town	№06-007393 of 16.06.2006	Before 15.06.2016	7-8GHz
Village Permskaya – settlement Lupiya – settlement Afanasievo	№ 06-006751 of 15.06.2006	Before 14.06.2016	7-8GHz
Village Permskaya – village Peskovka – Kirs town	№ 06-006756 of 15.06.2006	Before 14.06.2016	7-8GHz
Settlement Orichi – village Zhdanukhino	№ 06-006746 of 15.06.2006	Before 14.06.2016	10,7-11,7GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi	№ 07-002141 of 19.02.2007	Before 18.02.2017	394-410/434-450MHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Kirovochepetsk town – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Kirov city – settlement Mitino	№ 06-017075 of 26.01.2007	Before 25.01.2017	12,793/13,059GHz

Settlement Bogorodskoe – Uni – Klyuchi	№ 04-000117 of 09.03.2004	Before 09.03.2012	10,7-11,7GHz
Settlement Sozimskyi – settlement Lesnoi	№ 06-019476 of 26.01.2007	Before 25.01.2017	14,529/15,019GHz 14,641/15,131GHz.
Village Shelanger – village Sidelnikovo	№ 06-017074 of 26.01.2007	Before 25.01.2017	14,718/15,138GHz
Settlement Latyshskyi – settlement Almezh	№ 06-001277 of 23.03.2006	Before 22.03.2016	398/438MHz
Settlement Latyshskyi – settlement Zarya	№ 06-015534 of 28.12.2006	Before 27.12.2016	398/438MHz
Settlement Duvannoe – village Moloma	№ 06-001302 of 23.03.2006	Before 22.03.2016	398/438MHz
Settlement Borovitsa – village Andreeva Gora	№ 06-001297 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Bor – settlement Vanino	№ 06-001759 of 23.03.2006	Before 22.03.2016	396/436MHz
Murashi town – village Verkhoramenie	№ 07-012392 of 30.05.2007	Before 29.05.2017	396/436MHz
Village Pashino – village Ugor	№ 06-005766 of 23.05.2006	Before 22.05.2016	396/436MHz
Village Ugor – Gordino	№ 07-002144 of 19.02.2007	Before 18.02.2017	394-410/434-450
Village Zaevo – village Novostroika	№ 06-015538 of 28.12.2006	Before 27.12.2016	398/438MHz
Village Kai – settlement Kamskyi	№ 06-015537 of 28.12.2006	Before 27.12.2016	398/438MHz
Village Lekma – village Myakonki	№ 06-015535 of 27.12.2006	Before 26.12.2016	398/438MHz
Village Verkhoramenie – village Palomokhino	№ 06-015536 of 27.12.2006	Before 26.12.2016	398/438MHz
Village Uchka – village Aksenovskaya	№ 07-017219 of 20.06.2007	Before 19.06.2017	394-410/434- 450MHz
Village Verkhoramenie – village Palomokhino	№ 07-002145 of 19.02.2007	Before 18.02.2017	394-410/434-450
Semenov town – settlement Purekh	№ 05-022715 of 23.03.2006	Before 22.03.2016	12-13GHz
Settlement Oparino - Settlement Maromitsa	№ 04-004090 of 06.05.2005	Before 05.05.2015	10,7-11,7GHz
Settlement Nogorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	Before 05.01.2008	150-160MHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	Before 05.01.2008	8GHz
Bogorodskoe – Uni – Klyuchi	№ 05-022763 of 25.12.2005	Before 24.12.2015	8010/8276 MHz 8066/8332 MHz
Settlement Oparino - Settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Settlement Papulovo – settlement Andreeva Gora	№ 04-004745 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Papulovo – settlement Borovitsa	№ 07-002142 of 19.02.2007	Before 18.02.2017	394-410/ 434-450MHz
Settlement Shabury – village Shabury	№ 04-005310 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Ivantsevo – village Troitsa	№ 04-004742 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Almezh	№ 04-005249 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – village Shabury – village Moloma	№ 04-005250 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz

Village Uchka – settlement Aksenovskaya	№ 04-004750 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Sinegorie – village Pervomaisk	№ 04-005232 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Palomitsa – settlement Rechnoi	№ 04-004739 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Borovka – village Chistopolie	№ 04-004746 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Sovetsk town – settlement Sitemka	№ 04-004740 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Luza town – village Karavaikovo	№ 04-004741 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Vazyuk	№ 04-004738 of 21.04.2005	Before 20.04.2015	147,0-174,0MHz
Settlement Oparino – settlement Vazyuk	№ 07-002146 of 19.02.2007	Before 18.02.2017	394-410/ 434-450MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	Before 05.01.2008	150-160MHz
Ioshkar Ola town, Kozmodemyansk town	№ 05-012768 of 07.06.2005	Before 06.06.2010	160,65/156,275 160,85/156,55MHz
Village Nezarovtsy – settlement Kachonki	№ 06-001316 of 22.03.2006	Before 22.03.2016	396/436MHz
Settlement Rudnichnyi – village Ozhmegovo	№ 06-001321 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Sinegorie – settlement Pervomaisk	№ 06-001323 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Duvannoe – village Shabury	№ 06-017468 of 11.01.2007	Before 10.01.2017	396/436MHz
Village Loilo – village Chus	№ 07-002143 of 19.2.2007	Before 18.02.2017	394-410/ 434-450MHz
Settlement Kostino – Kirov city	№ 06-001153 of 25.03.2006	Before 24.03.2016	7900/8100MHz
Penza city – settlement Lesnoi	№ 06-014030 of 30.11.2006	Before 29.11.2016	18-19GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	Before 05.01.2008	150-160MHz
Kirs – Chernigovskyi	№ 06-005493Д of 05.12.2006	Before 04.12.2016	60-76MHz
Shestakovo – Nagorsk MWR-1841	№ 15-19-18/578 of 09.01.2003	Before 05.01.2008	146,0-174,0 MHz
Demiyanov – Podosinovets –Yakhrenga MWR-1754a	№15-19-18/1597 of 09.01.2003	Before 06.01.2008	10,7-11,7GHz
Pishchal – Suvody MWR-1749	№ 15-19-18/546 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Malmyzh – Kaksinvai MWR-1751	№ 15-19-18/1595 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	Before 26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	Before 21.03.2008	10,7-11,7GHz
Balakovo ATX-3 - ATX-4, ATX-4 - ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Zolotoe – Rovnoe	№ 05-012675 of 27.05.2005	Before 26.05.2015	14GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	Before 23.01.2008	10,7-11,7GHz

Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	Before 01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Tolyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – village Rozhdestveno	№ 07-000148 of 16.04.2007	Before 15.04.2017	12-13GHz
Tolyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Tolyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	Before 01.11.2007	14GHz
Tolyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	Before 01.11.2007	1811,2024MHz
Tolyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Syzran town Regional Communication Department – RTPS MWR-1444	№ 15-19-18/48610 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Village Petrovka – village Yazykovo	№ 06-008698 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Village Bolshaya Malyshevka – village Georgievka	№ 06-008697 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Settlement Filevo – settlement Sholga	№ 06-008696 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Tolyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	Before 01.11.2007	12-13GHz
Village Bolshaya Glushitsa RCD -RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	Before 01.11.2007	10,7 – 11,7GHz
Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	Before 26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Village Burannoe – village Novoiletsk	№ 05-009180 of 06.05.2005	Before 05.05.2015	10,7-11,7GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881of 25.11.2002	Before 15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	Before 15.11.2007	7-8GHz
Buzuluk town – settlement Pervomaiskyi	№ 04-004120 of 06.06.2005	Before 05.06.2015	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	Before 15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	Before 10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Village Tokskoe – village Sredneilyasovo	№ 07-015000 of 06.06.07	Before 05.06.2017	12-13GHz
Village Kolpakskoe – settlement Plaskovskyi	№ 07-014991 of 06.06.07	Before 05.06.2017	12-13GHz

Settlement Komsomolskyi – village Dzharbutak	№ 07-014998 of 06.06.07	Before 05.06.2017	12-13GHz
Village Baigorodovka – village Fedorovka	№ 07-015009 of 06.06.07	Before 05.06.2017	12-13GHz
Village Uralskoe – village Verkhnekardailovo	№ 07-015015 of 06.06.07	Before 05.06.2017	12-13GHz
Village Grigorievka – village Kazanka	№ 07-015025 of 06.06.07	Before 05.06.2017	12-13GHz
Orsk town – settlement Novokazachyi	№ 07-014990 of 06.06.07	Before 05.06.2017	12-13GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	Before 18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	Before 18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	Before 05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	Before 05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	Before 26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	Before 26.12.2007	1724, 1995MHz
Orenburg city – state farm "Sakmarskyi" MWR	№ 04-000119 of 09.03.2004	Before 01.03.2014	10,7-11,7GHz
Dombarovka – Yasnyi town	№ 05-023101 of 15.12.2005	Before 14.12.2015	3400-3800MHz
Orenburg city – Kuvandyk town	№ 05-023132 of 15.12.2005	Before 14.12.2015	3400-3800MHz
Orenburg city – Buzuluk town	№ 05-023129 of 15.12.2005	Before 14.12.2015	3400-3800MHz
Orsk town – Kuvandyk town	№ 05-006601 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	Before 26.12.2007	10,7-11,7GHz
Kuvandyk town Local Communications Center – Kuvandyk town Local Communications Department	№ 04-005315 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Orenburg city – settlement Gornyi	№ 04-004727 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	Before 26.12.2007	10,7-11,7GHz

Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	Before 15.11.2007	10,7-11,7GHz
Settlement Atyashevo – state farm Sarast	№ 05-006222 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	Before 28.11.2008	10,7-11,7GHz
Kambarka town – village Tarasovo	№ 06-007559 of 20.07.2006	Before 19.07.2016	7-8GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Izhevsk city, MWR-3730	№ 15-20-18/51191 of 22.11.2002	Before 15.11.2007	2400MHz
Tolyatti town	№ 06-009202 of 28.08.2006	Before 27.08.2016	2,5-2,7GHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX	№ 15-20-18/1592 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Krasnogorskoe – Kokman MWR-3729	№ 15-20-18/1593 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
MWR-3753 Izhevsk ATX-26 – Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk – Volozhka Izhevsk Between AMTX-ATX-71,36,22, – Pazely	№ 15-20-18/1591 of 09.01.2003	Before 05.01.2008	1,4GHz 10,7-11,7GHz 10,7-11,7GHz 10,7-11,7GHz
Izhevsk city – settlement Dorozhnyi	№15-20-18/1591 of 09.01.2003	Before 05.01.2008	1481,5/1432,5MHz
Village Yakshur-Bodiyach – settlement Pozely	№15-20-18/1591 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Krasnogorie – settlement Kokman	№ 15-20-18/1593 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Polom – settlement Kez – settlement Kabalud	№ 15-20-18/1592 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Kozmodemiyansk town – village Emeshevo	№ 05-020782 of 17.12.2005	Before 16.12.2015	394-410/434-450MHz

Settlement Kilemary – village Nezhnur	№ 04-005811 of 21.04.2005	Before 20.04.2015	7-8GHz
Settlement Sheklyanur – settlement Kilemary	№ 05-022836 of 02.03.2006	Before 01.03.2016	7-8GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	Before 05.03.2008	7-8GHz
Kozmodemiyansk town – settlement Yurino, Kozmodemiyansk town – village Mar'ino, village Ershovo – Kozmodemiyansk town	№ 06-013846 of 25.10.2006	Before 24.10.2016	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	Before 05.03.2008	7-8GHz
Settlement Gornyak – settlement Mary-Turek	№ 05-018937 of 18.02.2006	Before 17.02.2016	7-8GHz
Village Sidelnikovo – village Puchina	№ 07-003163 of 23.05.2007	Before 22.05.2017	12-13GHz
Settlement Gornyak – village Alashaika	№ 06-017069 of 26.01.2007	Before 25.01.2017	14,728/15,148GHz
Village Emeshevo – village Emelyanovo	№ 06-017071 of 26.01.2007	Before 25.01.2017	14,627/15,047GHz
Settlement Surok – settlement Pemba	№ 07-000188 of 25.04.2007	Before 24.04.2017	15208/14788MHz
Village Shelanger – village Petyal	№ 07-000257 of 25.04.2007	Before 24.04.2017	14634/15054MHz
Village Petyal – village Sotnur	07-000440 of 24.04.2007	Before 23.04.2017	14935/14515MHz
Village Shelanger – settlement Klenovaya Gora	№ 07-000193 of 24.04.2007	Before 23.04.2017	14550/14970MHz
Kozmodemiyansk town – village Mar'ino	№ 06-017073 of 26.01.2007	Before 25.01.2017	14,728/15,148GHz
Ioshkar Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodemyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	Before 05.03.2008	7-8GHz
Village Mar'ino – settlement Yurkino	№ 06-017072 of 26.01.2007	Before 25.01.2017	14-15GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	Before 10.10.2008	10,7-11,7GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Settlement Morki – settlement Ozerki	№ 06-014229 of 27.11.2006	Before 26.11.2016	14-15GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Kanash town – Yamashevo	№ 04-000120 of 09.03.2004	Before 09.03.2012	10,7-11,7GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
г Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz

Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Settlement Yamos – village Chebakovo	№ 06-014031 of 30.11.2006	Before 29.11.2016	12-13GHz
Settlement Yamos – settlement Sovkhoznyi	№ 06-014029 of 30.11.2006	Before 29.11.2016	12-13GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Alatyr town – village Anyutino	№ 06-017068 of 26.01.2007	Before 25.01.2017	12-13GHz
Settlement Ibrisi – village Novoe Churashevo	№ 06-017070 of 26.01.2007	Before 25.01.2017	12-13GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	Before 11.06.2008	10,7-11,7GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	Before 11.06.2008	10,7-11,7GHz
Settlement Ibrisi – settlement Buguyany	№ 04-005224 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Kanash – Yamashevo MWR-1135	№ 04-000120 of 09.03.2004	Before 01.03.2014	10,7-11,7GHz
Ibrisi – Buguyany	№ 04-005224 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Ibrisi - Berezovka	№ 1020609 of 30.12.2003	Before 29.12.2008	10,7-11,7GHz
Kanash town – village Shikhazany	№ 15-20-18/55160 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Alatyr - Solovievskoe	№ 083-06-02/34516 of 23.07.2003	Before 18.07.2008	394/434MHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Dzerzhinsk town - Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	Before 28.05.2008	10,7-11,7GHz
Pavlovo town – settlement Tumbotino	№ 05-022685 of 23.03.2006	Before 22.03.2016	12-13GHz
Nizhny Novgorod – Volodarsk town	№ 103334 of 22.09.2003	Before 09.09.2008	10,7-11,7GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	Before 28.05.2008	10,7-11,7GHz
Dzerzhinsk town, Kirov avenue – settlement Babino	№ 05-018373 of 27.12.2005	Before 26.12.2015	12,9-13,1GHz
Bogorodsk town – settlement Oranki	№ 05-006597 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Settlement Vacha - settlement Sosnovskoe	№ 1014315 of 25.09.2003	Before 11.09.2008	10,7-11,7GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	Before 16.06.2008	10,7-11,7GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	Before 22.11.2014	10,7-11,7GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	Before 25.05.2008	10,7-11,7GHz
Settlement Sosnovskoe – village Rozhok	№ 07-000007 of 17.04.2007	Before 16.04.2017	12,849-13,115GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2003	Before 18.06.2008	10,7-11,7GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	Before 22.11.2014	10,7-11,7GHz
Vyksa town – village Novodmitrievka	№ 07-000259 of 17.04.2007	Before 16.04.2017	13024/12758MHz
Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka	№ 1003302 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz

Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	Before 18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – village Bebyaevo (Arzamas – village Krasnoe; Arzamas – unattended operation)	№ 05-015506 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Motovilovo	№ 06-016763 of 16.01.2007	Before 15.01.2017	12-13GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	Before 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas – Shatovka	№ 1003310 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 06-014028 of 30.11.2006	Before 29.11.2016	12-13GHz
Arzamas – Abramovo	№ 1003300 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Perevoz – Shpilevo	№ 04-005271 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Bor – Linda; Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Bor – Ostankino	№ 06-014027 of 30.11.2006	Before 29.11.2016	12-13GHz
Bor town – settlement Bolshoe Pikino	№ 07-000182 of 17.04.2007	Before 16.04.2017	12863/13129MHz
Village Ostankino – village Plotinka	№ 06-016762 of 16.01.2007	Before 15.01.2017	12-13GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Bor town – settlement Kerzhenets	№ 05-022821 of 02.03.2006	Before 01.03.2016	10,7-11,7GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Settlement Bolsheorlovskoe – settlement Rustai	№ 06-016758 of 16.01.2007	Before 15.01.2017	12-13GHz
Settlement Bolsheorlovskoe – settlement Kerzhenets	№ 06-016760 of 16.01.2007	Before 15.01.2017	12-13GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 05-019023 of 17.02.2006	Before 16.02.2016	10,7 – 11,7GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 06-021401 of 16.01.2007	Before 15.01.2017	12-13GHz
Balakhna – Balakhna – Rylovo	№ 1024155 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz

Balakhna – Maloe Kozino Balakhna – Lukino Balakhna – Shalimovo – Konevo Balakhna – Sovkhoznyi Balakhna – Gidrotorf Balakhna – B. Kozino MWR-1633	№ 1024156 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Balakhna – Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Balakhna – Istomino	№ 1021512 of 21.08.2003	Before 15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 15-19-18/51403 of 26.11.2002	Before 20.11.2007	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	Before 03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Gorodets – Chkalovsk	№ 04-001729 of 21.03.2005	Before 20.03.2015	7-8GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	Before 03.11.2014	146-174Hz
Gorodets – Voronino	№ 1020535 of 22.09.2003	Before 09.09.2008	10.7-11.7GHz
Lyskovo – Valki	№ 15-19-18/7498 of 13.02.2008	Before 13.02.2008	10.7-11.7GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Before 24.09.2008	10.7-11.7GHz
Bor town – settlement Ostankino	№ 05-022558 of 23.03.2006	Before 22.03.2016	7-8GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	Before 24.09.2008	10.7-11.7GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	Before 15.08.2008	10.7-11.7GHz
Semenovo – Shaldezhka	№ 1003324 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Settlement Iliinogorsk – settlement Tsentralnyi	№ 07-000194 of 17.04.2007	Before 16.04.2017	12933/13199MHz
Semenovo – Kulebaki town – village Lomovka – village Teplovo – settlement Gremyachevo	№ 05-022559 of 23.03.2006	Before 22.03.2016	12-13GHz
Chkalovsk town – Vershilovo	№ 1003326 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Chkalovsk town – village Vysokoe	№ 05-022565 of 28.03.2006	Before 27.03.2016	10,7-11,7GHz
Voskresenskoe – Vozdvizheninskoe	№ 1003332 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Before 13.10.2006	60-74MHz
Varnavino – Mikhalenino	№ 06-021400 of 16.04.2007	Before 15.04.2017	12-13GHz

Shakhuniaya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	Before 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Before 29.07.2008	10.7-11.7GHz
Ardatov – Mukhtolovo	№ 1025384 of 22.07.2003	Before 10.07.2008	10.7-11.7GHz
Volodarsk – Iliinogorsk	№ 1025387 of 24.07.2003	Before 15.07.2008	1,7-1,9GHz
Kstovo – Roika	№ 15-19-18/10059 of 04.03.2003	Before 26.02.2008	10.7-11.7GHz
Kstovo town – village Sheloksha	№ 07-000258 of 17.04.2007	Before 16.04.2017	12877/13143MHz
Volodarsk town – settlement Iliinogorsk	№ 06-016759 of 16.01.2007	Before 15.01.2017	12-13GHz
Volodarsk town – settlement Novosmolinskyi	№ 06-016761 of 16.01.2007	Before 15.01.2017	12-13GHz
Volodarsk town – settlement Smolino	№ 07-000195 of 24.04.2007	Before 23.04.2012	12-13GHz
Shakhuniaya – Uren MWR-0839	№ 1025127 of 21.06.2003	Before 10.06.2008	7-8GHz
Shakhuniaya – B.Shirokoe MWR-4439	№ 1025130 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Varnavino – Krasnye Baki MWR-0307	№ 1025175 of 21.06.2003	Before 10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Uren – Vetluga	№ 05-022567 of 23.03.2006	Before 22.03.2016	12-13GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Shakhuniaya – Vetluga	№ 1025118 of 21.06.2003	Before 10.06.2008	7-8GHz
Shakhuniaya – Verkhovskoe – settlement Syava – settlement Vakhtan	№ 05-022563 of 23.03.2006	Before 22.03.2016	12-13GHz
Shakhuniaya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	Before 10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Shakhuniaya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	Before 10.06.2008	7-8GHZ
Krasnye Baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	Before 10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	Before 28.05.2008	10.7-11.7GHz
Uren – Mineevka	№ 05-022361 of 18.02.2006	Before 17.02.2016	10.7-11.7GHz
Nizhny Novgorod city – Bor MWR-5120	№ 1003334 of 22.09.2003	Before 09.09.2008	7-8GHz
Voznesenskoe – Polkh Maidan Voznesenskoe – Matyzley	№04-001634 of 23.11.2004	Before 22.11.2014	10.7-11.7GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	Before 09.09.2008	7-8GHz
Nizhny Novgorod city – Shakhuniaya	№ 06-004717 of 25.04.2006	Before 24.04.2016	7-8GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	Before 09.09.2008	10.7-11.7GHz

Nizhny Novgorod city (Lyadov square) – settlement Doskino	№ 04-001544 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Nizhny Novgorod city (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Before 19.12.2014	10.7-11.7GHz
Nizhny Novgorod city, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Sergach – Shubino	№ 15-19-18/7499 of 17.02.2003	Before 13.02.2008	10.7-11.7GHz
Nizhny Novgorod – Roika	№ 15-19-18/7819 of 18.02.2003	Before 17.02.2008	10.7-11.7GHz
	№ 15-19-18/51374 of 26.11.2002	Before 20.11.2007	10.7-11.7GHz
Sergach – Lopatino	№ 04-001655 of 20.12.2004	Before 19.12.2014	10.7-11.7GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sechenovo town – Verkhnee Talyzino	№ 07-000191 of 17.04.2007	Before 16.04.2017	12793/13059GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Krasnye Baki – settlement Varnavino	№ 05-022560 of 23.03.2006	Before 22.03.2016	12-13GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sergach – Lopatino	№ 04-001524 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982 of 10.06.2003	Before 10.06.2008	10.7-11.7GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	Before 31.07.2008	10.7-11.7GHz
Semenov town – village Maloe Zinovievo	№ 07-000189 of 17.04.2007	Before 16.04.2017	12849/13115MHz
Semenov – Sukhobezvodnoe	№ 15-19-18/51404 of 26.11.2002	Before 20.11.2007	10.7-11.7GHz
Settlement Sukhobezvodnoe – settlement Fanernyi	№ 07-000005 of 17.04.2007	Before 16.04.2017	12,877-13,143GHz
Vorotynets – Vasilchursk	№ 15-19-18/7890 of 18.02.2003	Before 17.02.2008	10.7-11.7GHz
Settlement Voznesenskoe – settlement Kriusha	№ 07-000006 of 17.04.2007	Before 16.04.2017	12,891-13,157GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	Before 31.07.2008	10.7-11.7GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Gorodets town – settlement Koverníno	№ 04-004108 of 31.12.2004	Before 30.12.2014	10.7-11.7GHz
Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz

Kstovo – Bezvodnoe	№ 15-19-18/9619 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Settlement Prokoshevo - Rabotki	№ 15-19-18/10058 of 04.03.2003	Before 26.02.2008	10.7-11.7GHz
Kstovo – Prokoshevo	№ 15-19-18/9617 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Kstovo – B.Mokroe	№ 15-19-18/9618 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Kantauruvo – Sitniki	№ 1018084 of 21.08.2003	Before 21.08.2008	7-8GHz
Sosnovskoe - Elizarovo	№ 1018907 of 02.06.2003	Before 28.05.2008	10.7-11.7GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	Before 19.12.2008	7-8GHz
Settlement Krasnye Baki – settlement Voskresenskoe	№ 07-001978 of 23.05.2007	Before 22.05.2017	7-8GHz
Shakhuniaya town – village Shaigino – settlement Tonshaevo	№ 07-003220 of 23.05.2007	Before 22.05.2017	14-15GHz
Shakhuniaya town – village Bolshoe Shirokoe	№ 07-015492 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Tonshaevo – village Dvoeglazovo – settlement Sharanga	№ 07-002210 of 23.05.2007	Before 22.05.2017	14-15GHz
Settlement Krasnye Baki – settlement Shemanikha	№ 07-001426 of 18.05.2007	Before 17.05.2017	12-13GHz
Kstovo town – village Bolshoe Mokroe	№ 07-001428 of 18.05.2007	Before 17.05.2017	12-13GHz
Kstovo town – settlement Druzhnyi	№ 07-015493 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Varnavino – village Timarikha	№ 07-001427 of 18.05.2007	Before 17.05.2017	12-13GHz
Settlement Varnavino – settlement Gorki	№ 07-001425 of 18.05.2007	Before 17.05.2017	12-13GHz
Arzamas town – village Kazakovo	№ 07-015471 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Chernukha	№ 07-015494 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Kamenishchy	№ 07-015485 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Pergalei	№ 07-015419 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Valgasy	№ 07-015419 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – settlement Niva	№ 07-015489 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Bolshie Bokaldy	№ 07-015418 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Diveevo – village Glukhovo	№ 07-015475 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Diveevo – village Bolshoe Cherevatovo	№ 07-015462 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Mineevo	№ 07-015408 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Bolshoe Karpovo	№ 07-015434 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Semenovo	№ 07-015410 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – village Tainakovo	№ 07-015428 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – settlement Shpilevo	№ 07-015435 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – settlement Yagodnoe	№ 07-015426 of 08.06.2007	Before 07.06.2017	12-13GHz

Chkalovsk town – village Novinki	№ 07-015469 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – settlement Vershilovo	№ 07-015421 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – settlement Katunki	№ 07-015429 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Voznesenskoe – village Motyzley	№ 07-015465 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Voznesenskoe – village Polkhovskyi Maidan	№ 07-015425 of 08.06.2007	Before 08.06.2017	12-13GHz
Kstovo town – village Bezvodnoe	№ 07-015424 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – village Valki	№ 07-015486 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – village Makarievo	№ 07-015467 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sosnovskoe – village Elizarovo	№ 07-015464 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sosnovskoe – village Davydkovo	№ 07-015413 of 08.06.2007	Before 07.06.2017	12-13GHz
Sergach town – village Shubino	№ 07-015470 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sosnovskoe – village Lopatino	№ 07-015436 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sharanga – village Bolshoe Ustinskoe	№ 07-015466 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Abramovo	№ 07-015468 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Vasiliev Vrag	№ 07-015409 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Shatovka	№ 07-015417 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Novyi Usad	№ 07-015480 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Vetoshkino	№ 07-015482 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Fokino – settlement Kuzmiyar	№ 07-015463 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Mayaki – settlement Burepolom	№ 07-015488 of 08.06.2007	Before 07.06.2017	12-13GHz
Semenov town – village Shaldezhka	№ 07-015495 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Urazovka – village Salgany	№ 07-015473 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Vorotynets – settlement Vasilchursk	№ 07-015474 of 08.06.2007	Before 07.06.2017	12-13GHz
Bor town – village Krasnaya Sloboda	№ 07-015472 of 08.06.2007	Before 07.06.2017	12-13GHz
Shakhuniaya town – village Akaty	№ 07-015484 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Arkhipovka – village Zhdanovo	№ 07-015454 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Yasnaya Polyana – settlement Voskhodyashchii	№ 07-015441 of 08.06.2007	Before 07.06.2008	12-13GHz
Settlement Iriklinskyi – village Vishnevoe	№ 07-015437 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Kolpakskoe – village Bannoe	№ 07-015438 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Novoorsk, Rabochaya street – Mostovaya street	№ 07-015458 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Vyazovoe – village Krynitsa	№ 07-015459 of 08.06.2007	Before 07.06.2017	12-13GHz
Buzuluk town – settlement Kirovskyi	№ 07-015478 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Pretoria – village Suvorovka	№ 07-015460 of 08.06.2007	Before 07.06.2017	12-13GHz

Village Novokamenka – village Shirokoe	№ 07-015457 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Belyaevka – village Mezhdurechie	№ 07-015450 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Energetik – Orsk town	№ 07-015453 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Energetik – settlement Sevastopol	№ 07-015452 of 08.06.2007	Before 07.06.2008	12-13GHz
Settlement Kirovsk – settlement Beloozernyi	№ 07-015451 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sakmara – village Grebenki	№ 07-015420 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Nikolskaya – settlement Frunzenskyi	№ 07-015455 of 08.06.2007	Before 07.06.2017	12-13GHz
Orsk town, Kosmonavtov street – Tsentralnaya street	№ 07-015461 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Polevoi – village Kozhemberlya	№ 07-015481 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Stepnoi – village Pustobaevo	№ 07-015416 of 08.06.2007	Before 07.06.2008	12-13GHz
Village Matveevka – village Alexeevka	№ 07-015412 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Stepanovka – village Almala	№ 07-015477 of 08.06.2007	Before 07.06.2017	12-13GHz
Malmyzh town – village Kaksinvai	№ 07-015411 of 08.06.2007	Before 07.06.2017	7-8GHz
Village Maromitsa – village Duvannoe	№ 07-015414 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Oparino – settlement Maromitsa	№ 07-015483 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Nagorsk – village Lipovka – village Sinegorie	№ 07-015487 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Rudnichnyi – village Ozhmegovo	№ 07-015878 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Borovitsa – village Andreeva Gora	№ 07-015875 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Latyshskyi – settlement Almezh	№ 07-015892 of 08.06.2007	Before 07.06.2017	438/398MHz
Novovyatsk – Kirov city	№ 07-016785 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Karavainoe – village Chistopolie	№ 07-016828 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Plotbishche – settlement Donaurovo	№ 07-016788 of 18.06.2007	Before 17.06.2017	398/438MHz
Settlement Dubrovka – village Podrezchikha	№ 07-016786 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Nizhnya Palomitsa – settlement Rechnoi	№ 07-016829 of 18.06.2007	Before 17.06.2017	398/438MHz
Settlement Dubrovka – village Troitsa	№ 07-016787 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Papulovo – settlement Uga	№ 07-016826 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Pishchalie – settlement Suvody	№ 07-016827 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Ivashevo – village Khristoforovo	№ 07-016802 of 18.06.2007	Before 19.06.2017	398/438MHz
Village Duvannoe – village Strelskaya	№ 07-016866 of 18.06.2007	Before 19.06.2017	398/438MHz
Settlement Voskresenskoe – village Nestiary	№ 07-017220 of 20.06.2007	Before 19.06.2017	394-410/434-450MHz
Buzuluk – Buguruslan	№ 03-10842 of 25.12.2003	Before 19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	Before 17.02.2008	1880-1900MHz

Ulyanovsk city	№ 1028792 of 13.11.2003	Before 01.11.2008	1880-1900MHz
Ulyanovsk city	№ 04-005302 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Ulyanovsk city	№ 06-003504 of 18.04.2006	Before 17.04.2016	1880-1900MHz
Kirov, Poroshino, Ganino	№ 1022527 of 03.10.2003	Before 28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	Before 20.10.2008	1880-1900MHz
Kirov city	№ 04-005328 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Kirovochepetsk town	№ 04-005318 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Kirov city	№ 06-000889 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-000871 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-000879 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-001289 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-012101 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Kirov city	№ 06-001281 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-001264 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-001263 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-018317 of 29.12.2006	Before 28.12.2016	1880-1900MHz
Kirov city	№ 06-018312 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Kotelnich town	№ 05-023837 of 27.12.2005	Before 26.12.2015	1880-1900MHz
Settlement Raduzhnyi	№ 05-023840 of 27.12.2005	Before 26.12.2015	1880-1900MHz
Izhevsk city	№ 05-010881 of 06.06.2005	Before 05.06.2015	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Before 25.09.2008	1880-1900MHz
Penza city	№ 06-001667 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Penza city	№ 06-018313 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Nizhny Lomov town	№ 06-009747 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Saransk town (Khmelevskyi street, N.Erkai street, Goncharov street);	№ 04-005323 of 31.12.2004	Before 30.12.2014	1880-1900MHz
Settlement Bessonovka	№ 04-005875 of 31.12.2004	Before 30.12.2014	1880-1900MHz
Yaransk town	№ 05-012850 of 09.06.2005	Before 08.06.2015	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Before 25.09.2008	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma,	№ 17-03-33/16505 of 08.04.2003	Before 08.04.2008	1880-1900MHz

Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo			
Ruzaevka town, Kovylkino town, Tengushevo town, Dubenki town	№ 17-03-33/45471 of 25.10.2002	Before 30.09.2007	1880-1900MHz
Krasnoslobodsk town	№ 05-022385 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Ruzaevka town	№ 06-001666 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orsk town	№ 05-020151 of 28.12.2005	Before 27.12.2015	1880-1900MHz
Orsk town	№ 06-009882 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orsk town	№ 06-009883 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orsk town	№ 06-009746 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012103 of 03.10.2006	Before 02.10.2016	
Orenburg city	№ 17-03-33/53358 of 10.12.2002	Before 20.11.2007	1880-1900MHz
Orenburg city	№ 06-009748 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-009749 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012100 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Orenburg city	№ 06-001541 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 06-012102 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Orenburg city	№ 06-002632 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Orenburg city	№ 07-003096 of 11.05.2007	Before 10.05.2017	1880-1900MHz
Novotroitsk town	№ 06 – 009750 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Novotroitsk town	№ 06-018331 of 09.01.2007	Before 08.01.2017	1880-1900MHz
Sorochinsk town	№ 06-002261 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Settlement Svetlyi	№ 06-002262 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Orenburg city	№ 06-001270 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 06-001259 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city (settlement Kushkul)	№ 04-005309 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Buzuluk town	№ 06-003261 of 18.04.2006	Before 17.04.2016	1880-1900MHz
Orsk town	№ 04-005236 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Orsk town	№ 06-001265 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	Before 22.08.2008	1880-1900MHz
Orenburg city	№ 05-010594 of 06.05.2005	Before 05.05.2015	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	Before 20.11.2007	1880-1900MHz

Izhevsk city	№ 17-03-33/13908 of 24.09.2003	Before 18.03.2008	1880-1900MHz
Glazov town, Mozhga town, Settlement Igra, Sarapul town	№ 17-03-33/47476 of 10.11.2002	Before 30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	Before 30.10.2007	1880-1900MHz
Village Medayany of Krasnooktyabrskyi district	№ 05-006603 of 24.03.2005	Before 23.03.2015	1880-1900MHz
Settlement Sovkhoznyi	№ 05-022528 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Cheboksary town (Lenin avenue, Chernyshevsky street)	№ 06-005153 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Cheboksary town (R.Luxemburg)	№ 06-018315 of 29.12.2006	Before 28.12.2016	1880-1900MHz
Cheboksary town (Chernyshevsky street, Solyanoe pr., Lebedev street)	№ 06-005154 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	Before 26.09.2008	1880-1900MHz
Votkinsk, Izhevsk, Sarapul	№ 1014972 of 04.07.2003	Before 30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo district	№ 17-03-33/19861 of 23.04.2003	Before 17.04.2008	1880-1900MHz
Kstovo town	№ 06-007984 of 13.07.2006	Before 12.07.2016	1880-1900MHz
Village Vad	№ 06-007195 of 10.07.2006	Before 09.07.2016	1880-1900MHz
Volzhsk town	№ 06-016567 of 22.12.2006	Before 21.12.2016	1880-1900MHz
Nizhny Novgorod, Gaidar street	№ 05-017845 of 25.10.2005	Before 24.10.2015	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	Before 05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 05-022719 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Before 26.02.2017	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	Before 27.10.2008	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Before 25.02.2017	1880-1900MHz

Sergach town	№ 06-007985 of 13.07.2006	Before 12.07.2016	1880-1900MHz
Ioshkar Ola town	№ 05-013857 of 09.06.2005	Before 08.06.2015	1880-1900MHz
Ioshkar Ola town	№ 06-004422 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Ruzaevka, Chamzinka, Atyurievo	№ 04-001141 of 12.10.2004	Before 11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004	Before 11.10.2014	1880-1900MHz
Kirov city	№ 05-006534 of 24.03.2005	Before 23.03.2015	1880-1900MHz
Kirov city	№ 06-000870 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city, Luganskaya street	№ 05-017847 of 25.10.2005	Before 24.10.2015	1880-1900MHz
Kirov city	№ 06-018318 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Settlement Torbeevo in Mordovia Republic	№ 05-006403 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Samara city	№ 05-006406 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	Before 27.12.2014	1880-1900MHz
Arzamas town	№ 06-005786 of 06.06.2006	Before 05.06.2016	1880-1900MHz
Pavlovo town	№ 04-006598 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.2004	Before 27.12.2014	1880-1900MHz
Samara city BS-27, BS-28, Syzran town BS-29, BS-30, BS-31, BS-32, BS-33, Neftegorsk town BS-18, Podstepki BS-25, Yagodnoe BS-26	№ 06-018314 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Sharanga	№ 06-006360Д of 22.01.2007	Before 21.01.2017	42,95
Tonkino	№ 06-006361Д of 22.01.2007	Before 21.01.2017	42,95
Chuvashia Republic			
Village Poretskoe – village Krasnoglukhovo	№ 06-006565Д of 15.01.2007	Before 14.01.2017	307,7125/343,7125
Settlement Ibrisi – settlement Lipovka	№ 06-006566Д of 11.01.2007	Before 10.01.2017	307,8125/343,8125
Kirov oblast			
Settlement Lyalsk – village Kuzminskaya	№ 06-003934Д of 27.09.2006	Before 26.09.2016	307,7675/343,7675
Vyatskie Polyany town	№ 06-005475Д of 04.12.2006	Before 03.12.2016	307/343
Omutninsk town	№ 06-005620Д of 04.12.2006	Before 03.12.2016	44,25MHz

Settlement Strizhi – village Reshetniki	№ 06-003925Д of 27.09.2006	Before 26.09.2016	343,6625/307,6625
Settlement Tuzha – village Soboli	№ 06-003926Д of 27.09.2006	Before 26.09.2016	343,6875/307,6875
Settlement Svecha – village Kholmy	№ 06-003927Д of 27.09.2006	Before 26.09.2016	343,8375/307,8375
Village Novaya Ukazna – village Zhirnovo	№ 06-003931Д of 27.09.2006	Before 26.09.2016	343,5625/307,5625
Village Chernushka – village Troitskoe	№ 06-003935Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Village Shabury – village Strelskaya	№ 06-003933Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Village Nazarovtsy – village Kachonki	№ 06-003928Д of 27.09.2006	Before 26.09.2016	343,7125/307,7125
Settlement Kiknur – village Ulesh	№ 06-003930Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Settlement Kiknur – village Chashcha	№ 06-003929Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Settlement Oparino – settlement Duvannoe	№ 06-003932Д of 27.09.2006	Before 26.09.2016	307,8125/343,8125
Settlement Lalsk – village Zaborie	№ 06-003937Д of 27.09.2006	Before 26.09.2016	307,9875/343,9875
Zuevka town – village Spaso-Zaozerie	№ 06-003936Д of 27.09.2006	Before 26.09.2016	307,7625/343,7625
Settlement Kilmez – village Polyanka	№ 06-003842Д of 27.09.2006	Before 26.09.2016	307,7375/343,7375
Settlement Oparino – settlement Chursiya	№ 06-003841Д of 27.09.2006	Before 26.09.2016	307,5375/343,5375
Zuevka town – settlement Motous	№ 06-004672Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Village Utmanovo – village Grebnevo	№ 06-004670Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Oparino – settlement Sergeevskaya Vereteya	№ 06-004673Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Village Ekaterina – village Malaya Melnitsa	№ 06-004671Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Pervomaiskyi – settlement Mytets	№ 06-004838Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Nagorsk – village Simonovka	№ 06-004667Д of 24.10.2006	Before 23.10.2016	307,7125/343,7125
Village Nikolaevo – village Anikintsy	№ 06-004668Д of 24.10.2006	Before 23.10.2016	307,8875/343,8875
Nizhny Novgorod oblast			
Bogorodsk – Priozernoe	№ 06-005372Д of 01.12.2006	Before 30.11.2016	307;434;
Settlement Voskresenskoe – village Kuznetsovo	№ 06-000278Д of 14.03.2006	Before 13.03.2016	307;434
Settlement Voskresenskoe	№ 06-002762Д of 10.07.2006	Before 09.07.2016	307;434
Village Brilyakovo – village Karlovo	№ 06-003080Д of 07.08.2006	Before 06.08.2016	307;434
Village Nakhratovo – village Chikhtino	№ 06-000277Д of 14.03.2006	Before 13.03.2016	307;434
Village Monakovo – village Spas-Sedcheno	№ 06-000639Д of 14.03.2006	Before 13.03.2016	307;434
Village Prokoshevo – village Lyapisi	№ 06-001475Д of 19.05.2006	Before 18.05.2016	307;434
Pavlovo town – village Staroe Shcherbinono	№ 06-000637Д of 14.03.2006	Before 13.03.2016	307;434
Volodarsk town – village Shchelkanovo	№ 06-000638Д of 14.03.2006	Before 13.03.2016	307;434

Perevoz town – settlement Borok	№ 06-000363Д of 14.03.2006	Before 13.03.2016	307;434
Settlement Kovernino – village Talitsy	№ 06-000488Д of 10.03.2006	Before 09.03.2016	307;434
Village Belbazh – village Volokolam	№ 06-000491Д of 10.03.2006	Before 09.03.2016	307;434
Settlement after Stepan Razin – village Orlovka	№ 06-003265Д of 07.08.2006	Before 06.08.2016	307;343
Village Belbazh – village Rameshki	№ 06-000482Д of 10.03.2006	Before 12.03.2016	307;434
Village Verkhovskoe – settlement Syava	№ 06-006066Д of 27.12.2006	Before 26.12.2016	307;434
Settlement Vorotynets – settlement Krasnyi Vostok	№ 06-000486Д of 10.03.2006	Before 09.03.2016	307;434
Settlement Vorotynets – village Bykovka	№ 06-002960Д of 07.08.2006	Before 06.08.2016	307;434
Settlement Vorotynets – village Kalitka	№ 06-003058Д of 07.08.2006	Before 06.08.2016	307;434
Settlement Vorotynets – settlement Kuzmiyar	№ 06-001474Д of 19.05.2006	Before 18.05.2016	307;434
Settlement Vorotynets – village Kriushi	№ 06-000474Д of 10.03.2006	Before 09.03.2016	307;434
Settlement Vorotynets – village Kriushi	№ 06-002961Д of 07.08.2006	Before 06.08.2016	307;434
Settlement Vorotynets – village Nikolskoe	№ 06-001462Д of 19.05.2006	Before 18.05.2016	307;434
Settlement Vorotynets – village Bykovka	№ 06-000483Д of 10.03.2006	Before 09.03.2016	307;434
Settlement Vorotynets – village Belavka	№ 06-003136Д of 07.08.2006	Before 06.08.2016	307;434
Village Tartaley – village Tartaley	№ 06-000479Д of 10.03.2006	Before 09.03.2016	307;434
Village Davydovo – village Berezovka	№ 06-000481Д of 10.03.2006	Before 09.03.2016	307;434
Settlement Dubrovna – village Novoe Zhedrino	№ 06-003173Д of 07.08.2006	Before 06.08.2016	307;343
Village Podlesovo – village Gornyi Borok	№ 06-001464Д of 19.05.2006	Before 18.05.2016	307;434
Village Petrovka – village Malinovka	№ 06-003266Д of 07.08.2006	Before 06.08.2016	307;343
Village Podlesovo – village Vyezdnoe	№ 06-001476Д of 19.05.2006	Before 18.05.2016	307;434
Village Prokoshevo – village Serkovo	№ 06-001463Д of 19.05.2006	Before 18.05.2016	307;434
Village Pochinki	№ 06-003077Д of 07.08.2006	Before 06.08.2016	307;434
Village Purekh – village Kuznetsovo	№ 06-003141Д of 07.08.2006	Before 06.08.2016	307;343
Village Medovartsevo – village Epifanovo	№ 06-000476Д of 10.03.2006	Before 09.03.2016	307;434
Village Medovartsevo – village Verkhopolie	№ 06-000484Д of 10.03.2006	Before 09.03.2016	307;434
Kulebaki town – village Shiloksha	№ 06-000487Д of 10.03.2006	Before 09.03.2016	307;434
Village Bolshoe Pole – settlement Severnyi	№ 06-000489Д of 10.03.2006	Before 09.03.2016	307;434
Village Bolshoe Pole – settlement Severnyi	№ 07-002391Д of 29.05.2007	Before 28.05.2017	307;434
Village Bolshoe Boldino – village Apraksino	№ 06-003171Д of 07.08.2006	Before 06.08.2016	307;434

Settlement Voskresenskoe – village Chukhlomka	№ 06-000470Д of 10.03.2006	Before 09.03.2016	307;434
Village Khokhloma – village Utkino	№ 06-000492 of 10.03.2006	Before 09.03.2016	307;434
Village Sheloksha – village Veredeevo	№ 06-001465Д of 19.05.2006	Before 18.05.2016	307;434
Village Chirgushi – village Novoselki	№ 06-000478Д of 10.03.2006	Before 09.03.2016	307;434
Settlement Fakel – settlement Bashmakovo	№ 06-000089Д of 10.03.2006	Before 09.03.2016	307;434
Settlement Pionerskyi – settlement Igra	№ 06-000090Д of 10.03.2006	Before 09.03.2016	307;434
Village Medovartsevo – village Poltso	№ 06-000365Д of 14.03.2006	Before 13.03.2016	307;434
Perevoz town – village Kiselikha	№ 06-000368Д of 14.03.2006	Before 13.03.2016	307;434
Village Demino – village Malakhovo	№ 06-000604Д of 13.03.2006	Before 12.03.2016	307;434
Village Demino – village Malakhovo	№ 06-000608 of 13.03.2006	Before 12.03.2016	307;434
Village Kamennoe – village Galanino	№ 06-000607 of 13.03.2006	Before 12.03.2016	307;434
Village Kamennoe – village Zakhvatovo	№ 06-000598Д of 13.03.2006	Before 12.03.2016	307;434
Village Belbazh – village Radost	№ 06-000609Д of 13.03.2006	Before 12.03.2016	307;434
Settlement Vorotynets – village Akhpaevka	№ 06-000601Д of 13.03.2006	Before 12.03.2016	307;434
Sergach town – village Shubino	№ 06-000605Д of 13.03.2006	Before 12.03.2016	307;434
Village Gorevo – village Makarshino	№ 06-000384Д of 14.03.2006	Before 13.03.2016	307;434
Village Bolshoi Makatelem – settlement Rogozhinskyi	№ 07-002392Д of 28.05.2007	Before 27.05.2017	307;434
Village Nosovaya – village Zavod	№ 06-000280Д of 14.03.2006	Before 13.03.2016	307;434
Village Nosovaya – settlement Zharenskyi	№ 06-001468Д of 19.05.2006	Before 19.05.2006	307;434
Village Novyi Usad – village Ivanovskoe	№ 06-002962Д of 07.08.2006	Before 06.08.2016	307;434
Village Kovrigino – village Korobeinikovo	№ 06-000360Д of 14.03.2006	Before 13.03.2016	307;434
Village Kamenka – village Krutoe	№ 06-00366Д of 14.03.2006	Before 13.03.2016	307;434
Perevoz town – village Medvedkovo	№ 06-000357Д of 14.03.2006	Before 13.03.2016	307;434
Perevoz town – village Selishchi	№ 06-001214Д of 18.04.2006	Before 17.04.2016	307;434
Balakhna town – settlement Maloe Kozino	№ 06-000362Д of 14.03.2006	Before 13.03.2016	307;434
Balakhna town – settlement Maloe Kozino	№ 06-003040Д of 08.08.2006	Before 07.08.2016	307;434
Village Davydkovo – village Berezovka	№ 06-000353Д of 14.03.2006	Before 13.03.2016	307;434
Village Chulkovo – village Bobynino	№ 06-000273Д of 14.03.2006	Before 13.03.2006	307;434
Village Nikolaevka – settlement Krasnaya gorka	№ 52-401807 of 12.07.2004	Before 12.07.2007	307;343
Settlement Varnavino – settlement Voskhod	№ 06-006104Д of 29.12.2006	Before 28.12.2016	307;343

Village Vad – village Gari	№ 05-001252Д of 26.12.2005	Before 25.12.2015	307;343
Settlement Smirkino – village Stolbovo	№ 06-000606 of 13.03.2006	Before 12.03.2016	307;434
Village Vad – village Bukaley	№ 05-001291Д of 26.12.2005	Before 25.12.2015	307;343
Village Zelenie Gory	№ 06-003054Д of 07.08.2006	Before 06.08.2016	
Village Shvarikha – village Dubenki	№ 05-001831 of 27.12.2005	Before 26.12.2015	307;343
Village Maloe Mamleevo – settlement Novaya Moskva	№ 05-001807Д of 28.12.2005	Before 27.12.2015	307;343
Village Kruykovka – village Berezovka	№ 05-001799Д of 28.12.2005	Before 27.12.2015	307;343
Settlement after Stepan Razin – village Orlovka	№ 05-001791Д of 28.12.2005	Before 27.12.2015	307;343
Village Saldamanov – village Novyi Maidan	№ 05-001809Д of 28.12.2005	Before 27.12.2015	307;343
Village Abramovo – village Novaya Sloboda	№ 06-001466Д of 19.05.2006	Before 18.05.2016	307;434
Village Arapovo – village Aleshkovo	№ 05-001835Д of 28.12.2005	Before 27.12.2015	307;343
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	Before 03.06.2006	307;343
Settlement Tonshaevo – village Vyakshener	№ 06-003151Д of 08.08.2006	Before 07.08.2016	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	Before 12.04.2009	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 06-003150Д of 08.08.2006	Before 07.08.2016	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 07-003228Д of 18.06.2007	Before 17.06.2017	307;343
Settlement Tonshaevo – Pismener	№ 06-006098Д of 28.12.2006	Before 27.12.2016	307;343
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2017	307;343
Village Filinskoe – village Bolotnikovo	№ 06-001461Д of 19.05.2006	Before 18.05.2016	307;434
Settlement Varnavino – settlement Voskhod	№ 06-003155Д of 08.08.2006	Before 07.08.2016	307;343
Village Yasentsy – village Kishemskoe	№ 06-001469Д of 19.05.2006	Before 18.05.2016	307;434
Village Valtovo – village Salavir	№ 05-001824Д of 27.12.2005	Before 26.12.2015	307;343
Village Arapovo – village Kudryashki	№ 05-001811Д of 27.12.2005	Before 26.12.2015	307;343
Village Arapovo – village Timonino	№ 05-001817Д of 28.12.2005	Before 26.12.2015	307;343
Village Elizarovo – village Stechkino	№ 06-001168Д of 26.04.2006	Before 25.04.2016	307;343
Village Steksovo – settlement Ideal	№ 06-001169Д of 26.04.2006	Before 25.04.2016	307;343
Settlement Krasnyi bor	№ 06-001202Д of 26.04.2006	Before 25.04.2016	307;343
Settlement Krasnyi bor	№ 06-003137Д of 07.08.2006	Before 06.08.2016	307;343
Village Vershilovo – settlement Chistoe	№ 07-002390Д of 28.05.2007	Before 27.05.2017	307;343
Settlement Shatki – village Arkhangelskoe	№ 06-001137Д of 26.04.2006	Before 25.04.2016	307;343
Settlement Shatki – village Arkhangelskoe	№ 06-003172Д of 07.08.2006	Before 06.08.2016	307;343

Village Smirnovo – village Alemaevo	№ 06-001166Д of 26.04.2006	Before 25.04.2016	307;343
Village Smirnovo – settlement Svobodnyi Trud	№ 06-003042Д of 07.08.2006	Before 06.08.2016	307;343
Settlement Shatki – settlement Sosnovyi Bor	№ 06-001136Д of 26.04.2006	Before 25.04.2016	307;343
Settlement Shatki	№ 06-001201Д of 26.04.2006	Before 25.04.2016	307;343
Village Kamenka – village Pavlovka	№ 06-001135Д of 26.04.2006	Before 25.04.2016	307;343
Village Petrovka – village Malinovka	№ 06-001134Д of 26.04.2006	Before 25.04.2016	307;343
Village Bogoyavlenie	№ 06-001149Д of 26.04.2006	Before 25.04.2016	307;343
Village Tatarskoe	№ 06-001165Д of 26.04.2006	Before 25.04.2016	307;343
Village Zelenyi dol – village Kalenki	№ 05-001837Д of 27.12.2005	Before 26.12.2015	307;343
Village Zelenyi dol – village Kulikovo	№ 05-001846Д of 27.12.2005	Before 26.12.2015	307;343
Village Arapovo – village Kudreshki	№ 05-001830Д of 27.12.2005	Before 26.12.2015	307;343
Kozmodemiyansk town –village Shari	№ 05-021914 of 30.12.2005	Before 29.12.2015	307;343
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Before 17.04.2016	307;434
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Before 17.04.2016	307;434
Village Mary-Sola – Zarechka-Ona	№ 06-001212Д of 18.04.2006	Before 17.04.2016	307;434
Village Mary-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Before 17.04.2016	307;434
Village Nezhnur – village Malyi Shuduguzh	№ 06-001211Д of 18.04.2006	Before 17.04.2016	307;434
Settlement Yurino – village Polyana	№ 06-001218Д of 18.04.2006	Before 17.04.2016	307;434
Village Mariino – village Kozikovo	№ 06-001321Д of 18.04.2006	Before 17.04.2016	307;434
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Before 29.12.2015	307;343
Village Zelenyi dol – village Afanasievo	№ 05-001841Д of 27.12.2005	Before 26.12.2015	307;343
Urazovka – Klyuchishchi	№ 06-003152Д of 08.08.2006	Before 07.08.2016	307;343
Village Rabotki – settlements	№ 52-2996 of 24.06.2003	Before 24.06.2006	307;343
Village Rabotki	№ 06-003043Д of 07.08.2006	Before 06.08.2016	307;343
Kstovo	№ 06-003148Д of 08.08.2006	Before 07.08.2016	307;343
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2007	307;343
Village Ostankino – village Dolgovo	№ 06-003123Д of 07.08.2006	Before 06.08.2016	307;343
Verkhovskoe – Berestyanka	№ 06-003924Д of 24.09.2006	Before 23.09.2016	307;343
Verkhovskoe – Syava	№ 06-006066 of 27.12.2006	Before 26.12.2016	307;343
Konevo – Yuriino	№ 06-006060 of 27.12.2006	Before 26.12.2016	307;343
Village Serebryanka – village Kr.Rodnik	№ 06-006061Д of 27.12.2003	Before 26.12.2016	307;343

Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Before 08.08.2016	307;343
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Before 07.08.2016	307;343
Village Vad – village Salaley	№ 05-001383Д of 25.11.2005	Before 24.11.2015	307;343
Village Elizarovo – village Zalesie	№ 05-002084Д of 04.12.2005	Before 03.12.2015	307;343
Balakhna – Belovskaya	№ 52-3626 of 05.08.2003	Before 05.08.2008	307;343
Voskresenskoe	№ 4-2/15-1867 of 2003	Before 2008	307;343
Bor – Parizhskoi kommuny	№ 4-2/15-1748 of 08.04.2003	Before 08.04.2008	307;343
Settlement Berezovaya Poima – settlement Orlovskie Dvoriki	№ 06-002949Д of 07.08.2006	Before 06.08.2016	307;343
Bor – Bolsheorlovskoe	№ 4-2/15-1749 of 08.04.2003	Before 08.04.2008	307;343
Bor – Kerzhenets	№ 4-2/15-1750 of 08.04.2003	Before 08.04.2008	307;343
Village Plotinka – village Ivanovskoe	№ 06-003134Д of 07.08.2006	Before 06.08.2016	307;343
Village Plotinka – village Tugarino	№ 06-003041Д of 08.08.2006	Before 07.08.2016	307;343
Settlement Uzhovka – village Baikovo	№ 06-003135Д of 07.08.2006	Before 06.08.2016	307;343
Settlement Kurikha – settlement Luktos	№ 05-002074Д of 04.12.2005	Before 03.12.2015	307;343
Bolshoe Boldino	№ 05-002251Д of 04.12.2005	Before 03.12.2015	307;343
Village Bolshoe Boldino – village Permeevo	№ 06-003078Д of 08.08.2006	Before 07.08.2016	307;343
Balakhna town	№ 05-002270Д of 04.12.2005	Before 03.12.2015	307;343
Balakhna town – village Belovskaya	№ 06-003157Д of 08.08.2006	Before 07.08.2016	307;343
Pavlovo town – Dolgovo	№ 05-002299Д of 04.12.2005	Before 03.12.2015	307;343
Lukoyanov town – village Poya	№ 05-001794Д of 05.12.2005	Before 04.12.2015	307;343
Village Atingeevo – village Saldamanovo	№ 06-003039Д of 07.08.2006	Before 06.08.2016	307;343
Arzamas town	№ 05-002326Д of 04.12.2005	Before 03.12.2015	307;343
Perevoz town – village Selishche	№ 06-002231 of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Sosnovskoe	№ 05-002071Д of 04.12.2005	Before 03.12.2015	307;343
Voznesenskoe – Begovatovo	№ 06-006062Д of 27.12.2006	Before 26.12.2016	307;343
Varnavino – settlement Mirnyi	№ 06-003153Д of 08.08.2006	Before 07.08.2016	307;343
Voznesenskoe – Lashman	№ 06-005371Д of 01.12.2006	Before 30.11.2016	307;343
Steksovo – Ideal	№ 06-006063Д of 27.12.2006	Before 26.12.2016	307;343
Lemet – Turkushi	№ 06-006064Д of 27.12.2006	Before 26.12.2016	307;343
Village Linda – village Zorenki	№ 06-003124Д of 07.08.2006	Before 06.08.2016	307;343
Mukhtolovo – Venets	№ 06-006065Д of 27.12.2006	Before 26.12.2016	307;343

Village Maloe Mamleevo – village Nikolai Dar	№ 06-001164Д of 26.04.2006	Before 25.04.2016	307;343
Stepana Razina – village Orlovka	№ 06-001147Д of 26.04.2006	Before 25.04.2016	307;343
Village Bolshoe Maresievo – village Kelduyshevo	№ 06-001148Д of 26.04.2006	Before 25.04.2016	307;343
Settlement Shatki – village Kerzhemok	№ 06-001133Д of 26.04.2006	Before 25.04.2016	307;343
Village Yasentsy – village Kishemskoe	№ 06-001167Д of 26.04.2006	Before 25.04.2016	307;343
Lyskovo town – village Golovkovo	№ 06-003059Д of 08.08.2006	Before 07.08.2016	307;343
Village Salgany – village Akulinino	№ 06-003149Д of 08.08.2006	Before 07.08.2016	307;343
Village Novaya Sloboda – village Pralevka	№ 06-001206Д of 26.04.2006	Before 25.04.2016	307;343
Village Bolshoe Boldino – village Pikshen	№ 06-001205 of 26.04.2006	Before 25.04.2016	307;343
Village Bolshoe Boldino – village Chernovskoe	№ 06-001204Д of 26.04.2006	Before 25.04.2016	307;343
Village Shagaevo	№ 06-001203Д of 26.04.2006	Before 25.04.2016	307;343
Lyskovo – Presnetsovo	№ 06-005374Д of 01.12.2006	Before 30.11.2016	307;343
Village Krasnyi Vatras – village Petrovka	№ 06-003079Д of 07.08.2006	Before 06.08.2016	307;434
Village Ichalki	№ 06-003174Д of 07.08.2006	Before 06.08.2016	307;343
Sergach – Malinovka	№ 06-005460Д of 01.12.2006	Before 30.11.2016	307;343
Sergach – village Vyazovka	№ 06-003057Д of 08.08.2006	Before 07.08.2016	307;343
Sergach – Roganovka	№ 06-005375Д of 01.12.2006	Before 04.12.2016	307;343
Salgany – Alexandrovo	№ 06-003156Д of 08.08.2006	Before 30.11.2016	307;343
Salgany – Fedorovka	№ 06-005373Д of 01.12.2006	Before 30.11.2016	307;343
Svecha – Kholmy	№ 06-003927Д of 27.09.2006	Before 26.09.2016	307;343
Village Verkhovskoe – settlement Vakhtan	№ 06-006105Д of 29.12.2006	Before 28.12.2016	307;343
Village Verkhovskoe – village Berestyanka	№ 06-003924Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Village Pafnutovo – village Klopikha	№ 06-003056Д of 08.08.2006	Before 07.08.2016	307;343
Village Bolshie Kruty – village Bobylsk	№ 06-003055Д of 08.08.2006	Before 07.08.2016	307;343
Village Malakhovo – village Venets	№ 07-002679Д of 16.05.2007	Before 15.05.2017	307;343
Village Malakhovo – village Kleshcharikha	№ 07-002682Д of 16.05.2007	Before 15.05.2017	307;343
Village Elizarovo – village Zalesie	№ 07-002682Д of 16.05.2007	Before 15.05.2017	307;343
Village Elizarovo – village Zolino	№ 07-002681Д of 16.05.2007	Before 15.05.2017	307;343
Settlement Sosnovskoe – village Krutie	№ 07-002675Д of 16.05.2007	Before 15.05.2017	307;343
Village Vasilievka – village Morevka	№ 07-002683Д of 16.05.2007	Before 15.05.2017	307;343

Village Kamenishchy – village Chernukha	№ 07-002677Д of 16.05.2007	Before 15.05.2017	307;343
Village Pochinki	№ 07-002678Д of 16.05.2007	Before 15.05.2017	307;343
Sergach town – village Shubino	№ 07-002676Д of 16.05.2007	Before 15.05.2017	307;343
Village Voskresenskoe – village Uzhovka	№ 07-002680Д of 16.05.2007	Before 15.05.2017	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 07-003228Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHzz
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Luktos	№ 07-003905Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Bakhtyzino – village Kozleika	№ 07-003923Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Sergach town, Gorky street – settlement Yubileinyi	№ 07-003907Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Zvernikha – village Zyablikha	№ 07-003900Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Svobodnyi	№ 07-003931Д of 20.06.2007		343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Vysokovka	№ 07-003934Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Pakhutino – village Cherdaki	№ 07-003922Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Stepanovskoe – village Mikhailov	№ 07-003914Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Lukoyanov town – village Chufrovo	№ 07-003901Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Arzamas town – village Protopopovka	№ 07-003910Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Tumanovo – village Maloe Tumanovo	№ 07-003927Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Yablonka	№ 07-003924Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa, ATX – village Kovaksa	№ 07-003903Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Village Kovaksa – village Piyavochnoe	№ 07-003906Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa – village Lidovka	№ 07-03928Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Vasilievka – village Novospasskoe	№ 07-003913Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
R/w station Balakhonikha – village Selyakino	№ 07-003909 of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Telki	№ 07-003987Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Lykovo	№07-004007Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Novoselie	№ 07-004054Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Osinki	№ 07-003971Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Dvudelnoe	№ 07-003972Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Velikushi	№ 07-004046Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Pafnutovo – village Gryaznovka	№ 07-004008Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Ozerki	№ 07-003985Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Chibir	№ 07-004009Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Maksimikha	№ 07-003986Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Malaya Chamra	№ 07-004057Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Pustyn	№ 07-004055Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – settlement Kamennyi Ovrag	№ 07-004056Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Settlement Sukhobezvodnoe – village Khvoinoe	№07-004049Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Ozerki	№ 07-003936Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Bolshaya Pogorelka	№ 07-003976Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Subbotino	№ 07-003970Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Kologrivka	№ 07-003943Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – settlement Prudy	№ 07-003944Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Lysitsa	№ 07-004044Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – settlement Chibir	№ 07-004035Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Vetoshkino	№ 07-003980Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Zavod	№ 07-003940Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – settlement Zharenskyi	№ 07-004045Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Vysokovka	№ 07-003981Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Chemashikha – village Slastniki	№ 07-003937Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Pydrei	№ 07-003939Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Bezvodnoe	№ 07-003941Д of 230.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Vzvoz	№ 07-003945Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Olonikha	№ 07-004052Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Village Chemashikha – village Sofonovo	№ 07-003942Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Shemanikha – settlement Lyubimovskyi	№ 07-003938Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Shemanikha – settlement Bystrenskyi	№ 07-003935Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Maloe Zinovievo – village Bolshoe Vasilievo	№ 07-004040Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kirillovo – Mezhka	№ 07-004042Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Mikhailovo	№ 07-004041Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Utkino	№ 07-004053Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Duplikha	№ 07-003979Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – r/w station Osinki	№ 07-004036Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Zdorovo	№ 07-004038Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Aleshino	№ 07-004043Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Yakovka	№ 07-003969Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Krasnye Usady	№ 07-004048Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Mikhailovo	№07-004047Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Lesnoi kurort – settlement Bystrikha	№ 07-004050Д of 20.07.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Lesnoi kurort – village Shizhma	№ 07-003978Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Maloe Zinovievo – village Malie Prudy	№ 07-004051Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Village Polom – village Butaki	№ 07-003977Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Penza oblast			
Village Kazarka – village Novikovka, Village Kazarka – village Tuynar, Settlement Sura – village Pavlovka, Nikolsk town – village M.Polyana, Village Mezhdurechie – village Pokrovka	№ 06-001382Д of 03.05.2006	Before 02.05.2016	307;343
Salgany – village Akulinino	№ 06-003152Д of 26.08.2006	Before 27.08.2016	307;343
Serdobsk town – village Meshcherskoe	№ 06-002636Д of 10.07.2006	Before 09.07.2016	307;434
Mordovia Republic			
Village Staroe Shaigovo – village Kivchei, village Nadezhdinka, village Novaya Terizmorga, settlement Klad, village Mizeryan, village Ozhga 2-nd, settlement Rovnyi, village Sarga	№ 07-003226Д of 04.06.2007	Before 03.06.2017	307;434
Village N.Alexandrovka –village Veryakushi, village Gavrilovka, settlement Kuvai	№ 07-003548Д of 04.06.2007	Before 03.06.2017	307;434
Settlement Shiringushi – village Mordovskaya Kozlovka, village Lesnoi Bor	№ 07-003606Д of 04.06.2007	Before 03.06.2017	307;434
Ruzaevka town – village Popovka	№ 07-0041227Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – settlement Krasnyi Ugol	№ 07-004126Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Apraksino – village Obukhovka	№ 07-003912Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Picheury – village Repakushi	№ 07-003932Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Sokolov Gart	№ 07-003929Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Picheury – village Sokolov Gart	№ 07-003933Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Michurino – village Zheleznyi	№ 07-003930Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-

			308,0MHz
Village Apraksino – village Semenovka	№ 07-003921Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Alza	№ 07-003925 of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town, Stanislavsky street – settlement Dobrovolnyi	№ 07-004123Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Kulisheika	№ 07-004121Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Mikhailovka	№ 07-004124Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Medvedovka	№ 07-004125Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Bulgaki	№ 07-004129Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Mordovskaya Polyanka	№ 07-004128Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Trofimovshchina – village Kiselikha	№ 07-003920Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romanovo – village Alexandrovskyi	№ 07-003918Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Teplovka	№ 07-004122Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Grabovka	№ 07-003902Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Shilnikovo	№ 07-003919Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Sabaevo – settlement Maidan	№ 07-003904Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Kavtrovka	№ 07-003908Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Kozlovka	№ 07-003916Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurmachkasy – village Vasilievka	№ 07-003898Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-

			308,0MHz
Saransk town – settlement Pushkino	№ 07-003911Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Russkoe Baimakovo – village Mordovskoe Baimakovo	№ 07-003899Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khovanshchina – village Kulikovka	№ 07-003917Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Russkoe Baimakovo – village Novyi Usad	№ 07-003915Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kochkurovo – village Teplovka	№ 07-003926Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
The Republic of Mariy-El			
Settlement Kilemary – village Aktayuzh	№ 06-005461Д of 04.12.2006	Before 03.12.2016	307;343
Ioshkar Ola town – village Elemuchash	№ 06-003348Д of 09.08.2006	Before 08.08.2016	307;343
Settlement Kilemary – village Udyurma	№ 06-003263Д of 09.08.2006	Before 08.08.2016	307;343
Settlement Novyi Toriyal, Yubileinaya street 7 – settlement Novyi Toriyal, Yubileinaya street 15	№ 07-000907Д of 30.03.2007	Before 29.03.2017	307;343
Village Pamiyaly – settlement Maiskyi	№ 06-003261Д of 09.08.2006	Before 08.08.2016	307;343
Village Pamiyaly – settlement Maiskyi	№ 06-003262Д of 09.08.2006	Before 08.08.2016	307;343
Village Nezhnur – village B.Shuduguzh	№ 06-003347Д of 09.08.2006	Before 08.08.2016	307;343
Village Mariino – village Kozlovets	№ 06-003448Д of 09.08.2006	Before 08.08.2016	307;343
Village Mariino – village Kuzmino	№ 06-003202Д of 09.08.2006	Before 08.08.2016	307;343
Village Mariino – village Karasiayary	№ 06-003264Д of 09.08.2006	Before 08.08.2016	307;343
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Before 29.12.2015	307;343
Village Mariino – settlement Kozikovo	№ 06-003343Д of 09.08.2006	Before 08.08.2016	307;343
Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	Before 23.07.2007	307;343
Settlement Ioshkar-Ola – settlement Lesnoi	№ 06-006483Д 10.01.2007	Before 10.01.2007	307;343
Kozmodemiyansk town – village Shary	№ 05-021914 of 30.12.2005	Before 29.12.2015	307;343

Village Semisola – village Petrovskoe	№ 06-003349Д of 09.08.2006	Before 08.08.2016	307;343
Settlement Pristantsionnyi, village Totskoe, village Kirsanovka	№ 06-002250Д of 09.06.2006	Before 08.06.2016	307;343
Mednogorsk town	№ 06-002196Д of 07.06.2006	Before 06.06.2016	307;343
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Before 17.04.2016	307;343
Village Nezhnur – village M. Shuduguzh	№ 06-001211Д of 18.04.2006	Before 17.04.2016	307;343
Village Mari-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Before 17.04.2016	307;343
Village Mari-Sola – village Zarechka-Ona	№ 06-001212Д of 18.04.2006	Before 27.04.2016	307;343
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Before 17.04.2016	307;343
Settlement Yuriino – village Polyana	№ 06-001218Д of 18.04.2006	Before 17.04.2016	307;343
Settlement Kilemary – settlement Kumiaya	№ 06-003346Д of 09.08.2006	Before 08.08.2016	307;343
Settlement Kilemary – village Toidakovo	№ 06-011976Д of 20.09.2006	Before 19.09.2016	307;343
Settlement Krasnogorskyi – village Oshutyaly	№ 07-001318Д of 06.04.2007	Before 05.04.2017	307;343
Zvenigovo town – village Chuvash-Otary	№ 07-001319Д of 06.04.2007	Before 05.04.2017	307;343
Village Kokshaisk – village Markitan	№ 07-001324Д of 06.04.2007	Before 05.04.2017	307;343
Village Kokshaisk – village Dolgaya Staritsa	№ 07-001322Д of 06.04.2007	Before 05.04.2017	307;343
Village Kokshamary – village Ivanbelyak	№ 07-001316Д of 06.04.2007	Before 05.04.2017	307;343
Village Kokshaisk – village Chernoe Ozero	№ 07-001323Д of 06.04.2007	Before 05.04.2017	307;343
Village Kuzhmara – village Nuktuzh	№ 07-001321Д of 06.04.2007	Before 05.04.2017	307;343
Village Kokshamary – village Lipsha	№ 07-001325Д of 06.04.2007	Before 05.04.2017	307;343
Village Chirki – village Kordemka	№ 07-001317Д of 06.04.2007	Before 05.04.2017	307;343
Settlement Orshanka – village Pavlovskyi	№ 07-001314Д of 06.04.2007	Before 05.04.2017	307;343
Settlement Orshanka – village Yagodka	№ 07-001313Д of 06.04.2007	Before 05.04.2017	307;343
Village Staroe Kreshcheno – village Il'inka	№ 07-001310Д of 06.04.2007	Before 05.04.2017	307;343
Village Shordur – village Petrovskoe	№ 07-001311Д of 06.04.2007	Before 05.04.2017	307;343
Village Polevaya – village Pekoza	№ 07-001312Д of 06.04.2007	Before 05.04.2017	307;343
Orenburg oblast			
Village Novonikolskoe – village Kolychevo, village Mustafieo, village Nikolaevka	№ 06-002138Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Boevaya Gora – farm Korolki, village Elshanka – r/w station Mayachnaya	№ 07-001046Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Krasnyi Yar – village Shutovo	№ 07-001050Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0

Village Privolnoe – village Stepnoe, Village Peschanoe, village Lugovoe	№ 07-001047Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0
Village Studenoe – village Krestovka, settlement Zazhivnyi	№ 07-001042Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0
Settlement Dimitrivskyi – village Sukhodolnyi, settlement Bratskyi, village Filippovka	№ 07-001043Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Donetskoe – village Sudakovka	№ 07-001044Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Adamovka – village Radovka	№ 07-001045Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Settlement Perevolotskyi – farm Samarskyi, village Kapitonovka, farm Vyazovka	№ 07-001048Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Kichkas – village Dolinovka, village Pretoria – village Verkhnyi Kunakbai, village Pretoria – village Kamyshovka, village Pretoria – village Suvorovka	№ 07-001049Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Dobrinka	№ 06-002195Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nesterovka – village Klyuchevka, settlement Novosergievka	№ 06-002209Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurino – village Bash. Kancherovo, village Adaevo – village Starozaitsevo	№ 06-002210Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurovo – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka, village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo – village Novonikolskoe	№ 07-003232Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0
Village Bakaevo – village Zerikla, village	№ 07-003231Д of 18.06.2007	Before 17.06.2017	343,5-344,0/

Labazy, village Baigorodovka – village Fedorovka, settlement Pervomaiskyi – settlement Maevka, village Taly, settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi – village Aktynovo			307,5-308,0
Village Staroyakupovo, village Boriskino, village Novodezhkino – village Nataliino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino	№ 07-003230Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0
Village Vasilievka – village Novoselki	№ 06-002139Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Aksenkino	№ 06-002194Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Vozdvizhenka – village Irek, village Chernyi Otrog – village Sovetskoe, settlement Saraktash	№ 06-006561Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Andreevka – village Fedorovka, village Kurmanaevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Yasnyi town – village Alasai	№ 06-006564Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Alabaital	№ 06-002193Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Fadeevskyi – village Besedeno	№ 06-002140Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Starokutlumbetievo, village Starokutlumbetievo – village Shamassovka	№ 06-002156Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Dmitrievka, village Egorievka – village Iskra, village Ereminka	№ 06-002154Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnya Vyazovka, village Verkhya	№ 06-002152Д of 07.06.2006	Before 06.06.2016	343,5-344,0/

Vyazovka			307,5-308,0
Village Tashla – village Prokuronovka, village Vyazovoe – village Krynitsa	№ 06-002151Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Gai town – village Khalilovo, Gai town – village Kalinovka	№ 06-002141Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Sorochinsk town	№ 06-002192Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Novotroitsk town	№ 06-003813Д of 06.09.2006	Before 05.09.2007	343,5-344,0/ 307,5-308,0
Village Sukhorechka, village Privolnoe – village Stepnoe	№ 06-003815Д of 06.09.2006	Before 05.09.2007	343,5-344,0/ 307,5-308,0
Buguruslan town – village Ozerovka, Buguruslan town – village Kiryushkino, village Koptyazhevo	№ 06-002153Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town – village Novoyakupovo, Abdulino town – village Novyi Tiris	№ 06-002143Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnepavlovka – village Vyazovka, village Arkhangelovka, r/w station Kargala, settlement Yunyi, village Sergievka, village Nikolskoe	№ 06-002155Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town, settlement Pervomaiskyi, village Vasilievka, village Stepanovka, village Iskra, settlement Cheremushki	№ 06-002150Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Sol-Iletsk, village Ugolnoe, village Boevaya Gora, village Grigorievka	№ 06-002144Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Pleshanovo – village Yugovka, village Preobrazhenka – village Ibrisovo, village Kinzelka – village Voznesenka, village Podolsk – village Staroyuldashevo	№ 06-002145Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Kamsak, settlement Tselinnyi, village Rannee, village Miroshkino, village Tashla – village Borodinsk	№ 06-002146Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Sladkov, village Yaman, village Ozerki, village Nizhneozernoe, village	№ 06-002149Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0

Studenoe, village Izobilnoe, village Linevka, village Divnopolie – village Zemlyanskoe, village Studenoe – village Krestovka			
Village Novosergievka, village Mustaevo, village Kuvai – village Suzanovo	№ 05-001049Д of 26.12.2005	Before 25.12.2015	307;343MHz
Village Pronkino – village Shestaikino; village Zaviyalovka – Buguruslan town	№ 05-001455Д of 28.12.2005	Before 27.12.2015	307;343MHz
Village Krasnokholm – village Gainulino	№ 05-001437Д of 30.12.2005	Before 29.12.2015	307;343MHz
Village Erokhovka – village Petro-Khersonets, village Russko-Ignashkino, village Verkhnee Ignashkino, village Taly, village Lugovoe	№ 05-001473Д of 30.12.2005	Before 29.12.2015	307;343MHz
River harbor "Rutka"	№ ВП-05817 of 22.12.2005	Before 21.12.2015	
Settlement Kilemary – village Kumiaya	№ 06-003346Д of 09.08.2006	Before 08.08.2016	307;343
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003	Before 13.10.2006 With Federal Anti-Monopoly Service for extension	307;343
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 06-006357 of 22.01.2007	Before 21.01.2017	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	Before 27.02.2007	343-344/ 307-308
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zeriklo, village Kolychevo – village	№ 56-876-27 of 27.02.2004	Before 27.02.2007	343-344/ 307-308

Novonikolskoe			
Village Bakaevo – village Zerikla, village Labazy , village Baigorodovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo	№ 56-876-29 of 27.02.2004	Before 27.02.2007	343-344/ 307-308
Yasnyi town – village Alasai	№ 06-006564 of 17.01.2007	Before 16.01.2017	343-344/ 307-308
Village Grigorievka – village Vozrozhdenie, settlement Kazanka	№ 07-003296Д of 04.06.2007	Before 03.06.2017	343-344/ 307-308
Village Pokrovka – village Troitsk, village Ivanovka, village Novoiletsk – settlement Krutie Gorki, village Linevka – village Koblovo, settlement Divnopolie – settlement Zemlyanskyi	№ 07-003227Д of 04.06.2007	Before 03.06.2017	343-344/ 307-308
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovetskoe – settlement Saraktash	№ 06-006561Д of 17.01.2007	Before 16.01.2017	343-344/ 307-308
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp “Volna”	№ 07-000100Д of 30.01.2007	Before 29.01.2017	343-344/ 307-308
Village Andreevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Before 16.01.2017	343-344/ 307-308
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Before 16.01.2017	343-344/ 307-308
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Village Novozhedrino, village Timoshkino, village Novospasskoe – village Starokutlumbetievo	№ 06-003706Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308

Village Dobrinka, village Yafarovo – settlement Komsomolskyi	№ 06-003695Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Village Pogromnoe – village Zhidilovka	№ 06-003692Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Settlement Novosergievka – village Pokrovka, village Verkhnyaya Platonovka	№ 06-003693Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Village Grachevka	№ 06-003707Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Village Novomusino – village Urnyak	№ 06-003699Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Settlement Novoorsk – village Kumak	№ 06-003709Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Village Vasilievka	№ 06-003700Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Abdulino town, settlement Iskra – village Arkaevka	№ 06-003703Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Village Pleshanovo – village Sredneilyasovo	№ 06-003708Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Village Dubinovka – village Novosakmarsk	№ 06-003694Д of 06.09.2006	Before 05.09.2016	343-344/ 307-308
Village Ponomarevka – village Nauruzovo, village Semenovka, village Sofievka, village Nizhnie Kuzly	№ 06-003756Д of 15.09.2006	Before 14.09.2016	343-344/ 307-308
Settlement Kilemary – village Toidakovo	№ 06-011976 of 20.09.2006	Before 19.09.2016	343-344/ 307-308
Village Novaya Kazanka, village Tupikovka, village Aldarkino, village Shakhmatovka	№ 06-003701Д of 12.09.2006	Before 11.09.2016	343-344/ 307-308
Village Vozdvizhenka – village Irek, settlement Saraktash – village Cherkassy	№ 06-003814Д of 12.09.2006	Before 11.09.2016	343-344/ 307-308
Village Koptyazhevo – village Kokosheevka, village Nushtaikino	№ 06-003698Д of 12.09.2006	Before 11.09.2016	343-344/ 307-308
Village Sekretarka, village Pavlovka, village Starodomoseikino	№ 06-003704Д of 12.09.2006	Before 11.09.2016	343-344/ 307-308
Village Sakmara – village Ereminka, village	№ 06-003702Д of 12.09.2006	Before 11.09.2016	343-344/

Svetlyi			307-308
Village Romanovka	№ 06-003705Д of 12.09.2006	Before 11.09.2016	343-344/ 307-308
Village Ziyanchurino – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka 2-nd – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupovo, village Borisovka – village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo – village Novonikolskoe	№ 07-003232Д of 18.06.2007	Before 17.06.2017	343-344/ 307-308
Village Staroyakupovo – village Boriskino, village Novozhedrino – village Nataliino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino	№ 07-003230Д of 18.06.2007	Before 17.06.2017	343-344/ 307-308
Village Bakaevo – village Zerikla, village Labazy , village Baigorodovka – village Baigorodovka, village Fedorovka – settlement Pervomaiskyi; village Maevka – village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo	№ 07-003231Д of 18.06.2007	Before 17.06.2017	343-344/ 307-308
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400

Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007	300;400
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Settlement Koltubanovskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007	300;400
Village Podgorodniya Pokrovka – village Pavlovka Settlement Pervomaiskyi – settlement Svetlogorka Raz'ezd 20 – settlement Chistyi	№ 07-002659Д of 16.05.2007	Before 15.05.2017	300;400
Settlement Chebenki – village Prechistinka Settlement Chebenki – settlement Bylinnyi Settlement Chebenki – settlement Bakalka	№ 07-002660Д of 16.05.2007	Before 15.05.2017	300;400
Settlement Karavainyi – settlement Uzlovoi Village Nezhinka – settlement Aeroport Village Nezhinka – farm Medovka	№ 07-002661Д of 16.05.2007	Before 15.05.2017	300;400
Village Zubarevka – farm Tsvetnaya Pustosh Settlement Gornyi – village Priyutovo	№ 07-002662Д of 16.05.2007	Before 15.05.2017	300;400
Settlement Shakhtnyi – village Sukhorechka, village Tamar – Utkul, settlement Ulga	№ 07-003297Д of 07.06.2007	Before 06.06.2008	307;343
Samara oblast			
Samara city – village Shelekhmet, Samara city – village Novinki	№ 06-005476Д of 01.12.2006	Before 30.11.2016	307;343
Zhigulevsk town, village Koshki – village N.	№ 06-005376Д of 01.12.2006	Before 30.11.2016	307;343

Feizullovo, village Elkhovka – village Proleika, village Krasnoe Poselenie – village Troitskaya, village Sukhie Avrali – village Mullovka			
Settlement Kutuzovskyi – village Sharovka, r/w station Yakushkino, village Karmalo – Adelyakovo	№ 06-003386Д of 10.08.2006	Before 09.08.2016	307;343
Village Bogdanovka – aul Kazakkhskyi, Kinel town – village M.Malyshevka	№ 06-003384Д of 10.08.2006	Before 09.08.2016	307;343
Village N.Mansurkino, village B.Tolkai, village Starye Sosny, village Chernyi Klyuch	№ 06-003383Д of 10.08.2006	Before 09.08.2016	307;343
Village Erzovka	№ 06-003385Д of 10.08.2006	Before 09.08.2016	307;343
Oktyabrsk town, village Usinskoe, village St.Racheika, settlement Beregovoi, village Usolie	№ 06-004233Д of 27.09.2006	Before 04.10.2012	343,5/344,0
Chapaevsk town, r/w station Prepolovenka, r/w station Zvezda, village Obsharovka	№ 06-004234Д of 27.09.2006	Before 04.10.2012	343,5/344,0
Village Strochkino – village Nechaikha	№ 06-000610Д of 13.03.2006	Before 12.03.2016	307;434
Village Mikhailovo – Ovsyanka, Mosty, Teplovka	№ 06-006300Д of 25.12.2006	Before 24.12.2016	307;434
Novokuibyshevsk town, village Gorki, village Sytovka, settlement Chapaevskyi, village Vozdvizhenka, village Bolshaya Glushitsa	№ 07-000447Д of 13.02.2007	Before 12.02.2017	307;434
Settlement Yuzhnyi – settlement Tash – Kustiyanovo, settlement Grazhdanskyi, settlement Bogusskyi	№ 07-003668Д of 06.06.2007	Before 05.06.2017	307;434
Samara city – settlement Gavrilova Polyana	№ 07-003830Д of 19.06.2007	Before 18.06.2017	307,5/308,0MHz/343,5-344,0MHz
Village Voskresenka – settlement Zhuravli	№ 07-004039Д of 20.06.2007	Before 19.06.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Chernovskyi – village Belozerki	№ 07-004037Д of 20.06.2007	Before 19.06.2017	307,5/308,0MHz/343,5-344,0MHz
Ulyanovsk oblast			

Village Kundyukovka – village Alexandrovka	№ 06-004107Д of 27.09.2006	Before 26.09.2016	343,8625/307,8625
Village Bolshie Klyuchishchi – village Lomy	№ 06-004106Д of 27.09.2006	Before 26.09.2016	343,9625/307,9625
Village Bolshoe Nagatki – village Solntse	№ 06-004113Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Village Mokraya Bugurna – village M.Tsylna	№ 06-004118Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Settlement Elkhovoe ozero – village Budenovka	№ 06-004117Д of 27.09.2006	Before 26.09.2016	343,7375/307,7375
Settlement Kemlya of Mordovia Republic	№ 03-12925 of 25.12.2003	Before 01.12.2008	3335, 5225KHz
Mordovia Republic Village Lyambir, Kovylkino town, Ardatov town, settlement Torbeevo, Ruzaevka town, village Atyashevo, village B.Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova-Polyana, Temnikov town	№ 04-001804 of 21.03.2005	Before 20.03.2015	2520, 4515, 5225KHz
Kirov city	№ 06-006505Д of 18.01.2007	Before 17.01.2017	46,1250MHz
Village Kinel-Cherkassy	№ 06-006436Д of 22.01.2007	Before 21.01.2017	42,4750MHz
Settlement Sharanga	№ 06-006360Д of 22.01.2007	Before 21.01.2017	42,9500MHz
Settlement Tonkino	№ 06-006361Д of 22.01.2007	Before 21.01.2017	42,9500MHz
Orsk, Novoorsk, Kvarkeno	№ 06-006357Д of 22.01.2007	Before 21.01.2017	37,7250MHz

b) Communications networks.

Physical communications networks used by the issuer for communications services provision:

DLD and intra-region communication

OJSC VolgaTelecom intra-region primary network is built on cable (copper and fiber-optic) lines and on microwave links.

The length of cable intra-region transmission lines -		*21 171,3 km*
including:	- fiber-optic	*13 402,4 km*
The length of microwave links – including:		*3 321,5 km*
	- digital	*2 117,1 km*
The length of overhead transmission lines -		*361,8 km*
The length of established channels of intra-region primary network		*30 177 900 channel-km*
including:	- overhead transmission lines - cable transmission lines including: - fiber-optic cable - microwave radio links - satellite links	*8 400 channel-km* *29 099 700 channel-km* *27 829 400 channel-km* *1 069 800 channel-km* -
The length of channels arranged by digital transmission systems		*29 340 300 channel-km*
including:	- SDH - PDH	*27 936 800 channel-km* *1 403 500 channel-km*

Automatic long-distance service

The equipment of automatic long-distance service being in operation at OJSC VolgaTelecom network comprises 12 automatic trunk exchanges (ATX) and the equipment of automatic intra-region telephony of the total installed capacity of 75 290 channels. The installed capacity of electronic ATXs accounts for 70 963 channels, the equipment of automatic intra-region telephony – 4 327 channels.

Total equipped capacity of ATXs and of the equipment of automatic intra-region telephony accounts for 57 485 channels, including the capacity of electronic exchanges – 54 331 channels, and the equipment of automatic intra-region telephony – 3 154 channels.

Local telephony

Total installed capacity of local telephony network of OJSC VolgaTelecom amounts to 5 107 000 numbers (including, urban telephony – 4 288 000 numbers, rural telephony – 819 000 numbers). The total number of ATXs is 5737 units, out of them 781 units are at urban telephony network and 4956 units – at rural telephony network.

The quantity of basic telephone sets in OJSC VolgaTelecom network is 4 712 600 units (including at urban telephony network – 3 944 500 units, and at rural telephony network – 768 200 units).

In accordance with priorities of development the arrangements are carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs accounts for 69,4% of the total installed capacity of the network (including at urban telephony network – 75%, and at rural telephony network – 40%).

Fixed line telephone penetration:

Regional subsidiary	Fixed line telephone penetration per 100 residents, total (units\100 residents)	Including	
		Urban telephony network	Rural telephony network
Kirov	*28,2*	*33,5*	*14,8*
The Republic of Mariy-El	*26,5*	*35,4*	*11,2*
Mordovia Republic	*28,2*	*33,6*	*20,3*
Nizhny Novgorod	*29,3*	*33,4*	*13,9*
Orenburg	*22,7*	*28,6*	*14,7*
Penza	*23,2*	*28,4*	*13,2*
Samara	*23,7*	*25,6*	*16,0*
Saratov	*22,7*	*25,9*	*13,8*
Udmurtia Republic	*25,8*	*30,5*	*15,4*
Ulyanovsk	*25,7*	*31,0*	*11,4*
Chuvashia Republic	*23,4*	*33,7*	*9,5*

Telegraphy

Telegraphy is arranged on the basis of "Alpha-Telex-600" (TK-AT-600)and also on the basis of SKAT-1000 switching system and integrated "STIN-Э" telegraph exchange operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in public telegraph service network.

The number of telegraph channels of all kinds arranged by channeling equipment - 9 900,5

Including:
- backbone channels – 1 129,5
- intra-region – 8 745

The number of telegraph links, total – 2 122

Including:
- ***channel switching system (CS) – 778,5***
- ***message switching system (MS) – 1 032,5***
- ***ATOL system – 311***

Intra-region telegraph networks are built on the systems of voice-frequency telegraphy by applying channeling equipment - TT-144, TT-48, TT-12, ТВУ-12М, ТВУ-15 and ATK-TT channelizing system, and "Alpha-Link M128" modems.

The replacement of analog channeling equipment with digital data transfer systems by applying TK-AT-600 telegraph equipment, ATK-TT channelizing system and installation of АЛ МС 128-2 telegraph gate allows for passing from analog transmission systems to digital ones, for building dedicated telegraph VPN, and also for replacing morally obsolete telegraph sets with PCs.

F-2500, F-2000, T-100 telegraph sets and PCs are used as terminal equipment at telegraph network.

Equipped capacity of CS exchanges is 747 numbers.

The number of terminal units – 1 837 units.

Equipped capacity of integrated CS+MS exchanges is 2 218 numbers.

In case of channels lease, the features of leased channels and the channels' lessors are described:

In accordance with concluded contracts as of 30.06.2007 OJSC VolgaTelecom leases 4 687 communications channels from outside entities, out of these channels: 1 026 – analog channel, and 3 661 – digital channels.

The leased channels are distributed between the regional subsidiaries in the following way:

Regional subsidiary's name	Lessor's name	Channels, total	Including		Including					
					Backbone		Intra-region		Local	
			Digital	VF	Digital	VF	Digital	VF	Digital	VF
Kirov	OJSC Rostelecom	619	0	367		3		364		
	Other lessors		180	72			180	72		
The Republic of Mariy-El	OJSC Rostelecom	157	150	7		7	150			
	Other lessors		0	0						
Mordovia Republic	OJSC Rostelecom	76	0	76		4		72		
	Other lessors		0	0						
Nizhny Novgorod	OJSC Rostelecom	1104	0	204		24		180		
	Other lessors		900	0			360		540	
Orenburg	OJSC Rostelecom	561	330	21		9	330	12		
	Other lessors		210	0			210			
Penza	OJSC Rostelecom	96	1	5	1	5				
	Other lessors		90	0					90	
Samara	OJSC Rostelecom	1905	1050	40		32	1050	8		
	Other lessors		750	65			480	60	270	5
Saratov	OJSC Rostelecom	131	0	131		8		123		
	Other lessors		0	0						
Udmurtia Republic	OJSC Rostelecom	4	0	4		4				
	Other lessors		0	0						
Ulyanovsk	OJSC Rostelecom	31	0	31		5		26		
	Other lessors		0	0						
Chuvashia Republic	OJSC Rostelecom	3	0	3		3				
	Other lessors		0	0						
TOTAL	OJSC Rostelecom	4687	1531	889	1	104	1530	785	0	0
	Other lessors		2130	137	0	0	1230	132	900	5

The features of analog and digital channels leased from outside entities meet the requirements of voice-frequency channel electrical parameters (RF Ministry of Communications Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of Communications Order № 92 of 10.08.96).

3.3. The issuer's future activities plans

Brief description of the issuer's future activities plans and the sources of deferred revenue:

The issuer's strategic objective is to win leading positions in emerging market of hi-tech and gainful communications services, subject to keeping the share of influence in traditional telephony services market and enhancing the efficiency of the Company's operations.

OJSC VolgaTelecom is a dominating carrier operating on the territory of 11 regions of the Volga region and provides the widest range of services for various categories of clients. The issuer is not planning to change the geography of its business and is not planning to diversify its business into other industries.

Based on the analysis of market situation the Company defines the following target markets:

- ***Internet and data transfer market as the most growth segment of communications market;***
- ***Traditional telephony market which is the largest source of the Company's revenue;***
- ***Mobile communication market.***

In doing so, the Company assumes to keep leading positions in all key client's segments (residential sector and businesses) diversifying marketing strategy according to segments needs.

In accordance with the above stated the Company defines the following strategic priorities:

- ***Maximization of traditional telephony services revenue;***
- ***Faster growth of wide-band access;***
- ***Increase in revenue performance and consolidation of market positions in the segment of businesses;***
- ***Cellular assets consolidation;***
- ***Cost reduction initiatives***
  - ***Marketing channels reform;***
  - ***Procurement process optimization;***
  - ***Reduction of operated own premises;***
  - ***Reduction of administrative (overhead) costs;***
  - ***Reduction of costs for network maintenance and operation.***

To provide quality information and technical support to clients, and also to drive up earnest from commercial reference services the Company schedules to put into operation three Call Processing Centers in Kirov, Orenburg and Chuvashia Republic regional subsidiaries, and also further development of clients' information support services in all operating Call Processing Centers.

The change of the issuer's activities profile is not planned. The issuer will continue to conduct its activities in accordance with valid licenses for communications services provision and in accordance with the approved Charter.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: ***"Teleinfo" – The Volga region Association of engineers of telecommunications and IT***
The issuer's role (place) in this organization: ***Promoter of the Association***
The issuer's functions in this organization: ***Providing services in training activities area***
Participation period: ***since 2000***

2) Full name of the organization: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
The issuer's role (place) in this organization: ***Association member***
The issuer's functions in this organization: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's subsidiary and associated economic companies

1. Full and abbreviated brand name: ***Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (CJSC NSS)***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chernogorodskyi Sergey Valerievich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Petrov Mikhail Victorovich – the Chairman of the Management board
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich – member of the Management board
Year of birth: ***1959***
Share in the issuer's authorized capital: ***0,001771%***
Share of the issuer's ordinary stock belonging to the person: ***0,001264%***

Martynova Larisa Vladimirovna – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarenko Anatolyi Anatolievich – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vasiliev Vladislav Albertovich – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bakunin Mikhail Petrovich – member of the Management board
Year of birth: ***1980***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Panov Alexey Nikolaevich – member of the Management board
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Petrov Mikhail Victorovich – General Director
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

2. ***Full and abbreviated brand name: Closed Joint Stock Company RTCOM (CJSC RTCOM)***
Location: ***Kosarev street 15, Saransk town, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Ershov Oleg Vladimirovich – the Chairman of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shubin Ivan Ivanovich – member of the Board of directors
Year of birth: ***1942***
Share in the issuer's authorized capital: ***0,018807%***
Share of the issuer's ordinary stock belonging to the person: ***0,023687%***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Morozov Anatolyi Vladimirovich – General Director
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3. Full and abbreviated brand name: ***Open Joint Stock Company TATINCOM-T (OJSC TATINCOM-T)***
Location: ***Lomzhinskaya street 20A, Kazan city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Omelchenko Sergey Valerievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vondrachek Olga Vladimirovna – member of the Board of directors
Year of birth: ***1975***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Minnikhanov Kamil Mukhamedovich – General Director
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

4. Full and abbreviated brand name: ***Closed Joint Stock Company Digital telecommunications (CJSC Digital telecommunications)***
Location: ***Shumilov street 20, Cheboksary town, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***Local telephony services***

The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Gorshenin Vladimir Serafimovich – General Director
Year of birth: ***1950***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

5. Full and abbreviated brand name: ***Limited Liability Company NIZHEGORODSKYI TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE)***
Location: ***Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***data transfer services and telematic services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Zakharov Sergey Anatolievich – the Chairman of the Management board
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Management board
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich – member of the Management board
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

6. Full and abbreviated brand name: ***Closed Joint Stock Company Saratov - Mobile (CJSC Saratov - Mobile)***
Location: ***Kiselev street 40, Saratov city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Kostin Denis Borisovich – the Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Artemiev Alexey Vladimirovich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ketkov Alexander Yulievich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Nelyubov Dmitry Valentinovich – General Director
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

7. Full and abbreviated brand name: ***Closed Joint Stock Company Penza Mobile (CJSC Penza Mobile)***
Location: ***Kuprin street 1/3, Penza city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Baev Andrey Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ketkov Alexander Yulievich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Metelkin Sergey Nikolaevich – General Director
Year of birth: ***1959***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

8. Full and abbreviated brand name: ***Closed Joint Stock Company Chuvashia Mobile (CJSC Chuvashia Mobile)***
Location: ***K.Ivanov street 83, Cheboksary town, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Ketkov Alexander Yulievich – the Chairman of the Board of directors
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zaraiskyi Victor Yakovlevich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***0,009832%***
Share of the issuer's ordinary stock belonging to the person: ***0,01138219%***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Dubinin Vladimir Ilyich – General Director
Year of birth: ***1955***
Share in the issuer's authorized capital: ***0,000861%***
Share of the issuer's ordinary stock belonging to the person: ***0,000065%***

9. Full and abbreviated brand name: ***Closed Joint Stock Company Transsvyaz (CJSC Transsvyaz)***
Location: ***Chaadaev street 2, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***Local telephony services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Popova Elena Nikolaevna – the Chairman of the Supervisory council
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich – member of the Supervisory council
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Supervisory council
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Sumin Yuri Afanasievich – General Director
Year of birth: ***1957***
Share in the issuer's authorized capital: ***0,000961%***
Share of the issuer's ordinary stock belonging to the person: ***0,001221%***

10. Full and abbreviated brand name: ***Closed Joint Stock Company Nizhegorodteleservice (CJSC Nizhegorodteleservice)***
Location: ***Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***80%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***80%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Konkova Lyudmila Alexandrovna – the Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Board of directors
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

11. Full and abbreviated brand name: ***Open Joint Stock Company Informational commercial networks "OMRIX" (OJSC ICN "OMRIX")***
Location: ***Tereshkova street 10, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***73,6%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***73,6%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***Internet and data transfer network services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Nedochetov Konstantin Yurievich – the Chairman of the Supervisory council
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Grechushchev Nikolai Fedorovich – member of the Supervisory council
Year of birth: ***1948***
Share in the issuer's authorized capital: ***0,011928%***
Share of the issuer's ordinary stock belonging to the person: ***0,01268%***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Supervisory council
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Momotenko Nikolai Petrovich – General Director
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

12. Full and abbreviated brand name: ***Closed Joint Stock Company Ulyanovsk-GSM (CJSC Ulyanovsk-GSM)***
Location: ***Goncharov street 52, Ulyanovsk city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***60%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***60%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kolesnikov Alexander Vyacheslavovich – member of the Board of directors
Year of birth: ***1979***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Boris Vladimirovich – member of the Board of directors
Year of birth: ***1941***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Ivanov Dmitry Vladimirovich – General Director
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

13. Full and abbreviated brand name: ***Closed Joint Stock Company Orenburg-GSM (CJSC Orenburg-GSM)***
Location: ***Volodarsky street 11, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***51%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***51%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Filatova Nataliya Vladimirovna – member of the Board of directors
Year of birth: ***1981***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Pyzhov Alexander Anatolievich – the Chairman of the Management board
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pivovarova Marina Gennadievna – member of the Management board
Year of birth: ***1959***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***
Savunova Galina Anatolievna – member of the Management board
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Nechaev Andrey Yurievich – member of the Management board
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Strukova Marina Iosifovna – member of the Management board
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Pyzhov Alexander Anatolievich – General Director
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

14. Full and abbreviated brand name: ***Closed Joint Stock Company Narodnyi Telephone Saratov (CJSC NTS)***
Location: ***Kiselev street 40, Saratov city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***50% + 1 preferred (voting) share***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***wireless communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Rodin Alexander Nikolaevich – the Chairman of the Board of directors
Year of birth: ***1970***

Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fedorova Nataliya Gennadievna – member of the Board of directors
Year of birth: ***1979***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Gavrilov Alexey Alexandrovich – member of the Board of directors
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Bogatkin Alexander Vladimirovich – General Director
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

15. Full and abbreviated brand name: ***Closed Joint Stock Company Nizhegorodskyi radio telephone (CJSC Nizhegorodskyi radio telephone)***
Location: ***Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***wireless communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

The new structure of the Board of directors was not elected, as the annual general meeting of shareholders was not held within the time period set forth by item 1 of article 47 of Federal law "On joint-stock companies".

Basing on item 1 of article 66 of Federal law "On joint-stock companies" the authorities of the members of the Board of directors listed below are terminated excluding the authorities of preparation, convocation and holding annual general meeting of shareholders.

Konkova Lyudmila Alexandrovna – the Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Karashtin Mikhail Pavlovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***0,000276%***
Share of the issuer's ordinary stock belonging to the person: ***0,00028%***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:
The functions of single executive body were transferred to bankruptcy commissioner due to the establishment of bankruptcy proceedings procedure.

16. Full and abbreviated brand name: ***Closed Joint Stock Company Commercial Bank C-Bank (JSCB C-Bank)***
Location: ***Lenin street 6, Izhevsk city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares

The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***41,73%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***41,73%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***0,001439%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***0,001919%***
Core activities type description: ***banking activity***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Bakaev Alexander Victorovich – the Chairman of the Bank's Board
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kapeluyshnikov Igor Isaakovich – member of the Bank's Board
Year of birth: ***1946***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fariseev Valeryi Mikhailovich – member of the Bank's Board
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kalashnikova Galina Nikolaevna – member of the Bank's Board
Year of birth: ***1961***
Share in the issuer's authorized capital: ***0,016105%***
Share of the issuer's ordinary stock belonging to the person: ***0,01836%***

Yudin Andrey Nikolaevich – member of the Bank's Board
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Fariseev Valeryi Mikhailovich – the Chairman of the Management board
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vyalshin Alexander Pavlovich – member of the Management board
Year of birth: ***1951***
Share in the issuer's authorized capital: ***0,000107%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Malykh Irina Vitalievna – member of the Management board
Year of birth: ***1957***
Share in the issuer's authorized capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Fariseev Valeryi Mikhailovich – the Chairman of the Bank
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

17. Full and abbreviated brand name: ***Closed Joint Stock Company Samara Telecom (CJSC Samara Telecom)***
Location: ***Polevaya street 43, Samara city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***27,8%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***27,8%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***local telephony services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Mezin Dmitry Alexeevich – member of the Board of directors
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kudryavtsev Alexander Georgievich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fedichev Valeryi Vladimirovich – member of the Board of directors
Year of birth: ***1961***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Lapshov Andrey Alexeevich – member of the Board of directors
Year of birth: ***no information***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Mezin Dmitry Alexeevich – General Director
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

18. Full and abbreviated brand name: ***Closed Joint Stock Company Ericsson svyaz (CJSC Ericsson svyaz)***
Location: ***Gagarin Avenue 37, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***24%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***24%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***export-import operations, consulting and services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

At present the Company does not carry on business.

19. Full and abbreviated brand name: ***Limited Liability Company Agrocompany "Reanta" (LLC Agrocompany "Reanta")***
Location: ***Chavaina boulevard 11 a, Ioshkar Ola town, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***20,86%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***agricultural activities***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Syskov Victor Sergeevich – General Director
Year of birth: ***1967***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

At present the Company does not carry on business.

3.6. Composition, structure and the value of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of encumbrance of the issuer's fixed assets

3.6 1. Fixed assets (property, plant and equipment)

Fixed assets (property, plant and equipment) for the reporting quarter:

Fixed assets (property, plant and equipment) at 30.06.2007:

№	Description of fixed assets (property, plant and equipment) group	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Land plots	8 316 853	-
2.	Buildings	3 855 323 451	931 624 217
3.	Constructions and transfer mechanisms	14 800 421 052	5 681 341 874
4.	Machinery and equipment	21 536 428 911	10 202 314 814
5.	Transportation	484 292 311	366 474 372
6.	Computers and office appliances	2 337 506 262	1 437 405 785
7.	Housing stock	36 426 940	-
8.	Miscellaneous	526 870 774	339 747 791
	TOTAL:	**43 585 586 554**	**18 958 908 853**

Information about the method of calculation of depreciation deductions for groups of fixed assets (property, plant and equipment):

The method of calculation of depreciation deductions for groups of fixed assets (property, plant and equipment) – straight line.

Results of the latest revaluation of fixed assets (property, plant and equipment) and of fixed assets (property, plant and equipment) leased for long-term period conducted during the last 5 accomplished fiscal years:

During the last five accomplished fiscal years fixed assets (property, plant and equipment) and fixed assets (property, plant and equipment) leased for long-term period were not revaluated.

Plans of acquisition, replacement, retirement of fixed assets (property, plant and equipment) the cost of which is 10 and more percent of the issuer's fixed assets (property, plant and equipment) value and of other fixed assets (property, plant and equipment) at the issuer's discretion:

The issuer is not planning to make essential changes in the structure of fixed assets (property, plant and equipment), and the issuer has no plans of acquisition, replacement, retirement of objects of fixed assets (property, plant and equipment) the cost of which is 10 and more percent of the issuer's fixed assets (property, plant and equipment) value.

Data on all facts of encumbrance of the issuer's fixed assets (property, plant and equipment):

The facts of fixed assets (property, plant and equipment) encumbrance as of the end of the last accomplished reporting period (at June 30, 2007):

Nature of encumbrance - ***pledge of property as security of credit agreements.***

Number, date of fixed assets (property, plant and equipment) pledge contract	**Amount of pledge, RUR**	**Purpose of pledge**	**Date of pledge occurrence**	**Contract validity term**
№121-07 of 16.03.2007	***329 287 571***	***credit***	***16.03.2007***	***31.12.2011***
№ 060/615 of 17.12.2004	***805 000 000***	***credit***	***17.12.2004***	***17.12.2007***
№ 060/246 of 22.09.2006	***920 001 167***	***credit***	***22.09.2006***	***22.09.2008***
№ 199 of 24.10.2006	***643 802 538***	***credit***	***24.10.2006***	***24.10.2008***
№198 of 24.10.2006	***716 626 258***	***credit***	***24.10.2006***	***24.10.2011***
TOTAL, RUR:	**3 414 717 534**			

IV. Data on the issuer's financial and economic activities

4.1. The performances of the issuer's financial and economic activities

4.1.1. Profit and loss

Indicators characterizing revenue position and red ink of the issuer for the reporting period:

Behavior of indicators characterizing the issuer's revenue position and red ink.

Indicator's description	Accounting treatment	6 months of 2006	6 months of 2007
Proceeds, RUR thousand	Total amount of proceeds from the sale of commodities, products, works and services	10 170 313	12 249 362
Gross profit, RUR thousand	Proceeds – prime cost of sold commodities, products, works and services (except for business and administrative expenses)	2 621 229	3 107 968
Net profit (undistributed profit (uncovered loss), RUR thousand	Net profit (loss) of the reporting period	1 435 959	1 665 204
Return on equity, %	(Net profit)/(capital and reserves – target financing and receipts + deferred revenue – treasury stock) x 100	16,94%	17,63%
Return on assets, %	(Net profit)/(balance-sheet assets) x 100	3,14%	3,14%
Net profit margin, %	((Net profit)/(proceeds) x 100	14,1%	13,6%
Product (sales) profitability, %	(Sales profit)/(proceeds) x 100	25,8%	25,4%

Capital turnover	((Proceeds)/(Balance sheet assets – current liabilities)	**0,792**	**0,811**
Uncovered loss amount at the reporting date, RUR	Uncovered loss of past years + uncovered loss of the reporting year	**None**	**None**
Ratio of uncovered loss at the reporting date to the balance-sheet total	(Amount of uncovered loss at the reporting date)/(Book value of assets)	**0**	**0**

In the first half year of 2007 proceeds and profit have grown which is mainly caused by the increase in volume of traditional services and the development of new ones.

A slight reduction of sales profitability and net profit margin vs. similar period of the past year is caused by the growth of amortization deductions on non-current assets which during the reporting period grew faster than the profit, and also by higher growth rates of proceeds vs. the past year.

As of the last reporting date OJSC VolgaTelecom revenue position is at sufficiently high level. The issuer does not have losses.

4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of commodities, products, works and services and of profit (loss) of the issuer from core activities

In quarter 2-2007 the Company's proceeds amounted to RUR 6 228 million, with the gain of RUR 1 091 million or 21,2% vs. similar period of the past year.

Communications services revenue accounted for RUR 5 917,3 million (growth rate – 122,7%), sales profit – RUR 1 535,8 million (growth rate – 124,6%).

Basic communications services which affected the gain of the issuer's revenue:

Communications services	Revenue gain for Q 2-2006	Revenue gain for Q 2-2007	Share in revenue gain in 2007
Urban and rural telephony	*275 601*	*222 910*	*20,4%*
Recording communication	*224 531*	*253 523*	*23,2%*
Intra-region telephony	*478 582*	*535 460*	*49,1%*
Revenue gain total	*13 465*	*1 090 764*	

In the proceeds structure the largest share falls on local telephony revenue – RUR 2 818,5 million (growth rate – 108,8%) or 45,3% of proceeds. Major share of local telephony revenue – 86% – were generated by urban telephony services.

Market factors, in the first place related to the change of consumer demand and consumer's replacement of wire communication with the cellular one, affect generation of local telephony revenue. In 2007 the subscribers' churn has grown, the gain of basic phone sets actually does not compensate for their churn. The major source of revenue gain is still the gain of current payments revenue – RUR 598,7 million in Q 2-2007.

Connection and traffic transit services revenue amounted to RUR 880,2 million (growth rate – 108,2%) or 14,1% of proceeds amount.

Hi-tech services revenue accounted for RUR 771,3 million (growth rate – 150,4%), including RUR 648,9 million (growth rate – 148,1%) from Internet access services. The major factor allowing for ensuring dynamic development of Internet wideband access services is the expansion of volumes

of provided services – the number of wideband access users have grown 3,5 times and amounts to 170 000.

Pretax earnings have grown to RUR 1 196,8 million (growth rate – 135,7%). At Q 2-2007 end OJSC VolgaTelecom net profit amounted to RUR 846,8 million.

Primary influence on the amount of profit and proceeds:

- expansion of the range of provided communications services, including intensive development of new communications services, vigorous growth rate of Internet access services provision;

- changes of legislation effective since January 2006; these changes had material effect on financial result of the Company's operation. Demonopolization of long-distance communication market, change of settlement procedure with operators and coming into force of CPP system since 01.07.2006 had the effect on the issuer's revenue and profit.

4.2. The issuer's liquidity, adequacy of the issuer's capital and working capital

Indicators characterizing the issuer's liquidity:

Indicator's description	Accounting treatment	Q 2-2006	Q 2-2007
Own working capital, RUR thousand	Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues – Non-current assets – Long-term accounts receivable	-10 631 312	-14 333 232
Fixed asset index	(Non-current assets + Long-term accounts receivable) / (Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues)	1,61	1,74
Current assets/current liabilities ratio	(Current assets - Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	0,67	0,63
Quick ratio	(Current assets – Inventories – VAT on acquired values – Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	0,48	0,46
Ratio of proprietary funds autonomy	(Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts +	0,54	0,51

	Unearned Revenues) / (Non-current assets + Current assets)		

** The methods recommended by Russia's FFMS were used for calculation of indicators.*

Scarcity of the issuer's own working capital formed due to the growth of investment expenditures reflects the general situation in telecommunications companies. In addition, the Company's financial policy is to raise the funds with longer term to maturity.

For the periods under analysis the result of the issuer's operating activity is always positive and this testifies to the fact that the issuer's current activities are financed from own resources.

Negative indicator of own working capital at Q 2-2007 end is due to the financing of capital investments at the expense of borrowed funds.

Negative behavior of own working capital indicator is explained by the fact that during this period the basic objective of the issuer's financial policy is the development of communications facilities of the Volga region. Borrowed funds are defined as one of basic sources of the issuer's investment activities.

The ratio of proprietary funds autonomy is also within the norm (not lower than 0,5-0,6).

Fixed asset index value in Q 2-2007 was higher than 1, as during these periods the issuer's own resources were insufficient to cover capital investments.

The issuer is facing the following tasks within the terms of realizing the arrangements to improve the liquidity:

- search of optimal correlation of the structure of assets and liabilities from the point of view of revenue position and risks, limitations on liquidity being taken into account;

- model building of the Company's liquidity position for medium-term prospect;

- improvement of borrowed capital structure.

For 2007 the issuer's management in accordance with the Program of improvement of OJSC VolgaTelecom activities efficiency for 2006-2008 elaborated a list of arrangements to improve the issuer's liquidity:

- ***diversification of short-term liabilities as related to credits and loans into long-term liabilities;***
- ***financing of the issuer's investment activities by attracting outside long-term sources of financing;***
- ***optimization of the arrears structure to vendors and contractors (establishment of settlements procedure with optimal distribution of debt load);***
- ***analysis of expediency and efficiency of financial investments;***
- ***optimization of headcount.***

Description of factors that resulted in the change of indicators by 10 and more percent vs. the prior reporting period:

The growth of scarcity of own working capital is connected with the excess of non-current assets growth over the growth of capital and contingency reserve provisions which is connected with the growth of the issuer's investment plan. The size of own working capital is an absolute index, that is why its increase is also caused by the expansion of the issuer's activity range, and upon the whole matches the behavior of change of the issuer's balance-sheet total.

Performance degradation of current assets/current liabilities ratio and quick ratio starting since 2002 is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the Company's own working capital for financing of investment activities by payment by installments to counterparties.

The opinions of the issuer's management bodies in relation to the mentioned factors and the extent of their influence on the indicators of the issuer's financial and economic activities coincide.

4.3. The size and the structure of the issuer's capital and working capital

4.3.1. The size and the structure of the issuer's capital and working capital

The size of the issuer's authorized capital:

RUR 1 639 764 970, conforms to constituent documents.

The size and the structure of the issuer's capital as per the data of accounting statement at 30.06.2007:

Item description	**Amount, RUR thousand**
Authorized capita	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the placed stock (authorized capital)	-
Operating surplus	*81 988*
Additional capital	*3 708 078*
Undistributed earnings	*13 743 169*
Target financing	-
Issuer's capital total:	**19 173 000**

The size and the structure of the issuer's working capital as per the data of accounting statement for Q 2-2007:

Item description	**Amount, RUR thousand**
Inventories	*684 160*
VAT for acquired valuables	*434 978*
Accounts receivable	*2 877 876*
Short-term financial investments	*6 798*
Cash assets	*129 957*
Other current assets	*2 410*
Total working capital:	**4 136 179**

The structure and the size of capital and of working capital of the issuer during the reporting quarter did not undergo material changes.

The sources of working capital financing: ***borrowed loans and bank credits.***

Issuer's policy of working capital financing:

The issuer conducts the policy of working capital financing based on attracting borrowed funds to cover the scarcity of own working capital. Borrowed funds occupy larger portion in the sources of OJSC VolgaTelecom working capital financing. The scarcity of own working capital is connected with the Company's investment program financing intended to win the market and to

improve the quality of provided services.

The change of the issuer's investment program affects the change of the policy of working capital financing, this program being elaborated on the basis of the analysis of the market conjuncture. In the near term the changes in the issuer's investment program are unlikely.

In the issuer's opinion the referenced indicators of the size and the structure of capital and working capital are acceptable for normal operation of the Company from the point of view of capital and working capital adequacy.

4.3.2. The issuer's financial investments

At 30.06.2007 the amount of all financial investments of the issuer is RUR 2 999 791 thousand (including long-term investments – RUR 2 992 993 thousand).

The issuer's financial investments into issuing securities the amount of which accounts for 10 and more percent of all its financial investments as of the end date of the last reporting quarter – 30.06.2007:

1) Type of securities: ***shares***
The issuer's full and abbreviated brand name: ***Open Joint Stock Company TATINCOM-T, OJSC TATINCOM-T***
Location: ***Lomzhinskaya street 20A, Kazan city, The Republic of Tatarstan***
State registration numbers of the issuing securities issues and the dates of state registration, registration bodies: ***№ 1-01-55125-D registered on 11.06.1998 by regional department of Russia's FFMS in the Republic of Tatarstan; № 1-02-55125-D registered on 11.08.2000 by regional department of Russia's FFMS in the Republic of Tatarstan***
The quantity of securities that OJSC VolgaTelecom owns: ***6 837 672 shares***
Total par value of securities that the issuer owns: ***RUR 341 883 600***
Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***RUR 1 326 500 000***
The size of dividends on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:
There are no preferred shares in the authorized capital of OJSC TATINCOM-T;
The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC TATINCOM-T stockholders held in 2007 passed the resolution not to pay dividends for 2006.

2) Type of securities: ***shares***
The issuer's full and abbreviated brand name: ***Closed Joined Stock Company Nizhegorodskaya Sotovaya Svyaz, CJSC NSS***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
State registration numbers of the issuing securities issues and the dates of state registration, registration bodies: ***№ 32-1-1535 of 16.06.1997, the Department of Finance of Nizhny Novgorod oblast Administration***
The quantity of securities that OJSC VolgaTelecom owns: ***100 000 shares***
Total par value of securities that the issuer owns: ***RUR 21 629 400***
Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***RUR 651 974 000***
The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:
There are no preferred shares in the authorized capital of CJSC Nizhegorodskaya Sotovaya Svyaz;

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The size of declared dividend on ordinary shares approved by the annual general meeting of stockholders on 08.06.07 amounted to RUR 580 per a share. The deadline for dividends payment is before December 31, 2007.

The issuer does not have financial investments into non-issuing securities and namely, into notes, certificates or other non-issuing securities and also deposits the amount of which accounts for 10 and more percent of all its financial investments as of the end date of the relevant reporting period.

Information about established provisions for securities. In case of provisions for securities establishment the size of the provision as of the beginning and as of the end of the last accomplished fiscal year prior to the end date of the last reporting quarter is to be indicated.
As of 31.12.2006 the provision for securities in the amount of RUR 206 000 was established in the accounting. As of 01.01.2006 the size of the provision for securities amounted to RUR 216 000.
As of 31.12.2006 the provision for securities amounted to RUR 206 000.
Financial investments are accounted and presented in the accounting statement in accordance with Accountancy decree "Accounting of financial investments" ПБУ 19/02" and Accountancy decree "Accounting statement of organization" ПБУ 4/99.

4.3.3. The issuer's intangible assets

The issuer's intangible assets at the end date of the reporting quarter:

At 30.06.2007:

№	Description of intangible assets objects group	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Exclusive rights to utility software, data bases	*106 113*	*106 113*
2.	Exclusive rights to trade marks	*76 464*	*18 378*
3.	Other intangible assets	*229 818*	*44 230*
	TOTAL, RUR:	**412 395**	**168 721**

The information on intangible assets is reflected in bookkeeping in accordance with Accountancy decree "Accounting of intangible assets" ПБУ 14/2000", the instructional guidelines on the intangible assets accounting in the companies of Svyazinvest group.

4.4. Data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

The issuer's policy in science-engineering development area for the reporting period:

The issuer's policy in science-engineering development area includes the upgrading of outdated and inefficient equipment, development and implementation of acquired innovation

technologies, and also the intake of highly-qualified personnel and implementation of modern management system.

The expenses for science-engineering activities for account of the issuer's own funds for the reporting period (Q 2-2007):

The issuer did not incur the expenses for science-engineering activities, including for the purchase of the results of science–engineering development and did not order new products development with outside entities (outsourcing) for account of own funds.

Data on the issuer's provision and obtaining legal protection of major objects of intellectual property:

OJSC VolgaTelecom does not have registered objects of intellectual property in IT area.

Data on the issuer's policy and expenses in science-engineering development area, in relation to licenses and patents, new developments and investigations:

In quarter 2-2007 OJSC VolgaTelecom did not receive patents, licenses and certificates for trade marks utilization.

4.5. Analysis of the development trends in the issuer's core activities area

Basic trends of communications industry development since 2002 and basic factors affecting the industry's status:

In 2006 the industry's regulator had material effect on the development of RF telecommunications market. The following changes were introduced into legislation:

- ***New statutory regulations governing telecommunications industry which made changes into the principles of long-distance communication services provision to end-users and also into the principles of interaction of operators when rendering these services came into force since January 1, 2006;***
- ***Amendments to clause 54 of Federal law "On communication" abolishing payment for incoming calls to any phone – "CPP – Calling Party Pays" principle – came into force since July 1, 2006;***
- ***Limit prices for connection and traffic transit services, including for local call initiation service for operators occupying essential position in PSTN (Rossvyaznadzor order № 51 of 19.06.2006) were established since July 1, 2006;***
- ***Three tariff plans for local communication services were established (Regulation № 637 of 24.10.2005 came into force since 09.11.2005).***

Telecommunications services market in the Volga Federal district is developing at fast pace as the Russia's market.

As per RF Goscomstat data, in 2006 the actual volume of telecommunications services in the regions where OJSC VolgaTelecom is operating amounted to about RUR 73,7 billion. The growth vs. 2005 was 128,8%. The basic market trend is the change of revenue structure towards reduction of voice services revenue and dynamic development of data transfer market.

The following trends have effect on the development of the region's telecommunications market:

- ***Local telephony market:***
  - ***Drop in demand for the service among new clients (actual market saturation) – market stagnation;***
  - ***Tariff rates raising – critical factor of market growth which is directly dependent on the regulator's actions;***

- *Improvement of competition with alternative operators in the segment of legal entities and in the segment of new buildings (dwelling-houses and office centers) in large cities;*
- *Mobile substitution of traffic. Improvement of competition with mobile operators resulting in growing churn of existing clients;*
- *Refusal of PBX owners to do non-core business, to keep and maintain private exchanges or they are taken-over by larger market players.*

- *Long-distance communication market (DLD/ILD, intra-region communication):*
  - *Shaping of competition in the market;*
  - *Increase in mobile substitution;*
  - *Market stagnation resulted form a fall in prices (the prices for DLD/ILD and mobile communication are coming closer to each other; VoIP development).*
- *Mobile communication market:*
  - *Deterioration in demand for the service (actual saturation of market) – market stagnation;*
  - *Tariff rates reduction – the tariff rates for mobile and fixed-line communication, mobile and DLD/ILD communication are coming closer to each other;*
  - *Service growth point – increase in monthly ARPU.*
- *Internet wideband access market:*
  - *Active growth of demand for the service, particularly in "home" market segment;*
  - *Concentration of market in large cities and towns;*
  - *Churn of dial-up access users towards leased channels;*
  - *Reduction in cost of service access and traffic cost;*
  - *Competition tightening (including the emergence of new competitors) at the market between the players and wire technologies of wideband access (ADSL, Ethernet, cable Internet access);*
  - *Emergence and development of wireless technologies of Internet access;*
  - *Development of quality local content generating traffic.*
- *Market of Internet dial-up access:*
  - *Saturation of dial-up access market*
  - *Stabilization of tariff rates at minimum competitive level;*
  - *Churn of dial-up access users towards leased channels.*
- *Wholesale market (connection and traffic transit services, channel lease, and data transfer services):*
  - *Market growth rates are defined by the change of retail demand, behavior of competitors and the regulator and are growing in physical terms;*
  - *Growth of services revenue, despite the reduction in prices for channel lease and for wholesale data transfer.*

Overall assessment of the issuer's operation in the industry:

OJSC VolgaTelecom is one of the major players of telecommunications market of the Volga Federal district.

OJSC VolgaTelecom regional subsidiaries are located in 11 regions of the district - in Republics of: Mariy-El, Mordovia, Udmurtia, and Chuvashia and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

In quarter 2-2007 the growth of local telephony revenue accounted for 102,2% vs. quarter 1-2007.

In quarter 2-2007 new technologies-based services revenue accounted for 12,4% (2006 – 10,6%) of the total amount of communications services revenue of quarter 2-2007. The growth rate vs. quarter 1-2007 was 109,4%.

The major emphasis was put on Internet wideband access development. So, in quarter 2-2007 the Company's customer base of Internet wideband access users have grown more than 1,6 times.

OJSC VolgaTelecom revenue from communication services and connection and traffic transit services in quarter 2-2007.



DLD & ILD (intra-region) 20,2%
Connection and traffic transit services 14,9%
Urban telephony 41,0%
Mobile communication 1,6%
Wire broadcasting 1,4%
Radio communication, Radiobroadcasting TV and satellite communication 1,2%
Recording communication (Internet including) 13,1%
Payphones 0,04%
Rural telephony 6,7%

Assessment of matching of the issuer's activities results to the industry's trends:

Communications industry development matches and even outruns overall positive trends of Russia's economy. During the last five years communications industry has been dynamically developing: the investments into the industry are growing, new technologies and services are appearing, the demand for communications services is growing.

The development of the issuer's activities matches the industry's overall trends: the issuer's activities are intended to provide a full range of telecommunications services to a wide circle of customers; communications services revenue and the share of new services revenue in the issuer's total revenue are growing.

Estimate in regard to the industry's future development:

In medium-term perspective the region's telecommunications market will continue to grow rapidly. Essential changes are expected to occur in the market structure; these changes being related to rapid growth of demand for Internet wideband access, long-distance communications market stagnation and substantial reallocation of traffic and revenue in favor of mobile communication.

The trends of the Company's core activities development for 2002 – 2006 are detailed below.

2002

With the Company's consolidation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – network upgrading and meeting the demand for OJSC VolgaTelecom services.

The policy in regard to traditional communications services is oriented for holding the positions at the market with concurrent increase of the degree of meeting solvent demand. For this the Company continues intensive activities in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

At the year end the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 000 numbers.

By the end of 2002 time charging system was in operation in Nizhny Novgorod, Orenburg,

Penza oblasts and in Mordovia Republic.

The activities of installation and putting into operation of ANI function at rural telephone networks were continued. The capacity of rural telephone exchanges equipped with ANI function amounted to 643 103 numbers.

With the development of new modern kinds of communications, the demand for telegraphy services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC VolgaTelecom carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce general costs of wire broadcasting and increase the revenue position and the quality of operation of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is worked out for each regional subsidiary of the Company. OJSC VolgaTelecom network of on-air broadcasting comprises 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

A number of OJSC VolgaTelecom regional subsidiaries operate TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara subsidiaries, in the subsidiaries of Chuvash Republic and the Republic of Mariy-El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be completed in 2003 and it is designed for connecting 75 000 subscribers.

The development of new communications services is of great importance for OJSC VolgaTelecom. One of the main tasks is to strengthen positions at the market of hi-tech types of communications. All regional subsidiaries of OJSC VolgaTelecom provide the services of Internet access both on the basis of dial-up technology and via dedicated lines.

At the end of 2002 in the Volga region the number of Internet dial-up access users was about 204 000, 107 000 of them use the services of OJSC VolgaTelecom. Thus, the Company's share at the market of Internet dial-up access is 52%.

The number of customers for access services via dedicated line is about 1600, which as per OJSC VolgaTelecom estimation amounts to 45-50%.

The service of wideband digital access is being actively implemented. At the end of 2002 in OJSC VolgaTelecom the number of connection points by xDSL technology was 583, out of them 48% were in Nizhny Novgorod subsidiary.

IP-telephony is a promising service. The development of IP-telephony service is planned to be carried out in 2 directions:

- *The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;*
- *The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. The "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.*

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with Huawei Technologies company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from CS1 set (free phone - FPH, voting over telephone - VOT, call with additional payment - PRM, call by pre-paid card - PCC), and one service (universal access number - UAN) – for testing and further certification.

2003

Financial-economic and production performances of OJSC VolgaTelecom for 2003 reflect the efficiency of consolidation of regional communication enterprises into the joint mega-regional company which has been completed by the end of 2002.

At the year end the Company achieved the scheduled level of revenue and profit. The gain of revenue from rendering telecommunications services for the entire Company amounted to RUR 3 653 541 000.

The revenue gain was ensured due to the development of telecommunications industry services, the increase in outgoing paid exchange, increase in tariff rates, and the change of procedure of establishment of tariff rates for local telephone calls for privileged consumer categories (veterans, invalids), generation of revenue from OJSC Rostelecom incoming traffic of DLD and ILD communication, and namely:

- ► *the network development and the increase in long-distance exchange by RUR 1 971 795 000 or by 54%;*
- ► *increase in telecommunications services tariff rates – RUR 1 396 762 000 or 38% of the gain amount, including due to the increase in tariff rates for telecommunications services regulated by the government by RUR 1 028 965 000 or 28% of the total amount of revenue gain;*
- ► *the change of accounting treatment for services rendered by OJSC Rostelecom by RUR 284 984 000 or 8% from the total amount of revenue gain.*

The Company's potential, shaped after the consolidation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

At January 01, 2004 the total installed capacity of urban and rural telephone exchanges amounted to 4 462 000 numbers.

For the past year automatic telephone exchanges with total capacity of 455 500 lines were commissioned. During 2003 the installed capacity of urban and rural telephone exchanges grew by 224 000 lines, the growth rate vs. the past year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephony grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and at the year end it amounted to 14,2%.

The total length of long-distance channels as of January 01, 2004 amounted to 15 236 800 channel/km, the gain for 2003 – 3 630 700 channel/km, including of digital network 12 983 400 channel/km (85,2 %), the gain – 3 859 900 channel/km.

The length of digital network channels is arranged by SDH (11 537 500 channel/km - 88,9%) and PDH (1 445 900 channel/km - 11,1%) digital transmission systems.

In the reporting year the production activities of OJSC VolgaTelecom cable industry employees was intended at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in revenue and reduction of operational costs. So in 2003 the activities intended at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally obsolete exchanges of OP ETK-KS network and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In quarter 4-2003 according to the investment plan, in Chuvash Republic subsidiary the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC VolgaTelecom completed the upgrading of space communications receiving stations of "DMT-1000" type to pass from analog to digital mode - 268 units.

9 radio broadcast transmitters were installed – in Kirov subsidiary, subsidiary in the Republic of Mordovia, in Orenburg and Samara subsidiaries to broadcast "Radio of Russia" program in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first stage of cable TV was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable TV got the capability of high-rate access to the Internet.

The number of cable TV subscribers grew in the subsidiaries of Republics of Chuvashia and Mariy-El. MMDS system is functioning in Samara subsidiary (Syzran and Toliyatti towns). The construction of the first stage of cable TV network in Orenburg has been completed.

The introduction by the subsidiaries of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow for drawing new subscribers at the competitive market of Internet access services. The new service introduced by Saratov subsidiary "Internet - free access" became popular and effective.

In 2003 the number of the Internet users is 190 000, out of them the largest part – 50 000 is in Nizhny Novgorod subsidiary. The construction of access nodes on the basis of digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI assured the growth of the number of users of Internet dial-up access services.

The market situation shows the essential interest of enterprises in connection to OJSC VolgaTelecom data transmission networks for the purpose of consolidation of their available segments into unified corporate networks of data transfer at regional and intra-regional level. For example, the contracts with RTComm.RU for connection of objects of Federal Target Program "Electronic Russia", all regional subsidiaries participated in their realization.

Another important trend of activities is the promotion of intelligent network services. If in 2002 the revenue from Intelligent network services of the entire Mega-Regional Company amounted to about RUR 12 million, then in 2003 it has grown to RUR 94,8 million (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the subsidiaries in Udmurtia Republic and also in Penza and in Ulyanovsk.

In the Republic of Mariy-El the start of operation of service telephone card platform based on AVAYA equipment was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In Udmurtia Republic subsidiary the services are successfully developed on the basis of intellectual platform "Protey". At present, directory inquiry service "09" of Izhevsk city and of the Republic and also manual switch shop of trunk line exchange are changed over to the contact-center "Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariff rates and codes was put into operation. Service telephone cards in Udmurtia are the universal instruments of payment both for telephony services and for cellular communication and for Internet access.

2004

Year 2004 showed that consolidated Company OJSC VolgaTelecom continues to grow with good dynamics and also has the potential for further development. The consolidation of regional carriers in 2002 allowed for establishing competitive company, which holds dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of the Russian Federation. In 2004 the proceeds amounted to RUR 18 605 million which is by RUR 3 928 million or by 26,8% more than for the similar period of the past year.

The Company's major sources of revenue in 2004:

► *Revenue from local phone calls amounted to RUR 5 665,4 million. At 2004 end the number of local telephone network subscribers was 4 343 000.*

► *RUR 1 504,1 million of revenue were gained by the Company from providing access to telephone network (access to local telephone network was granted to 335 000 basic phone sets) or on average RUR 4 500 per each installation.*

► *Revenue gained due to the increase in DLD & ILD exchange connected with the Company's network development. The revenue of this sector amounted to RUR 6 454,7 million. By the year-end the volume of DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it grew by 116,1%.*

► *Dynamical development of services provided by means of new technologies. In 2004 the share of new services in the total volume of communications services was 5,2%. The revenue amounted to RUR 938,2 million. During the last three years more than RUR 1 348 million were invested into the development of this sector.*

► *Connection and traffic transit services revenue amounted to RUR 2 019,8 million. The share of revenue from connected operators in the total volume of communications services grew from 5,5% at 2003 end to 11,1% at 2004 end.*

In 2004 Mega-Regional Company (MRC) VolgaTelecom completed the construction and put into operation the equipment at 82 city's phone exchanges of total installed capacity of 491 445 numbers at its urban telephone networks.

Digital phone exchanges made the main input of installed capacity at urban telephone networks. In 2004 the share of digital exchanges in the total capacity of switching equipment at MRC's urban telephone networks has grown from 54,86% to 63,42%.

Occupation efficiency of installed capacity of all ATXs installed at OJSC VolgaTelecom urban telephone networks has grown from 93,2 to 93,6%.

As of 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 units with total installed capacity of 3 963 730 lines.

In 2004 the gain of basic phone sets amounted to 215 390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network increased by 214 760 lines and amounted to 3 604 220 lines.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it amounted to 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64 858 lines were commissioned, at the same time 27 856 lines of obsolete equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 lines.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 lines in its regional subsidiaries.

As of 01.01.2005 5002 phone exchanges of total installed capacity of 746 957 lines are in operation in rural settlements. After implementation of development plan the occupation efficiency of installed capacity has grown from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network has grown by 43 753 lines and by 2004 end it amounted to 148 981 lines or 19,99% of total installed capacity of the switching equipment. The growth per the year was 5,74%.

As of 01.01.05 the total extension of DLD phone channels was 19 988 200 channel-km, including of digital network – 18 228 200 channel-km (91,2%). The gain of the channels length amounted to 4 751 400 channel-km, including the gain of digital network – 5 244 800 channel-km.

The length of digital network channels is arranged by SDH (16 878 400 channel-km - 92,6%) and PDH (1 349 800 channel-km - 7,4%) digital transmission systems.

Out of the total channels length the extension over cable transmit lines was 94,4% (18 871 400 channel-km), out of these 89,9% (16 957 800 channel-km) fall on fiber-optic cables.

In 2004 OJSC VolgaTelecom regional subsidiaries carried out the following arrangements to upgrade recording communication network.

Phone-telegraph systems were dissolved at trunk line and intra-region hops (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels were arranged at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-region hops of regional subsidiaries.

In OJSC VolgaTelecom Samara subsidiary "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links КС-КК were arranged in Nizhny Novgorod city.

In Ioshkar Ola town integrated exchange with 300 connection points was put into operation. In OJSC VolgaTelecom subsidiary in Chuvash Republic telegraph switching server "Vector-2000" was installed, it comprises switching, channeling equipment and the software designed for organizing the process of transmit, acquisition, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communications network by using VF channels and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC VolgaTelecom regional subsidiaries continued the activities to change over from unprofitable rural wire broadcasting to on-air broadcasting. During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction amounted to 538 974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. As of 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting was 1 650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following regional subsidiaries: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, Udmurtia Republic and Mordovia Republic.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:

– 100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nikolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhnepavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" accordingly;

– "ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara subsidiary (Samara city, Neftegorsk town), in the Republic of Mariy-El (Kozmodemiyansk town), and in Mordovia Republic (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Mariy-El and in Chuvash Republic. In Samara subsidiary MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels has grown: in Syzran town to 23 channels and in Tolyatti town to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and at 2004 end it amounted to 224 000 of potential subscribers. The gain of cable TV subscribers for the year was 18 104 subscribers. And as a result at 01.01.05 the number of cable TV subscribers amounted to 126 124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. More than 8 200 ports were equipped to arrange leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access amounted to about 5 000, the growth rate – 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. At 2004 end in Mega-Regional Company the number of xDSL-based connection points exceeded 4 600, the largest number of xDSL ports (2 500 or 54%) are equipped in Nizhny Novgorod subsidiary.

"Internet-penetration" characterizing the share of OJSC VolgaTelecom phone communication subscribers who are using the Company's Internet dial-up access services has grown to 7,8%. This growth was facilitated by the development of "Internet for all" service which is very popular with household.

One of the largest projects is the construction of OJSC VolgaTelecom Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in OJSC VolgaTelecom Nizhny Novgorod subsidiary.

The objective of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC VolgaTelecom Nizhny Novgorod subsidiary on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in Udmurtia Republic subsidiary VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development (CSC)

Firmware of CSC is installed in 3 regional subsidiaries of the Company:

- In the Republic of Mariy-El (on the basis of Definity equipment, the number of automated work stations - 50),

- In Nizhny Novgorod subsidiary (on the basis of Definity equipment, the number of automated work stations – 65);

- In Udmurtia Republic (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 regional subsidiaries the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of year 2005 beginning the total number of automated work stations at CSC is 585.

In 2004 the Company spent RUR 6 964,5 million of capital investments, which is by RUR 2 450,5 million more vs. 2003.

539 618 local telephony lines were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 has grown by 24,5%.

GSM cellular communication network was expanded in the subsidiary in the Republic of Mariy-El by 51 000 lines, and in Samara subsidiary by 6 600 lines on the basis of BS NMT-450 equipment.

2 652 km of intra-region transmit lines were constructed.

22 170 DLD channels at automated trunk line exchanges were commissioned.

13 666 m^3 of commercial objects were constructed:

- *In Nizhny Novgorod subsidiary communication center buildings were constructed in village Sechenovo and Parizhskoi kommuny settlement;*
- *In Orenburg subsidiary additional building to communication center structure and to garage was constructed in Sorochinsk town;*
- *In Saratov subsidiary additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.*

In 2004 the expenses for the development of local telephony amounted to RUR 4 434,9 million or 63,7% of the total volume of investments. The investments to DLD telephony amounted to RUR 754,2 million or 10,8% of the total volume of investments. Investments to mobile communication development amounted to RUR 191,6 million (2,8% of the total volume of investments). RUR 500,6 million or 7,2% were spent for the development of new services and technologies, which is by RUR 84 million more than in 2003.

In 2004 the 1-st stage of "Inter-regional multi-service corporate data transfer network of OJSC VolgaTelecom project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC VolgaTelecom of the total estimated cost of RUR 261,5 million.

2005

In 2005 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions in major segments of telecommunications market of the Volga Federal district.

In 2005 the Company's proceeds amounted to RUR 21 348,4 million which is by RUR 2 743,6 million or by 14,7% more vs. the past year.

In 2005 the Company's major sources of revenue were:

► *Local telephony services revenue to the amount of RUR 9 538,4 million, the growth rate of 123% vs. 2004.*

► *Revenue, gained due to growth of volume of DLD and ILD exchange, despite the reduction of their share in the Company's revenue structure due to reduction of tariff rates and volume of services, amounted to RUR 6 321 million or 29,6% of the Company's revenue.*

► *Revenue from new technologies-based services, the highest growth rate at the year-end (160,9%), amounted to RUR 1507 million or 7,3% of the total revenue. The largest share in this revenue was the revenue from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenue from this market segment are expected to grow. In 2005 RUR 250,8 million were allocated to the development of new services (exclusive of mobile communication).*

► *At the year-end connection and traffic transit services revenue amounted to RUR 2696,7 million with the gain of RUR 474,1 million or 121% vs. 2004. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

In 2005 capital investments amounted to RUR 5 208,721 million which is by RUR 1 755,8 million less vs. 2004.

Out of capital investments RUR 5 177,78 million or 99,4% were allocated to communication facilities, and RUR 30,941 million or 0,6% to other lines of business. The reduction of investment program vs. 2004 was caused by saturation of market traditional segments and also by additional requirements to economic component of investments to reduce the time and increase the rate of return of investments.

For 12 months of 2005 495 288 local telephony lines were commissioned which is 100,4% to the schedule. As compared with 2004 the commissioning of capacities in 2005 has reduced by 8%.

Total investments for IT development in order to improve business-processes in the Company and upgrade engineering architecture amounted to RUR 394,2 million.

GSM cellular network in the subsidiary in the Republic of Mariy-El was expanded by 250 000 lines and in Samara subsidiary by 10 000 lines on the basis of BS NMT-450 equipment.

In 2005 the following was constructed:

** 1 759 km of intra-region transmission links,*

** 15 960 DLD channels of automatic trunk exchanges,*

** 14 052 m^3 of commercial objects, including:*

- *In Kirov subsidiary – settlement-service center;*
- *In Republic of Mariy-El subsidiary – training- prophylactic center;*
- *In Mordovia Republic subsidiary – reconstruction of building of attended repeater office;*
- *In Nizhny Novgorod subsidiary – ATX building in rural area;*
- *In Ulyanovsk subsidiary – building of communication technical node;*
- *In Udmurtia Republic subsidiary – ATX building extension in settlement Alnashi.*

As before, the major share of the Company's investment program was the investments into upgrade and expansion of traditional telephony objects. In 2005 the investments into this market segment amounted to RUR 2 803,3 million or 53,5% of the total amount of investments. RUR 992 million or 18,9% of the total investments were allocated to the development of data transfer network

and infrastructure (DLD and ILD telephony). IT investments amounted to RUR 394,2 million. RUR 239,2 million were invested into mobile communication development.

In 2005 RUR 250,8 million (4,8% of the total investments) were invested into new services development, which is by RUR 84,4 million more vs. 2004.

In 2005 the second stage of "Inter-regional multi-service corporate data transfer network of OJSC VolgaTelecom construction was completed. Within the 2-nd stage the corporate networks of the Company's regional subsidiaries were additionally equipped to comply with the requirements of functionality, security and performance. RUR 102,1 million were invested to realize the 2-nd stage.

2006

With due account for the changes at telecommunications market in 2006 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions at strategic segments of telecommunications market of the Volga Federal district.

In 2006 the Company's revenue from communication services amounted to RUR 20 368,2 million (as per operative records) which is by RUR 980,2 million or 4,6% less vs. the past year. This is directly connected only with structural shifts in carriers' revenue caused by the change since 01.01.2006 of regulatory framework governing the activities of Russian carriers; the right to render DLD and ILD services was transferred to DLD and ILD carriers, and also by the change of interrelations of operators of long-distance, intra-region and local networks.

In 2006 the Company's major sources of revenue were (as per operative records):

- *Local telephony services revenue amounted to RUR 10362,0 million, the growth rate of 108,6% vs. 2005.*
- *Intra-region services revenue amounted to RUR 3 487,5 million or 17,1% of the Company's revenue.*
- *Revenue from new technologies-based services, the highest growth rate at the year-end (143,6%), amounted to RUR 2164,1 million or 10,6% of the total revenue. The largest share in this revenue was the revenue from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenue from this market segment is expected to grow.*
- *At the year-end connection and traffic transit services revenue amounted to RUR 3 363,3 million with the gain of RUR 666,6 million or 124,7% vs. 2005. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

4.5.1. Analysis of factors and conditions affecting the issuer's operation

Basic factors and conditions affecting the issuer's operation and the results of such operation:

Basic trends of communications services market development in the region, analysis of basic changes of the market in 2006:

- *In cities and towns – regional centers the level of telephone penetration reached the level allowing for speaking about the market saturation.*
- *Income level of rural area residents remained low which negatively affected the volume of demand for communication services.*
- *There was further growth of subscribers' base of cellular and alternative operators.*
- *Internet wideband access services market was rapidly growing.*

In 2006 the basic factors affecting the issuer's activities are:

- *Coming into effect since 01.01.2006 of new regulatory documents in communications industry and the change of mutual settlements system with OJSC Rostelecom,*

- ***Saturation of traditional telephony services market in a number of regions where OJSC VolgaTelecom provides communications services.***

Behavior of revenue growth in basic industries is provided in the table (as per operative records):

	Behavior of revenue growth 2006/2005 (%)
Local telephony	*109%*
Internet and data transfer networks	*139%*
Wireless and cellular communication	*118%*
Connected operators	*125%*
Other	*102%*

4.5.2. The issuer's competitors

The issuer's principal competitors in core activities and the factors of the issuer's competitive capacity:

With the course of time the competitors' market positions become stronger and it is particularly obvious at new services market. Along with a large number of regional alternative operators there are such large federal players as Golden Telecom, OJSC Comstar and regional company Air Telecom at the markets.

The issuer's operation may be affected by:

- ***Emergence of new large players at promising market of new services;***
- ***Attack of regional markets by metropolitan carriers having high investment capital;***
- ***Takeover of small players of telecommunications market by way of their purchase;***
- ***Active build up of alternative modern infrastructure of telecommunications market;***
- ***Improvement of price competition of telecommunications market players;***
- ***Active development by competitors of fiber-optic and wireless technologies of Internet access;***
- ***Expansion of mobile communication network cover area and mobile substitution of traffic and links.***

Taking into account the RF Government strategic objectives intended to demonopolize communications market, the probability of occurrence of the above risks is high. So, according to law "On communication" OJSC VolgaTelecom should ensure equal access to its infrastructure for all communication market operators, which allows small operators, without investing considerable funds, for successful competition with VolgaTelecom owing to their mobility and flexibility. Large federal level players prefer to develop their own digital infrastructure (excelling in technical features "copper" infrastructure of OJSC VolgaTelecom), and on its basis they make package offers of communication services taking into consideration the clients' requirements.

Despite high level of competition OJSC VolgaTelecom maintains high share of market of traditional communication services.

OJSC VolgaTelecom share, with due account for cellular communication, amounts to 44,3% of all the revenue of telecom sector.

The values of the issuer's shares and its competitors for five accomplished fiscal years:

Name	Country of incorporation	**Market share, %**				
		2002	**2003**	**2004**	**2005**	**2006***
Company-issuer	Russia	***54,5%***	***45,6%***	***42,0%***	***44,5%***	***43,3%***

Name	Country of incorporation	Market share, %				
		2002	2003	2004	2005	2006*
Competitors	Russia	*45,5%*	*54,4%*	*58,0%*	*55,5%*	*56,7%*

** Market share was calculated on the basis of operating data.*

The list of factors of the issuer's competitive capacity:

OJSC VolgaTelecom competitive advantages are:

- ***Availability of well-developed infrastructure;***
- ***Financial security allowing, with the availability of well-developed infrastructure, for investing into most profitable market segments and most promising business trends;***
- ***Quality of services provision (construction of NGN-based communication networks allowing for considerable expansion of the range of services provided by the issuer and for improving the services quality);***
- ***Application properties of services (wide range of provided services, additional services, provision of services specific for a region, etc.);***
- ***Capability to generate integrated services packages.***

Essential factors that may improve the issuer's operation results:

Basic trends of the issuer's operation for the development of competitive advantages are:

- ***Improvement of organizational effectiveness and the role of marketing in decision making;***
- ***Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;***
- ***Efficient utilization and development of network and infrastructure resources.***

V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

5.1. Data on the structure and competencies of the issuer's management bodies

Full description of the issuer's management bodies structure and their competencies in accordance with the issuer's charter (constitutive documents):
In accordance with articles 12, 13, 14, 15 of the issuer's Charter the issuer's management bodies are:

General meeting of shareholders;
The Board of directors;
Management board;
General Director.

The issuer's shareholders (participants) general meeting competencies as per its Charter (constitutive documents):
General meeting of shareholders is the Company's supreme management body.

In accordance with article 12.2 of the issuer's Charter the competencies of General meeting of shareholders cover the following issues that may not be transferred for the solution to the Board of directors, the General Director or to the Management board of the issuer:

"1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock

companies"), the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

6) determination of the quantity, par value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

7) increase in the Company's authorized capital by the increase in the shares par value, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

8) increase in the Company's authorized capital by placement of additional shares by public offering in case, if the quantity of additionally placed shares is more than 25% of ordinary shares placed earlier by the Company, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

9) increase in the Company's authorized capital by placement of additional shares by private offering, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

10) decrease in the Company's authorized capital by the reduction of the shares par value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's statements on profit and loss (profit and loss accounts), and also distribution of profit, including payment (declaration) of dividends, exclusive of profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and loss of the Company at the fiscal year-end; the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13.1) payment (declaration) of dividends based on the results of the first quarter, six months, nine months of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

16) passing the resolution on approval of related party transactions, the resolution on which is passed in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) passing the resolution on approval of large transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is more than 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last reporting date, except for the transactions made in the course of routine economic activities of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities convertible into the Company's ordinary shares, the resolution on which is passed by the majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

18) passing the resolution on participating in financial-industrial groups, associations and other unions of business entities, the resolution is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activities, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

20) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by private offering or by public offering, if in case of public offering convertible bonds (other issuing securities) may be converted into the Company's ordinary shares amounting to more than 25% of earlier placed shares, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

21) passing the resolution on reimbursement for the Company's account of the expenses for preparation and holding of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of the Russian Federation the Board of directors has not made the decision on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

22) passing the resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

23) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter."

Competencies of the issuer's Board of directors in accordance with its charter (constitutive documents):

In accordance with article 13 of the issuer's Charter the following issues are related to the competencies of the Board of directors:

"13.4. The following issues are related to the competencies of the Company's Board of directors:

1) definition of priority trends of the Company's activities, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) setting the date of drawing up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competencies of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's authorized capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public offering and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, amounting to 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, offering price and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of decisions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them, reports on the results of shares retirement, reports on the results of shareholders' demands of repurchase of shares they hold;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on profit distribution, including on the size of dividend on the Company's shares and the procedure of its payment and the Company's loss based on the results of the fiscal year;

15) the use of required reserve and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activities of the Company;

17) recommendations on the size of remuneration and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including determination of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision carrying out the functions of internal control, preliminary approval of candidates for the position of its head and release from office of the specified person by the Company's initiative, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the Provision on the specified subdivision;

19) prior approval of a transaction or several interrelated transactions connected to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 1 to 25% of the book value of the Company's assets defined by the data of its accounting statement as of the last reporting date;

20) approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the book value of the Company's assets defined by the data of its accounting statement as of the last reporting date, excluding the transactions made in the course of routine economic activities of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) definition (change) of functional blocs of corporate structure and of basic functions of subdivisions comprising functional blocs of the Company's corporate structure (excluding the structure of regional subsidiaries and representation offices of the Company);

23) establishment of regional subsidiaries, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary approval of candidates for the position of heads of regional subsidiaries and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts by the Company's initiative;

25) excluded;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office and conclusion of labor contract with him/her;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, appointment of Management board members, early termination of the authority of the Management board members;

29) coordination of occupation by the person carrying out the functions of singe executive body of the Company, by members of the Company's Management board of the posts in management bodies of other entities;

30) permission to the person carrying out the functions of single executive body to combine these functions with work in paid jobs in other entities;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (supplementary agreements) concluded with the General Director, members of the Management board, the heads of regional subsidiaries and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be made by the Board of directors in accordance with the specified contracts;

34) taking the decisions on the Company's participation in other business entities (joining as a participant, termination of participation, change of size or par value of equity share, change of shares quantity or par value of shares belonging to the Company);

35) taking the decisions on the Company's participation in non-profit organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-profit organizations;

36) taking the decisions on the issues referred to the competencies of general meetings of participants of business entities, in which the Company is a sole participant having the right of vote at general meetings of participants;

37) excluded;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activities, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41)) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competencies of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competencies of the shareholders' general meeting and the Company's executive bodies;

42) preliminary approval of involving outside experts for value received to the audit of the Company's activities conducted by the Auditing committee;

determination of the procedure of payment and other material terms and conditions of participation of outside experts involved for value received to the audit conducted by the Auditing committee;

43) other issues stipulated by Federal law "On joint stock companies" and the Charter."

The issues referred to the competencies of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

Competencies of single and collegial executive bodies of the issuer in accordance with its charter (constitutive documents):

In accordance with article 14 of the issuer's Charter the following issues of the issuer's current activities management are related to the competencies of the Management board:

"14.1. Management board is a collegial executive body organizing the execution of resolutions of shareholders' general meeting and the decisions of the Company's Board of directors.

14.4. The following issues of the management of the Company's current activities are referred to the competencies of the Company's Management board:

1) Elaboration of proposals on basic trends of the Company's activities, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing modifications to the specified documents;

2) Deciding the issues related to the competencies of supreme management bodies of non-profit organizations in which the Company is a single promoter (participant), excluding non-profit organizations in which the supreme management body is formed without the promoter's (participant's) involvement;

3) Defining staff and social policy of the Company;

4) Approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective bargaining contracts and agreements;

5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, excluding the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4 of article 13 of the Charter and also the issues initiated in accordance with the Russian Federation legislation and the Company's Charter with indication of specific dates of their consideration by the Board of directors making it impossible to consider preliminary these issues by the Company's Management board;

Preparation of materials subject to consideration by the committees of the Board of directors;

6) Organizational-technical support of the Company's bodies activities;

7) Defining technical, finance-economic and tariff policy of the Company and regional subsidiaries;

8) Defining accounting policy, control over perfection of the methods of bookkeeping and management accounting, and also over the introduction of accounting of the Company and regional subsidiaries as per international accounting standards;

9) Defining the methods of planning, budgeting and controlling of the Company and regional subsidiaries;

10) Defining the policy of ensuring the security of the Company and regional subsidiaries;

11) Defining the procedure of vesting the property to regional subsidiaries and taking of property settled on regional subsidiaries;

12) Defining quantitative structure and appointment of members of collegial executive bodies of regional subsidiaries, and also early termination of their authority, approval of Provision on a collegial executive body of a regional subsidiary;

13) Preliminary approval of candidates for the posts of deputy heads, chief accountants of regional subsidiaries and representation offices and dismissal of the specified persons from their posts on the Company's initiative;

14) Approval of terms and conditions of contracts (supplementary agreements) concluded with the members of collegial executive bodies of regional subsidiaries, with the deputy heads, chief

accountants of regional subsidiaries and representation offices, and also consideration of issues the decisions on which should be made by the Management board in accordance with the specified contracts;

15) excluded;

16) Analysis of the results of operation of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their operation improvement;

17) Approval of internal documents regulating the issues within the competencies of the Company's Management board, excluding the documents approved by shareholders' general meeting and the Company's Board of directors;

18) Approval (change) of the Company's corporate structure, including the approval of functions of structural subdivisions (excluding the structure and functions of representation offices and structural subdivisions of regional subsidiaries located outside the addresses of regional subsidiaries locations).

14.5. The Company's Management board also has the right to take decisions on other issues of the Company's current activities management on the instructions of the Company's Board of directors, at the suggestions of the committees of the Company's Board of directors and the Company's General Director."

In accordance with article 15 of the Issuer's Charter the competencies of the General Director cover the issues of management of the Issuer's current activities, excluding the issues related to the competencies of the Issuer's General meeting of shareholders, the Board of directors and the Management board:

"15.1. General Director – single executive body carrying out the management of the Company's current activities. General Director is appointed by the Company's Board of directors.

15.2. General Director takes decisions on the issues not referred by the Charter to the competencies of the shareholders' general meeting, of the Board of directors and the Company's Management board.

15.3. General Director carries out the functions of the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to take the decision on early termination of the authority of the Company's General Director and on cancellation of the contract with him/her."

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC VolgaTelecom – the internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors. On September 24, 2004 (minutes № 8), on May 20, 2005 (minutes № 30) and on September 20, 2006 (minutes № 7) the Board of directors introduced modifications into the Code of corporate governance of OJSC VolgaTelecom.

The full text of the issuer's Code is posted in the Internet at:
http://www.vt.ru/?id=3547

Data on modifications introduced into the issuer's charter during the reporting period:
During the reporting period the modifications approved by annual general meeting of shareholders on June 22, 2007 (minutes № 7) were introduced into the issuer's Charter.

Data on availability of internal documents regulating the issuer's bodies activities:

The issuer's internal documents regulating the activities of its bodies:

Provision on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 26, 2003 (Minutes №3) and modifications into the Provision on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders on June 28, 2005 (Minutes № 5), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6), modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7) .

Provision on the Board of directors of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications and amendments to the Provision on the Board of directors of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), on June 28, 2005 (Minutes №5), on June 26, 2006 (Minutes № 6), modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7).

Provision on the Management board of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Provision on the Management board approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4).

Provision on Auditing committee of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Provision on Auditing committee of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).

Data on modifications introduced during the reporting period into internal documents regulating the activities of the issuer's bodies:
During the reporting period modifications were introduced into the issuer's internal documents: "Provision on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom ", "Provision on the Board of directors of OJSC VolgaTelecom"; these modifications were approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7).

Full text of the issuer's current Charter and the internal documents of OJSC VolgaTelecom regulating the activities of the issuer's bodies, and also approved modifications and amendments to them are posted in the Internet at the Company's site at:
http://www.vt.ru/?id=261
http://www.vt.ru/?id=3547

5.2. Information about the persons – members of the issuer's management bodies

Composition of every management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).

The issuer's Board of directors elected by annual general meeting of shareholders on June 22, 2007:

Composition of the issuer's Board of directors:

The Chairman of the Board of directors:

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***
Graduated from North-West corresponding polytechnical institute in 1981;
Business school of Columbia University (New-York city);
Business school of Fuke University of business management

Posts held during the last 5 years:
Period: ***2002 - 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2002 - 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: ***2002 - 2003***
Entity: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2002 - 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2002 - 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***

Entity: *CJSC "Interfax -Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Entity: *OJSC "RTK-Leasing"*
Post: *chairman of the Board of directors*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *General Director*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *chairman of the Management board*

Period: *2004 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *Non-commercial partnership "The center of investigation of telecommunications development problems"*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *adviser to the General Director*

Period: *2004 – 2006*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Telecominvest"*

Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Entity: ***Interregional commercial bank of development of communications and IT (Open Joint Stock Company)***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Southern Telecommunication Company"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC "BaltAvtoPoisk"***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Board of directors:

Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Education: ***higher education***
Graduated from Kuibyshevskyi electro-technical institute of communications in 1974, specialty - telecommunications engineer;
Moscow technical university of communications, postgraduate student – 1978, doctoral candidate – 1992;
Doctor of Engineering Science, professor

Posts held during the last 5 years:
Period: ***2002 – present time***
Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***head of a chair***

Period: ***2002 – present time***
Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***rector***

Period: ***2002 – 2006***
Entity: ***Regional public association "Academy of telecommunications and IT"***
Post: ***president (without pay)***

Period: ***2002 – present time***
Entity: ***the Volga association of engineers "TELEINFO"***
Post: ***Vice-president (without pay***

Period: ***2004 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bilibin Yuri Alexandrovich
Year of birth: ***1971***
Education: ***higher education***
Graduated from St.Petersburg State technical university in 1994, specialty – engineer-thermophysist;
St.Petersburg State technical university, specialty – international economic relations department, economist of international relations

Posts held during the last 5 years:
Period: ***2002 - 2004***
Entity: ***OJSC "Svyazinvest"***
Post: ***assistant to the General Director***

Period: ***2002 - 2004***
Entity: ***OJSC "NWT"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC "Medexpress"***
Post: ***member of Supervisory council***

Period: ***2004 - 2006***

Entity: ***OJSC "RTK-Leasing"***
Post: ***advisor to the General Director***

Period: ***2002 - 2005***
Entity: ***CJSC "North-West Telecombank"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Svyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Magadansvyazinform"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Murmanskelectrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electric communication" of Orel oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Intra-regional commercial Bank of communications and IT development"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***Non-government Pension Fund "Rostelecom-Garantiya"***
Post: ***member of the fund's council***

Period: ***2002 - 2006***
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***CJSC "RTK-Invest"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Svyazinvest-Media"***
Post: ***chairman of the Board of directors***

Period: ***2004 - 2005***
Entity: ***OJSC "Svyazinvest-Media"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC "MobiTel"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***OJSC "Lensvyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electric communication" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Entity: ***CJSC "Registrator-Svyaz"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Entity: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Entity: ***CJSC "Sky Link"***
Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2005 - 2006***
Entity: ***CJSC "Globus-Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 - 2006***

Entity: ***OJSC "Intra-regional commercial Bank of communications and IT development"***
Post: ***member of the Board of directors***

Period: ***2005 - 2006***
Entity: ***OJSC "Intra-regional transit Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 - 2006***
Entity: ***CJSC "Startcom"***
Post: ***member of the Board of directors***

Period: ***2005 - 2006***
Entity: ***CJSC "Russkyi Industrialnyi Bank"***
Post: ***member of the Board of directors***

Period: ***2005 - 2006***
Entity: ***CJSC "TelecomCenter"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC "Rostelecom"***
Post: ***management board member***

Period: ***2006 – 2007***
Entity: ***OJSC "CenterTelecom"***
Post: ***management board member***

Period: ***2006 – present time***
Entity: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***CJSC "Tsentel"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***CJSC "Startcom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Information technologies of communications"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC "RTK-Invest"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "ORK"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***advisor to the General Director***

Period: ***2005 – 2007***
Entity: ***CJSC "PeterStar"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***Non-commercial partnership "Center of investigations of telecommunications development problems"***
Post: ***chairman of the partnership's council***

Period: ***2007 – present time***
Entity: ***CJSC "Baikalvestcom"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***

Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Gavrilenko Anatolyi Anatolievich

Year of birth: ***1972***
Education: ***higher education***
Graduated from Moscow State University after M.Lomonosov in 1995, specialty - economic cybernetics;
Graduated from Moscow State University after M.Lomonosov in 2001, specialty – jurisprudence.

Posts held during the last 5 years:
Period: ***2002 – 2004***
Entity: ***CJSC "Alor Invest"***
Post: ***director of strategic financial budgeting***

Period: ***2004 – present time***
Entity: ***CJSC "Leader"***
Post: ***General Director***

Period: ***2004 – present time***
Entity: ***CJSC "Leader"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***OJSC "Ulyanovsk automobile factory"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***OJSC OMZ (Uralmash-Izhora group)***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Belvnesheconombank"***
Post: ***member of supervisory council***

Period: ***2005 – present time***
Entity: ***OJSC "Moscow heatnetwork company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Moscow city's electric power supply network company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Moscow consolidated electric power supply network company"***
Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC "Management electric power supply company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Mosenergo"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC "Mosenergosbyt"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC JSB "Gazprombank"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***
Graduated from Alma-Ata institute of national economy in 1990, specialty – industry planning

Posts held during the last 5 years:
Period: ***2002 - 2002***
Entity: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electrosvyaz" of Kaluga oblast***
Post: ***chairman of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "UdmurtTelecom"***
Post: ***chairman of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electrosvyaz" of the Republic of Adygei***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director – chief of the sector of Corporate Governance Department***

Period: ***2006 - present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of corporate governance and legal support Department***

Period: ***2002 - present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Entity: ***Non-commercial Partnership "Russian institute of directors"***
Post: ***member of the partnership***

Period: ***2002 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – chairman of the Board of directors' Corporate Governance Committee)

Equity stake in the authorized capital of the issuer: ***0,00122%***
Equity stake of the issuer's ordinary shares: ***0,00082%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***higher education***
Graduated from Omsk institute of engineers of railroad transportation in 1979, specialty - electric engineer of communication routes;
Postgraduate course of Leningrad institute of engineers of railroad transportation in 1986, PhD (engineering), PhD (economics).

Posts held during the last 5 years:
Period: ***2002 – present time***

Entity: ***CJSC "Professional Telecommunications"***
Post: ***General Director***

Period: ***2002 – present time***
Entity: ***CJSC "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***CJSC "RadioTel"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***CJSC "RadioTel"***
Post: ***chairman of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – 2007***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period ***2004 – present time***
Entity: ***OJSC "Tetrasvyaz"***
Post: ***General Director***

Period ***2006 – 2007***
Entity: ***OJSC "Tetrasvyaz"***
Post: ***member of the Board of directors***

Period ***2007 – present time***
Entity: ***OJSC "Tetrasvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Enin Evgenyi Petrovich
Year of birth: ***1958***
Education: ***higher education***
Graduated from Leningrad State University after A.A. Zhdanov in 1985, specialty – political economics.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***OJSC "Bank "Saint-Petersburg"***
Post: ***deputy to the director of commercial department***

Period: ***2002 – 2002***
Entity: ***OJSC "Bank "Saint-Petersburg"***
Post: ***acting deputy to the chairman of the Management board***

Period: ***2002 – 2003***
Entity: ***CJSC "Renaissance – Capital"***
Post: ***deputy to the General Director***

Period: ***2003 – 2004***
Entity: ***Fund "Institute of equity market and management"***
Post: ***General Director***

Period: ***2004 – 2005***
Entity: ***LLC IC "LenMontazhStroi"***
Post: ***deputy to the General Director***

Period: ***2005 – 2006***
Entity: ***CJSC IC "Russian monolit"***
Post: ***General Director***

Period: ***2006 – present time***
Entity: ***Non-Commercial Partnership "Russian institute of Directors"***
Post: ***deputy to the director***

Period: ***2006 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Zhelonkin Vladimir Borisovich
Year of birth: ***1967***
Education: ***higher education***
Graduated from University of knowledge methodology in 1994, specialty – economics and production management.

Posts held during the last 5 years:
Period: ***2002 - 2004***
Entity: ***OJSC TV-radio broadcasting company "Moscow"***
Post: ***General Director***

Period: ***2004 - 2006***
Entity: ***CJSC "International industrial bank"***
Post: ***managing director***

Period: ***2006 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***
Graduated from North-West corresponding polytechnical institute in 1981;
Business school of Columbia University (New-York city);
Business school of Fuke University of business management

Posts held during the last 5 years:
Period: ***2002 - 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2002 - 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: ***2002 - 2003***
Entity: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2002 - 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2002 - 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***CJSC "Interfax –Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Rostelecom"***

Post: *member of the Board of directors*

Period: *2003 - 2003*
Entity: *OJSC "RTK-Leasing"*
Post: *chairman of the Board of directors*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *General Director*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *chairman of the Management board*

Period: *2004 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *Non-commercial partnership "The center of investigation of telecommunications development problems"*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *adviser to the General Director*

Period: *2004 – 2006*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *Interregional commercial bank of development of communications and IT (Open Joint Stock Company)*

Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Southern Telecommunication Company"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC "BaltAvtoPoisk"***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk military academy in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***

Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC NSS***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***
Graduated from Moscow State University after M. Lomonosov in 1986, specialty – jurisprudence.

Posts held during the last 5 years:
Period: ***2002 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***director of legal support department***

Period: ***2006 – 2006***

Entity: ***OJSC "Svyazinvest"***
Post: ***executive director – director of legal support department***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***executive director – director of corporate governance and legal support Department***

Period: ***2002 – 2002***
Entity: ***OJSC "Khantymansiyskokrtelecom"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Entity: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2003 – 2006***
Entity: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Period: ***2004 – 2005***
Entity: ***LLC "Southern-Ural cellular phone"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2005 – 2006***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC "Information technologies of communications"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***
Graduated from Moscow State University after M. Lomonosov in 1992, specialty – mathematician.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***SRO NAUFOR***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Entity: ***Association for the investors' rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***2002 – 2002***
Entity: ***SRO NAUFOR***
Post: ***director of NAUFOR consulting center***

Period: ***2002 - 2002***
Entity: ***OJSC "Novgorodtelecom"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***

Entity: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Entity: ***Association for the investors' rights protection***
Post: ***deputy to the executive director***

Period: ***2002 – 2003***
Entity: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Entity: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Entity: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***OJSC "System Operator-Central Dispatch Control of Unified Energy System"***
Post: ***member of the auditing committee***

Period: ***2002 – 2003***
Entity: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Entity: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Federal Network Company of Unified Energy System"***
Post: ***member of the auditing committee***

Period: ***2003 – 2005***
Entity: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finance sector***

Period: ***2006 – 2006***
Entity: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finance department***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Corporate Governance Committee)

Period: ***2004 – 2005***
Entity: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Period: ***2004 – 2007***
Entity: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***LLC Deutsche Bank***
Post: ***executive director of corporate finance department***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Single executive body and also the members of the issuer's collegial executive body:

Members of the issuer's collegial executive body – the Management board:

The Chairman of the Management board:

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Graduated from Novocherkassk military academy in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC NSS***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Management board:

Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Education: ***higher education***
Graduated from All-Russia corresponding finance-economic institute in 1996, specialty – finance and credit;
Nizhny Novgorod branch of state university – Higher School of Economics, professional training in "HR management" in 2003;
Nizhny Novgorod state university after N.I.Lobachevskyi, extended education, MBA qualification in 2004.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***LLC "Avtozvuk"***
Post: ***deputy to the director for personnel management***

Period: ***2002 – 2003***
Entity: ***CJSC "Sormovskaya confectionery plant"***
Post: ***chief of the sector for personnel management and staff training***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***chief of the sector for assessment and development of personnel of the Department of human resources management of the General directorate,***
Director of the Department of human resources management of the General directorate

Period: ***2005 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***acting deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – personnel director***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***
Graduated from Mordovia state university after N.P.Ogarev in 1980, specialty – industrial and civil construction.

Posts held during the last 5 years:
Period: ***2002 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2002 – 2002***
Entity: ***OJSC "Svyazinform" of Chuvash Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC "Svyazinform" of Mordovia Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director for capital construction***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for capital construction***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ershov Oleg Vladimirovich
Year of birth: ***1977***
Education: ***higher education***
Graduated from Nizhny Novgorod commercial institute in 1999, specialty – commerce.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chief of marketing sector***

Period: ***2002 – 2003***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***marketing director***

Period: ***2003 – 2005***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***commercial director***

Period: ***2003 – 2006***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Management board***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – commercial director***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2006 – 2007***

Entity: ***CJSC RTCOM***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC RTCOM***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Saratov Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Penza Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Chuvashia Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ketkov Alexander Yulievich
Year of birth: ***1972***

Education: ***higher education***

Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1994, specialty – applied mathematics.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director***

Period: ***2002 – 2004***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director in the Volga Federal district***

Period: ***2004 – 2005***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district) of a group of advisers of the back office of the General Director***

Period: ***2005 – 2006***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district)***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – technical director***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2006 – 2007***
Entity: ***CJSC Transsvyaz***
Post: ***chairman of Supervisory council***

Period: ***2007 – present time.***
Entity: ***CJSC Saratov Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Penza Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Chuvashia Mobile***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***

Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kostin Denis Borisovich
Year of birth: ***1969***
Education: ***higher education***
Graduated from Moscow State Institute for International Relations of the USSR Ministry of Foreign Affairs in 1991, specialty – international economic relations;
London Business School, MBA, specialty – Advanced Corporate Finance, LBOs and Private Equity, in 2001;
HEC School of Management, MBA, specialty – Investment Banking, Business Strategy, in 2002.

Posts held during the last 5 years:
Period: ***2006 – 2006***
Entity: ***Limited Liability Company "FinanceInterTrade", Moscow***
Post: ***chief of sector of direct investments***

Period: ***2006 – 2007***
Entity: ***CJSC "INCOR", Moscow***
Post: ***internal auditor***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for corporate development of General directorate Management***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2007 – present time***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC RTCOM***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Saratov Mobile***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Penza Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Chuvashia Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Rostelegraph***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Samara-Telecom***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Graduated from Novocherkassk military academy in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC NSS***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***
Graduated from Saratov state technical university in 1995, specialty - automation and control in engineering systems;
Professional training at the department of academic training programs of the Academy of National Economy with the RF Government in MBA program, in 2003.

Posts held during the last 5 years:
Period: ***2002 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***General Director***

Period: ***2003 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Management board***

Period: ***2003 – present time***
Entity: ***CJSC Orenburg GSM***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC Ulyanovsk GSM***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2003 –2005***

Entity: ***OJSC TATINCOM – T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC TATINCOM – T***
Post: ***chairman of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC Saratov Mobile***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2004 – 2004***
Entity: ***LLC Udmurtskie cellular networks - 450***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director for mobile communication***

Period: ***2005 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company (pluralistically)***

Period: ***2004 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2005 – present time***
Entity: ***CJSC RTCOM***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***CJSC Narodnyi telephone Saratov***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***CJSC Narodnyi telephone Saratov***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Penza Mobile***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***
Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1995, specialty – economics and management of scientific investigations and design;
Refresher courses in "Taxes and taxation" with Nizhny Novgorod Territorial Institute of professional accountants and auditors of Russia in 2006.

Posts held during the last 5 years:
Period: ***2002 - 2002***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Entity: ***OJSC VolgaTelecom***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***Chief accountant of the General directorate***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ul'yanov Vladimir Vasilievich
Year of birth: ***1951***
Education: ***higher education***
Graduated from factory – higher technical college with Karaganda steel plant in 1973, specialty - forming operation.

Posts held during the last 5 years:
Period: ***2001 -2006***
Entity: ***military unit № 10281***
Post: ***man-at-arms***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for security***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – director for security and secrecy order***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk military academy in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC NSS***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: *2005 – present time*
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: *2005 – present time*
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the issuer's Board of directors members:
Wages (RUR): ***0***
Bonus (RUR): ***0***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***0***
Other property provisions (RUR): ***0***
Including:
Remuneration: ***24 997 024***
Other payments: ***0***
Total (RUR): ***24 997 024***

The remuneration of the members of the Board of directors for 2006 in accordance with the Provision on the Board of directors amounts to RUR 24 997 024. Member of the Board of directors – Omelchenko S.V. is a staff member of OJSC VolgaTelecom and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.
Not paid out remuneration for 2006 amounts to RUR 3 702 715.

At 30.06.2007 this amount was not called in by beneficiaries.

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of Corporate Governance Committee with the issuer's Board of directors:

The remuneration to the members of Corporate Governance Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 750 000.

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of Strategic Development Committee with the issuer's Board of directors:

The remuneration to the members of Strategic Development Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 702 717. Not paid out remuneration for 2006 amounts to RUR 66 521.
At 31.06.2007 this amount was not called in by beneficiaries.

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of Staff and Rewards Committee with the issuer's Board of directors:

The remuneration to the members of Staff and Rewards Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 542 717.

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of the Committee for audit with the issuer's Board of directors:

The remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 436 196.

The amount of income of all members of the Board of directors for 2006: ***RUR 27 428 654***
Remuneration not paid out by the issuer to the Board of directors' members for 2006 fiscal year: ***RUR 3 769 236***

Information about arrangements as regards such payments in current fiscal year (for Q 1-2007 and Q 2-2007):

Members of the Company's Board of directors during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.

Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is reduced by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified composition of the Board of directors.

Annual general meeting of shareholders of OJSC VolgaTelecom held on June 26, 2006 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and the following resolution was passed:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- in the amount of 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;

- in the amount of 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment at year 2006-end."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of RUR 40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs realized by the Company.

Information about arrangements as regards such payments in current fiscal year (for Q 3-2007 and Q 4-2007):

Members of the Company's Board of directors during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.

Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is reduced by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

If during the quarter the personal composition of the Board of directors was changed and/or the conditions of execution of functions of the Board of directors' member were changed (paid work/unpaid work), the remuneration is charged and paid proportionally to the time during which the Board of directors' member executed his/her functions for a fee.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration of a member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of item 7.4 of article 7 of "Provision on the Company's board of directors" divided by the number of persons elected to the Board of directors.

If during the period since the time of election of the Board of directors by annual general meeting of shareholders till the next annual general meeting of shareholders there occurred the change of personal composition of the Board of directors and/or the conditions of execution of functions of the Board of directors' member were changed (paid work/unpaid work), the remuneration is charged and paid proportionally to the time during which the Board of directors' member executed his/her functions for a fee.

Annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders' general meeting and are applicable for determination of remuneration size to the persons executing the functions of the Board of directors' members till the next annual general meeting of shareholders.

Annual general meeting of shareholders of OJSC VolgaTelecom held on June 22, 2007 considered the issue of determining the size of remuneration to the issuer's Board of directors members and the following resolution was passed:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;

- 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2007."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.

The Board of directors' members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors' committees members, in the amount of RUR 40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs realized by the Company.

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the issuer's Management board members:

Wages (RUR): ***9 053 013***
Bonus (RUR): ***16 609 813***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***6 370 698***
Other property provisions (RUR): ***3 473 387***
Remuneration: ***4 891 304***
Other payments: ***0***
Total (RUR): ***40 398 215***

Remuneration to the members of the Management board for 2006 in accordance with the Provision on Management board amounts to RUR 4 891 304. Member of the Management board of OJSV VolgaTelecom – Omelchenko S.V. is a member of the issuer's Board of directors. His

remuneration as a member of the Board of directors is reflected in outpayments to the Board of directors' members.

The amount of income of all members of the Management board for 2006: ***RUR 40 398 215***

Information about existing arrangements as regards such payments in current fiscal year (2007):

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the decision of the Company's Board of directors in accordance with the Provision on remuneration of OJSC VolgaTelecom Management board members, the new wording of the specified Provision being approved by the Board of directors on December 22, 2006 (minutes № 14).

The Management board members are entitled to participate in option programs realized by the Company.

5.4. Data on the structure and competencies of the bodies controlling the issuer's financial-economic activities

Full description of the structure of the bodies controlling the issuer's financial-economic activities and their competencies in accordance with the issuer's charter (constitutive documents):

In accordance with article 17 of OJSC VolgaTelecom Charter the control over the Company's financial-economic activities is carried out by the following control authorities:

Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders);

Structural subdivision - Department of internal audit performing the functions of internal control;

And also an independent auditor is involved.

"The competencies of the Auditing committee comprise:

- Verification of reliability of the data contained in reports and other financial documents of the Company;

- Revealing the facts of violation of procedures of bookkeeping and presenting the financial reporting established by legal acts of the Russian Federation;

- Verification of compliance with legal regulations during calculation and payment of taxes;

- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activities;

- Estimate of expediency of financial and economic operations of the Company.

17.2.3. Audit of financial and economic activities of the Company by the Auditing committee is carried out based on the results of the Company's activities for a year.

Audit of financial and economic activities of the Company is carried out also at any time:

On the initiative of the Auditing committee of the Company;

By the resolution of general meeting of shareholders of the Company;

By the decision of the Board of directors of the Company;

Upon the requisition of a shareholder (shareholders) of the Company possessing in aggregate at least 10% of the Company's voting shares on all the issues of the competencies of the general meeting of shareholders as of the date of the requisition submitting.

17.2.4. Upon the requisition of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activities of the Company.

17.2.5. The procedure of activities of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural sub-division is established in the Company, independent of the Company's executive bodies. Its activities are supervised directly by the Board of directors of the Company.
The functions of the specified structural sub-division, the due procedure of its activities, the procedure of appointment of the employees, requirements to them are defined by an internal document approved by the Company's Board of directors.

17.4. To audit and verify the accuracy of annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.

17.4.1. An auditor conducts auditing of financial and economic activities of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with it.

17.4.2. General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services are approved by the Company's Board of directors.

17.4.3. Audit of the Company's activities should be conducted at any time upon the requisition of shareholders with cumulative share in the authorized capital of 10% or more. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized person. If the request is signed by the authorized person, the document confirming his/her power of attorney should be also enclosed."

The Department of internal audit is the Company's structural sub-division performing the functions of internal audit.
Internal audit means the activities of preventive and further control of the Company's lines of business; these activities are organized by the Company in the interests of management bodies and are governed by internal documents.
The main objective of the Department of internal audit is to assist to the Company's management bodies to achieve the Company's set goals, to ensure its effective operation using systematic and consistent approach to assessment of efficiency of internal control systems, risk management and corporate governance; to achieve transparency of the Company's economics for shareholders.
The Department of internal audit interacts with the Committee for audit with the Company's Board of directors and with the Company's Auditing committee, and namely:
- On a quarterly basis it provides progress report to the Committee for audit with the Company's Board of directors;
- It notifies the members of the Committee for audit, the Auditing committee members of inspection reports and recommendations for elimination of identified weak points and violations.
The employees of the Company's Department of internal audit take part in audits conducted by the Company's Auditing committee as involved experts and also as members of auditing committees of subsidiary and associated companies.

The Company's regional subsidiaries established special structural sib-divisions performing the functions of internal control – the services of internal audit. The employees of the services of internal audit of the Company's regional subsidiaries take part in audits conducted by the Auditing committee and by the Company's Department of internal audit as involved experts and also as members of auditing committees of subsidiary and associated companies.

Information about the issuer's internal document laying down the rules on preventing the insider dealings:
The Company's Board of directors by its decision (minutes № 35 of 27.06.2005) approved the Provision on the procedure of using the information on OJSC VolgaTelecom activities, on its securities and transactions with them; the information is not public information and its misuse or disclosure is capable to affect materially the market value of OJSC VolgaTelecom securities.

The full text of the effective wording of the internal document laying down the rules on preventing the insider dealings is posted at the Company's web-site in the Internet at: http://www.vt.ru/?id=3547

5.5. Information about the persons – members of bodies controlling the issuer's financial-economic activities

The members of the Company's Auditing committee

The Auditing committee consists of 5 persons:

Arzhannikova Lyudmila Alexandrovna
Year of birth: ***1960***
Education: ***higher education***
Graduated from Moscow electrotechnical institute of communications in 1983, specialty – engineer of electric communications.

Posts held during the last 5 years:
Period: ***2002 - 2005***
Entity: ***OJSC "Svyazinvest"***
Post: ***main specialist of electric communications department***

Period: ***2005 - 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief of development sector of electric communications department***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***head of group of strategic development department***

Period: ***2002 - 2003***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Auditing committee***

Period: ***2004 - 2006***
Entity: ***CJSC "Telecom" of Ryazan oblast***
Post: ***member of the Board of directors***

Period: ***2005 – present time***

Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Entity: ***CJSC "Kurganskyi Sotovyi Telephone"***
Post: ***member of the Auditing committee***

Period: ***2005 - 2006***
Entity: ***OJSC "Sibirtelecom"***
Post: ***management board member***

Period: ***2005 - 2006***
Entity: ***CJSC "AKOS"***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Konkova Elena Olegovna
Year of birth: ***1978***
Education: ***higher education***
Graduated from Russian State Humanitarian University, Moscow, in 2003, specialty – lawyer.

Posts held during the last 5 years:
Period: ***2001 - 2006***
Entity: ***Audit company "Universe-Audit"***
Post: ***auditor***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***main specialist of internal audit Department***

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Koroleva Olga Grigorievna
Year of birth: ***1950***
Education: ***higher education***
Graduated from Tomsk State University in 1972, specialty – industry planning;
Postgraduate course of All-Union corresponding financial and economic institute in 1985.

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***head of the sector of methodology of the department of accountancy***

Period: ***2003 – 2005***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to chief accountant***

Period: ***2005 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Entity: ***CJSC "Vladimirteleservice"***
Post: ***member of the Auditing committee***

Period: ***2003 – 2004***
Entity: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Auditing committee***

Period: *2005 – 2006*
Entity: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Auditing committee***

Period: *2005 – 2006*
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***
Period: *2005 – 2007*
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: *2005 – 2006*
Entity: ***CJSC "MC NTT"***
Post: ***chairman of the Auditing committee***

Period: *2005 – 2006*
Entity: ***OJSC "Aerocom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***CJSC "Baikalvestcom"***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***

Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Feoktistova Nataliya Vadimovna
Year of birth: ***1966***
Education: ***higher education***
Graduated from All-Union law corresponding institute in 1990, specialty – lawyer.

Posts held during the last 5 years:
Period: ***2002 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***top specialist, main specialist, chief of sector of relations with associated companies of corporate governance and legal support Department***

Period: ***2007 – present time***
Entity: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Auditing committee***

Period: ***2005 - 2007***
Entity: ***OJSC "Uralsvyazinform"***

Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Entity: ***CJSC "Mobitel"***
Post: ***internal auditor***

Period: ***2005 - 2005***
Entity: ***OJSC "Information technologies"***
Post: ***member of the Board of directors***

Period: ***2004 - 2006***
Entity: ***OJSC "JSC "Mobiltelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Kirovelectrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Chernikova Tamara Alexeevna
Year of birth: ***1959***
Education: ***higher education***
Graduated from Voronezh state university, physics department, in 1982;
Voronezh state university, economics department, in 1996.

Posts held during the last 5 years:

Period: ***2002 - 2003***
Entity: ***branch of MENATEP St.Petersburg Bank in Voronezh city***
Post: ***senior expert in securities***

Period: ***2003 - 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief of sector of securities and debt securities of finance Department***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief of sector of borrowed capital management of the Department of economics and finance***

Period: ***2004 – present time***
Entity: ***OJSC "Central telegraph"***
Post: ***member of the Auditing committee***

Period: ***2005 - 2006***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "Baikalvestcom"***
Post: ***member of the Auditing committee***

Period: ***2006 - 2006***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

As of 30.06.2007 the Department of internal audit with the General Directorate of OJSC VolgaTelecom consists of 6 persons:

Zuikina Tatiana Victorovna
Year of birth: ***1957***
Education: ***higher education***
Graduated from Rostov-on-Don Institute of national economy, finance-economic department, in 1982;
Fellow applicant of Tomsk state university, school of economics in 2003.

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***Municipal enterprise "Tomskvodokanal"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Entity: ***Municipal unitary enterprise "Vodokanal", Nizhny Novgorod city***
Post: ***chief accountant***

Period: ***2004 – 2004***
Entity: ***Ministry of fuel and energy, municipal housing economy department***
Post: ***deputy to the sector's head***

Period: ***2004 – 2005***
Entity: ***OJSC Istra's road-building department***
Post: ***deputy to the director for economics***

Period: ***2005 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the director of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***director of the Department of internal audit***

Period: ***2006 - 2007***
Entity: ***LLC "VYATKASVYAZSERVICE"***
Post: ***member of the Auditing committee***

Period: ***2006 - 2007***
Entity: ***CJSC "Commercial Bank "C-Bank"***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***

Entity: ***OJSC TATINCOM-T***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1991, specialty - engineer-economist.

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist in taxes***

Period: ***2003 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of internal control methodology sector of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***OJSC Information commercial networks "Omrix"***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC Information commercial networks "Omrix"***
Post: ***member of the Auditing committee***

Period: *2007 – present time*
Entity: ***CJSC Orenburg-GSM***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, department of computing mathematics and cybernetics in 1993, specialty – applied mathematics, qualification – mathematician;
Nizhny Novgorod State University after N.I.Lobachevskyi, finance department, master course in 2005, qualification – master of management.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: ***2002 – 2003***
Entity: ***LLC "Nizhegorodgazaudit"***
Post: ***assistant to an auditor***

Period: ***2003 – 2004***
Entity: ***LLC "Audit Company "Yumita"***
Post: ***chief accountant***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the Department of internal audit***

Period: *2006 – 2006*
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of the sector of internal control of the Department of internal audit***

Period: *2006 – 2006*
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: *2006 – 2006*
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of the sector of internal control of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***CJSC Nizhegorodteleservice***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***CJSC Saratov-Mobile***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***LLC NIZHEGORODSKYI TELESERVICE***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nedelina Elena Venediktovna

Year of birth: ***1968***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1990, specialty – organization of mechanized processing of economic information, engineer-economist.

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Municipal Enterprise "Vodokanal"***
Post: ***leading accountant for asset accounting***

Period: ***2002 - 2005***
Entity: ***Municipal Enterprise "Vodokanalsbyt"***
Post: ***deputy to chief accountant, chief accountant***

Period: ***2005 – 2006***
Entity: ***Municipal Enterprise "Vodokanal"***
Post: ***chief accountant***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of the sector of internal control of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***head of the sector of internal control of the Department of internal audit***

Period: ***2006 - 2007***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Nizhegorodteleservice***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Transsvyaz***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Ulyanovsk-GSM***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***

Entity: ***CJSC "NCTC "COMSET"***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nikulenkova Yuliya Yurievna
Year of birth: ***1971***
Education: ***higher education***
Graduated from Gorky institute of engineers of water transportation in 1993, specialty - accountant-economist.

Posts held during the last 5 years:
Period: ***2002 – 2006***
Entity: ***administration of judicial department in Nizhny Novgorod oblast***
Post: ***deputy to the head of financial-economic sector***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of internal control methodology sector of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of internal control methodology sector of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist of internal control methodology sector of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of internal control methodology sector of the Department of internal audit***

Period: *2007 – present time*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC Transsvyaz*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Shvetsova Galina Anatolievna
Year of birth: ***1957***
Education: ***higher education***
Graduated from Gorky polytechnical institute after A.A.Zhdanov in 1980, specialty - process engineer;
Moscow finance-economic institute in 1998, specialty – accountant-auditor.

Posts held during the last 5 years:
Period: ***2002 - 2005***
Entity: ***LLC "Audit-economika"***
Post: ***auditor***

Period: ***2005 – 05.2007***
Entity: ***OJSC "Russian Railroad"***
Post: ***internal auditor in chief***

Period: ***05.2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of internal control methodology sector of the Department of internal audit***

Equity stake in the authorized capital of the issuer: ***0,00012%***
Equity stake of the issuer's ordinary shares: ***0,00016%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activities

Information about the size of remuneration, perquisites and/or reimbursement of expenses to the bodies controlling the issuer's financial-economic activities for 2006:

Wages (RUR): ***1 344 421***
Bonus (RUR): ***853 500***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***0***
Other property provisions (RUR): ***0***
Remuneration (RUR): ***2 880 495***
Other payments (RUR): ***1 270 405***
Total (RUR): ***6 348 821***

The amount of income of all the members of the Auditing committee for 2006: RUR 2 880 495.
The payments to the members of the Auditing committee in 2006 consist of remuneration defined in accordance with the Provision on the Auditing committee.

Information about existing arrangements in regard to such payments in current fiscal year (2007):

For the Auditing committee operation (including for holding sessions of the Auditing committee and for the time of conducting audits) the issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's activities.

The Auditing committee at the expense of the issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee activities.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their duties execution are paid quarterly remuneration in the amount of RUR 150 000 to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred or some of its members left it as per the procedure stipulated by item 8 of the Provision (Provision on the Auditing committee of OJSC VolgaTelecom), is paid prorate to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control for 2006: ***RUR 3 468 326.***

The income of the Department of internal audit and control employees consists of income of OJSC VolgaTelecom staff employees including wages in the amount of RUR 1 344 421 in accordance with staffing table, bonus in the amount of RUR 853 500 and other income from the issuer in the amount of RUR 1 270 405.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The issuer's staff on the payroll is indicated, including workers (employees) in the issuer's regional subsidiaries and representation offices, and also the size of wages and benefits-related deductions:

Indicator's description	Reporting period Q 2-2007
Staff on the payroll, men	***36 873***
The share of the issuer's employees having higher professional education, %	***30,3****
The amount of monetary funds allocated for labor remuneration, RUR thousand	***1552 548,6***
The amount of monetary funds allocated to social welfare, RUR thousand	***35 575,5***
Total amount of spent monetary funds, RUR thousand	***1 588 124,1***

* the data are provided for 6 months

The Company consistently optimizes the headcount. As a result of arrangements in Q 2-2007 the average headcount reduced by 15,7%vs. the past year and amounted to 42595 men. In quarter 1 of 2007 the headcount reduced by 15,8% vs. the relevant period of the past year. The main arrangements of headcount optimization are:

- ***improvement of corporate structure,***
- ***improvement of labor organization and labor rate setting,***
- ***implementation of new equipment and modern technologies,***

- conclusion of service contracts with outside agencies.

Mega-Regional trade union of OJSC VolgaTelecom was established in the Company. The trade union is consistently carrying out the activities to maintain in the Company productive psychosocial climate, to develop creativity to labor, to involve the employees to systematic sport activities.

5.8. Data on any obligations of the issuer to the employees (workers) related to their capabilities to participate in the issuer's authorized (reserve) capital (share fund)

The issuer's obligations relating to the capability of the issuer's employees (workers) to participate in its authorized capital:

The issuer has no obligations to the employees (workers) related to their capability to participate in the issuer's authorized capital.

Information about granting or possibility of granting of the issuer's options to the issuer's employees (workers): ***The issuer did not float options.***

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of persons registered in the issuer's shareholders register as of the end date of the reporting quarter: ***26 446***

Total number of the nominee holders of the issuer's shares: ***23***

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the authorized (reserve) capital (share fund) or at least 20% of their common stock

The structure of the issuer's shareholders possessing at least 5% of its authorized capital or at least 5% of the issuer's ordinary shares.

1. Full and abbreviated brand names:

Open Joint Stock Company "Investment company of communication"

OJSC "Svyazinvest"

Location: ***Building 2, Pluyshchikha street 55, Moscow, 119121***

Taxpayer Identification Number: ***7710158355***

The size of the issuer's participant (shareholder) equity stake in the issuer's authorized capital: ***38,0035%***

The share of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
The Russian Federation represented by Federal agency for federal property management Ros.imushchestvo
Location: ***Nikolskyi pereulok 9, Moscow, 103685***
Taxpayer Identification Number: ***7710542402***
Size of share in the authorized capital of the issuer's shareholder (participant): ***75%-1 share***
Size of share of ordinary stock with the issuer's shareholder (participant): ***75%-1 share***
Size of equity stake in the issuer's authorized capital: ***none***
Size of share of the issuer's ordinary stock: ***none***

1.2. Full and abbreviated brand names:
Open Joint Stock Company "COMSTAR. United TeleSystems"
Location: ***Building 2, Smolenskaya Sennaya ploshchad 27, Moscow, 119121***
Taxpayer Identification Number: ***7740000069***
Size of share in the authorized capital of the issuer's shareholder (participant):
17,31%+1 share
Size of share of ordinary stock with the issuer's shareholder (participant):
17,31%+1 share
Size of equity stake in the issuer's authorized capital: ***none***
Size of share of the issuer's ordinary stock: ***none***

1.3. Full and abbreviated brand names:
MGTS FINANCE S.A. SOCIETE ANONYME
Location: ***L-2453, Luxemburg 5, RUE EUGENE RUPPERT***
Taxpayer Identification Number: ***no data***
Size of share in the authorized capital of the issuer's shareholder (participant): ***7,69%***
Size of share of ordinary stock with the issuer's shareholder (participant): ***7,69%***
Size of equity stake in the issuer's authorized capital: ***none***
Size of share of the issuer's ordinary stock: ***none***

2. Full and abbreviated brand names:
(client of nominee holder "ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY))
JPMORGAN CHASE BANK N.A.
Location: ***1111 Polaris Park way, Columbus, Ohio 43240-2050, USA***
Taxpayer Identification Number: ***no data***
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: ***9,9581%***
Size of share of the issuer's ordinary stock: ***13,2772%***

3. Full and abbreviated brand names:
(client of nominee holder "ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY))
Lindsell Enterprises Limited
LINDSELL ENTERPRISES LIMITED
Location: ***2-4 Arch. Makariou Avenue, Capital Center, 9th floor, 1505, Nicosia, Cyprus***

Taxpayer Identification Number: ***no data***
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: ***5,8348%***
Size of share of the issuer's ordinary stock: ***none***

4. Full and abbreviated brand names:
(client of nominee holder CJSC "DCC")
Closed Joint Stock Company "Leader" (the company of pension fund assets management) Trust Management Non-Government Pension Fund Gazfond
Location: ***Simferopolskyi boulevard 13, Moscow, 117556***
Taxpayer Identification Number: ***5018026672***
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: ***3,9800%***
Size of share of the issuer's ordinary stock: ***5,3066%***

- Nominee holders in favor of which the issuer's shares amounting to at least 5% of the issuer's authorized capital or at least 5% of the issuer's ordinary stock are registered in the issuer's shareholders register:

5. Full and abbreviated brand names:
(nominee holder)
"ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY)
"ING BANK (Eurasia) ZAO"
Location: ***Krasnoproletarskaya street 36, Moscow, 127473***
Contact phone: ***(495) 755-54 00***
Fax: ***(495) 755-54 99***
E-mail: **mail@ibimos.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03870-010000 of 13.12.2000 – dealer activities; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03809-100000 of 13.12.2000 – brokerage activities; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03728-000100 of 07.12.2000 – depositary activities; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***46 352 913 shares***

6. Full and abbreviated brand names:
(nominee holder)
Closed Joint Stock Company "Depositary – Clearing Company"
CJSC "DCC"
Location: ***Structure Б, Shabolovka street 31, Moscow, 115162***
Contact phone: ***(495) 956-09 99; 411-83 38***
Fax: ***(495) 232-68 04; 411-83 37***
E-mail: **dcc@dcc.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-06236-000100 of 09.10.2002 – depositary activities; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-06229-000010 of 07.10.2002 – clearing activities; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***27 653 564 shares***

7. Full and abbreviated brand names:
(nominee holder)
Non-commercial partnership "National depositary center"
NDC
Location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***
Contact phone: ***(495) 223- 63- 92***
Fax: ***(495) 956- 09- 38***
E-mail: **info@ndc.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177- 03431- 000100 of 04.12.2000 – depositary activities; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177- 03437- 000010 of 04.12.2000 – clearing activities; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***16 066 359 shares***

6.3. Data on equity stake of the state or municipal formation in the issuer's authorized (reserve) capital (share fund), availability of special right ("golden share")

The share of the issuer's authorized capital being in state *(RF subjects)* property: ***0,0000015%***
Full brand name: ***State unitary enterprise of Nizhny Novgorod oblast – Regional agency of investments promotion***
Location: ***Sovnarkomovskaya street 13, Nizhny Novgorod city, 603086***

Availability of special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share"):
Special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share") is not stipulated.

6.4. Data on limitations for equity participation in the issuer's authorized (reserve) capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total par value, and/or of maximum number of votes granted to one shareholder.

According to the Russian Federation legislation or to other regulations of the Russian Federation there are no limitations of equity stake of foreign persons in the issuer's authorized capital.

There are no other limitations related to equity participation in the issuer's authorized capital.

6.5. Data on changes in composition and equity stake of the issuer's stockholders (participants) possessing at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock

Composition of the issuer's shareholders (participants) who possessed at least 5% of the issuer's authorized capital or at least 5% of the issuer's ordinary stock defined as of the date of the list of persons who had the right to participate in every general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter as per the list of persons who had the right to participate in every of such meeting.

On June 25, 2001 annual general meeting of shareholders of OJSC Svyazinform of Nizhny Novgorod oblast (OJSC Nizhegorodsvyazinform) took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank	18,5%	21,2%

	Credit Swiss First Boston AO" – nominee holder : RED HAND INVESTMENTS LIMITED		
		8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	5,0%	1,6%
4.	ING BANK (EURASIA) ZAO – ING DEPOSITARY – nominee holder:	9,0%	12,0%
	- The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 extraordinary general meeting of shareholders of OJSC Svyazinform of Nizhny Novgorod oblast (OJSC Nizhegorodsvyazinform) took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – September 10, 2001.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	21,0%
	nominee holder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) ZAO – ING DEPOSITARY –	9,0%	12,0%
	nominee holder: The Bank of New York International Nominees	9,0%	12,0%

On June 28, 2002 annual general meeting of shareholders of OJSC Svyazinform of Nizhny Novgorod oblast (OJSC Nizhegorodsvyazinform) took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's	Share of the Company's ordinary

		authorized capital, %	stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	10,1%	13,0%
	- "JPMORGAN CHASE BANK"	8,4%	11,1%
3.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee holder:	18,8%	21,0%
	– RED HAND INVESTMENTS LIMITED	8,4%	11,2%
4.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	8,9%	8,1%

<u>On February 12, 2003</u> extraordinary general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2002.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	9,7%	7,0%
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder	15,0%	15,9%

<u>On March 26, 2003</u> joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's	Share of the Company's ordinary

		authorized capital, %	stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	10,0%	7,3%
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder	14,8%	15,6%

<u>On June 27, 2003</u> annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	9,9%	6,6%
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	18,4%	18,8%
	- "JPMORGAN CHASE BANK"	5,3%	7,1%

<u>On June 22, 2004</u> annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of	38,0%	50,7%

	communication" (OJSC "Svyazinvest")		
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder**	**8,9%**	**5,4%**
3.	**"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:**	**17,3%**	**19,8%**
	- "JPMORGAN CHASE BANK"	**9,1%**	**12,2%**

<u>On June 28, 2005</u> annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 10, 2005.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's authorized capital, %**	**Share of the Company's ordinary stock, %**
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0%**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder**	**8,3%**	**5,1%**
3.	**"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:**	**18,9%**	**22,3%**
	- "JP MORGAN CHASE BANK N.A."	**11,5%**	**15,3%**
4.	**Lindsell Enterprises Limited**	**6,2%**	**1,2%**

<u>On June 26, 2006</u> annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 7, 2006.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's authorized capital, %**	**Share of the Company's ordinary stock, %**

1.	Open Joint Stock Company "Investment company of communication", (OJSC "Svyazinvest")	38,0%	50,7%
2.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	25,5%	21,9%
	- "JPMORGAN CHASE BANK N.A."	12,3%	16,3%
	- "Lindsell Enterprises Limited"	5,8%	0,002%
3.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	11,9%	7,9%

***On June 22, 2007** annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2007.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication", (OJSC "Svyazinvest")	38,0%	50,7%
2.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	23,2%	19,1%
	- "JPMORGAN CHASE BANK N.A."	9,9%	13,3%
	- "Lindsell Enterprises Limited"	5,8%	0,00%
3.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	15,3%	11,7%
	- CJSC "Leader" (the company of pension fund assets management) Trust Management Non-Government Pension Fund Gazfond	3,9%	5,3%

4.	**Non-commercial partnership "National depositary center" (NDC) – nominee holder**	**6,5%**	**5,8%**

6.6. Data on related party transactions made by the issuer

Total quantity and the total amount in money terms of made transactions, recognized as related party transactions in accordance with RF legislation, and requiring their approval by the issuer's authorized management body, at the reporting quarter end:

	Q 2-2007	
	Quantity / RUR (inclusive of VAT)	***Quantity / US$***
Total quantity and the total amount in money terms of related party transactions which were made by the issuer in the reporting period and which required their approval by the issuer's authorized management body.	***19 / 1 279 079 190,12***	***Were not made***
Total:	***19***	
Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which were approved by the issuer's shareholders general meeting.	***Were not made***	***Were not made***
Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which were approved by the issuer's Board of directors.	***19 / 1 279 079 190,12***	***Were not made***
Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which required their approval, but were not approved by the issuer's authorized management body, quantity/RUR	***Were not made***	***Were not made***

The issuer did not make related party transactions (groups of interrelated transactions) the price of each is 5 and more percent of the issuer's balance-sheet assets defined by the data of its

accounting statement as of the last reporting date prior to the conclusion of the transaction made by the issuer during the reporting quarter.

6.7. Data on the size of the accounts receivable

Information about the total amount of the issuer's accounts receivable with indication of the total amount of overdue accounts receivable for the last accomplished reporting period:

Indicator's description	Q 2-2006	Q 2-2007
Accounts receivable, total (lines 230, 240 of form №1), RUR thousand	*2 727 484*	*2 877 876*
Overdue accounts receivable, RUR thousand	*0*	*0*
Allowance for doubtful accounts, RUR thousand	*1 072 263*	*747 731*

The structure of the issuer's accounts receivable with indication of the date of obligations performance for the last accomplished reporting period (RUR thousand):

At 30.06.2007.

Accounts receivable description	Payment occurrence date	
	Less than 1 year	More than 1 year
Accounts receivable of buyers and customers, RUR thousand	*2 172 202*	*739*
including overdue, RUR thousand	–	*X*
Accounts receivable by bills receivable, RUR thousand	–	–
including overdue, RUR thousand	–	*X*
Accounts receivable of participants (founders) related to the contributions to the authorized capital, RUR thousand	–	–
including overdue, RUR thousand	–	*X*
Accounts receivable related to advance payments made, RUR thousand	*274 330*	-
including overdue, RUR thousand	–	*X*
Other accounts receivable, RUR thousand	*425 359*	*5 246*
including overdue, RUR thousand	–	*X*
Total, RUR thousand	*2 871 891*	*5 985*
including total overdue, RUR thousand	–	*X*

As of 01.07.2007 there are no debtors which debt amount is at least 10% of the total amount of accounts receivable (for each debtor).

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

Composition of the issuer's annual accounting statement:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into the annual accounting statement:

- Balance sheet (form № 1 by OKUD),
- Income statement (form № 2 by OKUD),
- Statement of changes in shareholders' equity (form № 3 by OKUD),
- Cash flow statement (form № 4 by OKUD),
- Supplements to balance sheet (form № 5 by OKUD),
- Explanatory memorandum to accounting statement.

The annual accounting statement is subject to mandatory audit and is released with auditor's opinion attached. The auditor of the accounting statement for 2006 is Limited Liability Company Ernst & Young.

Auditor's opinion on accounting statement for 2006 is attached in the reporting quarter.
Supplement № 1.

b) Annual financial statement drawn up in accordance with International Financial Reporting Standards requirements or Generally Accepted Accounting Principles U.S.:

Annual financial statement for 2006 drawn up in accordance with International Financial Reporting Standards is presented in the reporting quarter along with Auditor's opinion.

Supplement № 2.

7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter

Composition of the issuer's quarterly accounting statement:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into quarterly accounting statement:

- Balance sheet (form № 1 by OKUD),
- Income statement (form № 2 by OKUD).

The issuer's quarterly accounting statement for the 1-st half year of 2007 is attached in the reporting quarter.
Supplement № 3.

b) There is no issuer's obligation (it is not fixed in constituent documents and adopted accounting policy) to prepare quarterly financial statement drawn up in accordance with International Financial Reporting Standards or Generally Accepted Accounting Principles U.S.

7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year

There is no issuer's consolidated accounting statement for 2006 drawn up in accordance with the Russian Federation legislation requirements.

The Company's obligation to draw up consolidated accounting statement is established by item 91 of Order of RF Ministry of Finance № 34 н "On approval of Provision on bookkeeping and reporting in the Russian Federation" of 29.07.1998.

According to item 8 of RF Ministry of Finance Order № 112 of December 30, 1996 "On recommended practice on making and presentation of consolidated accounting statement", a group may not make consolidated accounting statement by the rules stipulated in normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance, in case if the following conditions are concurrently observed:

- consolidated accounting statement is drawn up on the basis of International Financial Reporting Standards (IFRS) elaborated by the Committee on international financial reporting standards;

- a group should ensure reliability of consolidated accounting statement made on IFRS basis;

- explanatory memorandum to the consolidated accounting statement contains a list of applied requirements of accounting statement, discloses the methods of bookkeeping, including assessments which differ from the rules stipulated by normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance.

The issuer meets all the specified requirements:

1) The issuer prepares consolidated statement in accordance with International Financial Reporting Standards.

2) Consolidated statement is released with auditor's opinion attached.

According to item 2.12 of RF Ministry of Finance Order № 112 of 30.12.1996 "On recommended practice on making and presentation of consolidated accounting statement", "it is reasonable for parent entity to make consolidated accounting statement not later than June 30 of the year following the reporting year, if otherwise is not fixed by the Russian Federation legislation or by the constituent documents of this entity."

The issuer does not prepare its consolidated accounting statement with other legal entities in accordance with the Russian Federation legislation requirements.

The issuer prepares the annual consolidated financial statement in accordance with International Financial Reporting Standards requirements and includes the following documents into it:

- *Balance sheet,*
- *Income statement,*
- *Cash flow statement,*
- *Statement of flows of shareholders proprietary resources,*
- *Notes.*

Consolidated financial statement in accordance with International Financial Reporting Standards requirements is subject to mandatory audit and is released with auditor's opinion attached.

7.4. Data on the issuer's accounting policy

In the reporting quarter there were no changes in the issuer's Accounting policy for current 2007 fiscal year.

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's revenue received from export of products (commodities, works, and services), and also the share of such revenue in the issuer's revenue from ordinary activities, the specified share being calculated for each reporting period separately:

The issuer does not export products (commodities, works and services).

7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

Total cost of real property and the amount of accumulated depreciation as of the date of the last accomplished reporting period:

RUR thousand

Indicator's description	Amount at 30.06.2007
Total cost of real property	*5 033 673*
Amount of accumulated depreciation	*1 160 614*
Depreciated cost	*3 873 059*

During 12 months till to the end date of the reporting quarter – 30.06.2007 the real property owned by the issuer or rented by it on a long-term basis was not evaluated.

There were no material facts affecting the issuer's financial-economic activities occurred for the period after the end date of the last accomplished fiscal year till the end date of the reporting quarter – 30.06.2007.

There were no material changes in the composition of the issuer's property after the end date of the last accomplished fiscal year till the end date of the reporting quarter – 30.06.2007, among them there were no acquisition / retirement of the issuer's property the balance cost of which is more than 5% of the issuer's balance-sheet assets.

7.7. Data on the issuer's involvement in legal processes in case, when such involvement may materially affect the issuer's financial-economic activities

The issuer was not involved in legal processes which could materially affect its financial-economic activities.

VIII. Additional information on the issuer and issuing securities placed by the issuer

8.1. Additional information on the issuer

8.1.1. Data on the size, structure of the issuer's authorized (reserve) capital (share fund)

The size of the issuer's authorized capital as of the end date of the reporting quarter (RUR):
1 639 764 970

Breakdown of the authorized capital by the category of stock:
Ordinary stock (pieces): ***245 969 590***
Total par value (RUR): ***1 229 847 950***
The share in the authorized capital: ***75.001477%***

Preferred stock (pieces): ***81 983 404***
Total par value (RUR): ***409 917 020***
The share in the authorized capital: ***24.998523%***

A part of the issuer's shares is circulating outside the Russian Federation by way of circulation in accordance with foreign law of foreign issuers' securities certifying the rights in

relation to the issuer's shares.

Category (type) of shares circulating outside the Russian Federation:
Registered paperless ordinary shares (within the Program of American Depositary Receipts (ADR) of Level I).

The share of stock circulating outside the Russian Federation of the total number of stock of the appropriate category (type): ***12,50%***

Name, location of foreign issuer which securities certify the rights in relation to the issuer's shares of the appropriate category (type):
JPMorgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240-2050, USA

JPMorgan Chase Bank Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.

Brief description of the program (program type) of the issue of foreign issuer's securities certifying the rights in relation to the shares of the appropriate category (type):

In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulating at the USA OTC market, and also at Frankfurt stock exchange (FSE), Berlin stock exchange (BerSE), Xetra, and Stuttgart stock exchange (SSE).

Data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside the Russian Federation:

In accordance with item 2 of Russia's FFMS Regulation № 3 of March 13, 2001 the requirement of obtaining Russia's FFMS permission to allow the circulation of Russian issuers' issuing securities outside the Russian Federation in the form of ADRs is not applicable for securities circulating outside the RF in the specified form on the effective date of the Regulation, accordingly the issuer did not apply earlier for the appropriate permission of Russia's FFMS.

Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Financial Markets Service of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered paperless stock outside the Russian Federation boarders in the quantity of 65 673 880 shares.

The name of a foreign trading organizer (trading organizers) via which foreign issuer's securities certifying the rights in relation to the issuer's shares are circulating:

At this time there is no foreign trading organizer.

Other data on the circulation of the issuer's shares outside the Russian Federation are provided at the issuer's sole discretion:

JPMorgan Chase Bank is the Depositary Bank since April 2002.
Additional information on the issuer's ADR Program is posted at: http://www.adr.com (the ticker of the Company's ADR - VLGAY).

8.1.2. Data on the changes in the size of the issuer's authorized (reserve) capital (share fund)

Data on the change in the size of the issuer's authorized capital for the last 5 accomplished fiscal years preceding the end date of the reporting quarter, and also as of the last reporting date:

Size of the issuer's authorized capital, RUR	The structure of the issuer's authorized capital	The name of the issuer's management body that made the decision on the change of the authorized capital size	The date of drawing up and the number of the minutes of the management body meeting (session) at which the decision on the change of the authorized capital size was made	The size of the issuer's authorized capital after the change, RUR
At 01.01.2002:				
583 387 500	Ordinary stock: 87 508 200 shares (75% of the authorized capital) Preferred stock: 29 169 300 shares (25% of the authorized capital)	The Board of directors	July 17, 2002, minutes № 2	RUR 1 639 764 970 *
At 01.01.2003:				
1 639 764 970	Ordinary stock: 87 508 200 shares (75% of the authorized capital) Preferred stock: 29 169 300 shares (25% of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR**
At 01.01.2004:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25% of the authorized capital)	—	—	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2005:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25% of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2006:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25% of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2007:				
	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25% of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 30.06.2007:				
	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25% of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR

** On 25.10.2002 Russia's FFMS registered the decisions on the issues of the Company's ordinary and preferred shares placed by means of converting the shares of joint-stock companies that affiliated to the Company into the Company's shares.*

*** On 24.01.2003 Russia's FFMS registered the reports on the results of the issues of ordinary and preferred shares.*

8.1.3. Data on buildup and usage of required reserve and also of other funds of the issuer

The information for the reporting quarter on the required reserve, and also on each other fund of the

issuer, the specified fund being builtup at the expense of the issuer's net profit:

1) The fund's name: ***required reserve***

Required reserve is established in accordance with requirements of article 35 of RF Federal law № 208-ФЗ of 26.12.1995 "On joint-stock companies" and amounts to 5% of the size of the issuer's authorized capital.

Reporting period	The size of the fund established by the constituent documents	Fund's size		Amount of transfers to the fund during the reporting period, RUR thousand	The amount of funds spent during the reporting period (RUR thousand) and the trends of usage of the fund's means
		In money terms, RUR thousand	% of the authorized capital		
1-st half year of 2007	5% of the size of the authorized capital	***81 988***	***5***		The fund's means were not used

In the reporting quarter the issuer did not build up and did not use other funds.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

General meeting of shareholders is the supreme management body of the Company.

The procedure of notification of the participants on holding the meeting of the issuer's supreme management body:

"The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of submission of the demand about its holding (since the time of adopting a decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

At the stated time the notice on holding the General meeting of stockholders should be sent to each person indicated in the list of persons entitled to participate in the shareholders' general meeting, by a registered letter or delivered to each of the specified persons with receipt acknowledgement, and published in "Rossiiskaya gazeta" newspaper";

Persons (bodies) who have the right to convene (require convocation) of extraordinary meeting of the issuer's supreme management body, and also the procedure of sending (making) such request:

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; requisition of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the request making. The convocation of extraordinary general meeting of shareholders upon requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

In preparation of extraordinary shareholders' general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2% of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of which cannot exceed the quantitative composition of the Board of directors as established by the Charter. Such proposals should come to the Company not later than 30 days prior to the date of holding extraordinary shareholders' general meeting.

The request for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The request for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the suggestion about the form of holding shareholders' general meeting.

In the case when the request for convening extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders) requesting to convene such meeting, and the indication of the number, category (type) of shares they possess.

The request for convening extraordinary general meeting of shareholders is signed by the person (persons) requiring to convene extraordinary general meeting of shareholders.

The procedure of defining the date of holding the meeting of the issuer's supreme management body:

The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders' general meetings held in addition to the annual general meeting are extraordinary. Shareholders' general meeting has no right to consider and pass resolutions on the issues which are not referred to its competencies.

The date of holding shareholders' general meeting in accordance with the Company's Charter is defined by the Board of directors.

Extraordinary general meeting of shareholders convened upon requisition of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of the request on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders convened upon requisition of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of making the decision on its holding by the Company's Board of directors.

Persons entitled to introduce proposals into the agenda of the meeting of the issuer's supreme management body, and also the procedure of introducing such proposals:

Shareholders (shareholder), who in aggregate are the owners of at least 2% of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative composition of the appropriate body as established by the Charter. Such proposals should come to the Company not later than in 60 days after the fiscal year end.

Persons entitled to get familiarized with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):

The persons having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding general meeting of shareholders, are provided with the following information (materials):

- ***Annual accounting statement, including audit opinion, findings of the Company's Auditing committee based on the results of the annual accounting statement audit;***
- ***Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;***
- ***Draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;***
- ***Drafts of the Company's internal documents;***
- ***Drafts of other documents, the adoption of which is stipulated by the drafts of shareholders' general meeting resolutions;***
- ***Drafts of resolutions of shareholders' general meeting;***
- ***Other information (materials) required for provision in accordance with current legislation,***
- ***Other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting included by the Board of directors into the list of information (materials) provided to the shareholders in preparation for holding shareholders' general meeting.***

Procedure of disclosure (bringing to the notice of the issuer's shareholders (participants) of resolutions passed by the issuer's superior management body and also of voting results:

The resolutions passed by the shareholders' general meeting and also the voting results are disclosed at the shareholders' general meeting at which the voting was held, and are brought to the notice of persons included into the list of persons entitled to participate in the shareholders' general meeting, by means of publishing in "Rossiiskaya gazeta" newspaper not later than 10 days after drawing up the minutes on voting results in the form of report on voting results.

8.1.5. Data on business entities in which the issuer possesses at least 5% of the authorized (reserve) capital (share fund) or at least 5% of common stock

The list of business entities in which the issuer possesses at least 5% of the authorized (reserve) capital (share fund) or at least 5% of common stock as of the end date of the reporting quarter:

1. Full (abbreviated) name, location: ***Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (CJSC NSS), Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

2. Full (abbreviated) name, location: ***Closed Joint Stock Company RTCOM (CJSC RTCOM), Kosarev street 15, Saransk town***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

3. Full (abbreviated) name, location: ***Closed Joint Stock Company Digital telecommunications (CJSC Digital telecommunications), Shumilov street 20, Cheboksary town***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

4. Full (abbreviated) name, location: ***Limited Liability Company NIZHEGORODSKYI TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE"), Dom Svyazi, M. Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

5. Full (abbreviated) name, location: ***Closed Joint Stock Company Saratov-Mobile (CJSC Saratov-Mobile), Kiselev street 40, Saratov city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

6. Full (abbreviated) name, location: ***Closed Joint Stock Company Penza Mobile (CJSC Penza Mobile), Kuprin street 1/3, Penza city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

7. Full (abbreviated) name, location: ***Closed Joint Stock Company Chuvashia Mobile (CJSC Chuvashia Mobile), K.Ivanov street 83, Cheboksary town***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

8. Full (abbreviated) name, location: ***Open Joint Stock Company TATINCOM-T (OJSC TATINCOM-T), Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, RF***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

9. Full (abbreviated) name, location: ***Closed Joint Stock Company Transsvyaz (CJSC Transsvyaz), Chaadaev street 2, Nizhny Novgorod city***

The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

10. Full (abbreviated) name, location: ***Closed Joint Stock Company Nizhegorodteleservice (CJSC Nizhegorodteleservice), Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***80%***
The share of business entity's common stock belonging to the issuer: ***80%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

11. Full (abbreviated) name, location: ***Open Joint Stock Company Informational commercial networks "Omrix" (OJSC ICN "Omrix"), Tereshkova street 10, Orenburg city, RF***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***73,6%***
The share of business entity's common stock belonging to the issuer: ***73,6%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

12. Full (abbreviated) name, location: ***Closed Joint Stock Company Orenburg-GSM (CJSC Orenburg-GSM), Volodarsky street 11, Orenburg city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***51%***
The share of business entity's common stock belonging to the issuer: ***51%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

13. Full (abbreviated) name, location: ***Closed Joint Stock Company Ulyanovsk-GSM (CJSC Ulyanovsk-GSM), Goncharov street 52, Ulyanovsk city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***60%***
The share of business entity's common stock belonging to the issuer: ***60%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

14. Full (abbreviated) name, location: ***Closed Joint Stock Company Narodnyi telephone Saratov (CJSC NTS), Kiselev street 40, Saratov city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***50% + 1 preferred (voting) share***
The share of business entity's common stock belonging to the issuer: ***50%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

15. Full (abbreviated) name, location: ***Closed Joint Stock Company Nizhegorodskyi radio telephone (CJSC Nizhegorodskyi radio telephone), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***50%***

The share of business entity's common stock belonging to the issuer: ***50%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

16. Full (abbreviated) name, location: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Lenin street 6, Izhevsk city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***41,73%***
The share of business entity's common stock belonging to the issuer: ***41,73%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***0,001439 %***
The share of the issuer's common stock belonging to the business entity: ***0,001919%***

17. Full (abbreviated) name, location: ***Closed Joint Stock Company Samara Telecom (CJSC Samara Telecom), Polevaya street 43, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***27,8%***
The share of business entity's common stock belonging to the issuer: ***27,8%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

18. Full (abbreviated) name, location: ***Open Joint Stock Company Information technologies of communications (OJSC Svyazintek), Building 2, Nastasiinskyi pereulok 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***13%***
The share of business entity's common stock belonging to the issuer: ***13%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

19. Full (abbreviated) name, location: ***Closed Joint Stock Company Ericsson svyaz (CJSC Ericsson svyaz), Gagarin avenue 37, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***24%***
The share of business entity's common stock belonging to the issuer: ***24%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

20. Full (abbreviated) name, location: ***Limited Liability Company Agrofirm "Reanta" (LLC Agrofirm "Reanta"), Chavaina boulevard 11a, Ioshkar Ola town***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***20,86%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

21. Full (abbreviated) name, location: ***Limited Liability Company Commercial-production company "N.N.-Rossvyazinform" (LLC CPC "N.N.-Rossvyazinform"), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***20%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

22. Full (abbreviated) name, location: ***Closed Joint Stock Company Reg-Time (CJSC Reg-Time), Krasnodonskaya street 68, Samara city***

The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***17%***
The share of business entity's common stock belonging to the issuer: ***17%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

23. Full (abbreviated) name, location: ***Closed Joint Stock Company Rostelegraph (CJSC Rostelegraph), Tverskaya street 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***15,69%***
The share of business entity's common stock belonging to the issuer: ***15,69%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

24. Full (abbreviated) name, location: ***Closed Joint Stock Company Center of Authorial Medical Technologies and Innovations (CJSC "CAMTI"), 60 years of October avenue 6, Saransk town, Mordovia Republic, RF***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***14%***
The share of business entity's common stock belonging to the issuer: ***14%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

25. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering Center "Comset" (CJSC SEC "Comset"), Zelenyi avenue 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***11,09%***
The share of business entity's common stock belonging to the issuer: ***11,09%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

26. Full (abbreviated) name, location: ***Closed Joint Stock Company Agency for protection of competition and consumer rights (CJSC "ECAD"), Suvorov street 1, Pavlovo town of Nizhny Novgorod oblast***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***10,4%***
The share of business entity's common stock belonging to the issuer: ***10,4%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

27. Full (abbreviated) name, location: ***Closed Joint Stock Company TeleRoss-Samara (CJSC TeleRoss-Samara), Polevaya street 43, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***10%***
The share of business entity's common stock belonging to the issuer: ***10%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

28. Full (abbreviated) name, location: ***Limited Liability Company Samara payphone (LLC Samara payphone), Penzenskaya street 68, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***10%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

29. Full (abbreviated) name, location: ***Closed Joint Stock Company Startcom (CJSC Startcom), 2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow-49***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***7,4%***
The share of business entity's common stock belonging to the issuer: ***7,4%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

30. Full (abbreviated) name, location: ***Closed Joint Stock Company LeasingPoint (CJSC LeasingPoint), 2-nd Spasonalivkovskyi pereulok 6, B-49, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***7,35%***
The share of business entity's common stock belonging to the issuer: ***7,35%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

31. Full (abbreviated) name, location: ***Closed Joint Stock Company Orenburg Card-Center (CJSC Orencard), Chkalov street 32a, Orenburg city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***5%***
The share of business entity's common stock belonging to the issuer: ***5%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transactions made by the issuer in the reporting quarter:

In the reporting quarter the issuer did not make transactions (groups of interrelated transactions), the value of which is 10 and more percent of the balance-sheet value of the issuer's assets as per the data of its accounting statement as of the last reporting date preceding the date when the transaction was made.

8.1.7. Data on the issuer's credit ratings

The object of credit rating assignment: ***the issuer***
The value of credit rating as of the end date of the reporting quarter:

Long-term corporate foreign currency credit rating: ***"BB –".***
Outlook ***"Stable".***
Long-term corporate domestic currency credit rating: ***"BB -".***
Outlook ***"Stable".***
National scale "ruAA -".

The background of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

1) <u>International scale:</u>
Long-term corporate foreign currency credit rating: ***"B-".***
Outlook ***"Stable".***
Date: ***12.03.2002***

Long-term corporate domestic currency credit rating: ***"B-"***.
Outlook ***"Stable"***.
Date: ***12.03.2002***

2) International scale:
Long-term corporate foreign currency credit rating: ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
Long-term corporate domestic currency credit rating: ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
National scale:
Long-term credit rating: ***"ruA-"***.
Date: ***13.03.2003***

3) International scale:
Long-term corporate foreign currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
Long-term corporate domestic currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
National scale:
Long-term credit rating: ***"ruA+"***.
Date: ***15.04.2005***

4) International scale:
Long-term corporate foreign currency credit rating: ***"BB-"***.
Outlook ***"Stable"***.
Date: ***27.09.2006***
Long-term corporate domestic currency credit rating: ***"BB-"***.
Outlook ***"Stable"***.
Date: ***27.09.2006***
National scale:
Long-term credit rating: ***"ruAA –"***.
Date: ***27.09.2006***

Full and abbreviated brand name, location of entity which assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.standardandpoors.ru/page.php?path=process.

Other data on credit rating: ***none***

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value as of the end date of the reporting quarter:

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-2 series): "ruA+".

The Bonds of BT-2 series are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),

On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),

On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),

On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (of BT-3 series): "ruA+".

The Bonds of BT-3 series are retired in succession by installments during the following periods

On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),

On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),

On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),

On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-4 series): "ruA+".

The Bonds of BT-4 series are retired in succession by installments during the following periods:

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.09.2011),

On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.03.2012),

On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (04.09.2012),

On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (05.03.2013),

On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (03.09.2013).

The background of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value, the date of assignment (change) of credit rating value:

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA-".
Date: ***13.03.2003***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA+".
Date: ***15.04.2005***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "ruA+".
Date: ***14.12.2005***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "ruA+".
Date: ***14.12.2005***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series): "ruA+".
Date: ***10.04.2006***

Full and abbreviated brand name, location of organization having assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where the information is posted about the method of credit rating assignment: **http://www.standardandpoors.ru/page.php?path=process.**

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Form: ***certified, bearer***

Type*: interest-bearing*
State registration number of securities issue: ***№ 4-43- 00137-A***
State registration date: ***24.01.2003***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 2***
Form: ***certified (payable to bearer with obligatory centralized custody)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-44- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Form: ***certified (payable to bearer with obligatory centralized custody)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-45- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 4***
Form: ***certified (payable to bearer with obligatory centralized custody)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-46- 00137-A***
State registration date: ***06.06.2006***

Accounting treatment - ***STANDARD & POOR'S proprietary method:***

Standard & Poor's assigns rating only if adequate information is available, on the basis of transparent method, which takes into account quantitative and qualitative parameters, financial risks and business-risks.

The method of Standard & Poor's ratings assignment differs depending on issuer's categories and rating type. So, in case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of obligations of both the parties. Upon the receipt of request for a rating the analytical group is established which consists of analysts having knowledge in appropriate industries. The group includes at least one analyst having experience in CIS countries. Primary analyst, who guides the process, is assigned, and he/she is the primary contact person for the issuer. Before the official meeting the group analyses the information presented by the issuer at the request, and the information from other sources which Standard & Poor's considers to be reliable: financial statement for previous periods, forecasts of financial performances and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. So, for corporations these are financial statements, annual reports, and data on the structure of the industry. Then the group of analysts holds a management meeting in order to discuss basic factors affecting the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the decision on rating assignment. Analysts in their turn may clarify a number of problem situations, which have

arisen after their familiarization with the presented information. Based on the results of discussion additional information inquiry may be formulated.

Then the primary analyst constructs a detailed analysis presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors affecting the rating, the decision is made on the rating value. Once the decision is made by the rating committee, the primary analyst communicates the rating assigned and also the justification of the specified decision to the issuer. In case if the rating is accepted by the issuer Standard & Poor's discloses it via its own database RatingsDirect, through international and local press agencies and mass media. In respect of each rating a press-release, brief and full justification of the rating are published at Standard & Poor's sites.

Rating revisions

In cases when rating requires consideration, a preliminary review is undertaken, which may result in CreditWatch listing. (CreditWatch listing means that the rating may be revised in the nearest future. This is a warning for investors that additional analysis is being made).

The next step is the comprehensive analysis, which includes, if necessary, a meeting with management and presentation to the rating committee. The rating committee evaluates the matter, arrives at a rating decision and notifies the issuer of it.

Surveillance process with respect to rating

After rating assignment Standard & Poor's analysts permanently control all the factors which may affect it, such as changes in shareholder's equity structure, takeover of other companies or other significant economic events. Material facts related to the issuer's activity are daily monitored. Mandatory requirement of Standard & Poor's - holding annual meetings with management (if required these meeting are held more frequently). Based upon the information received from the issuer or other public sources, the rating may be raised or lowered as often, as the issuer's creditworthiness is changed. In case when there are no significant events, the rating is revised (confirmed or changed) once a year. Individual rating is assigned to all issuer's debt obligations issued after rating assignment and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production changes which could affect the rating. However, Standard & Poor's reserves the right to change the rating at any time during regular surveillance process.

Stages of rating assignment:

- *Request for rating.*
- *Assignment of the group of analysts.*
- *Information accumulation.*
- *Meeting with management.*
- *Rating committee.*
- *Informing the issuer about the rating assigned.*
- *Distribution of information about the rating (with the client's consent).*
- *Surveillance process with respect to rating.*

Standard & Poor's issuer credit rating on international scale is a current opinion on overall creditworthiness of debt obligations of issuer, guarantor or security, business partner, of its capacity and willingness to meet timely and in full its debt obligations.

Standard & Poor's international scale credit rating of debt obligations is a current opinion on credit risk with respect to a specific debt obligation (bonds, bank credits, loans, other financial instruments).

A Standard & Poor's financial enhancement rating on international scale is the opinion of Standard & Poor's on creditworthiness of an insurer with respect to insurance policies and contracts.

Values of Standard & Poor's international scale credit ratings

Standard & Poor's long-term rating assesses the issuer's capacity to timely fulfill its debt obligations. Long-term ratings vary from the highest category - "AAA" to the lowest - "D". Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) or "minus" (-), which mean intermediary categories of the rating as compared to the basic ones.

Short-term rating is the assessment of probability of timely repayment of obligations considered short-term in the relevant market. Short-term ratings also range from "A-1" for the highest-quality obligations to "D" for the lowest. The "A-1" rating may also be modified by a "plus" sign (+) to distinguish the most secure obligations in that category.

In addition to long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market funds, share bond funds, solvency of insurance companies and companies operating with derivative instruments.

AAA – extremely strong capacity to meet its debt obligations timely and in full; the highest rating.

AA – strong capacity to fulfill timely and in full its debt obligations.

A – moderately strong capacity to fulfill timely and in full its debt obligations, but higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BBB – adequate capacity to meet timely and in full its debt obligations, higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BB – out of danger in the short-term outlook, higher susceptibility to the effects of adverse changes in business, financial and economic conditions.

B – higher vulnerability in unfavorable business, financial and economic conditions, but current capacity to meet debt obligations timely and in full.

CCC – at this date non-fulfillment by the issuer of its debt obligations is potentially possible; timely performance of debt obligations substantially depends on favorable business, financial and economic conditions.

CC – at present the probability of non-fulfillment by the issuer of its debt obligations is high.

C – there are bankruptcy proceedings initiated in respect of the issuer or a similar action is taken, but payments or other obligations performance are going on.

SD – selective default with respect to the specified debt obligation while timely and full payments with respect to other debt obligations are going on.

D – debt obligations default.

The ratings of "AAA", "AA", "A" and "BBB" categories are investment-grade ratings.

The ratings of "BB", "B", "CCC", "CC" and "C" categories are regarded as having significant speculative characteristics.

Outlooks:

Rating outlook assesses the potential direction of rating over the nearest two - three years.

- ***"Positive" – the rating may be raised.***
- ***"Negative" – the rating may be lowered.***
- ***"Stable" – the change is unlikely.***
- ***"Developing" – the rating may be raised or lowered.***

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment: ***http://www.standardandpoors.ru/page.php?path=issuer&id=78***

Other data on the credit rating: ***none***

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Par value of each share: ***RUR 5***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not conducted): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number: ***№ 1 – 01 – 00137 - A***

State registration date: ***14.11.2003***

The rights granted by shares to their owners:

According to the Company's Charter:

7.1. Each ordinary share of the Company gives the shareholder – to its owner similar measure of rights.

7.2. Each shareholder – the owner of the Company's ordinary shares has the right:

7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure stipulated by current legislation of the Russian Federation;

7.2.2. To receive dividends in the due procedure stipulated by current legislation of the Russian Federation and the present Charter, when they are declared by the Company;

7.2.3. To receive a part of property of the Company remaining after its liquidation which part is proportional to number of shares in his/her possession;

7.2.4. To get access to the documents stipulated by item 1 of Article 89 of Federal law "On joint-stock companies", in the due procedure stipulated by Article 91 of the said law;

7.2.5. To demand confirmation of the shareholder's rights for the shares from the Company's registrar by issuing an extract from the register of the Company's shareholders;

7.2.6. To get information on all records on his/her personal account from the Company's registrar, and also other information stipulated by legal acts of the Russian Federation which establish the due procedure of keeping the register of stockholders;

7.2.7. To dispose of shares belonging to him/her without consent of other shareholders and of the Company;

7.2.8. To protect his/her violated civil rights in the court in cases, stipulated by current legislation of the Russian Federation, including claiming compensation for losses from the Company;

7.2.9. To demand the repayment of all shares belonging to the shareholder (or part of it) from the Company in cases and in the due procedure stipulated by current legislation of the Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To demand from the Company an extract from the list of persons having the right to participate in the General meeting of shareholders, the said list containing the information about the shareholder;

7.2.12. Priority in purchasing additional shares placed by means of public offering and issuing securities convertible into shares, in the amount proportional to the number of shares held by them.

7.3. The shareholder owning more than 1% of the Company's voting shares has the right to demand from the Company's registrar the information on the name (names) of shareholders registered in the register and the information on the quantity, the category and the par value of shares held by them (the said information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1% of placed ordinary shares of the Company have the right to apply to the court with a claim against a member of the Company's Board of directors, single executive of the Company, a member of collegial executive body of the Company, and against the management company or the manager about compensation for losses caused to the Company as a result of guilty activities (inactivities) of the said persons.

7.5. Shareholders possessing at least 1% of votes at the general meeting of shareholders have the right to demand the provision of the list of persons having the right to participate in the meeting from the Company. The information from the documents and the mailing address of the shareholders included in this list are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate the owners of at least 2% of the Company's voting shares have the right to introduce issues into the agenda of the annual general meeting of shareholders and to nominate candidates to management and controlling bodies of the Company elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda of election of the Board of directors of the Company, the said shareholders (shareholder) have the right to nominate candidates for the election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by current legislation of the Russian Federation and the present Charter, the Board of directors of the Company does not make the decision on convocation of an extraordinary general meeting of shareholders or makes the decision to refuse its convocation, the extraordinary meeting can be convoked by the said shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to demand an audit of financial and economic activities of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate at least 25% of the Company's voting shares have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of sessions of collegial executive body of the Company.

7.10. Shareholders – owners of the Company's ordinary shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:

5 717 ordinary shares – the quantity of paid off securities due to the issuer's reorganization.
Additional issues of the issuer's ordinary registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred type A***

Par value of each share: ***RUR 5***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not conducted): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number: ***№ 2 – 01 –00137 - A***

State registration date: ***14.11.2003***

The rights granted by the shares to their owners:

In accordance with the Company's Charter:

"8.1. Each preferred type A share of the Company gives the shareholder – its owner similar measure of rights.

8.2. Owners of preferred type A shares have the right to receive annual fixed dividend except for the cases stipulated by the present Charter. The total amount paid as dividend for each preferred type A share is established at the rate of 10% of the net profit of the Company according to the results of the last fiscal year, divided by the number of shares which amounts to 25% of the authorized capital of the Company. Besides, if the amount of dividends paid by the Company under each ordinary share in a certain year exceeds the amount to be paid as dividends under each preferred type A share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.

8.3. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and modifications into the Company's Charter, in case if the said modifications limit the rights of the said shareholders.

8.4. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends on preferred type A shares. This right of owners of preferred type A shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and terminates since the date of the first payment of dividends on the said shares in full size.

8.5. Owners of preferred type A shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for the owners of the Company's ordinary shares. These rights are granted to shareholders - owners of preferred type A shares, including in case when the said shares are not voting shares.

8.6. Owners of preferred type A shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in case if preferred type A shares have the right of vote on all the issues of the competencies of the general meeting of shareholders of the Company.

8.7. Owners of preferred type A shares have the right to demand from the Company the repayment of all shares held by the shareholder or of a part of them in cases and in the due procedure stipulated by current legislation of the Russian Federation.

8.8. Owners of preferred type A shares possessing at least 1% of votes at the general meeting of shareholders have the right to demand from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent.

8.9. Shareholders - owners of preferred type A shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:
9 000 preferred type A shares – the quantity of paid off securities due to the issuer's reorganization. Additional issues of the issuer's preferred registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares

8.3.1. Data on the issues, all the securities of which are paid off (cancelled)

Issue **№ 1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-01-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS (Federal Financial Markets Service)***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***RUR 1 250 000***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-02-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***498 pieces***
The amount of securities issue at face value: ***RUR 1 245 000***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 3:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-03-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***498 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 4***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-04-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***236 pieces***
The amount of securities issue at face value: ***RUR 590 000***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by implementing order № 03 - 100/p of 24.01.2003 of Russia's FFMS.

Issue ***№ 5***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-05-00137-A***

State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***13.12.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 6
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-06-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***20.10.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 7
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***7 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-07-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***120 pieces***
The amount of securities issue at face value: ***RUR 300 000***
Time period (date) of the issue securities pay off: ***27.11.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 8***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-08-00137-A***
State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***11 pieces***
The amount of securities issue at face value: ***RUR 44 000***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № **9:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-09-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***321 pieces***
The amount of securities issue at face value: ***RUR 802 500***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **10:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***10 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-10-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***488 pieces***
The amount of securities issue at face value: ***RUR 1 220 000***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **11:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***11 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-11-00137-A***
State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***280 pieces***
The amount of securities issue at face value: ***RUR 700 000***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 12:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***12 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-12-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***334 pieces***
The amount of securities issue at face value: ***RUR 835 000***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 13
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***13 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-13-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 14:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***14 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-14-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 15
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***15 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-15-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***04.09.2001 –04.09.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 16
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-16-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***250 pieces***
The amount of securities issue at face value: ***RUR 625 000***
Time period (date) of the issue securities pay off: ***04.09.2001 – 04.09.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 17:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***17 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-17-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***40 pieces***

The amount of securities issue at face value: ***RUR 200 000***
Time period (date) of the issue securities pay off: ***19.07.2001 – 19.07.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **18:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***18 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-18-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***182 pieces***
The amount of securities issue at face value: ***RUR 1 092 000***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **19:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***19 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-19-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***70 pieces***
The amount of securities issue at face value: ***RUR 420 000***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **20:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***20 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-20-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***405 pieces***
The amount of securities issue at face value: ***RUR 2 430 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 21:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***21 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-21-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***288 pieces***
Par value of each security of the issue: ***RUR 6 000***
The amount of securities issue at par value: ***RUR 1 728 000***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 22:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***22 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-22-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***417 pieces***
The amount of securities issue at par value: ***RUR 2 502 000***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 23***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***23 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-23-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***116 pieces***
The amount of securities issue at par value: ***RUR 696 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue **№ 24:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***24 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-24-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at par value: ***RUR 3 000 000***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 25:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***25 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-25-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***180 pieces***
The amount of securities issue at par value: ***RUR 1 080 000***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 26***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***26 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-26-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***35 pieces***
The amount of securities issue at par value: ***RUR 315 000***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № **43:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Type: ***interest rate***
Form: ***certified, bearer***
State registration number of the issue: ***№ 4-43-00137-A***
State registration date of the issue: ***24.01.2003***:
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***1 000 000 pieces***
The amount of securities issue at par value: ***RUR 1 000 000 000***
Time period (date) of the issue securities pay off: ***21.02.2006***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

8.3.2. Data on the issues, the securities of which are in circulation

Total quantity of the issuer's securities – ***bonds*** in circulation: ***8 483 899 pieces.***
Total amount at par value of the issuer's securities – ***bonds*** in circulation: ***RUR 8 367 856 700***

Issue № **27:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-27-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***143 890 pieces***
The quantity of placed securities of the issue: ***143 440***
The quantity of circulating securities of the issue: ***61 435***
Par value of each valuable paper of the issue: ***RUR 100***
The amount of securities issue at par value: ***RUR 14 344 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 1% per annum of the bond's par value at repayment from the issuer in the procedure and during the time specified in the issue Prospectus;

3) To get, at availability of a technical capability, an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays the access to a telephone network under the tariff rates valid at the time of granting the said service. Granting an extraordinary access to a telephone network is the execution of the obligation certified by the bond. The procedure of defining the availability of technical capability of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the par value of the bond in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to a bank on the basis of an application of the owner within 30 days since the date of the application submission. The cycle of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 1% per annum of the bond's par value.

Issue **№ 28:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***2 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-28-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***6 233 pieces***
The quantity of placed securities of the issue: ***6 218***
The quantity of circulating securities of the issue: ***6 218***
Par value of each valuable paper of the issue: ***RUR 3 000***
The amount of securities issue at par value: ***RUR 18 654 000***
The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 7% per annum of the bond's par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;
3) To get, at availability of technical capability of telephone installation, one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the par value of the bond in order of

priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns bonds owners.
Other rights stipulated by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in optional form.
The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond's par value for the entire circulation time.
Cycle of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made:
- By cash from cash department of the enterprise to the address from which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the bond's owner).
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 7% per annum of the bond's par value.

Issue **№ 29:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-29-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***3 231 pieces***
*The quantity of placed securities of the issue: **3 229***
*The quantity of circulating securities of the issue: **3 229***

Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 6 458 000***
The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 7% per annum of the bond's par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;
3) To get, at availability of technical capability of telephone installation, one extraordinary access to a telephone network;
4) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns bonds owners.
Other rights stipulated by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in optional form.
The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond's par value for the entire circulation time.
Cycle of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made:
- By cash from cash department of the enterprise to the address from which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 7% per annum of the bond's par value.

Issue **№ 30:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***

Series: *4 – C*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-30-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***5 995 pieces***

The quantity of placed securities of the issue: 5 967

The quantity of circulating securities of the issue: 5 967

Par value of each valuable paper of the issue: ***RUR 2 500***

The amount of securities issue at par value: ***RUR 14 917 500***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer;
2) To get, at availability of technical capability, an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond's par value for the entire circulation time.

Payments are made within 30 days since the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.

Cycle of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond's par value.

Issue № 31:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-31-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***800 pieces***

The quantity of placed securities of the issue: ***800***

The quantity of circulating securities of the issue: ***800***

Par value of each valuable paper of the issue: ***RUR 700***

The amount of securities issue at face value: ***RUR 560 000***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer;
2) To get, at availability of technical capability, an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond's par value for the entire circulation time.

Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.

Cycle of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond's par value.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-32-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***1 500 pieces***

*The quantity of placed securities of the issue: **1 499***

*The quantity of circulating securities of the issue: **1 499***

Par value of each valuable paper of the issue: ***RUR 1 400***

The amount of securities issue at par value: ***RUR 2 098 600***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer;
2) To get, at availability of technical capability, an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond's par value for the entire circulation time.

Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.

Cycle of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond's par value.

Issue **№ 33:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-33-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body carried out state registration of the report on the issue results:
Russia's FFMS
The quantity of the issue securities: ***18 246 pieces***
*The quantity of placed securities of the issue: **18 246***
*The quantity of circulating securities of the issue: **20***
Par value of each valuable paper of the issue: ***RUR 100***
The amount of securities issue at par value: ***RUR 1 824 600***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:
- To receive the bond's par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond's par value at repayment;
- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 34:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-34-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***

*The quantity of circulating securities of the issue: **1***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 35:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-35-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***4***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:
- To receive the bond's par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond's par value at repayment;
- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 36:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – Y***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-36-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***1***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 37:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-37-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***1***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-38-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of state registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:
- To receive the bond's par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond's par value at repayment;
- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 39:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-39-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 40:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-40-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:
- To receive the bond's par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond's par value at repayment;
- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 41:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – Y***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-41-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № **42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-42-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond's yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 44:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 2***

Type: ***interest rate***

Form: ***bearer, certified***

State registration number of the issue: ***№ 4-44-00137-A***

State registration date of the issue: ***10.11.2005***

State registration date of the report on the issue results: ***11.01.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***3 000 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 3 000 000 000***

The rights granted by each valuable paper of the issue:

The Bond's owner has the right to receive all parts of the bond's par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The Bond's owner has the right to receive appropriate part of the par value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The Bond's owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond's owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds' owners.

In case of the Issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds' par value (including default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds' owners, have the right to address the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds' par value and interest according to article 395 of the Russian Federation Civil

code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds' par value, the Bonds' owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds' par value from the person who has provided guarantee for the Bonds' issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided, without the transfer of rights for the Bond is invalid.

The Bond's owner has the right to be paid back the invested funds in case if the Bonds' issue is recognized as aborted or invalid.

The Bond's owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-2 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***
The number of license of professional participant of securities market for carrying out the activities of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activities of a depositary:
Unlimited
The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue.

The retirement of appropriate part of the Bonds' par value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' par value.

The Bonds' owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.

The Issuer meets its obligations on the Bonds' retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' par value, provides to NDC the list of Bonds' owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds' owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;*
- *requisites of bank account of the person authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds' owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of appropriate part of the Bonds' par value is made in favor of the Bonds' owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds' repayment sum, then the (person authorized to receive the Bonds' repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds' repayment sum, then the person authorized to receive the Bonds' repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' par value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified list including the following data:

a) Full name of the person authorized to receive the Bonds' repayment sums;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds' nominee holder authorized to receive the Bonds' repayment sums;
c) The location and the mail address of the person authorized to receive the Bonds' repayment sums;
d) Requisites of the bank account of the person authorized to receive the Bonds' repayment sums, and namely:
- account number;
- the bank's name where the account is established;

- the bank's correspondent account where the account is established;
- bank's identification code and TIN of the bank where the account is established.
e) Taxpayer identification number of the person authorized to receive the Bonds' repayment sums;
f) Taxable status of the owner and of the person authorized to receive the Bonds' repayment sums.

The Bonds' Owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds' repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds' holder authorized to receive repayment sums of each part of the Bonds' par value.

On the repayment dates of the appropriate part of the Bonds' par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds' par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized to receive the repayment sums of the appropriate part of the Bonds' par value from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in the Russian Federation currency by non-cash method.

Prescheduled repayment of the Bonds by the Issuer is not provided for.

Size of the bonds interest (coupon) yield:

The Bond's owner has the right to receive interest fixed by the bond of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,
Where,
j - serial number of coupon period, j=1,2..9, 10;
Kj - the size of coupon yield for each Bond (RUR);
Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period RUR);

Cj - the size of the interest rate of the j-th coupon, in per cent per annum;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds' placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure established in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-2 series Bonds (Order № 459 of December 06, 2005):

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	06.06.2006	8,20 % per annum	40,89	122 670 000
2-nd coupon	05.12.2006	8,20 % per annum	40,89	122 670 000
3-d coupon	05.06.2007	8,20 % per annum	40,89	122 670 000
4-th coupon	04.12.2007	8,20 % per annum	40,89	122 670 000
5-th coupon	03.06.2008	8,20 % per annum	40,89	122 670 000
6-th coupon	02.12.2008	8,20 % per annum	40,89	122 670 000
7-th coupon	It is defined by the issuer			
8-th coupon	It is defined by the issuer			
9-th coupon	It is defined by the issuer			
10-th coupon	It is defined by the issuer			

The procedure and the terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash method to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds' owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds' Holders are authorized to receive the Bonds coupon yield. The Bonds' Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date

of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;*
- *requisites of bank account of the person authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code where the account is established;

e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;

f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds' owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full

and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for the timely transferring monetary assets to them by the Issuer's Paying agent, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond's owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds' owners and Holders, provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds' owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds' owners and/or Holders indicated in the list of the Bonds' owners and Holders. In case one person is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds' Holders who are not the Bonds' owners transfer money resources meant for the coupon yield payment to the Bonds' owners as per the procedure defined between the Bonds' Holder and the Bonds' owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds' owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

The kind of provided security:
Guarantee

Issue № 45:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 3***

Type: ***interest rate***

Form: ***bearer, certified***

State registration number of the issue: ***№ 4-45-00137-A***

State registration date of the issue: ***10.11.2005***

State registration date of the report on the issue results: ***11.01.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***2 300 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 2 300 000 000***

The rights granted by each valuable paper of the issue:

The Bond's owner has the right to receive all parts of the bond's par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The Bond's owner has the right to receive appropriate part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by the Russian Federation current legislation. The Bond's owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond's owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds' owners.

In case of the issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds' par value (including the case of default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds' owners, have the right to address the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds' par value and interests according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds' par value, the Bonds' owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds' par value from the person who has provided guarantee for the Bonds' issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided without the transfer of rights for the Bond is invalid.

The Bond's owner has the right to be paid back the invested funds in case if the Bonds' issue is recognized as aborted or invalid.

The Bond's owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-3 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:

Non-commercial partnership "National depositary center", NDC

Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***

Date of issue: ***04.12.2000.***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,

On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,

On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue.

The retirement of appropriate part of the Bonds' par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' par value.

The Bonds' Owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.

The issuer meets its obligations on the Bonds' retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' par value, provides to NDC the list of Bonds' owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;*
- *requisites of bank account of the person authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case of the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds' owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of appropriate part of the Bonds' par value is made in favor of the Bonds' owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' par value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' par value NDC provides the issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:
a) Full name of the person authorized to receive the Bonds repayment sums;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;
c) The location and the mail address of the person authorized to receive the Bonds repayment sums;
d) Requisites of the bank account of the person authorized to receive the Bonds repayment sums, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- bank's identification code and TIN of the bank where the account is established.
e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;
f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds' owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds' repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds' holder authorized to receive repayment sums of each part of the Bonds' par value.

On the repayment dates of the appropriate part of the Bonds' par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds' par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized to receive the repayment sums of the appropriate part of the Bonds' par value from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in the Russian Federation currency by non-cash method.

The Bonds' owners option of the form of the Bonds' repayment is not provided for.

Size of the bonds interest (coupon) yield:

The Bond's owner has the right to receive interest fixed by the bond of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,

Where,

j - serial number of coupon period, j=1,2..9, 10;

Kj - the size of coupon yield for each Bond (RUR);

Nom -- outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);

C j - the size of the interest rate of the j-th coupon, in per cent per annum;

T(j -1) - the start date of the j-th coupon period;

T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds' placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum. The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure provided in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-3 series Bonds (Order № 460 of December 06, 2005):

Coupon's number	*Date of payment*	*Coupon rate size, %*	*Yield size per 1 Bond, RUR*	*Total amount of yield, RUR*
1-st coupon	06.06.2006	8,50	42,38	97 474 000
2-nd coupon	05.12.2006	8,50	42,38	97 474 000
3-d coupon	05.06.2007	8,50	42,38	97 474 000
4-th coupon	04.12.2007	8,50	42,38	97 474 000
5-th coupon	03.06.2008	8,50	42,38	97 474 000
6-th coupon	02.12.2008	8,50	42,38	97 474 000
7-th coupon	02.06.2009	8,50	33,91	77 993 000
8-th coupon	01.12.2009	8,50	25,43	58 489 000
9-th coupon	01.06.2010	8,50	16,95	38 985 000
10-th coupon	30.11.2010	8,50	8,48	19 504 000

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash method to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds' owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds' Holders are authorized to receive the Bonds coupon yield. The Bonds' Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds' owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;*
- *requisites of bank account of the person authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *individual identification number (IIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds' owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

Not later than on the 4-th (fourth) business day prior to the date of Bonds coupon yield payment the Depositary provides the issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds' owner or Holder independently keeps track of completeness and actuality of requisites of bank's account provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond's owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds' owners and Holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds' owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds' owners and/or Holders indicated in the list of the Bonds' owners and Holders. In case one person is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds' Holders who are not the Bonds' owners transfer money resources meant for the coupon yield payment to the Bonds' owners as per the procedure defined between the Bonds' Holder and the Bonds' owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds' owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

The kind of provided security:
Guarantee

Issue **№ 46:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 4***
Type: ***interest rate***
Form: ***bearer, certified***
State registration number of the issue: ***№ 4-46-00137-A***
State registration date of the issue: ***06.06.2006***

State registration date of the report on the securities issue results: ***19.10.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***3 000 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 3 000 000 000***

The rights granted by each valuable paper of the issue:

The Bond's owner has the right to receive all parts of the Bond's par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The Bond's owner has the right to receive interest, fixed by the bond, of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.

The Bond's owner has the right to receive outstanding part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The outstanding amount of the Bond's par value means the difference between the par value of the issue Bond and the part of the Bond's par value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.

The Bond's owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond's owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds' owners.

In case of the issuer's non-performance of obligation on the payment of coupon yield and/or appropriate part of the Bonds' par value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond's owners, have the right to approach the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds' par value and interest according to article 811 of the Russian Federation Civil Code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligations on the payment of coupon yield and/or appropriate part of the Bonds' par value, the Bonds' owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds' par value from the person who has provided guarantee for the Bonds' issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond's owner has the right to be paid back the invested funds in case if the Bonds' issue is recognized as aborted or invalid.

The Bond's owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-4 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: *177-03431-000100*

Date of issue: ***04.12.2000.***

The validity term of the depositary's license for carrying out the activity of a depositary: ***Unlimited***

The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:

The Bonds are retired in succession by installments during the following periods:

On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value.

The retirement of each part of the Bonds' par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' par value.

The Bonds owners, their authorized persons including NDC depositors independently keep track of completeness and actuality of provided data and bear all risks related to this.

The issuer meets its obligations on the retirement of each part of the Bonds' par value on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' par value, not later than on 5-th (fifth) business days prior to the repayment date of each part of the Bonds' par value, provides to NDC the list of the Bonds' owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds' owners:

- ***full name /name, surname, patronymic of the Bonds' owner;***
- ***the quantity of the Bonds it owns;***
- ***full name of the person authorized to receive repayment sums under the Bonds;***
- ***location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;***
- ***requisites of bank account of the person authorized to receive repayment sums under the Bonds;***
- ***taxpayer identification number (TIN) of the Bonds' owner;***
- ***taxable status of the Bond's owner;***

In case if the Bonds' owner is a legal non-resident entity:

- ***personal identification number (PIN) – if available;***

In case if the Bonds' owner is a natural person:

- ***type, number, date and place of issuing the identification document of the Bonds' owner,***

name of the authority that issued the document;
- *number of state pension insurance certificate of the Bonds' owner (if available);;*
- *TIN of the Bonds' owner (if available);*

day, month and year of birth of the Bonds' owner.

The repayment of appropriate part of the Bonds' par value is made in favor of the Bonds' owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds' par value NDC provides the issuer and/or the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:
a) Full name of the person authorized to receive the Bonds repayment sums;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds' nominee holder authorized to receive the Bonds repayment sums;
c) The location and the mail address of the person authorized to receive the Bonds repayment sums;
d) Requisites of the bank account of the person authorized to receive the Bonds repayment sums, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- bank's identification code where the account is established.
e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;
f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds' owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the repayment of the appropriate part of the Bonds' par value, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds' holder authorized to receive repayment sums of each part of the Bonds' par value.

On the repayment dates of the appropriate part of the Bonds' par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds' par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized to receive the repayment sums of the appropriate part of the Bonds' par value from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in the Russian Federation currency by non-cash method.

Prescheduled repayment of the Bonds by the issuer is not provided for. (item 9.5 of the Decision on the securities issue).

Size of the bonds interest (coupon) yield:

The Bond's owner has the right to receive interest fixed by the bond of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,

Where,

j - serial number of coupon period, j=1, 2, ...27,28;

Kj - the size of coupon yield for each Bond (RUR);

Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);

Cj - the size of the interest rate of the j-th coupon, in per cent per annum;

T(j -1) - the start date of the j-th coupon period;

T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds' placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is defined in accordance with the procedure provided in item 9.3 of the

Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-4 series Bonds (Order № 422 of September 12, 2006):

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	12.12.2006	7,99	19,92	59 760 000
2-nd coupon	13.03.2007	7,99	19,92	59 760 000
3-d coupon	12.06.2007	7,99	19,92	59 760 000
4-th coupon	11.09.2007	7,99	19,92	59 760 000
5-th coupon	11.12.2007	7,99	19,92	59 760 000
6-th coupon	11.03.2008	7,99	19,92	59 760 000
7-th coupon	10.06.2008	7,99	19,92	59 760 000
8-th coupon	09.09.2008	7,99	19,92	59 760 000
9-th coupon	09.12.2008	7,99	19,92	59 760 000
10-th coupon	10.03.2009	7,99	19,92	59 760 000
11-th coupon	09.06.2009	7,99	19,92	59 760 000
12-th coupon	08.09.2009	7,99	19,92	59 760 000
13-th coupon	It is defined by the issuer			
14-th coupon	It is defined by the issuer			
15-th coupon	It is defined by the issuer			
16-th coupon	It is defined by the issuer			
17-th coupon	It is defined by the issuer			
18-th coupon	It is defined by the issuer			
19-th coupon	It is defined by the issuer			
20-th coupon	It is defined by the issuer			
21-st coupon	It is defined by the issuer			
22-nd coupon	It is defined by the issuer			
23-d coupon	It is defined by the issuer			
24-th coupon	It is defined by the issuer			
25-th coupon	It is defined by the issuer			
26-th coupon	It is defined by the issuer			
27-th coupon	It is defined by the issuer			
28-th coupon	It is defined by the issuer			

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash method to the persons indicated in the List of owners and/or nominee holders of the Bonds, in favor of the

Bonds' owners. The Bonds' owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds' Holders are authorized to receive the Bonds coupon yield. The Bonds' Holders and /or other persons not authorized by its clients to receive the Bonds coupon yield, not later than on the 5-th (fifth) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites provided in the List of owners and /or nominee holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment").

Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds' owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds;*
- *requisites of bank account of the person authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds' owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
  day, month and year of birth of the Bonds' owner.

Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment the Depositary provides the issuer and/or the Paying agent with the List of owners and/or nominee holders of the Bonds drawn up as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;
d) Requisites of the bank account of the person authorized to receive the Bonds coupon yield sum, and namely:
- account number;

- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds' owner or nominee holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to the person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or nominee holder or available at the Depositary, do not allow for the Paying agent's timely transferring monetary assets, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond's owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds' owners and/or nominee holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds' owner and/or nominee holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds' owners and/or nominee holders indicated in the list of the Bonds' owners and/or nominee holders. In case one person is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds' Holders who are not the Bonds' owners transfer money resources meant for the coupon yield payment to the Bonds' owners as per the procedure defined between the Bonds' Holder and the Bonds' owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying in favor of the Bonds' owners and Holders.

The yield for the twentieth, twenty second, twenty fourth, twenty sixth and twenty eighth coupons is paid in accordance with the dates provided in item 9.4 of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

The kind of provided security:
Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

Data on the issues, for which the issuer has not performed or inadequately performed its obligations as regards the securities (default):
There are no securities issues for which the issuer's obligations are not performed or inadequately performed.

8.4. Data on entity (entities) that provided guarantee for the issue bonds

1. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series***
Registration number: ***4-44-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Lesnaya street 8, Nizhny Novgorod city, RF, 603053.***

2. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series***
Registration number: ***4-45-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 2 300 000 000***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Lesnaya street 8, Nizhny Novgorod city, RF, 603053.***

3. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series***
Registration number: ***4-46-00137-A***
Registration date: ***06.06.2006***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Lesnaya street 8, Nizhny Novgorod city, RF, 603053.***

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

1. Security for inconvertible interest bearing certified bearer bonds of BT-2 series with the issue's state registration number 4-44-00137-A:

The method of provided security: ***Guarantee.***
The amount in which the guarantor is responsible to the bonds' owners secured by guarantee: ***RUR 3 000 000 000 and total coupon yield on 3 000 000 Bonds.***

LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds' par value, coupon yield to the Bonds' owners on the following terms and conditions:

The Company's responsibility on the issuer's obligations is limited to the Ceiling Amount.

The Company's responsibility on the issuer's obligations is joint.

The Company takes upon itself to perform the issuer's obligations in the part, in which the issuer failed to perform and /or performed not in full the issuer's obligations in the following cases:

- *The issuer failed to pay or paid not in full the appropriate part of the Bonds' par value to the Bonds' owners in the amount, procedure and at dates, defined by the Issuing Documents;*
- *The issuer failed to pay or paid not in full the Bonds' coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing Documents.*

The Company takes upon itself, according to the Offer's terms and conditions, to perform the issuer's obligations unliquidated by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds' owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the amount of Unliquidated Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the issuer failed to pay or paid not in full to the Bonds' owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds' retirement;

- coupon yield in the form of interest of the Bonds' par value;

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 days since the end date of 90-days period established by item 3.3.4. of the Offer.

The value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 15 702 216 000***

The value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 10 000***

The value of net assets of the legal entity that provided the guarantee as of the end date of the reporting quarter: ***RUR 241 000***

2. Security for inconvertible interest bearing certified bearer bonds of BT-3 series with the issue's state registration number 4-45-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the bonds' owners secured by guarantee: ***RUR 2 300 000 000 and total coupon yield on 2 300 000 Bonds.***

LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds' par value, coupon yield to the Bonds' owners on the following terms and conditions:

The Company's responsibility on the issuer's obligations is limited to the Ceiling Amount.

The Company's responsibility on the issuer's obligations is joint.

The Company takes upon itself to perform the issuer's obligations in the part, in which the issuer failed to perform and /or performed not in full the issuer's obligations in the following cases:

- ***The issuer failed to pay or paid not in full the appropriate part of the Bonds' par value to the Bonds' owners in the amount, procedure and at dates, defined by the Issuing Documents;***
- ***The issuer failed to pay or paid not in full the Bonds' coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing Documents.***

The Company takes upon itself, according to the Offer's terms and conditions, to perform the issuer's obligations unliquidated by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds' owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the amount of Unliquidated Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the Issuer failed to pay or paid not in full to the Bonds' owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds' retirement;

- coupon yield in the form of interest of the Bonds' par value;

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (fourteen) days since the end date of 90-days (ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 15 702 216 000***

The value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 10 000***

The value of net assets of the legal entity that provided the guarantee as of the end date of the reporting quarter: ***RUR 241 000***

3. Security for inconvertible interest bearing certified bearer bonds of BT-4 series with the issue's state registration number 4-46-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the bonds' owners secured by guarantee: ***RUR 3 000 000 000 (Three billion) and total coupon yield on 3 000 000 (Three million) Bonds***

LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay all parts of the Bonds' par value, coupon yield to the Bonds' owners on the following terms and conditions:

The Company's responsibility on the issuer's Obligations is limited to the Ceiling Amount.

The Company's responsibility on the issuer's Obligations is joint.

The Company takes upon itself to perform the issuer's Obligations for the issuer in the part, in which the issuer failed to perform and/or performed not in full the issuer's Obligations in the following cases:

- ***The issuer failed to pay or paid not in full the appropriate part of the Bonds' par value to the Bonds' owners in the amount, procedure and at dates, defined by the Issuing Documents;***
- ***The issuer failed to pay or paid not in full the Bonds' coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing Documents.***

The Company takes upon itself, according to the Offer's terms and conditions, to perform the issuer's Obligations unliquidated by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer. (item 12.2 of "Decision on securities issue").

Procedure of making claims to the guarantor by the bonds' owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the amount of Unliquidated Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance.

The Claim on the Obligations Performance is to indicate that the issuer failed to pay or paid not in full to the Bonds' owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds' retirement; and/or

- coupon yield in the form of interest of the appropriate part of the Bonds' par value.

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (Fourteen) days since the end date of 90-days (Ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.04.2006: ***RUR 17 396 489 000***

The value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.04.2006: ***RUR 10 000***
The value of net assets of the legal entity that provided the guarantee as of the end date of the reporting quarter: ***RUR 241 000***

8.5.1. Terms and conditions of the guarantee to perform obligations on mortgage cover bonds

The issuer does not have mortgage cover bonds which are in circulation (not paid off), or the obligations under which are not performed (default).

8.6. Data on organizations that keep record of rights for the issuer's issuing securities

Entity keeping the register of the owners of the issuer's registered securities: **registrar**

Full brand name: ***Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya"***
Abbreviated brand name: ***OJSC "ORK"***
Location: ***Pyatnitskaya street 70, Moscow, 113095***
Tel./Fax: ***(495) 504-28-86, 933-42-21***
E-mail: ***ork@ork-reestr.ru***

Data on the registrar's license to carry out the activities of record keeping of the securities owners:

License number: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Validity term: ***unlimited***
The body that issued the license: ***Russia's FFMS***

Other data on maintaining the register of the issuer's registered securities owners:
18.02.2002 – the date since when the register of the issuer's registered securities was maintained by registrar CJSC "Registrator-Svyaz".
13.12.2005 – the entry was made into the Uniform State Register of Legal Entities, concerning the termination of activities of CJSC "Registrator-Svyaz" by means of reorganization in the form of affiliation to OJSC "ORK".

The issuer has in circulation the bonds of BT-2, BT-3 and BT-4 series issued in paper form, and with the certificate executed for the entire amount of each issue, the specified certificate being subject to centralized custody.

The entity carrying out centralized custody of the bonds***: depositary***

Full brand name: ***Non-Commercial Partnership "National Depositary Center"***
Abbreviated name: ***NDC***
Location: ***Building 4, Srednyi Kislovskyi pereulok 1/13, Moscow***

Data on the license of professional participant of securities market to carry out the activities of depositary at securities market:

License number: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited***

The body that issued the license: ***Russia's FFMS***

Other data:

05.12.2005 – the date since when the depositary started centralized custody of the issuer's bonds of BT-2 and BT-3 series.

11.09.2006 – the date since when the depositary started centralized custody of the issuer's bonds of BT-4 series.

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is Federal Law N 173-ФЗ of 10.12.2003 (wording of 17.05.2007) "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between the Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with more than 50 countries.

When applying the provisions of international agreements of the Russian Federation, a foreign entity should provide to a tax agent paying the income the confirmation of the fact that this foreign entity has a permanent location in the country with which the Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of the appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided with the translation in Russian.

Upon providing by a foreign entity, having the right for receiving income, of the above said confirmation to the tax agent who pays the income, prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in the Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The issues of import and export of capital, which may affect the payment of dividends, interests and other payments to non-residents, are governed by the following regulations: (in latest effective wordings):

Federal Law N 173-ФЗ of 10.12.2003 (wording of 17.05.2007) "On currency regulation and currency control";

The Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98 (wording of 17.05.2007);

The Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00 (wording of 16.05.2007);

Federal law № 39-ФЗ of 22.04.1996 (wording of 17.05.2007) "On securities market";

Federal law № 160-ФЗ of 09.07.1999 (wording of 26.06.2007) "On foreign investments in the Russian Federation";

Federal law № 39-ФЗ of 25.02.1999 (wording of 18.12.2006) "On investment activities in the Russian Federation carried out in the form of capital investments";

Federal law № 86-ФЗ of 10.07.2002 (wording of 26.04.2007) "On Central Bank of the Russian Federation (Bank of Russia)";

Federal law № 115-ФЗ of 07.08.2001 (wording of 12.04.2007) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism";

International treaties of the Russian Federation on avoidance of double taxation.

8.8. Description of the procedure of taxation of yield on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of yield on placed and being placed issuing securities of the issuer:

I. TAXATION OF NATURAL PERSONS.

Residents

In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of income of natural persons-residents received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activities of entity, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 9%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax due to deduction from the income of taxpayer (resident) – beneficiary of dividends, ***is calculated by the tax agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, reduced by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

Individual income tax ***in accordance with items 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.***

Non-residents

In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

Individual income tax in accordance with item 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.

II. TAXATION OF LEGAL ENTITIES:

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC VolgaTelecom, paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends ***is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 9%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period reduced by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current reporting (tax) period and the amount of dividends received by the tax agent himself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

For individual beneficiaries of income in the form of dividends – Unit investments funds – the tax was not withheld, as Unit investments funds being separate property complexes without

establishing legal entity, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the income tax.

The tax for income in the form of dividends ***in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.***

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC VolgaTelecom, paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5%, 10% and 12%) were applied to individual beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which the Russian Federation has an international treaty (agreement) regulating the issue of preferential tax treatment.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.

- The procedure of taxation of income from disposal of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation:

When paying income in the form of interest received from the securities' issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

The procedure of taxation of natural persons

Residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, items 2 and 4 of article 226 of RF Tax Code, item 1 of article 224 of RF Tax Code the income received by natural persons is subject to taxation with the source of its payment at the rate of 13%.

Non-residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons is subject to taxation with the source of its payment at the rate of 30%.

- The procedure of taxation of legal entities:

Residents

In accordance with item 1 of article 247 of RF Tax Code, item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian entities received it at the rate of income tax of 24%.

Non-residents

Operating via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign entities received it and operating in the RF via permanent representation office at the rate of income tax of 24%.

Not operating via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, item 4 of article 286 of RF Tax Code, sub-item 1 of item 2 of article 284 of RF Tax Code, paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and item 1 of article 310 of RF Tax Code the received income is subject to taxation with the source of its payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code income tax calculation and withholding of income paid to foreign entities are made by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, if a foreign entity provides a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code to a tax agent.

8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the yield on the issuer's bonds

For year 2002

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 0,7066***

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 173 802 112***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 173 657 536***

Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2002

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 1.7954***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 147 193 004***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred type A shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***RUR 146 769 130***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2003

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 0,9186***

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 225 947 662***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 225 162 680***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2003

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,4510***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 200 941 317***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all preferred type A shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 196 721 527***

Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing address of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2004

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

RUR 1,3779

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 338 921 508***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2005 to 15.12.2005

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 337 721 759***

Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2004

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,5082***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 205 630 776***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2005 to 15.12.2005

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all preferred type A shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 201 937 305***

Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2005

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

RUR 1,4744

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 362 657 563***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***26.06.2006.***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2006 to 15.12.2006

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 361 165 512***

Reasons for non-payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***

- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2005

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,7583***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 226 134 844***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***26.06.2006***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2006 to 15.12.2006

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***

Total amount of dividends paid on all preferred type A shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 221 150 264***

Reasons for non-payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2006

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

RUR 1,5776

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 388 041 625***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2007.***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 7 of 25.06.2007***

The time period established for the payment of declared dividends on the issuer's shares:

From c 15.07.2007 to 01.11.2007

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2006***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 0***

Reasons for non-payment of declared dividends:

The dividends were not paid as the payout time has not come yet.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2006

Category of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,9928***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 245 359 931***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2007.***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 7 of 25.06.2007***

The time period established for the payment of declared dividends on the issuer's shares: ***From c 15.07.2007 to 01.11.2007***

The form and other conditions of the payment of declared dividends on the issuer's shares: ***In cash***

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2006***

Total amount of dividends paid on all preferred type A shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 0***

Reasons for non-payment of declared dividends:

The dividends were not paid as the payout time has not come yet.

Other data on declared and/or paid dividends on preferred shares: ***none***

For the issuers who has issued the **bonds**.

With respect to each bonds issue under which the yield was paid for the last 5 accomplished fiscal years preceding the end date of the last reporting quarter, the following data are provided:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***certified, bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 bonds***

Par value of each bond of the issue: ***RUR 1 000***

The amount of the bonds issue at par value: ***RUR 1 000 000 000***

Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 396,81***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 396 810 000***
The time period established for the payment of yield on the issue bonds:

Date of payment	Size of coupon rate, %	Size of yield as per 1 bond, RUR
23.05.2003	4.75	11.84
22.08.2003	4.75	11.84
21.11.2003	16.5	41.14
24.02.2004	16.5	41.59
24.05.2004	15	37.81
23.08.2004	15	37.40
22.11.2004	15	37.40
21.02.2005	15	37.81
23.05.2005	15	37.40
22.08.2005	15	37.40
21.11.2005	13	32.41
21.02.2006	13	32.77

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarters 2, 3, 4 of 2003, quarters 1,2,3,4 of 2004, quarters 1,2,3,4 of 2005, quarter 1 of 2006.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 (23.05.2003) – RUR 11 840 000
Quarter 3 of 2003 (22.08.2003) – RUR 11 840 000
Quarter 4 of 2003 (21.11.2003) – RUR 41 140 000
Quarter 1 of 2004 (24.02.2004) – RUR 41 590 000
Quarter 2 of 2004 (24.05.2004) – RUR 37 810 000
Quarter 3 of 2004 (23.08.2004) – RUR 37 400 000
Quarter 4 of 2004 (22.11.2004) – RUR 37 400 000
Quarter 1 of 2005 (21.02.2005) – RUR 37 810 000
Quarter 2 of 2005 (23.05.2005) – RUR 37 400 000
Quarter 3 of 2005 (22.08.2005) – RUR 37 400 000
Quarter 4 of 2005 (21.11.2005) – RUR 32 410 000
Quarter 1 of 2006 (21.02.2006) – RUR 32 770 000

The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 2***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-44-00137-A***

State registration date: ***10.11.2005***

State registration date of the report on the bonds issue results: ***11.01.2006***

The quantity of the bonds of the issue: ***3 000 000 bonds***

Par value of each bond of the issue: ***RUR 1 000***

The amount of the bonds issue at par value: ***RUR 3 000 000 000***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 122,67***

The total size of the yield due to payment in cash on all the issue bonds: ***RUR 368 010 000***

The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,20% per annum***	***40,89***
2-nd coupon	***05.12.2006***	***8,20% per annum***	***40,89***
3-d coupon	***05.06.2007***	***8,20% per annum***	***40,89***
4-th coupon	***04.12.2007***	***8,20% per annum***	***40,89***
5-th coupon	***03.06.2008***	***8,20% per annum***	***40,89***
6-th coupon	***02.12.2008***	***8,20% per annum***	***40,89***
7-th coupon	***It is defined by the issuer***		
8-th coupon	***It is defined by the issuer***		
9-th coupon	***It is defined by the issuer***		
10-th coupon	***It is defined by the issuer***		

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 2 of 2006 (06.06.2006.) – RUR 122 670 000.

Quarter 4 of 2006 (05.12.2006.) – RUR 122 670 000

Quarter 2 of 2007 (05.06.2007.) – RUR 122 670 000

The reasons of the yield non-payment: ***the yield was paid in full***

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***

Series: ***BT - 3***

Form: ***certified, bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-45-00137-A***

State registration date: ***10.11.2005***

State registration date of the report on the bonds issue results: ***11.01.2006***

The quantity of the bonds of the issue: ***2 300 000 bonds***

Par value of each bond of the issue: ***RUR 1 000***

The amount of the bonds issue at par value: ***RUR 2 300 000 000***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 127,14***

The total size of the yield due to payment in cash on all the issue bonds: ***RUR 292 422 000***

The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,50***	***42,38***
2-nd coupon	***05.12.2006***	***8,50***	***42,38***
3-d coupon	***05.06.2007***	***8,50***	***42,38***
4-th coupon	***04.12.2007***	***8,50***	***42,38***
5-th coupon	***03.06.2008***	***8,50***	***42,38***
6-th coupon	***02.12.2008***	***8,50***	***42,38***
7-th coupon	***02.06.2009***	***8,50***	***33,91***
8-th coupon	***01.12.2009***	***8,50***	***25,43***
9-th coupon	***01.06.2010***	***8,50***	***16,95***
10-th coupon	***30.11.2010***	***8,50***	***8,48***

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 2 of 2006 (06.06.2006.) – RUR 97 474 000

Quarter 4 of 2006 (05.12.2006.) – RUR 97 474 000

Quarter 2 of 2007 (05.06.2007.) – RUR 97 474 000

The reasons of the yield non-payment: ***the yield was paid in full***

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***

Series: ***BT - 4***

Form: ***certified, bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-46-00137-A***

State registration date: ***06.06.2006***

State registration date of the report on the bonds issue results: ***19.10.2006***

The quantity of the bonds of the issue: ***3 000 000 bonds***

Par value of each bond of the issue: ***RUR 1 000***

The amount of the bonds issue at par value: ***RUR 3 000 000 000***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 59,76***

The total size of the yield due to payment in cash on all the issue bonds: ***RUR 179 280 000***

The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	12.12.2006	7,99	19,92
2-nd coupon	13.03.2007	7,99	19,92
3-d coupon	12.06.2007	7,99	19,92
4-th coupon	11.09.2007	7,99	19,92
5-th coupon	11.12.2007	7,99	19,92
6-th coupon	11.03.2008	7,99	19,92
7-th coupon	10.06.2008	7,99	19,92
8-th coupon	09.09.2008	7,99	19,92
9-th coupon	09.12.2008	7,99	19,92
10-th coupon	10.03.2009	7,99	19,92
11-th coupon	09.06.2009	7,99	19,92
12-th coupon	08.09.2009	7,99	19,92
13-th coupon	It is defined by the issuer		
14-th coupon	It is defined by the issuer		
15-th coupon	It is defined by the issuer		
16-th coupon	It is defined by the issuer		
17-th coupon	It is defined by the issuer		
18-th coupon	It is defined by the issuer		
19-th coupon	It is defined by the issuer		
20-th coupon	It is defined by the issuer		
21-st coupon	It is defined by the issuer		
22-nd coupon	It is defined by the issuer		
23-d coupon	It is defined by the issuer		
24-th coupon	It is defined by the issuer		
25-th coupon	It is defined by the issuer		

26-th coupon	***It is defined by the issuer***
27-th coupon	***It is defined by the issuer***
28-th coupon	***It is defined by the issuer***

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 4 of 2006, quarter 1 of 2007, quarter 2 of 2007.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 4 of 2006 (12.12.2006) – RUR 59 760 000
Quarter 1 of 2007 (13.03.2007) – RUR 59 760 000
Quarter 2 of 2007 (12.06.2007) – RUR 59 760 000
The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***488 bonds***
Par value of each bond of the issue: ***RUR 2 500***
The amount of the bonds issue at par value: ***RUR 1 220 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2003***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 4 of 2003 – RUR 6 768
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***11 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-11-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 bonds***

Par value of each bond of the issue: ***RUR 2 500***

The amount of the bonds issue at par value: ***RUR 700 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003***

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – RUR 144

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 1 092 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – RUR 0

Quarter 2 of 2003 – RUR 117,7

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Quarter 1 of 2004 – RUR 1 105,60

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 420 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 52

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0
Quarter 1 of 2004 – RUR 0
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***20 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-20-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***405 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 2 430 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2003 – RUR 1 144
Quarter 2 of 2003 – RUR 0
Quarter 3 of 2003 – RUR 0
Quarter 4 of 2003 – RUR 52
Quarter 1 of 2004 – RUR 0
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***21 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 1 728 000***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 5 441,34

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 1 701,93

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 2 502 000***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 44,19

Quarter 2 of 2003 – RUR 69,37

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 74,37

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 3 000 000***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 364,38

Quarter 2 of 2003 – RUR 109,13

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 1 080 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 92,54

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 890 bonds***

Number of placed securities of the issue: ***143 440 bonds***

Par value of each bond of the issue: ***RUR 100***

The amount of the bonds issue at par value: ***RUR 14 344 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money terms as per one bond:

the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The size of the yield which was due to payment on the issue bonds in money terms in aggregate for all issue bonds: ***RUR 882 750,80***

The time period established for the payment of yield on the issue bonds:

From 07.06.2003 till 07.06.2005

The form and other provisions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds' owner application within 30 days since the date of the application filing.***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004, quarters 1,2,3 and 4 of year 2005, quarters 1,2,3 and 4 of 2006, quarter 1 of 2007, quarter 2 of 2007.***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 3 of 2003 – RUR 34 619,1
Quarter 4 of 2003 – RUR 19 427,85
Quarter 1 of 2004 – RUR 34 472,83
Quarter 2 of 2004 – RUR 14 527,62
Quarter 3 of 2004 – RUR 9 421,07
Quarter 4 of 2004 – RUR 14 026,74
Quarter 1 of 2005 – RUR 57 466,40
Quarter 2 of 2005 – RUR 223 320,42
Quarter 3 of 2005 – RUR 52 589,15
Quarter 4 of 2005 – RUR 10 616,90
Quarter 1 of 2006 – RUR 2 930,11
Quarter 2 of 2006 – RUR 2 123,46
Quarter 3 of 2006 – RUR 1 373,80
Quarter 4 of 2006 – RUR 1 572,75
Quarter 1 of 2007 – RUR 12 027,96
Quarter 2 of 2007 – RUR 27 595,38

Other data on the yield on the issue bonds: ***The yield payment on the issue bonds is made by the issuer since 07.06.2003 – the date of the start of the bonds repayment.***

In quarters 3, 4 of 2005, quarters 1, 2, 3 and 4 of 2006 and quarters 1and 2 of 2007 the bonds' owners were paid the yield calculated since the bonds placement start date till the end date of the bonds repayment – 07.06.2005.

As of the reporting date the amount of yield unclaimed by the bonds' owners is RUR 364 639,26.

Kind of securities: ***bonds***
Series: ***1 - Y***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-33-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 bonds***
Par value of each bond of the issue: ***RUR 100***
The amount of the bonds issue at par value: ***RUR 1 824 600***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***RUR 0,1***
The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***RUR 1824,6***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 – RUR 0
Quarter 3 of 2003 – RUR 39,7
Quarter 4 of 2003 – RUR 1 277,4
Quarter 1 of 2004 – RUR 16,40
Quarter 2 of 2004 – RUR 491,10
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***2 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 2 948.56***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2005
The date of the repayment end: 31.12.2005
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,2,3 and 4 of year 2005***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2005 – RUR 2081,66
Quarter 2 of 2005 – RUR 142,76
Quarter 3 of 2005 – RUR 51,58
Quarter 4 of 2005 – RUR 672,56

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***3 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-35-00137-А***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 3 914,82.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 31.12.2006
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,2,3 and 4 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2006 – RUR 1 474,50
Quarter 2 of 2006 – RUR 1 635,51
Quarter 3 of 2006 – RUR 191,14
Quarter 4 of 2006 – RUR 613,67

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***4 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-36-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 3 787, 51.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 30.04.2006
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2006, quarter 2 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2006 – RUR 2 143,5
Quarter 2 of 2006 – RUR 1 644,01
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***5 - Y***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-37-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 3 769,09.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 03.01.2007

The date of the repayment end: 31.03.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2007***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2007 – RUR 3769,09
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***6 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-38-00137-А***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 3 943,99.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.04.2007
The date of the repayment end: 30.06.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2007***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2007 – RUR 3 943,99
Other data on the yield on the issue bonds: ***none***

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

SUPPLEMENT № 1 – Audit opinion on OJSC VolgaTelecom accounting statement for year 2006.

AUDIT OPINION
ON OJSC VolgaTelecom ACCOUNTING STATEMENT
BY INDEPENDENT AUDIT COMPANY

To OJSC VolgaTelecom shareholders

INFORMATION ABOUT THE AUDITOR

Name: LLC ERNST & YOUNG.

Location: Sadovnicheskaya Nab., 77, bld.1., Moscow, 115035, Russia

Certificate of making an entry about the legal entity registered before July 1, 2002 in the Uniform State Register of Legal Entities, the date of making the entry: December 05, 2002, series 77 № 007367150, registered by the State Institution of Moscow registration chamber on June 20, 2002 №108.877, basic state registration number 1027739707203.

License for audit activities - №E002138 approved by Order of the Ministry of Finance of the Russian Federation № 223 of September 30, 2002 – was issued for the period of five years.

Membership in accredited professional audit association – LLC ERNST & YOUNG is a member of Noncommercial partnership "Institute of professional accountants and auditors of Russia" (NP "IPA of Russia").

INFORMATION ON THE AUDITED ENTITY

Name: OJSC VolgaTelecom

Location: Dom Svyazi, M.Gorky Square, Nizhny Novgorod city, 603000.

State registration: OJSC VolgaTelecom is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December, 15 1993 №448, basic state registration number 1025203014781. The date of making the entry - August 01, 2002. Certificate: series 52 № 001480204.

We audited the accompanying accounting statement of OJSC VolgaTelecom for the period from January 1 till December 31, 2006 inclusive. The accounting statement consists of balance sheet, income statement, statement of changes in shareholders' equity, cash flow statement, supplement to balance sheet and the explanatory memorandum, items 3-4, 6, 7.1-7.5, 8-12, 13.2-13.7. The management of OJSC VolgaTelecom is responsible for accounting, preparation and presentation of this accounting statement. Our responsibility is to express an opinion on the authenticity in all material respects of the specified statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with the Russian Federation legislation based on our audit.

We conducted the audit in accordance with Federal Law "On the audit activities", Federals Rules (Standards) of audit activities, Rules (Standards) of audit activities approved by the Committee on Audit activities with the President of the Russian Federation, and International audit standards.

The audit was planned and conducted to receive reasonable confidence that the accounting statement contains no essential misstatements. The audit was conducted on the sample basis and included the study by testing of proves confirming the values and the disclosure of information on financial and economic activities in the accounting statement, the assessment of observance of bookkeeping principles and rules applied at preparation of the accounting statement, the consideration of essential assessed values received by the management of the audited entity, and also the assessment of general presentation of the accounting statement. We believe that our audit provides a reasonable basis for the expression of our opinion on the authenticity in all material respects of the accounting statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with the Russian Federation legislation.

In our opinion, the bookkeeping procedure in respect of preparation of OJSC VolgaTelecom accounting statement in 2006 met in all material respects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above-mentioned accounting statement, prepared in accordance with the same Law, reflects truly in all material respects the financial status of OJSC VolgaTelecom as of December 31, 2006 and the results of its financial and economic activities for the period from January 1 to December 31, 2006 inclusive, in accordance with the Russian Federation legislation requirements as related to the preparation of accounting statement.

The accompanying accounting statement is not intended to present financial status and the activities results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than the Russian Federation. Accordingly, the accompanying accounting statement is not designated for the persons unfamiliar with bookkeeping principles, procedures and methods accepted in the Russian Federation.

April 02, 2007

Ulrich Schroeder
Partner

Audit executive head
Svetlana Eduardovna Samatskaya
General audit qualification certificate
№ K001213 issued on November 06, 2002 for unlimited term

SUPPLEMENT № 2 – OJSC VolgaTelecom consolidated financial statement for year 2006.

OJSC VolgaTelecom

Consolidated financial statement

For the year ended December 31, 2006.

(RUR thousand)

OJSC VolgaTelecom

Consolidated Financial Statements

For the year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

ООО «Эрнст энд Янг»
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (495) 705-9700
7 (495) 755-9700
Факс: 7 (495) 755-9701
ОКПО: 59002827

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "VolgaTelecom"

We have audited the accompanying consolidated financial statements of Open Joint Stock Company "VolgaTelecom" and its subsidiaries (hereinafter "the Company"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Except for the matter described in the Basis for Qualified Opinion, we conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Basis for Qualified Opinion

As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 6 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2006 and 2005 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years then ended and (ii) the deferred tax balances as of December 31, 2006 and 2005 and deferred tax expense for the years then ended.

Qualified Opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young LLC

May 31, 2007

	Notes	2006	2005 restated
ASSETS			
Non-current assets			
Property, plant and equipment	6	**31 332 348**	28 525 610
Intangible assets and goodwill	7	**4 454 189**	2 745 615
Investments in associates	9	**129 103**	119 980
Long-term investments	10	**28 226**	24 910
Long-term accounts receivable and other financial assets	11	**35 062**	39 931
Long-term advances given	12	**517 655**	749 055
Deferred income tax asset	28	**16 476**	27 049
Total non-current assets		**36 513 059**	32 232 150
Current assets			
Inventories	13	**535 925**	544 087
Accounts receivable	14	**1 872 300**	1 296 011
Current income tax asset		**343 276**	38 813
Other current assets	15	**1 099 296**	1 519 748
Cash and cash equivalents	16	**461 417**	1 338 713
Total current assets		**4 312 214**	4 737 372
TOTAL ASSETS		**40 825 273**	36 969 522
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent company			
Share capital	18	**3 853 690**	3 853 690
Unrealized gain on available-for-sale investments		**5 434**	2 134
Retained earnings		**15 810 202**	14 228 313
Total equity attributable to equity holders of the parent company		**19 669 326**	18 084 137
Minority interest		**473 302**	415 614
Total equity		**20 142 628**	18 499 751
Non-current liabilities			
Long-term borrowings	19	**9 497 836**	7 589 666
Long-term finance lease obligations	20	**596 516**	727 768
Pension liabilities	23	**1 287 295**	1 106 204
Deferred revenue		**316 030**	331 618
Deferred income tax liability	28	**1 444 233**	1 336 072
Total non-current liabilities		**13 141 910**	11 091 328
Current liabilities			
Accounts payable, accrued expenses and advances received	21	**3 970 717**	2 574 536
Payables to Rostelecom		**96 307**	108 100
Income tax payable		**–**	76 541
Other taxes payable	22	**321 999**	812 712
Dividends payable		**64 672**	63 641
Short-term borrowings	19	**1 582 707**	683 741
Current portion of long-term borrowings	19	**707 181**	2 699 872
Current portion of long-term finance lease obligations	20	**797 152**	359 300
Total current liabilities		**7 540 735**	7 378 443
Total liabilities		**20 682 645**	18 469 771
TOTAL EQUITY AND LIABILITIES		**40 825 273**	36 969 522

The accompanying notes form an integral part of these consolidated financial statements.

	Notes	2006	2005 restated
Revenues	24	**24 848 703**	23 756 233
Wages, salaries, other benefits and payroll taxes		**(8 424 514)**	(7 954 563)
Depreciation and amortization	6,7	**(4 453 961)**	(3 417 659)
Materials, repairs and maintenance, utilities		**(2 658 736)**	(2 185 768)
Taxes other than income tax		**(624 204)**	(550 307)
Interconnection charges		**(2 220 734)**	(2 634 267)
Recovery (provision) for impairment of receivables	14	**320 540**	(12 020)
Gain/(loss) on disposal of property, plant, and equipment		**2 308**	(103 699)
Other operating expenses, net	25	**(2 513 437)**	(2 274 446)
Operating profit		**4 275 964**	4 623 504
Share of result of associates, net	9	**11 912**	20 713
Interest expense, net	26	**(1 020 783)**	(843 532)
Gain/(loss) on sale of subsidiaries, associates and other investments	27	**(48 371)**	41 842
Foreign exchange gain, net		**22 633**	53 118
Profit before income tax		**3 241 355**	3 895 645
Income tax expense	28	**(1 106 921)**	(1 391 621)
Profit for the year		**2 134 434**	2 504 024
Attributable to equity holders of the parent company		**2 073 895**	2 465 295
Attributable to minority interests		**60 539**	38 729
Profit for the year		**2 134 434**	2 504 024
Basic and diluted earnings per share, for profit for the year attributable to equity holders of the parent company	29	**6,32**	7,52

The accompanying notes form an integral part of these consolidated financial statements.

	Notes	2006	2005 restated
Cash flows from operating activities:			
Profit before income tax		**3 241 355**	3 895 645
Adjustments for:			
Depreciation and amortization	6, 7	**4 453 961**	3 417 659
(Gain) loss on disposal of property, plant and equipment		**(2 308)**	103 699
(Recovery) provision for impairment of receivables	14	**(320 540)**	12 020
Provision for obsolescence of inventory		**20 414**	2 874
Share of result of associates	9	**(11 912)**	(20 713)
(Gain) loss from sale of subsidiaries, associates and other investments	27	**48 371**	(41 842)
Interest expense, net	26	**1 020 783**	843 532
Foreign exchange (gain), net		**(22 633)**	(53 118)
Operating cash flows before working capital changes		**8 427 491**	8 159 756
Increase in accounts receivable		**(243 618)**	(162 113)
Decrease in other current assets		**441 868**	118 543
Decrease in inventories		**12 929**	315 812
Increase in accounts payable and accrued expenses		**792 532**	343 732
Increase (decrease) in taxes payable other than income tax		**(490 892)**	81 762
Increase in pension obligations		**181 091**	214 723
Cash flows generated from operations		**9 121 401**	9 072 215
Interest paid		**(1 086 653)**	(853 373)
Income tax paid		**(1 494 591)**	(1 113 867)
Net cash flows from operating activities		**6 540 157**	7 104 975
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(5 024 487)**	(5 452 965)
Purchase of intangible assets		**(188 421)**	(459 114)
Purchase of Oracle E-Business Suite software		**(212 830)**	(140 973)
Purchase of Amdocs Billing software		**(217 265)**	(74 714)
Proceeds from sales of property, plant and equipment		**45 728**	117 211
Purchase of subsidiaries, net of cash acquired		**(651 764)**	(50 986)
Disposal of subsidiaries, net of cash disposed		**–**	3 383
Purchase of investments and other assets		**(47 000)**	(63 694)
Proceeds from disposal of investments and other financial assets		**210**	51 141
Interest received		**21 722**	22 942
Dividends received		**1 497**	1 528
Net cash flows used in investing activities		**(6 272 610)**	(6 046 241)
Cash flows from financing activities:			
Proceeds from borrowings		**5 624 807**	6 403 784
Repayment of borrowings		**(6 997 842)**	(9 240 037)
Proceeds from debt securities issued		**2 983 597**	5 259 438
Repayment of debt securities		**(1 008 388)**	(6 221)
Repayment of finance lease obligations		**(456 225)**	(777 703)
Repayment of vendor financing obligations		**(468 902)**	(772 286)
Repayment of promissory notes for Amdocs Billing Software		**(255 996)**	(498 528)
Repayment of other non-current liabilities		**–**	(927)
Dividends paid to equity holders of the parent company		**(564 783)**	(509 398)
Dividends paid to minority		**(1 111)**	(328)
Net cash flows from financing activities		**(1 144 843)**	(142 206)
Net increase in cash and cash equivalents		**(877 296)**	916 528
Cash and cash equivalents at the beginning of the year		**1 338 713**	422 185
Cash and cash equivalents at the end of the year		**461 417**	1 338 713

The accompanying notes form an integral part of these consolidated financial statements.

		Attributable to equity holders of the parent								
		Share capital								
	Notes	Preference shares	Ordinary shares	Retained earnings (before adjustment)	Correction of error	Retained earnings (restated)	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
Balance at December 31, 2004	2	**963 366**	**2 890 324**	**12 489 617**	**(182 047)**	**12 307 570**	**800**	**16 162 060**	**377 213**	**16 539 273**
Profit for the year	2	–	–	2 562 060	(96 765)	2 465 295	–	2 465 295	38 729	2 504 024
Dividends to equity holders of parent company		–	–	(544 552)	–	(544 552)	–	(544 552)	–	(544 552)
Unrealized gain on available-for-sale investments		–	–	–	–	–	1 334	1 334	–	1 334
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	–	(87)	(87)
Disposal of minority interests due to disposal of subsidiaries		–	–	–	–	–	–	–	(241)	(241)
Balance at December 31, 2005	2	**963 366**	**2 890 324**	**14 507 125**	**(278 812)**	**14 228 313**	**2 134**	**18 084 137**	**415 614**	**18 499 751**
Profit for the year		–	–	2 073 895	–	2 073 895	–	2 073 895	60 539	2 134 434
Dividends to equity holders of parent company	30	–	–	(588 792)	–	(588 792)	–	(588 792)	–	(588 792)
Unrealized gain on available-for-sale investments		–	–	–	–	–	3 300	3 300	–	3 300
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	–	(1 111)	(1 111)
Acquisition of minority interests in existing subsidiaries	8	–	–	(325)	–	(325)	–	(325)	(1 740)	(2 065)
Adjustment to fair values of subsidiaries acquired related previously held interest (reclassification of associates to subsidiaries)		–	–	97 111	–	97 111	–	97 111	–	97 111
Balance at December 31, 2006		**963 366**	**2 890 324**	**16 089 014**	**(278 812)**	**15 810 202**	**5 434**	**19 669 326**	**473 302**	**20 142 628**

The accompanying notes form an integral part of these consolidated financial statements.

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC VolgaTelecom and its subsidiaries – (hereinafter "the Company") for the year ended December 31, 2006 were authorized for issue by the General Director and the Chief Accountant of the Company on May 31, 2007.

The Company

The parent entity of the Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is in the city of Nizhny Novgorod (the Russian Federation), Dom Svyazi, Maxim Gorky sq.

The Company's principal activity is providing telephony services (including local, intrazone calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of Povolzhie region of the Russian Federation.

Open joint-stock company Svyazinvest, controlled by the Russian Government, as a holding company, as of December 31, 2006 owned 51% of the Company's ordinary voting stock.

Information on the Company's main subsidiaries is disclosed in Note 8. All subsidiaries are incorporated under the laws of the Russian Federation.

Presentation of Financial Statements

The consolidated financial statements of OJSC VolgaTelecom are prepared based on standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Liquidity and Financial Resources

As of December 31, 2006, the Company's current liabilities exceeded its current assets by 3,228,521 (December 31, 2005 – 2,641,071). As a result, there may be some doubts about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

1. General Information (continued)

Liquidity and Financial Resources (continued)

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs. Management expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

Through 2007, the Company anticipates funding from a) cash generated from operations; b) financing from domestic and international lending institutions.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for actuarial gains and losses.

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards and interpretations mandatory for financial years beginning on or after January 1, 2006.

The changes in accounting policies result from adoption of the following new or amended standards and interpretations:

- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IAS 19 (amended 2005) "Employee benefits";
- IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The principal effects of these changes in policies are discussed below.

IAS 19 (amended 2005) "Employee benefits"

As of January 1st, 2006, the Company adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans. This change has resulted in additional disclosures being included for the years ending December 31, 2006 and December 31, 2005 but has not had a recognition or measurement impact, as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the income statement.

2. Basis of Presentation of the Financial Statements (continued)

Changes in Accounting Policies (continued)

IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"

The amendments to IAS 39 in 2005:

- required to include financial guarantee contacts issued;
- permitted the foreign currency risk of a highly probable intra-Company forecast transaction to qualify as the hedged item in cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements;
- restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

IFRIC 4 "Determining whether an Arrangement contains a Lease"

IFRIC 4 provides guidance for determining whether arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, if the arrangements comprise a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. The adoption of this IFRIC Interpretation as of 1 January 2006 has not had a significant impact on the Company as at December 31, 2006 or December 31, 2005.

Other Standards and Interpretations mentioned did not have impact on the Company's financial statements.

IFRSs and IFRIC Interpretations not Yet Effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IFRS 7 "Financial Instruments: Disclosures";
- IAS 1 (amended 2005) "Presentation of Financial Statements – Capital Disclosures";
- IFRIC 8 "Scope of IFRS 2";
- IFRIC 9 "Reassessment of Embedded Derivatives";
- IFRIC 10 "Interim Financial Reporting and Impairment";
- IFRIC 11 "IFRS 2 - Company and Treasury Share Transactions".

IFRS 7 "Financial Instruments: Disclosures" replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after January 1, 2007.

2. Basis of Presentation of the Financial Statements (continued)

IFRSs and IFRIC Interpretations not Yet Effective (continued)

The amendment of IAS 1 "Presentation of Financial Statements – Capital Disclosures" requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007.

IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

IFRIC 9 clarifies, that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after June 1, 2006.

Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after November 1, 2006.

IFRIC 11 addresses the issues whether the certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same Company. An entity shall apply this interpretation for annual periods beginning on or after March 1, 2007.

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's result of operation and financial positions in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements.

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications

In 2006 the Company restated its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". The Company made adjustments to the comparatives as of December 31, 2004 and 2005.

Consolidated balance sheet as at December 31, 2005	As previously reported	Effect of adjustments	As restated	Description of adjustments
Retained earnings	14 507 125	(278 812)	14 228 313	Restatement of pension liabilities as of December 31, 2005, (net of tax effect of nil)
Pension liabilities ,	827 392	278 812	1 106 204	Restatement of pension liabilities as of December 31, 2005, (net of tax effect of nil)
Consolidated statement of operations for 2005				
Wages, salaries, other benefits and payroll taxes	(7 857 798)	(96 765)	(7 954 563)	Effect of restatement of pension expenses for 2005
Consolidated statement of changes in equity for the year ended December 31, 2004				
Retained earnings as of December 31, 2004	12 489 617	(182 047)	12 307 570	Effect of pension liabilities recognized as of December 31, 2004 (net of tax effect of nil)

In addition the Company made the following reclassifications to the 2005 financial statements to conform to the 2006 presentation:

	As reported	Effect of restatements	As restated	Description
Consolidated balance sheet as of December 31, 2005				
Long-term accounts receivable and other financial assets	20 835	19 096	39 931	Reclassification of Input VAT related to capital construction
Other current assets	1 577 657	(57 909)	1 519 748	Reclassification of Input VAT related to capital construction and reclassification of current income tax asset
Current income tax asset	–	38 813	38 813	Reclassification of current income tax asset from other current assets

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has the power to exercise control over their operations, are consolidated. The Control is a power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Financial statements of all subsidiaries are included in the consolidated financial statement. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in Subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognized initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments upon initial recognition. All purchases and sales of investments are recognized on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;
(b) those that the entity upon initial recognition designates as available for sale; or
(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

3. Summary of Significant Accounting Policies (continued)

3.3 Investments (continued)

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of operations. Reversals of impairment losses in respect of equity instruments are not recognized in the statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of operations.

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2006 and 2005 were as follows:

Currency	**2006**	**2005**
Russian Roubles per US dollar	**26.33**	28.78
Russian Roubles per Euro	**34.70**	34.19
Russian Roubles per Japanese yen	**0.22**	0.25

3. Summary of Significant Accounting Policies (continued)

3.5 Property, Plant and Equipment

3.5.1 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the statement of operations.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3.5.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3. Summary of Significant Accounting Policies (continued)

3.5 Property, Plant and Equipment (continued)

3.5.3 Assets Received Free of Charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In the case when transfers of equipment relate to the rendering of future services to the transferee the equipment is considered as deferred revenue which is recognized as income on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefit for the Company are not recognized.

3.6 Intangible Assets

3.6.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

3. Summary of Significant Accounting Policies (continued)

3.6 Intangible Assets (continued)

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3.6.2 Licenses

Cost of licenses paid to Government for permission to provide telecommunication services within identifiable period of time is recognized as intangible assets.

3.6.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

3.6.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

3. Summary of Significant Accounting Policies (continued)

3.6 Intangible Assets (continued)

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. Useful life of other intangible assets is approximately 10 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.7 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

3.7.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3. Summary of Significant Accounting Policies (continued)

3.7 Leases (continued)

3.7.2 Operating Leases

Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.8 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

3. Summary of Significant Accounting Policies (continued)

3.8 Financial Instruments (continued)

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognized when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

3.9 Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.10 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.11 Accounts Receivable and Provision for Bad Debt

Trade receivables, are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

3.12 Loans and Borrowings Received

Loans and Borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as an adjustment to interest expense over the period of the borrowings.

3. Summary of Significant Accounting Policies (continued)

3.13 Employee Benefits

3.13.1 Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 26% to 12%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 10% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.13.2 Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in current period.

3.13.3 Pensions and Other Post-Employment Benefit Plans

Post employment benefit plans include defined contribution plan and defined benefit plan.

A defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company provides defined benefit pension plan, which require contributions to be made to a separately administered fund. The Company also provides certain additional post-employment benefits and other long-service employees benefits of a defined nature such as lump-sum payments upon retirement and death and financial support to the Company's old age and disabled pensioners.

The cost of providing benefits under the defined benefit plan is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

3. **Summary of Significant Accounting Policies (continued)**

3.13 Employee Benefits (continued)

The past service cost is recognized as an expense on a straight line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

3.14 Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

3. Summary of Significant Accounting Policies (continued)

3.14 Income Taxes (continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.15 Shareholders' Equity

3.15.1 Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.15.2 Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared at Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.16 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.17 Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

3. Summary of Significant Accounting Policies (continued)

3.17 Revenue Recognition (continued)

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3.17.1 Revenue from Customers

The Company categorizes the revenue sources in twelve major categories:

1. Local telephone calls;
2. Intrazone telephone calls;
3. Installation and connecting fees;
4. Documentary services;
5. Cellular services;
6. Radio and TV broadcasting;
7. Data transfer and telematic services;
8. New services (Internet, ADSL, ISDN, IP-telephony);
9. Rent of telephone channels;
10. Services for operators;
11. Other telecommunications services;
12. Other revenues.

The Company recognizes revenues related to all types of services except installation and connection fees in the period when the services are rendered.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized as income on the same basis that the fixed assets are depreciated.

According to legislative pronouncements starting from January 1, 2006 new rules for rendering of international, intercity and intrazone calls services by operators came into force.

Starting January 1, 2006 the Company does not recognize revenues from domestic and international long-distance calls services as, according to the new rules these services in the Russian Federation are rendered solely by operators who have respective licenses. In 2006 only intrazone calls services are rendered by the Company based on respective license.

In 2005 revenues from intrazone calls services in amount of 2,132,010 were presented together with revenues from domestic long-distance calls (see Note 24).

3. Summary of Significant Accounting Policies (continued)

3.18 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 29).

3.19 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.20 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

3. Summary of Significant Accounting Policies (continued)

3.20 Contingent Assets and Contingent Liabilities (continued)

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.21 Segment Information

The Company provides fixed line and mobile telecommunications services. Management believes that the Company operates in one geographical segment on the territory of Povolzhie region of the Russian Federation.

3.22 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (1) or (4);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company.

The Company discloses in financial statement information on related party transactions with third parties controlled by government of the Russian Federation.

3.23 Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events that require an entity to adjust the amounts recognized in its financial statements are caused by favorable and unfavorable outcomes of conditions that existed at the balance sheet date and changes in management estimates subject to uncertainties which was used for accounting of a number of business activities.

3. Summary of Significant Accounting Policies (continued)

3.23 Events after the Balance Sheet Date (continued)

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

4. Significant Accounting Judgments and Estimates

4.1 Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Classification of lease agreements

A lease is classified as finance lease if it transfers substantially all the risks and rewards incidental to ownership, otherwise it is classified as operating lease. Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract.

4.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property, plant and equipment

The Company assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation recognized in profit or loss.

Impairment of property, plant and equipment

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or Company of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

4. Significant Accounting Judgments and Estimates (continued)

4.2 Estimation Uncertainty (continued)

The determination of impairments of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

Fair values of assets and liabilities acquired in business combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. More details are provided in Note 8.

Impairment of goodwill and intangible assets not yet available for use

The Company determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2006 was 870,260 (2005: 367,005) and carrying amount of intangible assets not yet available for use at December 31, 2006 was 1,187,090 (2005: 1,836,852). More details are provided in Note 7.

Allowance for doubtful accounts

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. As of 31 December 2006, allowances for doubtful accounts have been created in the amount of 836,142 (2005: 1,225,044).

4. Significant Accounting Judgments and Estimates (continued)

4.2 Estimation Uncertainty (continued)

Pension obligations

Post-employment benefits are generally satisfied by plans which are classified and accounted for as defined benefit plans. The present value of defined post-employment benefit obligations and related current service cost are determined in accordance with actuarial valuation, which rely on demographic and financial assumptions including mortality, both during and after employment, rates of employee turnover, discount rate, future salary and benefit levels and, to a limited extent, expected return on plan assets. In the event that further changes in the key assumptions are required, the future amounts of the pension benefit costs may be affected materially. More details are provided in Note 23.

Litigations

The Company exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates may significantly affect future operating results.

Deferred tax assets

Management judgment is required for the calculation of current and deferred income taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in respective tax type and jurisdiction. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plan, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from that estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that an assessment of future utilization indicates that the carrying amount of deferred tax assets must be reduced, this reduction is recognized in profit or loss.

5. Segment Information

	2006			
	Fixed line	Mobile	Intercompany eliminations	Total for the Company
REVENUE				
Sales to third parties	21 474 361	3 374 342	–	24 848 703
Inter-segment sales	155 606	634 661	(790 267)	–
Total revenue	21 629 967	4 009 003	(790 267)	24 848 703
Segment result	3 284 748	991 216	–	4 275 964
Unallocated corporate expenses	–	–	–	–
Operating profit	–	–	–	4 275 964
Share of result of associates	11 912	–	–	11 912
Interest expense, net	(944 082)	(76 701)	–	(1 020 783)
Gain on sale of subsidiaries, associates and other investments	–	–	–	(48 371)
Foreign exchange gain, net	8 464	14 169	–	22 633
Income tax	(831 703)	(275 218)	–	(1 106 921)
Net profit	–	–	–	2 134 434
Assets and Liabilities				
Segment assets	34 216 015	6 777 259	(297 104)	40 696 170
Investments in associates	129 103	–	–	129 103
Consolidated total assets	–	–	–	40 825 273
Segment liabilities	(18 691 598)	(2 288 151)	297 104	(20 682 645)
Consolidated total liabilities				(20 682 645)
OTHER INFORMATION				
Capital expenditure	6 932 376	1 143 423	–	8 075 799
Depreciation and amortization	3 945 306	508 655	–	4 453 961
Other non-cash expenses:				
Employee benefit liabilities	181 091	–	–	181 091

5. **Segment Information (continued)**

	2005			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**
REVENUE				
Sales to third parties	20 944 518	2 811 715		23 756 233
Inter-segment sales	327 611	252 380	(579 991)	–
Total revenue	21 272 129	3 064 095	(579 991)	23 756 233
Segment result	3 766 780	856 724	–	4 623 504
Unallocated corporate expenses	–	–	–	–
Operating profit				4 623 504
Share of result of associates	20 713	–	–	20 713
Interest expense, net	(773 877)	(69 655)	–	(843 532)
Gain on sale of subsidiaries, associates and other investments				41 842
Foreign exchange gain, net	31 907	21 211	–	53 118
Income tax	(1 210 833)	(180 788)	–	(1 391 621)
Net profit				2 504 024
Assets and Liabilities				
Segment assets	31 945 120	5 009 427	(105 005)	36 849 542
Investments in associates	119 980	–	–	119 980
Consolidated total assets				36 969 522
Segment liabilities	(16 559 248)	(2 015 528)	105 005	(18 469 771)
Consolidated total liabilities				(18 469 771)
OTHER INFORMATION				
Capital expenditure	5 696 631	1 334 492	–	7 031 123
Depreciation and amortization	2 998 684	418 975	–	3 417 659
Other non-cash expenses:				
Provision for impairment of receivables	(2 170)	14 190	–	12 020
Employee benefit liabilities	214 723	–	–	214 723
Obsolescence of inventory	2 874	–	–	2 874

Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the entity as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude assets that relate to the Company as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment and intangible assets. Provisions relate only to those charges made against allocated assets.

Segments are comprised of separate legal entities who file separate tax returns. Accordingly, income tax expense was allocated to the segments in full.

6. **Property, Plant and Equipment**

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2004	12 267 650	12 592 922	1 728 914	3 445 725	30 035 211
Additions	–	–	6 394 596	–	6 394 596
Additions due to acquisition of subsidiaries	–	55 208	11 703	–	66 911
Disposals	(89 997)	(87 605)	(61 738)	(21 295)	(260 635)
Disposals due to sale of subsidiaries	–	(997)	–	–	(997)
Transfers	2 257 164	3 332 994	(6 649 081)	1 058 923	–
At December 31, 2005	14 434 817	15 892 522	1 424 394	4 483 353	36 235 086
Additions	(2)	(47 564)	6 954 071	–	6 906 505
Additions due to acquisition of subsidiaries	6 986	143 900	17 558	7 101	175 545
Disposals	(40 629)	(92 233)	(17 035)	(19 222)	(169 119)
Disposals due to sale of subsidiaries	–	(14 630)	–	–	(14 630)
Transfers	1 906 415	3 190 962	(6 568 171)	1 470 794	–
At December 31, 2006	16 307 587	19 072 957	1 810 817	5 942 026	43 133 387
Accumulated depreciation					
At December 31, 2004	(1 009 123)	(2 524 450)	–	(898 132)	(4 431 705)
Charge for the year	(747 223)	(1 840 913)	–	(729 854)	(3 317 990)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	14 027	20 126	–	5 573	39 726
Disposals due to sale of subsidiaries	–	493	–	–	493
At December 31, 2005	(1 742 319)	(4 344 744)	–	(1 622 413)	(7 709 476)
Charge for the year	(915 400)	(2 037 798)	–	(1 170 417)	(4 123 615)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	10 091	11 845	–	10 116	32 052
Disposals due to sale of subsidiaries	–	–	–	–	–
At December 31, 2006	(2 647 628)	(6 370 697)	–	(2 782 714)	(11 801 039)
Net book value as of December 31, 2004	11 258 527	10 068 472	1 728 914	2 547 593	25 603 506
Net book value as of December 31, 2005	12 692 498	11 547 778	1 424 394	2 860 940	28 525 610
Net book value as of December 31, 2006	13 659 959	12 702 260	1 810 817	3 159 312	31 332 348

6. Property, Plant and Equipment (continued)

As at December 31, 2006 bank borrowings are secured by properties with the carrying value of 5,692,786 (2005 – 8,132,160).

The net book value of plant and equipment held under finance leases at December 31, 2006 and 2005 amounted to:

	2006	**2005**
Switches and transmission devices	**2 317 078**	1 592 034
Vehicles and other	**59 941**	60 114
Construction in progress and equipment for installation	**9 839**	31 935
Buildings and constructions	**–**	13 660
Total net book value of plant and equipment held under finance leases	**2 386 858**	1 697 743

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2006 to 2,508,109 (2005 – 1,383,052).

In 2006, the Company increased construction in progress by the amount of capitalized interest totaling 16,849 (2005 – 167,935). Capitalization rate in 2006 was 9.5% (2005 - 15%).

The assets transferred to the Company upon privatization do not include the land on which the Company's buildings, comprising the Company's principal operating facilities, are situated. The land on which the Company's operating facilities are situated is rented by the Company from local authorities under the operating lease agreements. These lease agreements are signed for one year and may be prolongated by the Company without significant additional costs. Lease payments for land related to Company's operating facilities can be changed subject to agreement by the parties. The future minimum lease payments under non-cancellable operating leases of land are disclosed in note 32.

7. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2004	**325 097**	**181 380**	**1 662 405**	**99 525**	**2 268 407**
Additions	–	4 340	631 724	463	636 527
Additions due to acquisition of subsidiaries	41 908	–	171	–	42 079
Disposals	–	(10)	(633)	(90)	(733)
Disposals due to sale of subsidiaries	–	–	(1)	–	(1)
At December 31, 2005	**367 005**	**185 710**	**2 293 666**	**99 898**	**2 946 279**
Additions	–	52 353	1 068 324	1 051	1 121 728
Additions due to acquisition of subsidiaries	503 255	–	563	425 200	929 018
Disposals	–	(37)	(7 106)	(11 450)	(18 593)
Disposals due to sale of subsidiaries	–	–	–	–	–
At December 31, 2006	**870 260**	**238 026**	**3 355 447**	**514 699**	**4 978 432**
Accumulated amortization					
At December 31, 2004	–	**(31 427)**	**(45 858)**	**(23 654)**	**(100 939)**
Charge for the year	–	(17 545)	(74 006)	(8 118)	(99 669)
Charge due to acquisition of subsidiaries	–	–	(140)	–	(140)
Disposals	–	–	84	–	84
Disposals due to sale of subsidiaries	–	–	–	–	–
At December 31, 2005	–	**(48 972)**	**(119 920)**	**(31 772)**	**(200 664)**
Charge for the year	–	(22 628)	(274 441)	(33 277)	(330 346)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	–	–	–	6 767	6 767
Disposals due to sale of subsidiaries	–	–	–	–	–
At December 31, 2006	–	**(71 600)**	**(394 361)**	**(58 282)**	**(524 243)**
Net book value at December 31, 2004	**325 097**	**149 953**	**1 616 547**	**75 871**	**2 167 468**
Net book value at December 31, 2005	**367 005**	**136 738**	**2 173 746**	**68 126**	**2 745 615**
Net book value at December 31, 2006	**870 260**	**166 426**	**2 961 086**	**456 417**	**4 454 189**

7. Intangible Assets and Goodwill (continued)

Oracle E-Business Suite (OEBS)

As of December 31, 2006 software includes OEBS software with a gross book value of 1,167,626 (2005 – 1,121,410), including interest capitalized of 211,813 (2005 – 211,813). Capitalization rate in 2006 was 0% (2005 - 15%). In accordance with the supply contract, the Company acquired non-exclusive licenses for 13,029 users of E-business Suite 2004 Professional among other license applications.

The Company commenced the commercial operation of OEBS in relation to the module for accounting for non-current assets, the Release #1, in line with the pilot stage of the completion of the installation in Kirov and Head Office branches on December 30, 2005. In 2006 implementation of the module, release #1, was completed in all of the Company's branches.

In 2006 the Company used OEBS in relation to the modules for accounting for non-current assets and maintaining payroll registers.

Full implementation of Oracle E-Business Suite software is expected to be completed by 2008.

The Company commenced amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses of 10 years.

Amdocs Billing Suite

As of December 31, 2006 software includes Amdocs Billing Suite software with a gross book value of 1,187,090 (2005 – 715,442), including the interest from promissory notes capitalized totaling 34,232 (2005 – 31,088). The capitalization rate in 2006 was 6% (2005 – 6%). This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon promissory notes in the total amount of 755,662. As of December 31, 2006 the Company fully repaid the promissory notes.

The Company will commence amortizing this asset from the date of software implementation. Until implemented the Company annually tests this software for impairment.

HP Open View IUM Hewlett-Packard

As of December 31, 2006 software also includes HP Open View IUM Hewlett-Packard software purchased in 2006 from CJSC "ISG" with a gross book value of 398,951 (2005 –nil), including interest capitalized of 14,108 (2005 – nil). The capitalization rate in 2006 was 8.59%. The project of implementation of the software is expected to be completed by 2008.

7. Intangible Assets and Goodwill (continued)

Licenses

As of December 31, 2006 licenses mainly included GSM 900 licenses with a net book value of 166,426 (2005 – 136,738). The Company measured GSM licenses at the date of transition to IFRS at fair value and used that fair value as deemed cost at that date.

Amortization charge of Intangible assets for 2006 in the amount of 330,346 (2005 – 99,669) was recorded in line Depreciation and Amortization of Consolidated Statement of Operations.

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to united mobile operator which the Company plans to create in 2007 by merger of its cellular subsidiaries as a single cash-generating unit for impairment testing. The following subsidiaries form united mobile operator:

- ZAO Nizhegorodskaya Sotovaya Svyaz
- OJSC TATINCOM-T
- ZAO RTCOM
- LLC Nizhegorodskyi teleservice
- ZAO Penza Mobile
- ZAO Chuvashia Mobile
- ZAO Saratov Mobile
- Other subsidiaries

The recoverable amount of the united mobile operator's cash-generating unit have been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a 0% growth rate (2005 - 0.5%) which the same as the long-term average growth rate for the above mentioned cash-generating unit. The discount rate applied to cash flow projections is 14% (2005 - 16%).

The following describes each key assumption applied by management for cash flow projections to undertake impairment testing of goodwill:

- Budgeted gross margins – the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
- Bond rate – the yield on five-year Russian government Rouble-denominated bonds at the beginning of the budgeted year.

7. Intangible Assets and Goodwill (continued)

Impairment testing of goodwill (continued)

Carrying amount of goodwill allocated to the cash-generating unit comprised the following:

Subsidiary	Carrying amount of goodwill 2006	2005
OJSC TATINCOM-T	**323 811**	323 811
ZAO RTCOM	**33 075**	33 075
LLC Nizhegorodskyi teleservice	**8 833**	8 833
ZAO Penza Mobile	**119 226**	–
ZAO Chuvashia Mobile	**222 536**	–
ZAO Saratov Mobile	**161 493**	–
Other subsidiaries	**1 286**	1 286
Total	**870 260**	367 005

As of December 31, 2006 no impairment was identified by the Company.

Impairment test of intangible assets not yet available for use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent cost of Amdocs Billing Suite totaling 1,187,090 at December 31, 2006 (as at December 31, 2005 -- 1,836,852, including Oracle in amount of 1,121,410). As at December 31, 2006 no impairment was identified.

8. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC VolgaTelecom and its subsidiaries, whose main activity is provision of cellular and other telecommunication services. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,% 2006	Ownership,% 2005	Voting Shares 2006	Voting Shares 2005
ZAO Nizhegorodskaya Sotovaya Svyaz (NSS)	Cellular services (GSM-900)	**100**	100	**100**	100
ZAO Digital telecommunications	Local telephone network services	**100**	100	**100**	100
ZAO TeleSvyazInform	Cable and air TV services	–	100	–	100
LLC Russian-American JV Izhcom	Data transmission and telematic services	–	100	–	–
LLC VyatkaSvyazService	Paging services	**100**	100	–	–
ZAO Transsvyaz	Local telephone network services	**100**	80	**100**	80
OJSC Omrix	Local telephone network services	**74**	74	**74**	74
ZAO Ulyanovsk –GSM	Cellular services(GSM-900)	**60**	60	**60**	60
ZAO Orenburg GSM	Cellular services(GSM-900)	**51**	51	**51**	51

OJSC TATINCOM-T	Cellular services(GSM-900)	**50+1 share**	50+1 share	**50+1 share**	50+1 share
ZAO Narodnyi Telephone Saratov	Cellular services (CDMA)	**50+1 share**	50+1 share	**50+1 share**	50+1 share
ZAO Nizhegorodskyi radiotelephone	Local telephone network services	**50**	50	**50**	50
ZAO Chery - Page	Paging services	**50**	50	**50**	50
ZAO RTCOM	Cellular services	**100**	100	**100**	100
LLC Nizhegorodskyi teleservice	Local telephone services	**100**	100	**–**	–
ZAO Nizhegorodteleservice	Establishment and operation of integration system	**100**	60	**100**	60
ZAO Penza Mobile	Cellular services	**100**	40	**100**	40
ZAO Chuvashia Mobile	Cellular services	**100**	30	**100**	30
ZAO Saratov Mobile	Cellular services	**100**	50	**100**	50

8. Consolidated Subsidiaries (continued)

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

On March 9, 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company acquired a 100% stake in ZAO RTCOM (8,248 ordinary shares) for 10,130. The subsidiary was purchased for the purpose of rendering cellular services in the Mordovia region as part of the Company's mobile business development program. Management believes that the fair value of ZAO RTKOM identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value.

In July 2005 the Company acquired a 100% stake in LLC Nizhegorodskyi Teleservice from LLC "Invekt" for 43,728. The subsidiary was purchased for the purpose of expansion of data transfer and telematic services rendered by the Company. Management believes that the fair value of LLC Nizhegorodskyi Teleservice identifiable assets, liabilities and contingent liabilities as at acquisition date approximated their book value.

On September 18, 2006 in accordance with the decision of the Board of Directors dated June, 2006 the Company acquired a 50% stake in ZAO Saratov Mobile (3,300,726 ordinary shares), a 70% stake in ZAO Chuvashia Mobile (1,171,000 ordinary shares) and a 60% stake in ZAO Penza Mobile (1,815,000 ordinary shares) for 239,695, 272,064 and 116,471, respectively. The subsidiaries were purchased for the purpose of rendering cellular services in the Saratov, Penza regions and Chuvashia Republic, regions as part of the Company's mobile business development program.

Management assigned the acquisition price for the purchased Subsidiaries as follows:

	ZAO Saratov Mobile	ZAO Chuvashia Mobile	ZAO Penza Mobile
Cost			
Acquisition price	239 695	272 064	116 471
Transaction costs	–	–	–
Total paid	**239 695**	**272 064**	**116 471**

8. Consolidated Subsidiaries (continued)

	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount
Property, plant and equipment, net	105 097	108 838	66 188	64 778	2 901	6 492
Intangible assets, net	302 784	562	121 880	31	1 099	704
Other Non-current Assets	397	2 406	–	1 432	176	–
Accounts receivable	6 140	6 429	1 091	1 066	109	164
Cash and cash equivalents	16 794	16 794	1 204	1 204	11 063	11 063
Other current assets	5 900	6 912	4 149	7 226	778	4 672
Current liabilities	(111 594)	(114 551)	(47 635)	(48 641)	(14 824)	(14 822)
Long-term liabilities	(169 114)	(120 474)	(76 122)	(57 140)	(5 893)	(7 073)
Total net assets	**156 404**	**(93 084)**	**70 755**	**(30 044)**	**(4 591)**	**1 200**
Company's share in acquired net assets	50%		70%		60%	
Assigned value of acquired share in identifiable net assets	78 202		49 528		(2 755)	
Amount of goodwill at December 31, 2006, net	**161 493**		**222 536**		**119 226**	

Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition.

Loss of ZAO Saratov-Mobile", ZAO Chuvashia-Mobile" and ZAO Penza-Mobile for 2006 year from the date of acquisition was 13,723, 12,379 and 3,974 correspondingly. If the combination had taken place at the beginning of the year, the profit of the Company would have been 2,114,591 and revenue would have been 24,998,054.

On August 11, 2006 the Company acquired additional 40% stake in ZAO Nizhegorodteleservice (120,000 ordinary shares) for 2,510 (increased its share to 100%). Management believes that the fair value of ZAO Nizhegorodteleservice identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value. The difference between cost of additional interest in the subsidiary and minority interest's share of the assets and liabilities in the amount of 12 and was reflected as an equity transaction.

On August 11, 2006 the Company acquired additional 20% stake in ZAO Transsvyaz (800 ordinary shares) for 2,052 (increased its share to 100%). Management believes that the fair value of ZAO Transsvyaz identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value. The difference between cost of additional interest in the subsidiary and minority interest's share of the assets and liabilities in the amount of 313 and was reflected as an equity transaction.

8. Consolidated Subsidiaries (continued)

Disposal of shares in subsidiaries for 2006 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Proceeds from sale	Sale/disposal of share in equity on the date of transaction, %
LLC Russian-American JV Izhcom	Data transmission and telematic services	21 932	–	100
ZAO TeleSvyazInform	Cable and air TV services	8	6	100
Total			**6**	

In November 2006 in accordance with the decision of the Board of Directors dated November 7, 2006 the Company wrote off to losses the investments in LLC Russian-American JV Izhcom in the amount of 4,471 and ZAO TeleSvyazInform in the amount of 4 due to their liquidation.

Profit / loss on sale of shares in subsidiaries is presented in Note 27

9. Investments in Associates

Investments in associates at December 31, 2006 and 2005 comprised the following:

		2006		2005	
Associate	**Activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
ZAO Samara Telecom	Local telephone network services	**28%**	**109 073**	28%	96 925
ZAO "ACB C-Bank"	Banking services	**42%**	**20 030**	42%	19 178
Other	Cellular services	–	–	40%	3 877
Total			**129 103**		119 980

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

9. Investments in Associates (continued)

Movement in investments in associates for the years ended December 31, 2006 and 2005 is presented below:

	2006	2005
Investments in associates at January 1	**119 980**	110 096
Share of income net of income tax, and of dividends received	**11 912**	20 713
Reclassifications of financial investments	**(2 789)**	
Sale of associates	**–**	(10 829)
Investments in associates at December 31	**129 103**	119 980

The carrying values of investments in associates presented in these consolidated financial statements is equivalent to the Company's share in the net assets of the associates.

The following table illustrates summarized financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2006					
ZAO Samara Telecom	**28%**	**462 964**	**(70 617)**	**259 529**	**43 695**
ZAO "ACB C-Bank"	**42%**	**250 293**	**(202 293)**	**10 949**	**1 581**
2005					
ZAO Samara Telecom	28%	404 853	(56 201)	254 413	69 176
ZAO Saratov Mobile	50%	144 787	(238 602)	121 642	(18 457)
ZAO "ACB C-Bank"	42%	199 003	(153 046)	9 945	6 187
ZAO Chuvashia Mobile	30%	90 402	(109 456)	37 133	(16 803)

10. Long-term Investments

As of December 31, 2006 and 2005, the Company's investments comprised the following:

	2006		2005	
Company	**Ownership interest**	**Carrying amount**	**Ownership interest**	**Carrying amount**
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	**13%**	**14 880**	13%	14 880
CJSC "RusleasingSvyaz"	**7.3%**	**12 293**	7.3%	12 293
OJSC "AlfaBank" promissory notes	**–**	**2 583**	–	2 583
OJSC "Svyaz-bank"	**0.05%**	**3 987**	0.05%	3 987
OJSC "Sberbank RF"	**0.0003%**	**5 437**	0.0003%	2 137
CJSC "TeleRoss-Samara"	**10.0%**	**990**	10.0%	990
CJSC "Reg-time"	**17.0%**	**570**	17.0%	570
OJSC NTK "Zvezda"	**1.668%**	**47 682**	1.334%	1
Other		**2 312**		2 290
Impairment provision		**(62 508)**		(14 821)
Total investment available-for-sale, net		**28 226**		24 910

Management believes that the carrying amounts of these investments approximates their fair values.

Purchase of share in OJSC NTK "Zvezda"

In accordance with the decision of the Company's Board of Directors dated on 18 January 2006 the Company acquired 0.334% of shares in OJSC "National television company "Zvezda" (hereafter – OJSC "NTK "Zvezda") (352 ordinary shares of additional emission) for 47,681 on January 23, 2006 with the purpose of Company's business development, creation of information content and TV broadcasting provided by the company. OJSC "NTK "Zvezda" commenced broadcasting in February 2005. As at the balance sheet date the Company performed analysis of financial position of NTK "Zvezda" and other publicly available information. Results of the analysis did not give reasonable basis to support a conclusion that the investment will be recovered in the nearest future by cash flows generated by NTK "Zvezda". Due to the fact that reliable forecasts are not available the Company made a conservative decision to create provision for impairment for investment to NTK "Zvezda" in the amount of 48,682.

11. Long-term Accounts Receivable and Other Assets

As of December 31, 2006 and 2005 long-term accounts receivable and other assets comprised the following:

	2006	2005
Long-term accounts receivable	**4 450**	5 083
Long-term loans given to employees	**12 391**	15 752
Long-term VAT recoverable	**18 221**	19 096
Total	**35 062**	39 931

12. Long-Term Advances Given

As of December 31, 2006 and 2005 long-term advances given to suppliers of equipment comprised the following:

	2006	2005
Advances given for capital construction	**366 240**	483 900
Acquisition and implementation of Oracle E-Business Suite software	**106 877**	124 429
Implementation of Amdocs Billing Suite software	**44 538**	140 726
Total	**517 655**	749 055

13. Inventories

Inventories at December 31, 2006 and 2005 comprised the following:

	2006	2005
Cable, materials and spare parts for telecommunications equipment	**206 477**	194 382
Construction materials, fuels and instruments	**66 290**	84 808
Finished goods and goods for resale	**60 175**	57 455
Other inventories	**203 325**	210 316
Provision for inventory obsolescence	**(342)**	(2 874)
Total	**535 925**	544 087

In 2006 gain from recovery of Inventory obsolescence provision amounted to 2,532 (2005 – expenses in amount 2,874) is included as "Other operating expenses" in the Consolidated Statement of Operations.

14. Accounts Receivable

Accounts receivable as of December 31, 2006 and 2005 comprised the following:

	2006	2005
Trade receivables – telecommunication services	**2 708 442**	2 521 055
Provision for impairment of receivables	**(836 142)**	(1 225 044)
Total	**1 872 300**	1 296 011

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2006	2005
Corporate customers	**1 185 864**	482 771
Residential customers	**930 029**	934 046
Government customers	**116 513**	146 781
Tariff compensation from the state budget	**476 036**	957 457
Total	**2 708 442**	2 521 055

14. Accounts Receivable (continued)

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made. In several cases the Company levied fines for delay in payment and reimbursed debt through court of arbitration decisions.

As of December 31, 2006 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 18% of total accounts receivable (2005 - 38%).

In 2006 the Company collected from the federal budget accounts receivable for tariff compensation in amount of 474,000.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2006	2005
Balance at January 1	**1 225 044**	1 311 923
Provision for the year	**(320 540)**	12 020
Trade receivables write-off	**(71 419)**	(98 899)
Provision of subsidiaries acquired	**3 057**	–
Balance at December 31	836 142	1 225 044

The net gain on recovery of provision for impairment for 2006 in the amount of 320,540 (2005 – impairment loss in amount of 12,020) was recognized in line Provision for impairment of receivables in the Consolidated Statement of Operations.

15. Other Current Assets

As of December 31, 2006 and 2005 other current assets comprised the following:

	2006	2005
VAT receivable	**443 008**	837 817
Accounts receivable for non-core activities	**163 685**	259 085
Deferred expenses	**139 263**	151 866
Prepayments and advance payments	**160 619**	133 534
Other prepaid taxes	**21 486**	20 346
Settlements with personnel	**11 805**	13 981
Short-term loans given	**955**	3 869
Other	**158 475**	99 250
Total	**1 099 296**	1 519 748

16. Cash and Cash Equivalents

As of December 31, 2006 and 2005 cash and cash equivalents comprised the following:

	2006	2005
Cash at bank and on hand	**461 417**	1 308 670
Short-term deposits	**–**	30 043
Total cash and cash equivalents	**461 417**	1 338 713

17. Significant Non-Cash Transactions

In 2006 the Company received telecommunications equipment under leasing terms in the amount of 943,015 (2005 – 374,114).

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2006, amounted to 317,268 (2005 – 423,372).

The Company received equipment contributions in 2006 in the amount of 2,093 (2005 – 13,266).

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

18. Share Capital

The total number of outstanding shares comprises:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2004	327 953	1 639 765	3 853 690
Preference	81 983	409 917	963 366
Ordinary	245 970	1 229 848	2 890 324

As at December 31, 2005	**327 953**	**1 639 765**	**3 853 690**
Preference	81 983	409 917	963 366
Ordinary	245 970	1 229 848	2 890 324
As at December 31, 2006	**327 953**	**1 639 765**	**3 853 690**

All shares have a par value of 5 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

18. Share Capital (continued)

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of the preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 29).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2006 and 2005 amounted to 12,687,445 and 10,746,158, respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 2,453,588 and 2,255,612 in its statutory financial statements in 2006 and 2005, respectively.

Dividends were declared in 2006 in respect of 2005 results to holders of ordinary shares and preference shares of Rouble 1.4744 per ordinary share (2005 – Rouble 1.3779 per ordinary share) and Rouble 2.7583 per preference share (2005 – Rouble 2.5082 per preference share). See also Note 30.

In October 1997 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company.

18. Share Capital (continued)

The following table represents ADR registration for 2004-2006:

	ADR (quantity)	Ordinary shares equivalent (quantity)	Ordinary shares, %	Share capital, %
December 31, 2004	17 657 870	35 315 740	14.36%	10.77%
Additions 2005	4 536 988	9 073 976	–	–
December 31, 2005	22 194 858	44 389 716	18.05%	13.54%
Disposals 2006	(3 301 227)	(6 602 454)	(2.68%)	(2.01%)
December 31, 2006	**18 893 631**	**37 787 262**	**15.37%**	**11.53%**

Currently ADRs are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	928660109	VLGAY	
Frankfurt Stock Exchange (FSE)	910415	NZH	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH	US9286601094
Xetra	910415	NZH	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH	US9286601094

The Company's shareholding structure as of December 31, 2006 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC "Svyazinvest"	124 634	50,67	–	–	124 634
Other legal entities	73 592	29,92	60 820	74,19	134 412
ADR holders	37 787	15,36	–	–	37 787
Individuals	9 957	4,05	21 163	25,81	31 120
Total	**245 970**	**100**	**81 983**	**100**	**327 953**

19. Borrowings

As of December 31, 2006 and 2005 borrowings comprised the following:

	Effective interest rate	Maturity date	2006	2005
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	6,75-16%	**2007**	**1 493 960**	559 153
Bank loans (Euro)	Euribor+3,25%	**2007**	**18 283**	76 982
Total bank loans			**1 512 243**	636 135
Accrued interest on bonds (Roubles)	8,54-8,91%	**2007**	**55 969**	45 210
Vendor financing:				
Vendor financing (Roubles)	9.23%-12.24%	**2007**	**283**	1 089
Vendor financing (US Dollars)	6,5-9,23%	**2007**	**104**	61
Vendor financing (Euro)		**2007**	**–**	1
Total vendor financing			**387**	1 151
Accrued interest on promissory notes (Roubles)	8,59%	**2007**	**14 108**	–
Accrued interest on promissory notes		**2006**	**–**	1 245

(US Dollars)				
Total short-term borrowings			**1 582 707**	683 741
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	7-12,24%	2007-2011	**637 972**	2 890 246
Bank loans (US Dollars)	Libor+3,25%	2007-2008	**142 372**	–
Bank loans (Euro)	6.5%, Euribor+3.25%	2007-2011	**200 003**	307 200
Total bank loans			**980 347**	3 197 446
Bonds (Roubles)	**8,54-8,91%**	**2007-2013**	**8 262 264**	6 262 076
Vendor financing:				
Vendor financing (Roubles)	9,23-33%	2007-2012	**95 129**	169 187
Vendor financing (US Dollars)	9,23-12,24%	2007-2008	**307 774**	141 158
Vendor financing (Euro)	6,37%	2007-2008	**165 933**	259 251
Total vendor financing			**568 836**	569 596
Promissory notes (Roubles)	**8,59%**	**2007-2009**	**393 570**	–
Promissory notes (US Dollars)	**5,97%**	**2006**	**–**	260 420
Less: Current portion of long-term borrowings			**(707 181)**	(2 699 872)
Total long-term borrowings			**9 497 836**	7 589 666

As of December 31, 2006 short-term borrowings included interest payable in the amount of 109,246 (2005 – 162,284).

As of December 31, 2006 bank loans are secured by property, plant and equipment with the carrying value of approximately 5,692,786 (2005 – 8,182,160).

19. Borrowings (continued)

As of December 31, 2006, borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2007	1 703 889	55 969	388 393	141 638	**2 289 888**
2008	535 211	1 022 834	114 835	114 592	**1 787 472**
2009	143 821	2 120 000	6 199	151 448	**2 421 469**
2010	66 361	2 120 000	38 261	–	**2 224 622**
2011 and after	43 308	2 999 430	21 535	–	**3 064 273**
Total	**2 492 590**	**8 318 233**	**569 223**	**407 678**	**11 787 724**

The Company's borrowings are denominated in the following currencies:

Currency	2006	2005
Russian Roubles	**10 953 255**	9 926 961
US dollars	**450 250**	402 884
Euro	**384 219**	643 434
Total	**11 787 724**	10 973 279

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-term Borrowings

Bank Loans

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

OJSC Sberbank

Short-term borrowings from Sberbank represent Rouble denominated loans received in 2006. The loans mature in 2007. The loans bear interest of 6.75%. As of December 31, 2006, the outstanding amount was 600,111. The loans are secured with property, plant and equipment valued at 1,367,496.

19. Borrowings (continued)

Short-term Borrowings (continued)

AB Gazprombank CJSC

Short-term borrowings from Gazprombank represent Rouble denominated loans received in 2006. The loans mature in 2007. The loans bear interest of 9%. As of December 31, 2006, the outstanding amount was 442,979. The loans are secured with property, plant and equipment valued at 3,515.

International Moscow Bank CJSC

Short-term borrowings from International Moscow Bank CJSC represent Rouble denominated loans received in 2006. The loans mature in 2007-2008. The loans bear interest of Euribor+3.25-11%. As of December 31, 2006, the outstanding amount was 313,877. The loans are secured with property, plant and equipment valued at 1,866,126.

Long-term Loans and Borrowings

<u>Bank Loans and Borrowings</u>

International Moscow Bank CJSC

Long-term borrowings from International Moscow Bank CJSC represent Rouble denominated loans received in 2006. The loans mature in 2008. The loans bear interest of 8.6%. As of December 31, 2006, the outstanding amount was 320,000.

Foundation "Sozidanie"

Long-term borrowings from Foundation "Sozidanie" represent a Rouble denominated loans received in 2005-2006. The loans mature in 2009-2011. The loan agreements do not provide for interest payments thus the amount of liability as at December 31, 2006 was reported at the present value of future payments using a discount factors of 12.24% and 9.23%, which approximate a weighted average interest rate on the Company's similar interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2006 was 138,765. The loans are not secured.

Ministry of Finance of the Russian Federation

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. The loans are denominated in EURO. In July 2005 the Company received a claim from the Ministry of Finance of the Russian Federation for immediate repayment of outstanding amount overdue to the bank equal 226,890 (6,637 thousands EURO) as at the date of receiving the claim.

In December 2006 at the stage of legal proceedings the Company signed an amicable agreement with Ministry of Finance. On March 21, 2006 terms of the amicable agreement was approved by Arbitrary Court of Nizhny Novgorod region. The amicable agreement came into force on December 27, 2006 and stipulated a restructuring of the Company's liability on the following terms: liability on penalty interest accrued for non-timely payments was forgiven and remaining amount of restructured liability would be paid in equal annual payments by January 1, 2012.

19. Borrowings (continued)

Long-term Loans and Borrowings (continued)

The gain on the forgiven of penalty interest payable in the amount of 92,111 (2,662 thousands EURO) is included in line Other operating revenues (expenses), net.

As at December 31, 2006 the outstanding restructured liability to the Ministry of Finance amounted to 143,804 (4,146 thousands Euro), including short term part in the amount of 28,704 (826 thousands Euro). Interest on restructured liability is accrued at effective rate 6.5% and payable annually not later than on December 31 each year. The liability is secured by property, plant and equipment valued at 388,559.

Bonds

In February 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, series VT-1, with a par value of 1,000 Roubles each. The bonds have 12 quarterly coupons. The effective interest rate of the coupon is set at 13.98% per annum. In February 2006, the bonds were fully repaid.

In December 2005, the Company registered the issue of 3,000,000 interest-bearing bonds, series VT-2, with a par value of 1,000 Roubles each. The effective interest rate is set at 8.64% per annum. The bonds mature in 5 years from the date of issue in December 2010. The bond issue has an option of early redemption at par value on December 4, 2008.

In December 2005, the Company registered the issue of 2,300,000 interest-bearing bonds, series VT-3, with a par value of 1,000 Roubles each. The effective interest rate is set at 8.91% per annum. The bonds mature in 5 years from the date of issue in December 2010. The bonds do not provide any put options.

In September 2006, the Company registered the issue of 3,000,000 interest-bearing bonds, series VT-4, with a par value of 1,000 Roubles each. The effective interest rate is set at 8.54% per annum. The bonds mature in 7 years from the date of issue in December 2013. The bond issue has an option of early redemption at par value on September 10, 2009.

Vendor Financing

ALSiTEK

In 2004-2005 the Company entered into several agreements with ALSiTEK, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 9.23% and 12.24% in 2006. The amount outstanding as of December 31, 2006 was 27,993. Equipment received under these agreements is pledged to the supplier until the final payment is made.

19. Borrowings (continued)

Long-term Loans and Borrowings (continued)

Alcatel

The Company's long-term liabilities to Alcatel represent amounts payable for the telecommunication equipment under contracts signed in 2004-2005. The amount outstanding as of December 31, 2006 was 165,933. The amounts payable under these agreements are denominated in Euro. These agreements bear an effective interest rate of 6.37%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

BETO-Huawei

In 2004 the Company entered into several agreements with Beto-Huawei denominated in US Dollars, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 6.5% and 9.23%. The amount outstanding as of December 31, 2006 was 4,657. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Huawei Technologies Co. Ltd.

The Company's long-term liabilities to Huawei Technologies Co. Ltd represent amounts payable for the telecommunication equipment under contracts signed in 2005. The amount outstanding as of December 31, 2006 was 36,699. The amounts payable under these agreements are denominated in US Dollars. These agreements bear an effective interest rate of 9.23%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Metrosvyaz Limited

The Company's long-term liabilities to Metrosvyaz Limited represents amounts payable for the equipment and CDMA services under contracts signed in 2005. The amount outstanding as of December 31, 2006 was 89,174. The amounts payable under these agreements are denominated in US Dollars. These agreements bear an effective interest rate of 11%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

<u>Promissory Notes</u>

In July 2006 the Company purchased HP Open View IUM Hewlett-Packard software from CJSC "ISG" for the implementation of data collection and processing system (Note 7).

In relation to purchasing the software the Company issued Rouble denominated promissory notes in the amount of 393,570. Payment of the promissory notes is planned in 2007-2009.

The outstanding amount as at December 31, 2006 was 393,570. The effective interest rate is equal to 8.59% per annum.

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunications equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2006 and 2005 are as follows:

	2006		2005	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**991 405**	**797 152**	536 921	359 300
2 to 5 years	**741 603**	**596 296**	930 892	727 768
Over 5 years	**274**	**220**	–	–
Total minimum lease payments	**1 733 282**	–	1 467 813	–
Less amounts representing finance charges	**(339 614)**	–	(380 745)	–
Present value of minimum lease payments	**1 393 668**	**1 393 668**	1 087 068	1 087 068
Less: Current portion of finance lease obligations	**(991 405)**	**(797 152)**	(536 921)	(359 300)
Total long-term finance lease obligations	**741 877**	**596 516**	930 892	727 768

In 2006 and 2005, the Company's primary lessor was OJSC "RTC-Leasing". In 2006, the effective interest rate on lease liabilities ranged from 16.82% to 30.66% per annum (2005 - 16.03% to 36.36% per annum).

OJSC "RTC-Leasing" purchases telecommunications equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2006 amounted to 1,386,899 (2005 – 1,057,915). Further, the Company guarantees to OJSC "RTC-Leasing" obligations under these purchase agreements (refer to Note 31).

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2006 finance lease obligations denominated in foreign US dollars and Euro amounted to 29 and 67, respectively (2005 – 38 and 67, respectively).

21. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2006 and 2005 accounts payable and other current liabilities comprised the following:

	2006	2005
Accounts payable for capital investments	**1 393 812**	894 119
Trade accounts payable	**1 008 794**	629 470
Advances received from subscribers	**473 331**	432 425
Salaries and wages	**819 400**	431 708
Other accounts payable	**275 380**	186 814
Total	**3 970 717**	2 574 536

Accounts payable for capital investments in the amount of 98,468 and 35,567 included in trade payables as of December 31, 2006 and 2005, respectively, are denominated mainly in Euro and US Dollars.

22. Taxes Payable

As of December 31, 2006 and 2005, taxes payable comprised the following:

	2006	2005
Value-added tax	**119 886**	630 331
Property tax	**131 828**	124 708
Personal income tax	**14 363**	16 161
Unified social tax	**47 594**	40 240
Other taxes	**8 328**	1 272
Total	321 999	812 712

23. Pensions and Other Post-employment Benefit Plans

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plan, which covers most of its employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula according to which the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement.

23. Pensions and Other Post-employment Benefit Plans (continued)

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 33), maintains the defined benefit pension plan. The Company funds the pension plan on a pay-as-you-go basis upon agreement with the pension fund.

The Company further provides other long-term employee benefits of a defined benefit nature such are lump-sum payments upon retirement, death, disability and jubilees to its active and former employees.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2006 there were 39,156 working employees participating to the defined benefit pension plan of the Company and 14,117 pensioners eligible to the other post-employment benefit plans provided by the Company (as of December 31, 2005 – 47,342 and 12,635 respectively).

As of December 31, 2006 and 2005 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2006	2005
Present value of defined benefit obligation	**2 376 554**	1 919 361
Fair value of plan assets	–	(110 036)
Present value of unfunded obligation	**2 376 554**	1 809 325
Unrecognized past service cost	**(585 762)**	(408 381)
Unrecognized actuarial losses	**(503 497)**	(294 740)
Net pension liability in the balance sheet	**1 287 295**	1 106 204

As of December 31, 2006 the pension plan assets include Company's promissory notes with a fair value of 369,594 (as of December 31, 2005 Company's shares with a fair value of 2,009).

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2006 and 2005 were as follows:

	2006	2005
Current service cost	**118 296**	89 185
Interest cost on benefit obligation	**133 696**	133 370
Expected return on plan assets	**(3 879)**	(13 756)
Net actuarial losses recognized in the year	**10 280**	32 690
Past service cost	**26 055**	196 644
Losses on curtailments and settlements	**42 035**	50 273
Net expense for the defined benefit plan	**326 483**	488 406
Actual return on plan assets	–	17 086

23. Pensions and Other Post-employment Benefit Plans (continued)

Changes in the present value of the defined benefit obligation in 2006 and 2005 were as follows:

	2006	2005
Defined benefit obligation at January 1	**1 919 361**	1 554 943
Interest cost on benefit obligation	**133 696**	133 370
Current service cost	**118 296**	89 185
Benefits paid	**(57 016)**	(55 216)
Liabilities extinguished on settlements	**(198 411)**	(327 384)
Past Service Cost	**203 435**	124 824
Actuarial losses on obligation	**257 193**	399 639
Defined benefit obligation at December 31	**2 376 554**	1 919 361

Changes in the fair value of plan assets in during 2006 and 2005 were as follows:

	2006	2005
Fair value of plan assets at January 1	**110 036**	201 866
Expected return	**3 879**	13 756
Actuarial gains/(losses)	**(3 879)**	3 330
Benefits paid	**(57 016)**	(55 215)
Assets distributed on settlement	**(198 411)**	(327 384)
Contributions by employer	**145 391**	273 683
Fair value of plan assets at December 31	**–**	110 036

The Company expects to contribute 118,300 to its defined benefit pension plans in 2007.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	2005
Russian equities	–	1.5%
Russian corporate bonds	–	22.7%
Russian government bonds	–	39.0%
Promissory notes	–	33.1%
Other assets	–	3.7%

23. Pensions and Other Post-employment Benefit Plans (continued)

As of December 31, 2006 and 2005 the principle actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2006	2005
Discount rate	**7%**	7%
Expected return on plan assets	**7,29%**	7,05%
Future salary increases	**9,20%**	8,15%
Relative pay increase (career progression)	**1%**	1%
Rate used for calculation of annuity value	**6%**	6%
Increase in financial support benefits	**5%**	5%
Staff turnover	**5%**	5%
Mortality tables (source of information)	**USSR 1985/86**	USSR 1985/86

The overall expected rate of return on assets is determined based on the market prices prevailing on that date and the structure of the plan assets portfolio. There has been change in the expected return on plan assets due some decrease in return on corporate promissory notes and decrease in their share in total plan assets in 2006.

Amounts for the current and previous four periods are as follows:

	2006	2005	2004	2003	2002
Present value of defined benefit obligation	**2 376 554**	1 919 361	1 554 943	1 445 121	1 123 467
Plan assets	**–**	(110 036)	(201 866)	(135 133)	(63 396)
(Deficit)/surplus	**2 376 554**	1 809 325	1 353 077	1 309 988	1 060 071
Experience adjustments on plan liabilities	**(134 368)**	(120 920)	20 134	(28 754)	9 953
Experience adjustments on plan assets	**(3 879)**	3 330	2 314	(4 500)	(1 150)

24. Revenues

Revenues for the year ended December 31, 2006 and 2005 comprised the following:

Revenues	2006	2005
Local telephone calls	**8 782 132**	7 482 458
Long distance telephone services – domestic	–	3 231 490
Intrazone telephone services	**3 117 053**	2 132 010
Cellular services	**3 717 754**	2 945 721
Installation and connection fees	**781 354**	1 443 219
New services	**1 935 142**	1 263 161
Revenues from operators	**4 146 281**	2 117 551
Long distance telephone services – international	–	787 839
Radio and TV broadcasting	**532 745**	501 134
Rent of telephone channels	**303 789**	388 615
Data transfer and telematic services	**226 335**	225 810
Documentary services	**41 855**	45 105
Other telecommunications services	**718 763**	746 478
Other revenues	**545 500**	445 642
Total	**24 848 703**	23 756 233

Following requirements of the Federal Law on Communications, new regulations became effective starting January 1, 2006. These regulations led to significant changes in rendering intrazone, domestic and international telephone services

Starting January 1, 2006 domestic and international long-distance telephone services are provided only by operators with respective licenses. According to the Company's license terms it ceased provision of DLD/ILD services and continued provision of intrazone telephone services.

In 2005 the Company did not present revenues from intrazone telephone services separately, as no separate tariffs were approved for this type of services. In 2005 revenues from intrazone call services in amount of 2,132,010 were presented combined with revenues from intercity calls services. For comparability purposes, the Company made the following reclassifications between types of revenues for 2005:

	As previously reported	Reclassifications	As restated
Long distance telephone services – domestic	6 147 983	(2 916 493)	3 231 490
Intrazone telephone services	–	2 132 010	2 132 010
Revenues from operators	1 154 194	963 357	2 117 551
New services	1 253 933	9 228	1 263 161
Other revenues	633 744	(188 102)	445 642

24. Revenues (continued)

The Company identifies revenue by the following major customer groups:

Customer groups	2006	2005
Residential customers	**13 519 951**	12 886 110
Corporate customers	**9 563 356**	9 200 435
Government customers	**1 765 396**	1 669 688
Total	**24 848 703**	23 756 233

25. Other Operating Expenses

Other operating expenses, net comprised the following:

	2006	2005
Lease of premises	**280 004**	319 376
Agency fees	**348 516**	280 780
Fire and other security services	**279 695**	230 974
Cost of goods sold	**156 477**	199 437
Universal service fund payments	**175 536**	165 558
Non-commercial partnership expenses	**139 983**	162 232
Advertising expenses	**245 870**	130 655
Audit and consulting fees	**227 926**	90 930
Charitable contributions	**143 035**	80 822
Insurance	**66 626**	72 910
Business travel expenses and representation costs	**88 240**	71 851
Bank services fees	**63 715**	55 528
Education expenses	**60 973**	52 218
Buildings maintenance	**63 065**	50 608
Auxiliary production services	**26 233**	36 984
Transportation services	**30 406**	28 792
Post services	**38 741**	26 848
Civil Defense	**9 726**	8 133
Other expenses	**68 670**	209 810
Total	**2 513 437**	2 274 446

Other expenses include expenses related to social expenditures, billing and cash collection services, other operating expenses.

26. Interest Expense, Net

Interest expense, net for the years ended December 31, 2006 and 2005 comprised the following:

	2006	2005
Interest income	**23 131**	22 942
Interest expense on loans	**(825 841)**	(632 854)
Interest expense accrued on finance leases	**(198 694)**	(225 890)
Interest expense on vendor financing	**(19 379)**	(7 730)
Total	**(1 020 783)**	(843 532)

27. Gain/(loss) on Sale of Subsidiaries, Associates and Other Investments

Gain from sale of subsidiaries, associates and other investments for the years ended December 31, 2006 and 2005 comprised the following:

	2006	2005
Gain on sale of CJSC "Samarasvyazinform"	–	21 703
Gain on sale of OJSC "Telesot"	–	6 851
Gain on sale of CJSC "Aktsionerny investitsionno-kommerchesky promyshlenno-stroitelny bank"	–	5 329
Gain on sale of CJSC "Sotovaya svyaz Mordovii"	–	4 805
Gain on sale of other investments	–	2 044
Other gain (losses) on investments	**(689)**	1 110
Loss on impairment of investments (see Note 10)	**(47 682)**	–
Total	**(48 371)**	41 842

28. Income Tax

Income tax charge for the years ended December 31, 2006 and 2005 comprised the following:

	2006	2005
Current income tax expense	**(1 228 456)**	(1 073 611)
Prior-year income tax adjustments	**153 503**	(5 776)
Deferred income tax expense	**(31 968)**	(312 234)
Total income tax for the year	**(1 106 921)**	(1 391 621)

28. Income Tax (continued)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2006	2005
Profit before income tax and minority interest	**3 241 355**	3 895 645
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**(777 925)**	(934 955)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	**(9 236)**	(5 776)
Non-taxable income	**103 301**	30 054
Reclassification of differences from permanent to temporary	**(49 118)**	–
Non-deductible expenses	**(373 943)**	(480 944)
Total income tax charge for the year at the effective rate of 34% (2005 - 36%)	**(1 106 921)**	(1 391 621)

The composition of deferred income tax assets and liabilities as of December 31, 2006 and 2005 was as follows:

	As at 31 December 2004	**Origination and reversal of temporary differences**	**As at 31 December 2005**	**Origination and reversal of temporary differences**	**Purchase of subsidiaries**	**As at 31 December 2006**
Deferred tax assets						
Accounts payable and accrued liabilities	115 588	5 531	121 119	79 399	–	200 518
Pension Liabilities	–	–		157 083		157 083
Accounts receivable	181 183	(111 690)	69 493	(35 597)	–	33 896
Loans and Borrowings	57 576	(28 152)	29 424	(46 624)	–	(17 200)
Finance Lease	–	26 547	26 547	(88 261)	–	(61 714)
Total deferred tax assets	**354 347**	**(107 764)**	**246 583**	**66 000**	–	**312 583**
Deferred tax liabilities						
Fixed Assets	(1 262 954)	(186 654)	(1 449 608)	68 676	13 905	(1 367 027)
Intangible assets	(70 780)	(24 403)	(95 183)	(164 796)	(100 671)	(360 650)
Inventories	(8 677)	8 164	(513)	1 474	–	961
Effect from investments valuation	(5 505)	(4 797)	(10 302)	(3 322)		(13 624)
Finance Lease	(3 220)	3 220	–	–	–	–
Total deferred tax liabilities	**(1 351 136)**	**(204 470)**	**(1 555 606)**	**(97 968)**	**(86 766)**	**(1 740 340)**
Deferred tax liabilities, net	**(996 789)**	**(312 234)**	**(1 309 023)**	**(31 968)**	**(86 766)**	**(1 427 757)**

28. Income Tax (continued)

In the context of the effective tax legislation, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one company is not offset against deferred tax liability of another company.

Accordingly, the mentioned above differences were presented as follows in the balance as of December 31, 2006 and 2005:

	2006	2005
Deferred Tax Asset	**16 476**	27 049
Deferred Tax Liability	**(1 444 233)**	(1 336 072)
Deferred tax liability, net	**(1 427 757)**	(1 309 023)

The movement in deferred tax asset for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Deferred tax asset, at 1 January	**27 049**	24 814
Deferred tax income (expense)	**(10 750)**	2 235
Share in deferred income tax of acquired companies	**177**	–
Net deferred tax asset, at 31 December	**16 476**	27 049

The movement in deferred tax liability for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Deferred tax liability, at 1 January	**(1 336 072)**	(1 021 603)
Deferred tax expense	**(21 218)**	(314 469)
Share in deferred income tax of acquired companies	**(86 943)**	–
Deferred tax liabilities of subsidiaries disposed	–	–
Deferred tax liability, at 31 December	**(1 444 233)**	(1 336 072)

29. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue during the period.

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Roubles):

	2006	2005
Profit for the year attributable to equity holders of the parent	**2 073 895**	2 465 295
Weighted average number of shares outstanding (thousands) (see Note 18)	**327 953**	327 953
Basic and diluted earnings per share attributable to equity holders of the parent, Russian Roubles	**6.32**	7.52

29. Earnings per Share (continued)

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

30. Dividends Declared for Distribution

Dividends declared in 2006 based on 2005 results:

Dividends declared in 2006 based on 2005 results:

Dividends on ordinary shares – 1.4744 Roubles per share	362 657
Dividends on preference shares – 2.7583 Roubles per share	226 135
	588 792

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

31. Contingencies and Operating Risks

Operating Environment of the Company

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2006 management believes that its interpretation of the relevant legislation is appropriate and that the Company's tax, currency and customs positions will be sustained.

31. Contingencies and Operating Risks (continued)

Changes in Industry Legislation

Changes in industry legislation which came into force during 2006 had significant impact on Company's financial position and financial results. The amendments significantly changed Company's relationships with interconnected operators and long-distance operators, including OJSC Rostelecom. During 2006 the Company carried out a campaign of renegotiation of contracts with Interconnected operators and long-distance operators. The purpose of contracts renegotiation was to bring terms of contracts in compliance with the new legal requirements.

Due to the fact that the significant part of the new provisions became effective from January 1, 2006 at present these provisions almost have not been applied in practice. As a result possible disagreement in interpretations of the new provisions by the Company and the regulator may occur. The Company's management believes that as at December 31, 2006 the respective Articles of the Law are interpreted correctly and that existing uncertainty in interpretations of amended provisions and new regulatory acts will not have significant impact on Company's financial position and financial results in subsequent periods.

Legal Proceedings

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements. Total amount of potential claims is assessed as 7,317.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2007 to 2012. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.

The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licenses on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

31. Contingencies and Operating Risks (continued)

Insurance Coverage

During 2006, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2006. The total guarantees issued amounted to 2,587,070 (2005 – 2,241,045). Management believes that the likelihood of material payments being required under these agreements is remote.

32. Contractual Commitments

Operating Lease Obligations

Operating lease obligations as at 31 December 2006 and 2005 were as follows:

	2006	2005
Within one year	**60 330**	45 348
After one year but not more than five years	**70 382**	16 213
More than five years	**257 471**	94 945
Total	**388 183**	156 506

Amount of operating Lease expenses included in line Other operating expenses of Consolidated Statement of Operation amounted in 2006 to 280,004 (2005 – 319,376).

Capital Investments

As of December 31, 2006 the Company has commitments for capital investments into modernization and expansion of its network in the amount of 2,319,979 (2005 – 40), including capital investments for provision of the universal service in amount of 2,237,900.

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

33. Balances and Transactions with Related Parties (continued)

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2006 are detailed below.

Rendering Services

During the year ended December 31, 2006 and 2005 the Company rendered significant amount of services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunications services	Regulated tariff	**2 815 260**	845 405
CJSC "Samara Telecom"	Associate company	Telecommunications services, rent	Arms' length terms	**49 062**	32 832
LLC "Rossvyazinform"	Associate company	Logistics	Arms' length terms	**20 097**	14 764

CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	support Telecommunications services	Arms' length terms	**14 929**	6 885

Purchases

During the year ended December 31, 2006 and 2005 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of purchases	Price determination method	2006	2005
OJSC "RTComm.RU"	Controlled by OJSC "Svyazinvest"	Traffic transmission	Regulated tariff	**341 315**	225 608
NPF "Telecom-Soyuz"	Controlled by OJSC "Svyazinvest"	Pensions	Arms' length terms	**241 428**	262 380
OJSC "Svyazinvest"	Parent company	Dividends	Based on resolution of Shareholders' meeting	**183 760**	174 733
Non-Commercial Partnership "Centre for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Agency agreement	Arms' length terms	**148 369**	162 093
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunications services	Regulated tariff	**130 126**	1 939 383
OJSC AKB "Svyaz-Bank"	Significant influence	Bank services	Arms' length terms	**50 092**	791
CJSC "Samara Telecom"	Associate company	Telecommunications services, rent of premises	Arms' length terms	**25 917**	10 891
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunications services	Arms' length terms	**13 245**	7 104

33. Balances and Transactions with Related Parties (continued)

Accounts Receivable

As of December 31, 2006 and 2005 significant balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of accounts receivable	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunication services	**355 550**	–
Non-Commercial Partnership "Centre for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Agency agreement	**106 878**	104 562
OJSC "Informatsionnye	Controlled by OJSC	Software implementation	**44 538**	140 726

Tehnologii Svyazy" (OJSC "Svyazintech")	"Svyazinvest"			
CJSC "Samara Telecom"	Associate company	Telecommunications services	**17 510**	2 767
OJSC "RTComm.RU"	Controlled by OJSC "Svyazinvest"	Traffic transmission	**9 668**	2 919
OJSC AKB "Svyaz-Bank"	Associate company	Bank services	**–**	84 333

Accounts Payable

As of December 31, 2006 and 2005 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of accounts payable	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunications services	**48 323**	108 146
CJSC "Samara Telecom"	Associate company	Telecommunications services	**25 610**	825
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunications services	**4 903**	554
OJSC "RTComm.RU"	Controlled by OJSC "Svyazinvest"	Traffic transmission	**2 123**	4 327

33. Balances and Transactions with Related Parties (continued)

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual revenues associated with OJSC "Rostelecom" relate to traffic transmission services provided by the Company to OJSC "Rostelecom".

Borrowings from Related Parties

In 2006 the Company did not receive borrowings from related parties.

Borrowings to Related Parties

	2006	2005
As at 31 December previous year	**2 925**	5 925
Borrowings given	**3 000**	-
Borrowings repaid	**(1 000)**	(3 000)
As at 31 December current year	**4 925**	2 925

In 2004 the Company provided a loan to CJSC ""Nizhegorodskyi radiotelephone" in amount of 2,925 at 13% per annum. Interest income on the borrowing in 2006 amounted 380 (2005 – 380).

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base (see also Note 24), purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

33. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Within the framework of operating activity, the Company carries out transactions with other entities, which are directly or indirectly controlled by the Government.

The Company does not perform its activities through the entities which are directly or indirectly controlled by the Government.

The Company carries out transactions with the entities, directly or indirectly controlled by the Government, based on tariffs approved by the government bodies.

The entities, directly or indirectly controlled by the Government, do not affect transactions of the Company with other entities.

The Company is not allowed to disconnect certain entities, strategic for the Government, from public network by virtue of Government's decision. Tariffs for such entities are also established by the regulating body equal to those for commercial organizations.

As of December 31, 2006 and 2005, significant transactions between the Company, the Government and entities controlled by the Government were as follows:

	As at December 31, 2006		2006	
Type of transactions	**Assets**	**Liabilities**	**Revenues**	**Expenses**
Telecommunications services	–	–	304 748	–
Interconnection charges	–	–	13 769	–
Other operating expenses	–	–	3 643	–
Other revenues	–	–	53 822	–
Accounts receivable	93 002	–	–	–
Utilities expenses	–	–	–	228 844
Rent	–	–	–	51 819
Other expenses	–	–	–	506 376
Accounts payable	–	84 815	–	–
Loans and Borrowings	–	743 915	–	–
Interests	–	–	–	167 635

33. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Transaction	As at December 31, 2005		2005	

	Accounts receivable	Accounts payable	Revenues	Expenses
Telecommunications services	–	–	278 059	–
Interconnection charges	–	–	11 473	–
Other operating expenses	–	–	3 997	–
Other revenues	–	–	50 691	–
Accounts receivable	43 350	–	–	–
Utilities expenses	–	–	–	148 117
Rent	–	–	–	22 713
Other expenses	–	–	–	554 089
Accounts payable	–	65 136	–	–
Loans and Borrowings	–	2 630 545	–	–
Interests	–	–	–	642 967

Government subscribers and tariff compensation accounted for approximately 22% of gross trade accounts receivable as of December 31, 2006 (2005 – 44%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2006 amounted to 592,549 (2005 – 1,104,238).

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company is a member of the Partnership and has an agreement with it, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2006 amounted to 148,369 (2005 – 162,232).

NPF Telecom-Soyuz

The Company has signed several centralized pension agreements with NPF Telecom-Soyuz (see Note 23). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2006 amounted to 241,428 (2005 – 262,541).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 21 and 20 persons as of December 31, 2006 and 2005, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to 39,260 and 32,136 for the years ended December 31, 2006 and 2005, respectively, and consists of remuneration for management services.

34. Financial Instruments and Risk management Objectives and Policies

The Company's principal financial instruments comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

As at December 31, 2006 the Company's liabilities in foreign currency were 933,032 (2005 – 1,081,990), including liabilities denominated in US dollars 474,547 (2005 – 402,922) and Euro and other currencies 458,485 (2005 – 679,068).

For the period from January 1, 2006 to December 31, 2006 exchange rate of the Russian Rouble to US Dollar increased by approximately 8.5% and exchange rate of the Russian Rouble to Euro decreased by approximately 1.5%. Possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of the existing debt.

The Central Bank of Russia set up strict rules referring to regulation of transactions in foreign currency with the purpose of stimulation of commercial use of Rouble. This regulation previews restrictions of Rouble conversion into hard currency and presents guidelines for conversion of revenue in hard currency into Roubles.

34. Financial Instruments and Risk Management Objectives and Policies (continued)

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

Interest rate risk relates to liabilities with floating rate denominated mainly in US Dollars and Euros. Floating rate for Company's liabilities is generally determined based on LIBOR, EURIBOR, Plafond-C rates.

The following table presents as of December 31, 2006 and 2005 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

	< 1 year	1 - 5 years	> 5 years	Total
As of December 31, 2006:				
Fixed rate				
Short-term obligations	**1 562 411**	–	–	**1 562 411**
Long-term obligations	**688 162**	**6 239 467**	**3 064 274**	**9 991 903**
Finance lease obligations	**797 152**	**596 296**	**220**	**1 393 668**
Loans given	**955**	**12 391**	–	**13 346**
Short-term deposits	–	–	–	–
Floating rate				
Short-term obligations	**20 296**	–	–	**20 296**
Long-term obligations	**19 019**	**194 096**	–	**213 115**
	< 1 year	**1 - 5 years**	**> 5 years**	**Total**
As of December 31, 2005:				
Fixed rate				
Short-term obligations	602 246	–	–	602 246
Long-term obligations	2 588 730	5 412 754	2 168 871	10 170 355

Finance lease obligations	359 300	727 768	–	1 087 068
Loans given	3 869	15 752	–	19 621
Short-term deposits	30 043	–	–	30 043
Floating rate				
Short-term obligations	81 495	–	–	81 495
Long-term obligations	111 142	8 041	–	119 183

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets other than those presented above.

34. Financial Instruments and Risk Management Objectives and Policies (continued)

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2006 there is no significant risk of loss to the Company beyond the provision already recorded.

Financial instruments which can lead to credit risk generally presented by trade accounts receivables and other accounts receivables. Credit risk related to such assets has the limited nature in connection with significant client base of the Company and constant control procedures over borrowing capacity of the customers and other borrowers.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Hedging

In 2006 the Company did not hedge neither foreign exchange risk nor interest risk.

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

34. Financial Instruments and Risk Management Objectives and Policies (continued)

Fair Value (continued)

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2006		2005	
Financial instruments	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Financial assets				
Investments in associates	**129 103**	**129 103**	119 980	119 980
Long-term investments available for sale	**28 226**	**28 226**	24 910	24 910
Long-term accounts receivable	**22 671**	**22 671**	24 179	24 179
Long-term borrowings given	**12 391**	**12 391**	15 752	15 752
Accounts receivable	**1 872 300**	**1 872 300**	1 296 011	1 296 011
Cash and cash equivalents	**461 417**	**461 417**	1 338 713	1 338 713
Total	**2 526 108**	**2 526 108**	2 819 545	2 819 545
Financial liabilities				
Long-term bank loans	**788 702**	**788 702**	2 181 562	2 181 562
Long-term bonds	**8 262 264**	**8 319 836**	5 262 833	5 262 833
Long-term promissory notes	**266 040**	**266 040**	–	–
Long-term vendor financing	**180 830**	**180 830**	145 271	145 271
Long-term finance lease obligations	**596 516**	**596 516**	727 768	727 768
Accounts payable	**4 389 023**	**4 389 023**	3 571 889	3 571 889
Short-term bank loans	**1 512 243**	**1 512 243**	636 135	636 135
Short-term bonds	**55 969**	**56 370**	45 210	45 210
Short-term promissory notes	**14 108**	**14 108**	1 245	1 245
Short-term vendor financing	**387**	**387**	1 151	1 151
Current portion of long-term bank loans	**191 645**	**191 645**	1 015 884	1 015 884
Current portion of long-term bonds	–	–	999 243	1 007 243
Current portion of long-term promissory notes	**127 530**	**127 530**	260 420	260 420
Current portion of long-term vendor financing	**388 006**	**388 006**	424 325	424 325
Current portion of long-term finance lease obligations	**797 152**	**797 152**	359 300	359 300
Total	**17 570 415**	**17 628 388**	15 632 236	15 640 236

Fair Value (continued)

Carrying amounts of monetary assets and liabilities approximate their fair values; monetary assets and liabilities denominated in foreign currency are retranslated to Russian Rubles at exchange rate effective as at December 31, 2006.

Carrying amount of cash and cash equivalents approximates their fair value due to their short-term nature and minimal credit risks.

35. Subsequent Events

Purchase of Shares in OJSC "TATINCOM-T"

The Company increased its share in OJSC "TATINCOM-T" to 100% by purchase of 33.43% stake (2,285,783 shares) for 519,764 on April 13, 2007 and 16,57% stake (1,133,052 shares) for 327,224 (12,700 thousands US dollars) on April 20, 2007 from OJSC "Uralsvyazinform" and IFK "Solid", respectively.

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the Annual Shareholders' meeting to be held on June 22, 2007:

Dividends on ordinary shares - RUR 1,5776 per share	388 042
Dividend on preference shares – RUR 2,9928 per share	245 360
Total	**633 402**

Dividends payable will be included in 2007 financial statements after approval by General Shareholders' meeting.

Changes in Settlements with OJSC "Rostelecom" in 2007

Federal Law #119-FZ dated July 22, 2005 introduced amendments to the Tax Code effective from January 1, 2007. According to these amendments new rules of VAT offset for non-cash settlements (including settlements using mutual offsets) are set.

Starting from January 1, 2007 VAT may be offset only after actual payments of the tax to supplier. As a result settlements between OJSC "Rostelecom" and the Company changed with regard to cancellation of mutual offsets.

Tariffs for Telecommunications Services

The Degree of Federal Service on tariffs #278-c2 dated November 17, 2006 set new tariffs for local and interzone telephone services rendered by the Company and the amount of compensation surcharge that is included to tariffs for local and interzone calls initiation services at 0.44 Roubles per minute (2005 - 0.54 Roubles per minute). The Company envisages decrease in revenues from interzone calls initiation services due to decrease in compensation surcharge.

Tariffs for Telecommunications Services (continued)

The following tariff plans are set for the Company:

- For subscribers - individuals: three obligatory tariff plans (with time-based, fixed and combined fee);
- For subscribers – legal entities: one obligatory tariff plan (with time-based fee).

Monthly payment for local telephone services is comprised of obligatory payment for the services "Provision of

subscriber line" and "Provision of local telephone connection" (depending on type of fee).

Tariff plan with fixed fee terms is primarily aimed at subscribers performing many calls. This tariff plan provides to subscribers unlimited volume of minutes per month for fixed monthly fee.

Tariff plan with time-based fee stipulates payments for each minute of calls, calls with duration of less than 6 seconds are not billed.

Tariff plan with combined fee stipulates base monthly number of minutes (360 – 380 minutes per month) for fixed fee and payments for each minute in excess of base limit at a decreased rate.

The above mentioned tariff plans are introduced in municipalities where technical capabilities of capturing calls duration data exists. If these capabilities are absent, subscribers are offered fixed fees at tariffs set by Federal Service on Tariffs which are effective from February 1, 2007.

Rendering of Universal Telecommunications Services

In 2006 the Company won the tenders for rendering universal telecommunication service using payphones in Privolzhskii region and started provision of the services from February 1st, 2007. During 1st quarter 2007 2,249 payphones were installed. By September 1, 2007 the Company plans to install and put in operation remaining 14,216 payphones. According to contract with Federal Communications Agency the Company will install 16,465 payphones for rendering Universal telecommunications services. The Company plans to invest RUR 2.4 billion for implementation of this project.

35. Subsequent Events (continued)

New Provisions of the Federal Law on Communication

Federal Law #14-FZ dated February 9, 2007 introduced amendments to Federal Law #126-FZ "On Telecommunications" dated July 7, 2003. The amendments are effective from July, 2007 and comprise the following:

- mandatory assessment the conformity of a system communication network to the requirements in the sphere of communications. Such assessment shall be made in the form of an expert examination in compliance with the rules established by the Government of the Russian Federation.
- Registration of electric communication networks forming part of a general-use electric communication network in accordance with rules established by the Government of the Russian Federation;

The Company can not reliably measure the effects of these changes on the financial position and financial results of the Company as the procedures of the mandatory expertise and registration of the networks are not elaborated and approved by the Government.

Electric communication networks formed up before the date of this Federal Law's entry into force have to be registered in compliance with the requirements of amended Federal Law on Communications at latest on January 1, 2010.

SUPPLEMENT № 3 – OJSC VolgaTelecom quarterly accounting statement for 6 months of 2007.

BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
At	June 30, 2007	Date (year, month, day)	2007.06.30
Entity	OJSC VolgaTelecom	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activities	Electric communication	By OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384
Address:	Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000		
		Date of approval	
		Date of dispatch (receipt)	30.07.2007.

ASSETS	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	270	244
Property, plant and equipment		120	120	25 342 279	24 626 678
Capital investments		130	130	759 115	2 284 847
Income-bearing lease investment		135	135	110 621	87 687
Long-term financial investments		140	140	2 142 353	2 992 993
including:					
investments into subsidiary companies			141	1 888 459	2 741 026
investments into associated companies			142	6 271	6 157
investment into other entities			143	67 274	67 263
other long-term financial investments			144	180 349	178 547
Deferred tax assets		145	145	276 655	248 003
Other non-current assets		150	150	3 388 567	3 484 009
Total for section I		190	190	32 019 860	33 724 461

ASSETS	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end

1	1a	2	2a	3	4
II. CURRENT ASSETS Inventories		210	**210**	629 098	684 160
including: raw materials, supplies and other similar values		211	211	469 239	535 281
work in progress expenses (distribution costs)		213	213	593	763
finished commodity and commodities for resale		214	214	47 156	46 078
Commodities shipped		215	215	330	330
prepaid expenses		216	216	111 780	101 708
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	220	584 096	434 978
Accounts receivable (payments are expected in more than 12 months after the reporting date)		230	**230**	8 587	5 985
including: buyers and customers		231	231	1 286	739
advances paid out			232	-	-
other debtors			233	7 301	5 246
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	2 732 606	2 871 891
including: buyers and customers		241	241	1 978 178	2 172 202
advances paid out			242	136 086	274 330
other debtors			243	618 342	425 359
Short-term financial investments		250	250	9 837	6 798
Ca[illegible]		260	260	222 716	129 957
Other current assets		270	270	496	2 410
Total for section II		290	**290**	4 187 436	4 136 179
BALANCE (sum of lines 190+290)		300	**300**	36 207 296	37 860 640

LIABILITIES	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Authorized capital		410	410	1 639 765	1 639 765
Capital surplus		420	420	3 731 945	3 708 078
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-

Retained profits (uncovered loss) of past years		470	460	12 688 284	12 077 965
Retained profits (uncovered loss) of the reporting year		470	470	X	1 665 204
Total for section III		490	**490**	18 141 982	19 173 000
IV. NON-CURRENT LIABILITIES Credits and loans		510	**510**	8 965 335	9 772 713
including: credits			511	320 000	1 150 000
loans			512	8 645 335	8 622 713
Deferred tax liabilities		515	515	1 019 123	1 201 523
Other non-current liabilities		520	520	1 221 085	903 073
Total for section IV		590	**590**	11 205 543	11 877 309
V. CURRENT LIABILITIES Credits and loans		610	**610**	1 441 018	1 064 022
including: credits			611	1 318 926	961 241
loans			612	122 092	102 781
Accounts payable,		620	**620**	4 381 198	4 206 572
including: suppliers and contractors		621	621	3 535 097	2 884 674
advances received		625	622	334 560	274 800
wages payable		622	623	59 233	223 335
debt to government extrabudgetary funds		623	624	42 329	90 978
tax debt		624	625	133 853	194 352
other creditors		625	626	276 126	538 433
Debt to participants (founders) for income payments		630	630	23 802	649 678
Unearned revenue		640	640	235 261	224 214
Provision of costs to be incurred		650	650	659 609	609 097
Other current liabilities		660	660	118 883	56 748
Total for section V		690	**690**	6 859 771	6 810 331
BALANCE (sum of lines 490+590+690)		700	**700**	36 207 296	37 860 640

Reference on availability of valuables being accounted on off-balance-sheet accounts

Indicator's description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Leased property, plant and equipment		910	901	887 691	1 115 607
including under leasing		911	911	42 855	42 855
Inventory items received in custody		920	902	36 302	34 510
Commodities received for commission		930	903	12 674	10 672

Accounts receivable of insolvent debtors written-off as a loss		940	904	261 742	265 682
Cover funds for liabilities and payments received		950	905	11 500 459	11 503 604
Cover funds for liabilities and payments provided		960	906	5 692 516	6 759 530
Housing facilities depreciation		970	907	14 644	14 104
Depreciation of land improvement objects and other similar objects		980	908	1 861	1 909
Payments for communications services			909	150 467	161 514

Reference on net assets worth

Indicator's description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	18 377 243	19 397 214

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
At	**1-st half year of 2007**	Date (year, month, day)	2007.06.30
Entity	**OJSC VolgaTelecom**	by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activities	**Electric communication**	by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**RUR thousand**	by OKEI	**384**

Indicator's description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
I. Income and expenses of ordinary activities Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	12 249 362	10 170 313
including from sales: of telecommunications services			011	11 610 929	9 602 846

Prime cost of sold commodities, products, works and services		020	020	(9 141 394)	(7 549 085)
including: of telecommunications services			021	(8 771 995)	(7 168 606)
Sales profit (loss) (lines 010 -020)		050	**050**	3 107 968	2 621 228
II. OTHER INCOME AND EXPENSES					
Interest receivable		060	060	4 252	11 367
Interest due		070	070	(386 382)	(366 416)
Income from participation in other entities		080	080	57 607	42 513
Other income		090	090	306 806	366 865
Other expenses		100	100	(764 959)	(670 880)
Pretax earnings (loss before tax) (lines 050+060-070+080+090-100)		140	**140**	2 325 292	2 004 677
Income tax expense (lines -151+/-152+/-153) including:			**150**	(660 088)	(568 717)
deferred tax liabilities		142	151	(182 400)	(70 849)
deferred tax assets		141	152	(28 652)	11 540
Current tax on income		150	153	(449 036)	(509 408)
Additional payments of income tax for prior tax (reporting) periods		151	154		
Net profit (loss) of the reporting period (lines 140-150)		190	**190**	1 665 204	1 435 960
BY REFERENCE					
Income tax contingent expenses /income			201	(558 070)	(492 217)
Recurrent tax liabilities		200	202	(155 626)	(130 345)
Recurrent tax assets		200	203	53 608	53 845

Indicator's description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
Basic earnings (loss) per share			301	-	-
Diluted earnings (loss) per share			302	-	-

*** It is completed in annual accounting statement**

Breakdown of individual profits and loss

Indicator's description	Indicator's code	Line code	For the reporting period		For similar period of the past year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment		401	38 285	(416)	30 036	(4 865)

Past years profit (loss)		402	118 841	(126 290)	155 400	(79 731)
Reimbursement of damages caused by default or inadequate performance of obligations		403	2 660	(348)	1 181	(443)
Foreign exchange differences in foreign currency operations		404	12 420	(13 491)	5 694	(89)
Deductions to allowance		405	31 631	-	103 197	-
Debt amortization of payables and receivables		406	3 320	(235)	1 288	(1 116)

END